UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


    APPLICATION/DECLARATION ON FORM U-1 UNDER PUBLIC UTILITY
                   HOLDING COMPANY ACT OF 1935


                     C&T Enterprises, Inc.
                         RR 2, Box 17
                        Wysox, PA 18854


       (Name of company filing this statement and address of principal executive office)


                             (NONE)
                      PARENT HOLDING COMPANY

                            See below
              (Name and address of agents for service)


             COPIES OF ANY PLEADINGS AND OTHER DOCUMENTS
                  MAY BE SERVED UPON THE FOLLOWING:



                    Kenneth Zielonis, Esquire
                          STEVENS & LEE
                            Suite 310
                      208 North Third Street
                          P.O. Box 12090
                   Harrisburg, PA  17108-2090



                        TABLE OF CONTENTS


Item 1  DESCRIPTION OF ACQUISITION........................... 1

     A.  Introduction........................................ 1

         1.  General Request................................. 4
         2.  Overview of the Acquisition..................... 5

     B.  Description of the Parties to the Acquisition....... 7

         1.  General Description............................. 7

             (a)  Tri-County................................. 7
             (b)  Claverack...................................9
             (c)  C&T........................................10
             (d)  Citizens'..................................11
             (e)  Wellsboro..................................12
             (f)  Valley.....................................14

         2.  Description of Facilities.......................15

             (a)  Tri-County.................................15

                  (i)  General...............................15
                 (ii)  Electric Generating Facilities
                       and Resources.........................15
                (iii)  Electric Transmission and
                       Other Facilities......................16
                 (iv)  Other.................................19

             (b)  Claverack..................................20

                  (i)  General...............................20
                 (ii)  Electric Generating Facilities
                       and Resources.........................20
                (iii)  Electric Transmission and
                       Other Facilities......................20
                 (iv)  Other.................................20

             (c)  Citizens'..................................20

                  (i)  General...............................20
                 (ii)  Electric Generating Facilities
                       and Resources.........................20
                (iii)  Electric Transmission and
                       Other Facilities......................20
                 (iv)  Other.................................21

             (d)  Wellsboro..................................21

                  (i)  General...............................21
                 (ii)  Electric Generating Facilities
                       and Resources.........................21
                (iii)  Electric Transmission and
                       Other Facilities......................21
                 (iv)  Other.................................21

             (e)  Valley Energy..............................21

                  (i)  General...............................22
                 (ii)  Production Facilities
                       and Resources.........................22
                (iii)  Transmission and
                       Other Facilities......................22
                 (iv)  Other.................................22

          3.  Nonutility Subsidiaries........................23

              (a)  Tri-County................................23
              (b)  Claverack.................................23
              (c)  Citizens'.................................23
              (d)  Wellsboro.................................23
              (e)  Valley....................................23

     C.  Description of the Acquisition......................23

          1.  Background and Negotiations Leading
              to the Acquisition.............................23
          2.  Acquisition Agreement..........................26

     D.  Benefit Plans.......................................26

     E.  Management and Operations of Valley
         Following the Mergers...............................27

     F.  Industry Restructuring Initiatives..................28

Item 2  FEES, COMMISSIONS AND EXPENSES.......................31

Item 3  APPLICABLE STATUTORY PROVISIONS......................32

     A.  Legal Analysis......................................32

          1.  Section 10(b)..................................39

              (a)  Section 10(b)(1)..........................39

                   (i)  Interlocking Relations...............39
                  (ii)  Concentration of Control.............40

              (b)  Section 10(b)(2) Fairness of
                   Consideration.............................47
              (c)  Section 10(b)(2) Reasonableness
                   of Fees...................................48
              (d)  Section 10(b)(3) Capital Structure........49

          2.  Section 10(c)..................................51

              (a)  Section 10(c)(1)..........................52
              (b)  Section 10(c)(2)..........................56

                   (i)  Efficiencies and Economies...........56
                  (ii)  Integrated Public Utility
                        System...............................61

          3.  Section 10(f)..................................74

          4.  Section 3(a)(1)................................75

          5.  Section 3(a)(2)................................79

Item 4  REGULATORY APPROVALS.................................80

     A.  Antitrust...........................................80

     B.  State Public Utility and Federal Regulation.........80

Item 5  PROCEDURE............................................83

Item 6  EXHIBITS AND FINANCIAL STATEMENTS....................84

Item 7  INFORMATION AS TO ENVIRONMENTAL EFFECTS..............86



Item 1  DESCRIPTION OF ACQUISITION

     A  Introduction

          This Application/Declaration seeks approvals relating to the proposed acquisition of the stock of an new Pennsylvania public utility, Valley Energy, Inc., ("Valley'"), by C&T Enterprises, Inc., ("C&T"), an exempt public utility holding company. Pursuant to an asset purchase agreement, C&T will purchase the Pennsylvania and New York natural gas assets of NUI Utilities, Inc. Upon consummation of this asset purchase C&T will transfer its ownership interest in the assets to Valley. Valley will own these assets through which it will render natural gas service primarily in the northern part of the Commonwealth of Pennsylvania with a small portion of service straddling the border with the state of New York.. C&T was formed by two rural electric cooperatives organized and operating exclusively in the State of Pennsylvania, Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), and Claverack Rural Electric Cooperative, Inc., ("Claverack"). C&T currently owns all of the stock of a Pennsylvania public utility company, Citizens' Electric Company, ("Citizens"). By Securities Exchange Commission, ("Commission"), Order issued February 8, 1999, C&T was authorized to purchase the stock of Citizens' and was exempted, pursuant to Section 3(a)(1), from all provisions of the Public Utility Holding Company, Act of 1935, ("Act"), except for Sections 9(a)(2) and 10 of the Act. Tri-County currently owns all the stock of an exempt holding company, Wilderness Area Utilities, Inc., ("Wilderness"). Both Tri-County and Wilderness were granted Section 3(a)(1) exemptions by the Commission as a result of a prior transaction. Tri-County Rural Electric Cooperative, Inc., et. al., HCAR No. 35-26167 (November 22, 1994). Wilderness' sole subsidiary is a Pennsylvania public utility, Wellsboro Electric Company, ("Wellsboro"). Following the acquisition, C&T will remain an exempt holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935, (the "Act"). Following consummation of the stock purchase, this action will exempt C&T from all provisions of the Act except Section 9(a)(2).

          The stock acquisition is expected to produce substantial benefits to the public served by all involved entities, to investors and to consumers, and meets all applicable standards of the Act. Among other benefits, Tri-County and Claverack believe that the acquisition will allow all the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each supporting company;

          i. Will be able to achieve increased financial stability and strength;

         ii. Will be able to achieve greater opportunity for earnings growth;

        iii. Will experience a reduction of overall operating costs;

         iv.  Will achieve efficiencies of operations;

          v. Will experience the improved ability to use new technologies;

         vi. Can implement better use and management of facilities for the benefit of customers;

        vii. Will achieve a potential for greater retail and industrial sales;

       viii. Will see diversity and improved capability to make wholesale purchases and possible sales;

         ix. Will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the stock acquisition which will improve Citizens', Wellsboro's and Valley's ability to meet the challenges of the increasingly competitive environment in the converging electric and natural gas industries;

          x. Will allow for the integration of corporate and administrative functions, limiting duplicative capital expenditures for administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

         xi. Will allow for expanded management resources and ability to select leadership from a larger and more diverse management pool;

        xii. Will allow for greater purchasing power for items such as purchased power and transportation services, and streamlining of inventories;

       xiii. Will allow for increased geographic diversity of services territories, reducing exposure to local changes in economic, competitive or climatic conditions;

        xiv. Will allow for the entities to continue to play a strong role in the economic development efforts of the communities served by Citizens', Wellsboro, Valley and the two electric cooperatives;

         xv. Will allow for increased load diversity and the ability to offer a full range of energy services by combining the electric cooperatives' and Citizens' and Wellsboro's electric services with Valley's natural gas service to compete in the combined service territories.

          In this regard, C&T believe that synergies created by the acquisition will generate substantial cost savings which would not be available absent the acquisition. C&T have estimated the total dollar value of certain synergies resulting from the acquisition to be in excess of $ .5 million per year on an annual basis.

          The shareholders of C&T, NUI and Valley have approved the acquisitions at their respective shareholder meetings.

          C&T, Valley and NUI have submitted joint applications with the Pennsylvania Public Utility Commission, (the "Pa PUC") and the New York Public Service Commission, ("NYPSC"), seeking regulatory approval to purchase the Pennsylvania and New York, respectively, NUI assets and to initiate natural gas service in the respective states. NUI has submitted an application with the New Jersey Board of Public Utilities seeking regulatory approval of the asset sale. Finally, C&T, Valley and NUI have submitted a joint application with the Federal Energy Regulatory Commission, ("FERC") for a Natural Gas Act Section 7(f) Service Area Determination for C&T and Valley. No other regulatory approvals, other than this Commission are deemed necessary.

          Neither Tri-County nor Claverack were required to make any required filings with the Antitrust Division of the United States Department of Justice, (the "DOJ"), or the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals necessary under the Act. In order to permit timely consummation of the acquisition and the realization of the substantial benefits it is expected to produce, C&T Tri-County and Claverack request that the Commission's review of this Application/Declaration commence and proceed as expeditiously as possible.

          1.  General Request

          Pursuant to Sections 9(a)(2) and 10 of the Act, C&T requests authorization and approval to acquire all of the Pennsylvania and New York natural gas assets of NUI and approval to acquire all of the common stock of Valley. C&T, Tri-County and Claverack request approval of the acquisition of the stock pursuant to Section 9(a)(2) of the Act since Wilderness, C&T, Citizens', Wellsboro and Valley will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act or, in the alternative, Section 3(a)(2) of the Act. C&T requests that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except
Section 9(a)(2) of the Act. Finally, Wilderness requests that the Commission continue its Section 3(a)(1) exemption under the Act.

          2.  Overview of the Acquisition

          On October 24, 2001, NUI and C&T executed an Asset Sale Agreement, ("Agreement"). This Agreement outlined the terms of C&T's purchase of NUI's aforementioned natural gas assets. Pursuant to the terms of the Agreement, C&T will purchase substantially all of the Pennsylvania and New York natural gas assets of NUI. NUI currently renders natural gas service to limited portions of north-cental Pennsylvania and south-central New York through two operating divisions known as Valley Cities Gas Service in Pennsylvania and Waverly Gas Service in New York.

          On October 17, 2000 Valley was in incorporated. Upon consummation of the transaction, 100% of Valley's stock will be owned by C&T. C&T intends to transfer its ownership interest in the NUI assets to Valley on or about the time of the consummation of the asset sale transaction. Valley shall then be a second operating public utility subsidiary of C&T.

          As a result of the stock acquisition, there will be no change in the ownership interests of either Wilderness or Citizens'. All of the outstanding common stock of Wilderness will continue to be held by Tri-County. In turn, Wilderness will continue to hold all of the Common and Preferred stock of Wellsboro. Wilderness has not issued any shares of Preferred stock. All of the outstanding Common stock of Citizens' will continue to be owned by C&T.

          After the stock acquisition, C&T will continue be a subsidiary of both Tri-County and Claverack. These two rural electric cooperatives shall continue to be the sole shareholders of the common stock of C&T. On May 28, 1998, Tri-County and Claverack executed a Partnership Agreement to define their respective investment and ownership interests in C&T. Pursuant to that agreement, Tri-County and Claverack each own 50% of the issued shares of C&T. The management of the affairs of this corporation will continue to be vested in a Board of Directors elected jointly by Tri-County and Claverack.

          The National Cooperative Services Corporation,
("NCSC"), will extend a loan in an amount equal to eighty percent (80%) of the stock purchase price amount. C&T will fund the remaining balance required for the acquisition of the assets in excess of the eighty percent (80%) of the funding approved by NCSC.

          The Partnership Agreement provides that no additional capital stock shall be issued in C&T or Citizens without the seventy-five percent (75%) majority approval of C&T's Board of Directors. Tri-County and Claverack agree that their shares of C&T stock or Citizens' stock shall not be sold by the cooperatives or C&T to a third party without the stock being first offered to the other cooperative. The offeree cooperative shall have sixty (60) days to match any good faith offer for the other cooperative's shares of stock. If this right of first refusal is not exercised within sixty (60%) days, then the offeror cooperative is free to sell its shares to the third party. This Partnership Agreement contains the typical warranties and representations and is subject to all necessary regulatory approvals.

          Upon consummation of the transaction, C&T's operating subsidiaries shall be Citizens' and Valley. C&T shall not have any other subsidiaries, operating or otherwise.

          A copy of the October 4, 2000 Asset Sale Agreement is incorporated by reference herein and attached as Exhibit B-1.
     B.  Description of the Parties to the Acquisition

          1.  General Description

              (a)  Tri-County

          Tri-County is a rural electric cooperative rendering retail electric service only to the residents of Pennsylvania's
Northern Tier.  Its service area encompasses the following
Pennsylvania counties:

                   Bradford
                   Cameron
                   Clinton
                   Lycoming
                   McKean
                   Potter
                   Tioga

Tri-County was incorporated as a rural electric cooperative in 1936. Tri-County is engaged in rendering electric utility service to the public in the above territory. As of December 31, 2000, Tri-County provided retail electric service to approximately 17,000 customers in an area encompassing 4,484 square miles in the geographical territory noted above. A map of Tri-County's service territory is attached as Exhibit E-1.

          Tri-County is not subject to utility style regulation by any state or federal agency. It is specifically exempted from any regulation by the Pa PUC pursuant to the Pennsylvania Electric Cooperative Corporation Act, 15 Pa. C.S. Section 7301. Tri-County, however, is regulated by its member-elected Board of Directors and its operations are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Tri-County's principal executive office is located at 22 North Main Street, Mansfield, Pennsylvania 16933. A copy of its Certificate and Articles of Incorporation are incorporated herein by reference as Exhibit A-1.

          Tri-County has one subsidiary, Wilderness, an exempt public utility holding company. Wilderness is a Pennsylvania corporation incorporated on March 10, 1994. In turn, Wilderness has one operating subsidiary, Wellsboro Electric Company, ("Wellsboro"), a Pennsylvania corporation. Wellsboro is a public utility company subject to regulation by the Pa PUC. There are no other companies within the holding company structure of Wilderness. As of December 31, 2000, Wellsboro had $6.2 million in revenue generated solely from electric service rendered to approximately 5,500 customers in a 266 square mile service territory lying wholly within the Commonwealth of Pennsylvania. Wellsboro's revenues are not expected to materially change in the future.

          For the year ended December 31, 2000, Tri-County had electric operating revenues of approximately $16 million. The assets of Tri-County were approximately $32 million in identifiable electric utility property, plant and equipment and approximately $10 million in other corporate assets. Tri-County's revenues and asset levels are not expected to change materially in the future.

           A more detailed summary of financial information concerning Tri-County is contained in its Consolidated Financial
Statements for the calendar years ending 1999 and 2000 which is incorporated herein by reference and attached hereto as Exhibit FS-1.

              (b)  Claverack

          Claverack also is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act. It was incorporated in 1936. As of
December 31, 2000, it rendered service to approximately 17,000 customers in an eight county region in Northcentral and Northeastern Pennsylvania. Its service territory is limited to the Commonwealth of Pennsylvania. Its service territory is approximately 1,820 square miles. A map of Claverack's service territory is attached as Exhibit E-1.

          Like Tri-County, Claverack is not subject to utility regulation by any state or federal agency. It too is specifically exempted from regulation by the Pa PUC. Its operations, however, are regulated by its member-elected Board of Directors. Its operations also are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Its Certificate and Articles of Incorporation are incorporated herein by reference and attached as Exhibit A-2. Claverack's principal executive office is located at RR 2, Box 17, Wysox, Pa.,18854. Claverack has one nonutility subsidiary, Susquehanna Energy Plus, Inc., ("SEP"), which is a Pennsylvania corporation engaged currently in the property security business. Claverack is the sole shareholder of SEP. SEP generated revenues of approximately $1 million as of December 31, 2000.

          For the year ended December 31, 2000, Claverack's operating electric revenues were approximately $18 million. Its assets at December 31, 2000 were approximately $48 million consisting of approximately $40 million in identifiable electric utility property, plant and equipment and approximately $8 million in other corporate assets. Claverack's revenue and asset levels are not expected to change materially in the future.

              (c)  C&T

          C&T is a Pennsylvania corporation incorporated on July 9, 1998 pursuant to the Pennsylvania Business Corporation Law. Its primary purpose was to hold the common stock of Citizens' and now, upon the consummation of the subject transaction, the stock of Valley. The aggregate number of shares authorized is 100,000 at a par value of $100 per share. One thousand (1,000) shares of common stock are held by each rural cooperative. Its principal place of business is RR 2, Wysox, Pennsylvania 18540. A copy of C&T's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-1. Its current sole asset is the stock of Citizens' and upon consummation of the transaction, an additional asset shall be the stock of Valley. Upon consummation of the acquisition of the stock of Valley, C&T will continue to be an exempt public utility holding company operating primarily in the Commonwealth of Pennsylvania with a small portion of service rendered by Valley in an adjoining and contiguous portion of New York and receiving revenues primarily from its Pennsylvania operations.

              (d)  Citizens'

          Citizens' was incorporated under the laws of Pennsylvania on June 7, 1911. It is a regulated public utility rendering electric utility service to parts of Union and Northumberland Counties in Central Pennsylvania. As of
December 31, 2000, Citizens' rendered electrical service to approximately 6,300 customers in an area encompassing 55 square miles.

          Citizens' is subject to regulation as a public utility under the Pennsylvania Public Utility Code as to retail electric rates and other matters by the Pa PUC. Citizens' is not subject to regulation by any other state or federal agency regulating electric public utility service.

          As of December 31, 2000, there were 139,472 shares of common stock, $10 par value, outstanding. There are no shares of preferred stock. Citizens' principal executive office is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17787. A copy of Citizens' Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-2.

          For the year ended December 31, 2000, Citizens' electric operating revenues were approximately $9.3 million. Assets of Citizens' were approximately $8.4 million consisting of approximately $5.2 million in identifiable electric utility property, plant and equipment and approximately $3.2 million in other corporate assets. Citizens' revenue and asset levels are not expected to change materially in the future. A more detailed summary of information concerning Citizens' is contained in its financial report dated December 31, 2000 and are incorporated by reference as Exhibit FS-2.

              (e)  Wellsboro

          Wellsboro is an investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is subject to regulation by the Pa PUC as to rates and terms and conditions of service. Wellsboro is not subject to regulation by any other state or federal agency regulating electric public utility service. Wellsboro is engaged in the business of supplying and selling electricity in parts of Tioga County in Northcentral Pennsylvania. Wellsboro serves approximately 5,500 customers in a 266 square mile territory lying wholly within the Commonwealth of Pennsylvania.

          As of December 31, 2000, Wellsboro had 2,000 shares of common stock authorized of which 1065.5 shares were outstanding. As of December 31, 2000, Wellsboro had 2,000 shares of preferred stock, 4% cumulative, $100 par value, authorized with 1,960 shares issued and outstanding.

          Wellsboro's executive office is located at 33 Austin
Street, Wellsboro, PA, 16901. A copy of Wellsboro's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-6.

          For the year ended December 31, 2000, Wellsboro's electric operating revenues were approximately $6.1 million. Wellsboro's assets were approximately $6 million consisting of approximately $4.5 million in identifiable electric utility property, plant and equipment and approximately $1.5 million in other corporate assets. Wellsboro's revenue and asset levels are not expected to change materially in the future.

              (f)  Valley

          Valley will be a public utility that was incorporated in 2000 under the laws of the Commonwealth of Pennsylvania. It shall be subject to complete and comprehensive regulation by the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting, issuance of securities, transactions will affiliated companies and other matters. Valley will be exempted from FERC regulation pursuant to Section 7(f) Determination described more fully herein, infra. Valley will be engaged in the business of supplying and selling natural gas in parts of one Pennsylvania county, Bradford County in Northcentral Pennsylvania and in portions of two Counties in New York, Chemung and Tioga Counties, in Southcentral New York. Valley will serve approximately 6,300 retail customers in a 104 square mile territory lying substantially wholly within the Commonwealth of Pennsylvania with the remaining portion in the state of New York. Approximately 5,000 of the customers are located in Pennsylvania with the remaining 1,300 customers located in New York.

          As of December 31, 2000, Valley had 1,000 shares of common stock authorized of which shares fifty (50) percent will be held by each of the Cooperatives. Valley's executive office will be located at 532 Keystone Street, Sayre PA, 16901. A copy of Valley's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-7.

          Upon consummation of the transactions contemplated above, Valley's assets will be approximately $11.2 million all consisting of identifiable natural gas utility property, plant and equipment, net of depreciation. Valley's revenue and asset levels are not expected to change materially in the future from those of the combined NUI operations in Pennsylvania and New York.. A more detailed summary of NUI financial information is contained in its financial reports dated December 31, 2000 and are incorporated by reference as Exhibits FS-3 and FS-4.

          1.  Description of Facilities

              (a)  Tri-County

                  (i)  General

          For the year ended December 31, 2000, Tri-County sold approximately 130,605,409 kwh of electric energy (retail only).
All sales occurred exclusively in Pennsylvania.

                 (ii)  Electric Generating Facilities and
                        Resources

          As of December 31, 2000, Tri-County and its sister rural electric cooperatives in Pennsylvania indirectly own generation and transmission facilities through the Allegheny Electric Cooperative, ("AEC"). Jointly owned by Tri-County, Claverack and the other 12 rural electric cooperatives in Pennsylvania and New Jersey, AEC supplies its member owners with wholesale electric power. AEC obtains wholesale electric power from a pool of several energy suppliers including the New York Power Authority and several public utility companies. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. AEC also owns a 10% interest of the 2,100 MW Susquehanna Steam Electric Station located in Berwick, Pennsylvania. The remaining owner is Pennsylvania Power & Light Company, which company operates this nuclear plant. Both the Raystown hydroelectric project and the Susquehanna Steam Electric Station are part of and interconnected with the Pennsylvania-New Jersey-Maryland, ("PJM"), power grid.

          Tri-County's 2000 summer peak load of 17,759 KW occurred in June, 2000 and its 2000 winter peak load of 23,545
KW occurred in January, 2000

                  (iii)  Electric Transmission and Other
                         Facilities

          As of December 31, 2000, Tri-County's indirectly owned transmission system consisted of approximately no circuit miles of 500 kV lines; no circuit miles of 230 kV lines; no circuit miles of 138 kV lines; no circuit miles of 69 kV lines; 13 circuit miles of 46 kV lines; and no circuit miles of 25 kV lines. As of December 31, 2000, Tri-County's directly owned transmission system consisted of 16 circuit miles of 34.5 kV lines. As of December 31, 2000, Tri-County's distribution system consisted of 3,000 circuit miles of 34.5 kV lines and 12 kV lines. As of December 31, 2000, Tri-County's electric transmission and distribution system included 15 transmission pole line miles of overhead lines; no transmission cable miles of underground cables; 2,915 distribution pole line miles of overhead lines; and 67 distribution cable miles of underground distribution cables. Tri-County's facilities shall not change as result of the Transaction.

          AEC and Tri-County are interconnected at various points with the PJM power grid through GPU Energy, Inc and Tri-County and Claverack are also interconnected through GPU Energy, Inc. The members of PJM together have worked voluntarily for more than 70 years to create the largest "tight" power pool with free-flowing ties. Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes the individual member's responsibilities. See, Conectiv, Inc. HCAR Nos. 35-26832 and 70-9069 (February 27, 1998). Tight power pools have centralized dispatch of generating facilities whereby energy and operating reserves are interchanged among the participant systems and transferred over the facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. With the support and backing of their regulatory commissions, the PJM members have built an efficient wholesale energy market on a "split savings" energy exchange, the reciprocal sharing of capacity resources and a competitive market and transmission entitlements to import energy. In order to achieve economy and reliability of the system in terms of a bulk power supply, PJM members coordinate the planning and operation of their systems, share installed capacity, share operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral contracts and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM system. Conectiv, supra. Estimates of the savings realized by the PJM Pool range upwards of $1 billion per year.

          As a result of certain restructuring proposals approved by the Federal Energy Regulatory Commission, ("FERC"), the PJM is now be operated as a spot market oriented control area allowing for the use of bilateral contracts. The PJM coordinates planning and operation of the transmission system to deliver energy to its contractual members reliably and economically. The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements. To maintain a reliable and secure electrical system, PJM monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid.

          Many of the rules governing the use of the nation's transmission system are changing. In FERC Order 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open access transmission service to any entity on terms comparable to those offered to the transmitting public utility.

          The members of the PJM submitted a filing on December 31, 1996 with FERC to comply with the requirements of FERC's Order No. 888 applicable to tight power pools. This filing included an Operating Agreement, a Transmission Owners Agreement, a pool-wide PJM Open Access Transmission Tariff and an amended PJM Interconnection Agreement. PJM is now a limited liability corporation which has the capability of expanding its membership base beyond its traditional member company electric public utilities. Such expanded membership includes nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM's geographic boundaries.

          On February 28, 1997, FERC issued an Order, inter alia, accepting the PJM compliance filing. MidContinent Area Power Pool, et al., 78 F.E.R.C. Paragraph 61,207 (1997). Subsequently, on June 2, 1997, the PJM's supporting companies submitted a comprehensive filing to restructure PJM. The
June 2, 1997 filing included an Amended and Restated Operating Agreement, a Transmission Owners Agreement, a PJM Open Access Transmission Tariff and a Reliability Assurance Agreement Among Load Serving Entities in the PJM Control Area. On November 25, 1997, FERC issued an Order conditionally accepting the proposed Operating Agreement, Open Access Transmission Tariff and Power Pool Agreements. Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 (1997).

                   (iv)  Other

          Tri-County owns and occupies a number of office buildings and operating centers in Mansfield, Coudersport, Germania, Westfield, Mainesburg and Liberty, Pennsylvania. In addition, Tri-County owns other property, plant and equipment supporting its electric utility functions.

             (b)  Claverack

                  (i)  General

          For the year ended December 31, 2000, Claverack sold
154,790,731 kwh of electric energy (retail only). All sales occurred exclusively in Pennsylvania.

                 (ii)  Electric Generating Facilities and
                        Resources

          As of December 31, 2000, Claverack was one of the rural electric cooperatives referenced in the discussion above regarding Tri-County. It maintains the same ownership interest in the above generating facilities.

                (iii)  Electric Transmission and Other
                        Facilities

          Claverack's indirectly owned electric transmission facilities are the same as those referenced for Tri-County above. As of December 31, 2000, Claverack's electrical distribution system consisted of 2,543 circuit miles of 12 kV lines and 4 kV lines. As of December 31, 2000, Claverack's electric distribution system consisted of 2,523 distribution pole line miles of overhead lines; and 20 distribution cable miles of underground electric cables. Like Tri-County, Claverack is interconnected at various points throughout its service territory with the PJM power grid through GPU Energy, Inc. Claverack's facilities shall not change as a result of the Transaction

                 (iv)  Other

          Claverack owns and occupies various office buildings and operating centers located in Wysox, Tunkhannock and Montrose, Pennsylvania. In addition, Claverack owns other property, plant and equipment supporting its electric utility functions.

              (c)  Citizens'

                   (i)  General

          For the year ended December 31, 2000, Citizens' sold
163,896,000 kwh of electric energy (retail only). All sales occurred exclusively in Pennsylvania.

                  (ii)  Electric Generating Facilities and
                        Resources

          As of December 31, 2000, Citizens' did not own or operate any generating facilities. Its sole source of electrical capacity and energy is through a power purchase agreement with a member of PJM, Pennsylvania Power & Light
Company.

                 (iii)  Electric Transmission and Other
                        Facilities

          As of December 31, 2000, Citizens' neither owned nor operated any transmission facilities. Citizens' distribution system consists of 193 circuit miles of 12 kV lines. As of December 31, 2000, Citizens' electric distribution system consisted of 163 distribution pole line miles of overhead lines; and 30 distribution cable miles of underground electric cables.

          As noted above, Citizens' is interconnected with the PJM power grid through Pennsylvania Power & Light Company.

                (iv)  Other

          Citizens' owns and occupies an office building and operating center located in Lewisburg, Pennsylvania. Citizens' owns other property, plant and equipment supporting its electric utility functions.

              (d)  Wellsboro

                   (i)  General

          For the calendar year ended December 31, 2000, Wellsboro sold 101,582,320 kWh of electricity. All sales took place exclusively within Pennsylvania.

                  (ii)  Electric Generating Facilities and
                        Resources

          As of December 31, 2000, Wellsboro did not own any generating assets. Its sole source of electrical energy and capacity were power purchase agreements with nonaffiliated companies.

                 (iii)  Electric Transmission and Other
                        Facilities

          As of December 31, 2000, Wellsboro did not own any electric transmission facilities. It did own and operate approximately 525 circuit miles of 12 kV and 2.4 kV distribution lines consisting of 496 pole line miles of distribution line and 29 underground cable miles of underground cable. Wellsboro is connected to the PJM power grid through an interconnection to a PJM member, GPU Energy, Inc.

                  (iv)  Other

          Wellsboro owns and occupies an office and operating center located in Wellsboro Pennsylvania. Wellsboro owns other property, plant and equipment supporting its electric utility functions.

              (e)  Valley

                   (i)  General

          For the calendar year ended December 31, 2000, Valley was not operation. NUI's Valley Cities and Waverly operating divisions sold or transported 2,440,531 mcf and 292, 236 Dth of natural gas, respectively.

                  (ii)  Natural Gas Facilities and Resources

          As of December 31, 2000, NUI's Pennsylvania and New York operating facilities consisted of approximately 10 miles of 8-inch and 4-inch transmission mains and approximately 127 miles of 8-inch and smaller diameter distribution mains. Valley's distribution system will possess one city gate station with Tennessee Gas Pipeline Company where natural gas supplies are delivered for ultimate sale to retail customers. Valley also is interconnected to one Pennsylvania well for supply purposes. Finally, although located on both sides of the borders of Pennsylvania and New York, the Valley facilities are interconnected with each other by less than one mile lengths of 8-inch and 4-inch diameter distribution mains located between Waverly, New York and Sayre, Pennsylvania.

                 (iii)  Other

          Valley will own and occupy an office and operating center located in Sayre Pennsylvania. Valley will own other property, plant and equipment supporting its natural gas utility functions.

          1.  Nonutility Subsidiaries

              (a)  Tri-County

          As of December 31, 1997, Tri-County did not have any nonutility subsidiaries.

              (b)  Claverack

          As of December 31, 2000, Claverack had one subsidiary known as SEP, Inc. This subsidiary renders residential and commercial property security services in its service territory in Pennsylvania.

              (c)  Citizens'

          As of December 31, 2000, Citizens' did not have any nonutility subsidiaries.

              (d)  Wellsboro

          As of December 31, 2000, Wellsboro did not have any nonutility subsidiaries.

     C.  Description of the Acquisition

          1.  Background and Negotiations Leading to the
              Acquisition

          Tri-County and Claverack are neighboring and contiguous rural electric cooperatives. They render electric service to approximately 35,000 customers in northcentral and northeastern Pennsylvania. They have had a variety of working relationships in the past. As a result of the transaction, this physical relationship shall not change. Tri-County and Claverack will continue to be interconnected through the Pennsylvania-New Jersey-Maryland, ("PJM"), interconnect. Likewise, the physical operations of Citizens and Wellsboro will not change and both shall continue to be interconnected to the PJM system.

          In Pennsylvania, Valley will render service in the area that straddles both banks of the Susquehanna River in Bradford County in northcentral Pennsylvania. The Susquehanna River serves as the approximate physical boundary line separating the contiguous operating territories of Tri-County and Claverack.. Thus, Valley's operating territory overlaps a portion of Tri-County's service territory and a portion of Claverack's service territory.

          Upon the advent of passage of electric competition legislation in Pennsylvania in 1997, Tri-County began to explore available strategic opportunities which would enable rural electric cooperatives to prosper and enhance their operations in a competitive electric market evolution. The fruits of that strategic review resulted in the formation of C&T with Claverack and the subsequent purchase of the stock of Citizens in 1998.

          Upon the passage of natural gas competition and restructuring legislation in Pennsylvania in 1999, C&T began in early 2000 to explore additional strategic options for the creation of a complete energy platform capable of offering s
full panoply of energy alternatives.   It was felt that creation
of a full energy delivery platform would allow C&T and its various affiliates and subsidiaries to survive in what was becoming a competitive total energy services market. Thus, C&T began to explore available options

          Simultaneously, with the enhancement of C&T's vision, NUI began to explore options for the enhancement of shareholder value in the form of concentration in its core business. As a result, NUI solicited interest in the sale of its Pennsylvania and New Jersey assets through Berenson Minella & Co. ("Berenson"), an investment banker. Berenson conducted a preliminary solicitation of interest among a group of electric, gas and combination utilities in the Northeast. Three companies expressed an preliminary interest. Subsequently, Berenson conducted a limited auction procedure whereby the interested parties reviewed financial and operational data under a confidentiality agreement. C&T was the successful bidder.

          To assist in this investigation, C&T retained the services of Management Consultant Services, Inc., an entity specializing nationally in the purchase of utility assets and systems by cooperatives. This entity provided management and financial advice to C&T. In addition, Wilderness retained the firm of Quad 3 Group, Inc. to develop an engineering analysis of the system.

          At the C&T March 2000 Board of Directors meeting, Robert E. Toombs, Chief Executive Officer an President of C&T, provided a review and summary of financial and other information that had been compiled by C&T's management and engineering consultants. At this time, Mr. Toombs reported that a letter outlining an offer to purchase had been sent to NUI.

          Several meetings were held by the C&T's Board of Directors in the Summer and Fall, 2000 to discuss ways to structure a combination of the electric operations of Citizens with the natural gas operations of NUI's New York and Pennsylvania assets all within the corporate holding company structure of C&T. Tri-County had successfully completed the stock purchase, through an exempt holding company (Wilderness), of all of the common stock of a Pennsylvania investor-owned public utility and C&T had successfully completed the stock purchase of all of the common stock of Citizens. Tri-County had successfully integrated and achieved certain economies of scale in the electric operations of Tri-County and Wellsboro as a result of the acquisition of Wellsboro's stock by Wilderness. Further economies of scale were achieved through the subsequent acquisition of Citizens'. It was believed that the another acquisition of a small investor-owned public utility operating in Pennsylvania and that was relatively contiguous could achieve additional economies of scale.

          Discussions progressed further in the NUI asset proposal. This culminated in the delivery of a asset sale proposal in late Summer 2000. The parties continued to negotiate through late Summer and early Fall 2000. The asset sale agreement was finalized in early October 2000.

          2.  Acquisition Agreements

          The Asset Sale Agreement provides that C&T shall purchase substantially all of the natural gas service related assets of NUI located in Pennsylvania and New York. The purchase price is $15 million subject to the customary prorations upon closing. The purchase price is subject to an additional payment of up to $3 million if C&T is able to meet certain revenue goals through a future rate increase by the Pennsylvania and New York Commissions. A copy of the Asset Sale Agreement is appended to C&T's filing made with the Pennsylvania Public Utility Commission as Appendix E.

          It is contemplated that the current employees of the companies will stay in place upon consummation of the asset purchase and the stock transfer.

          The stock acquisition is subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.

     D.  Benefit Plans

          Neither C&T nor Citizens' shall have any type of stock reinvestment plan for the general public. Neither C&T nor Citizens' and valley shall have any type of stock incentive plan for its employees or officers

     E.  Management and Operations of Valley Following the
         Mergers

          Pursuant to the aforementioned Partnership Agreement, both Tri-County and Claverack, through C&T, will each be entitled to nominate members to the Valley's Board of Directors.

          At the consummation of the acquisition, Robert O. Toombs will be the President and Chief Executive Officer of Valley. Craig Ecchert shall be the Vice President and Chief Operating Officer of Valley. The Chairman and Vice Chairman of Valley will be elected from the then current pool of Directors serving on the Valley Board.

          Valley' will be subject to extensive federal and state regulation governing dealings among its utility and nonutility operations. Accordingly, any management policies adopted by Valley's Board of Directors must adhere to any procedural and substantive recordkeeping, accounting and other requirements imposed by such regulations.

          The Valley Board of Directors will honor all prior contracts, agreements, collective bargaining agreements, and commitments with current or former employees or current or former directors of Valley in accordance with the respective terms of such contracts, agreements and commitments, subject to Valley's right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them). Further, employee severance packages will comply with the Asset Agreement.

          Valley will provide charitable contributions and community support within the service area of Valley at levels substantially comparable to the historic levels of charitable contribution and community support provided by the prior Board of Directors within its service area. Indeed, it is contemplated that Valley, upon consummation of the acquisition, will be able to enhance its involvement in such activities.

          It is contemplated that Valley shall maintain a corporate headquarters and principal executive offices in Sayre, Pennsylvania. Management of the system will be subject to the local control of Valleys' officers, managers and employees.

     F.  Industry Restructuring Initiatives

          On December 3, 1996, Pennsylvania Governor Tom Ridge signed into law the Pennsylvania Electricity Generation Customer Choice and Competition Act, (the "Competition Act"). In the Competition Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the electric utility industry in the Commonwealth of Pennsylvania. The Act provided for, among other things, the filing of restructuring plans by all regulated public utilities operating in Pennsylvania. The Act also called for the ability of retail customers to choose their electric generation supplier beginning in, on a pilot basis, November 1997. This pilot program was offered to 5% of each electric public utility's existing retail load. The Competition Act also provided for a phase-in to electric generation choice, which period would end on January 1, 2001.

          Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

          Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

          The Competition Act provides that the opportunity for recovery of such costs is contingent upon whether the electric public utilities have appropriately mitigated their level of stranded costs. The Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail electric generation market.

          All electric public utilities in Pennsylvania have filed their electric restructuring plans with the Pa PUC. The
Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

          As a companion piece of legislation, the Pennsylvania General Assembly also enacted the Electricity Generation Choice for Customers of Electric Cooperatives Act, ("Cooperative Act"). Similar to the Competition Act for Pa PUC regulated electric utilities, the Cooperative Act provides for, among other things, the complete right of electric cooperatives to compete with others in providing electric and other services in the Commonwealth. A separate system of electric retail choice was created for electric cooperatives. Rural electric cooperative customers have the right to seek alternative suppliers and rural electric cooperatives in Pennsylvania have the mandatory obligation to provide open and nondiscriminatory access to the electric cooperative's customer base. Finally the Cooperative Act provides for the payment of stranded costs by a cooperative's departing customers who engage in electric retail choice.

          Subsequently, the Pennsylvania Legislature enacted the Natural Gas Choice and Competition Act of 1999, ("Gas Act"). In the Gas Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the natural gas utility industry in the Commonwealth of Pennsylvania. The Act provided for, among other things, the filing of restructuring plans by all regulated natural gas public utilities operating in Pennsylvania. The Act also called for the ability of retail customers to choose their natural gas supplier. The Gas Act also provided for a phase-in to natural gas choice, which period would end on January 1, 2001.

          Under the Gas Act, all components of natural gas service, which consists of production, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

          The Gas Act provides that the opportunity for recovery of stranded costs is contingent upon whether the natural gas public utilities have appropriately mitigated their level of stranded costs. The Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail natural gas market.

          All natural gas public utilities in Pennsylvania have filed their natural gas restructuring plans with the Pa PUC.
The Commission has acted finally on all of those plans, including that of NUI, as of the date of the filing of this Application/Declaration.



Item 2  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the acquisition, are estimated as follows:


     Accountants' fees................................  $5,000

     Legal fees and expenses..........................$100,000

     Shareholder communication and proxy
       solicitation...................................  $8,000

     Exchanging, printing and engraving of stock
       certificates...................................  $2,000

     Consulting fees related to the acquisition.......$150,000

          TOTAL ESTIMATED FEES........................$510,000



Item 3  APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act and the Commission's
Rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

                              Transaction to which Section or
     Section of the Act       Rule is or May Be Applicable

     3(a)(1) Continuation of registration of C&T as an exempt public utility holding company; continuation of registration of Claverack as an exempt public utility holding company; continuation of registration of Tri-County and Wilderness as exempt holding companies.

     3(a)(2)                  Continuation of registration of
                              Tri-County and Claverack as exempt
                              public utility holding companies.

     9(a)(2)                  Acquisition by C&T, Tri-County and
                              Claverack of common stock of
                              Valley.

          To the extent that other sections of the Act or the Commission's Rules thereunder are deemed applicable to the acquisition, such sections and rules should be considered to be set forth in this Item III.

     A.  Legal Analysis

          Section 9(a)(2) makes it unlawful, without prior approval of the Commission under Section 10, "for any
person....to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate. .
 .of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definitions set forth in
Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

          Valley is a public utility company as defined in
Section 2(a)(5) of the Act. Because C&T directly, and Tri-County and Claverack indirectly, will acquire more than 5% of the voting securities of Valley as a result of the acquisition, both will become affiliates as defined in Section 2(a)(11)(A) of the Act. As a result of the acquisition, and because Tri-County has a subsidiary holding company (Wilderness) which owns the stock of a public utility (Wellsboro), C&T, Tri-County and Claverack must seek and receive approval of the Commission for the stock acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

          As set forth more fully below, the acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

          - The consideration to be paid for the acquisition of the assets and the subsequent stock purchase is fair and reasonable;

          - The acquisition will not create detrimental interlocking relations or concentration of control;

          - The acquisition will not result in an unduly complicated capital structure for the C&T system;

          - The acquisition is in the public interest and the interest of investors and consumers;

          - The acquisition is consistent with Sections 8 and not detrimental to the carrying out the provisions of Section 11 of the Act;

          - The acquisition tends toward the economical and efficient development of an integrated electric public utility system and a permitted additional gas public utility system; and

          - The acquisition will comply with all applicable state laws.

          Furthermore, the acquisition provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management, (the "Division"), in the report issued by the Division in June 1995 entitled "THE REGULATION OF PUBLIC HOLDING COMPANIES", (the "1995 Report"). The acquisition and requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission and are consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report. A number of direct recommendations contained in the Report, however, serve to strengthen the Applicants' analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulations. . . and minimize the regulatory overlap, while protecting the interests of consumers and investors" should be used in reviewing this Application/Declaration since, as demonstrated below, the acquisition will benefit both consumers and shareholders of C&T and the state regulatory authority with jurisdiction over the acquisition will have approved the acquisition as in the public interest. In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions, utility ownership, and diversification are applicable to the acquisition.

          For example, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements of the Act. It states that interconnection through power pools, reliability councils and wheeling arrangements and natural gas marketers and brokers can satisfy the physical interconnection requirement of
Section 2(a)(29); the geographical requirements of
Section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected state agrees and the Commission should watchfully defer to the work of other regulators. 1995 Report at 71-77. The Commission has recognized the need to apply the standards of Section 10, and by reference, Section 11(b), in light of the changing realities of the utility industry. There now exists a national policy to promote efficient and competitive energy markets. Participation in energy marketing ventures has been viewed as promoting greater competition. This creation and nurturing of competition extends to both retail and wholesale markets. Eastern Utilities Associates, HCAR No. 70-8769 (May 23, 1996).

          The Act directs the Commission to consider the "state of the art" in determining whether the requirements of the Act are satisfied. See, definition of "integrated-public utility system" in Section 2(a)(29). The Commission has long recognized that as the industry changes-by means of technological developments and by reason of new laws and regulations, the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for ever larger and geographically more diverse companies to satisfy the standards of the Act. Systems that would have been unlikely to receive approval in the past have proven to be not only permitted but in fact made necessary by the evolving state of the art. American Electric Power Company, Inc., HCAR No. 20633 (July 21, 1978). Neither the Act nor what it means have changed, but the means by which utilities can comply with the Act have changed. This case is just such an example as small utilities attempt to survive in a competitive environment through strategic alternatives.

          In recent years the Commission has emphasized that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with the changing economic and regulatory climates." Union Electric Co,. HCAR No. 18368, n52 (April 10, 1974); Consolidated Natural Gas Company, HCAR No. 26512 (April 30, 1996); Eastern Utilities Associates, HCAR No. 26232 (February 15, 1995).

          In recent decisions the Commission has cited U.S. Supreme Court and Circuit Court of Appeals decisions that recognize that an agency is not required to establish rules of conduct that last forever, but must adapt its polices to the demands of changing circumstances. Consequently, the Commission has attempted to respond flexibly to the legislative, regulatory and technological changes that transform the structure and shape of the utility industry.

          The current state of the art is characterized by the development of competitive wholesale electric supply and natural gas markets resulting from changes in Federal law and regulations and the adoption by states of utility restructuring laws leading to retail customer choice and other changes. In Pennsylvania, the Legislature has enacted public utility restructuring legislation. Pursuant to this legislation, retail customers have a choice in determining who will supply their electrical power and their natural gas supplies. Customer choice, the elimination of the traditional monopoly over the generation aspects of electricity and the supply of natural gas, fundamentally changes the nature of regulation. In this case, both New York and Pennsylvania have implemented policies seeking to provide consumers the benefits of competition.

          To summarize the current state of the art, the ongoing corporate restructuring of the United Sates utility industry reflects the effects of emerging FERC policy on market based pricing for both natural gas supplies and electrical generation supplies. It also the product of many recent state laws mandating competitive resource procurement, retail electric and natural gas competition. Layered upon these changes are both rapid developments in technology and the emergence and growth of power marketing and energy trading industry, both of which facilitate an efficient and competitive-based market based cost coupled with an ever expanding natural gas retail markets. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. The Commission must respond realistically to the changes in the utility industry and interpret flexibly each piece of the integration equation. The Commission's staff in its 1995 Report advised the Commission that open access under FERC Order 636, wholesale wheeling under the Energy Policy Act of 1992 and the development of an increasingly competitive and interconnected wholesale power market have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories are even more developed now than in 1995.

          The Act was intended, among other things, to prevent the evils that arise "when the growth and extension of holding companies bears no relation to the economy of management and operation or integration and coordination of related operating properties.." 15 U.S.C. ___. This case shall be an example of growth that promotes economies and coordination of small, related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of FERC and State regulatory initiatives. Under the Act, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction will lead to the occurrence of the evils the Act was intended to address. The following analysis will examine each of the requirements of the Act and show that the stock transaction will satisfy all applicable provisions of the Act , will not result in the recurrence of the evils that the Act is directed and, therefore, should be approved by the Commission.

          Following the acquisition, C&T believes, for the reasons explained below, that it will qualify for the intrastate exemption under Section 3(a)(1) of the Act and that Claverack and Tri-County shall qualify under Section 3(a)(2) of the Act, and requests an order granting such exemptions. Under this Section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominately intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

          Section 10(b).

          Section 10(b) provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless;

          (1) Such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind and to an extent detrimental to the public interests or the interests of investors or consumers;

          (2) In the case of acquisition of securities or assets, the consideration, including all fees, commissions, or other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not unreasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) Such acquisition will not unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

              (a)  Section 10(b)(1)

                 (i)  Interlocking Relations

          By its nature, any acquisition results in new links between theretofore unrelated companies. These links, however, are not the types of interlocking relationships targeted by Congress in Section (b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Congress sought to prevent interlocking directorships among competitors engaged in interstate commerce and was primarily targeted at preventing restrictions that prohibit free and open competition. North American Light and Power Company, et. al., HCAR No. 6153 (October 25, 1945).

          The stock acquisition provides for a Board of Directors for Valley to be composed of members drawn from the Boards of Tri-County and Claverack and independent, outside directors. This is necessary to integrate Citizens' fully into the C&T system and therefore will be in the public interests and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). The asset and stock acquisitions do not contemplate creating relationships with other far-flung public utilities engaged in interstate commerce or with competitors of each constituent company. The stock acquisition shall not inhibit competition as there shall be control exercised only over three small investor-owned public utilities operating in a limited portion of Pennsylvania and an even more limited portion of New York.

                  (ii)  Concentration of Control

          Section 10(b)(1) is intended to avoid "an excess of concentration in business," while preserving "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production, capacity and reserves, and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, 46 SEC 1299, 1309 (1978). This Section of the Act is designed to prevent huge, complex and irrational holding company systems. American Power, supra.
When applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corporation, 483 SEC 693, 700 (1968). As discussed below, the acquisition will not create a "huge, complex, and irrational system" but rather will provide the opportunity for Valley to achieve economies of scale and efficiencies which are expected to benefit investors and customers. American Electric Power, 486 SEC at 307 (1978).

          Size: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See, AEP, supra. The Commission in AEP noted that although the drafters of the Act were concerned with bigness as evil, they were aware that combinations of isolated local utilities into an integrated system afforded opportunities for economies of scale, elimination of duplicative facilities and activities, the sharing of production capacity and generally more efficient operations. If approved, the C&T system will now serve approximately 6,300 electric customers solely within the State of Pennsylvania, and approximately 5,000 natural gas customers in Pennsylvania and another approximate 1,300 natural gas customers New York. Even when combined with the other electric customers served by Tri-County, Claverack, Wellsboro, and Citizens, the total number of electric consumers will not exceed 50,000 customers over a geographic territory encompassing 6,625 square miles or almost 9% of the Commonwealth of Pennsylvania and 6,300 natural gas customers in a 144 square mile area predominately located in northcentral Pennsylvania. On a pro forma basis, for the year ended December 31, 2000, the combined assets of Claverack, Tri-County, Wellsboro, Citizens' and Valley would be approximately $128.3 million; the combined operating revenues of Tri-County, Claverack, Citizens', Wellsboro, and Valley would be approximately $59.2 million. Neither Wellsboro, Citizens', Tri-County nor Claverack will own any generating capacity or generating facilities. In sum, Valley will be a small company even when combined with the assets the aforementioned affiliates. C&T clearly will not exceed the economies of scale that can be achieved from modern electric generation and transmission technologies on the one hand and modern gas transportation technologies on the other hand.

          By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See for example, Cinergy Corporation, HCAR No. 26,146
(October 21, 1994) (combination company whose combined assets at time of acquisition was approximately $7.9 billion); Entergy Corporation, HCAR No. 25,952 (December 17, 1993) (combined company whose assets at time of acquisition were in excess of $21 billion); Northeast Utilities, HCAR No. 25,221 (December 21,
1990) (company whose combined assets at time of acquisition was approximately $9 billion); Centerior Energy Corporation, HCAR No. 24,073 (April 29, 1986) (company whose combined assets at time of acquisition was approximately $9.1 billion); Conectiv, Inc., HCAR Nos. 35-26832 and 70-9069 (February 25, 1998)
(company whose combined assets at time of acquisition was $5.65 billion).

          C&T will be an extremely small-sized exempt holding company and its operations would not exceed the economies of scale of current electric generation and transmission technology or natural gas transportation technology or provide undue power or control to Citizens' or Valley and in the region in which they will provide service. Indeed, the neighboring utility to Citizens', Pennsylvania Power & Light Company, serves approximately 1.1 million customers in Pennsylvania. Citizens' 6,300 customers, even when combined with Wellsboro's 5,500 customers, represent only 0.19% of the Commonwealth of Pennsylvania's approximately 6 million electric customers. Valley's 6,300 natural gas customers represent only 0.25% of Pennsylvania's approximate 2.5 million natural gas customers. Valley will provide gas and distribution services to predominately small commercial and residential customers subject to regulation by the PAPUC and the NYPSC. All PAPUC regulated customers may now purchase gas from alternative suppliers and use Valley's distribution system to transport the gas purchased in the competitive market. Valley will not engage in the sale of natural gas at resale. Valley's share of natural gas at retail is insignificant compared to systems in the region such as Columbia Gas System, Inc., Consolidated Natural Gas Company and UGI Utilities, Inc.

          Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under
Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., HCAR No. 24,073 (April 29, 1986), the Commission stated flatly that "a determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all of the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the merger or acquisition creates an entity subject to effective state regulatory control and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.

          Thus while Congress was concerned with the evils and pitfalls of "bigness", it was also aware that the combination of isolated local utilities into an integrated system provided opportunities for economies of scale, the elimination of duplicative facilities and activities, the ability to share resources and supplies, all in an effort to implement generally more efficient operations. American Electric, supra.

          By virtue of the acquisition, C&T will be in a position to realize the opportunities for achieving economies of scale, eliminating duplicate facilities and activities, sharing of production capacity and reserves, and generally more efficient operations as more fully described by the Commission in America Electric Power Company, 46 SEC 1299 (1978). Among other things, the acquisition is expected to permit Citizens', Wellsboro and Valley to yield significant capital expenditure savings through labor cost savings, facilities consolidations, corporate and administrative programs, non-fuel purchasing economies, combined fuel supply and power purchases, access to a more open and efficient market for capital outlays and the ability to combine certain administrative functions such as billing and metering. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of more than $500,000 on an annual basis.

          Competitive Effects: Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects of an acquisition. Entergy, supra. In Northeast Utilities, HCAR No. 25,221 (December 21, 1990), the Commission stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state agencies regulate the rates charged consumers." This acquisition need not be filed with the DOJ or FTC pursuant to the Hart-Scott-Rodino Act. FERC will review this acquisition through a
Section 7(f) determination. The PaPUC is also required, pursuant to its electric and natural gas restructuring legislation noted earlier, to monitor competitive conditions in the supply and distribution of electricity and natural gas to retail customers. 66 Pa. C.S. Section 2811(a). In addition, the PaPUC is required to take steps to prevent anticompetitive or discriminatory conduct and the unlawful exercise of market power by any electric supplier or natural gas supplier. Id. Under this legal authority, the PaPUC, upon complaint or upon its own motion for good cause shown, must conduct an investigation of the impact of various transactions on the proper functioning of a fully competitive retail electricity and natural gas markets, including the effect of mergers, consolidations, acquisition or disposition of assets or securities of electricity suppliers and local distribution companies, transmission congestion and anticompetitive or discriminatory conduct affecting the retail distribution of electricity and natural gas. 66 Pa. C.S. Section 2811(b). In addition, the Pennsylvania Public Code requires the PaPUC, in the exercise of its authority that it otherwise would have to approve the acquisition of securities and/or assets of other public utilities, to consider whether the proposed acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity and natural gas customers in the Commonwealth from obtaining the benefits of a properly functioning and a workable competitive retail electricity and natural gas market market. Finally, the PaPUC has broad authority to condition the grant of a certificate of public convenience approving the asset purchase and subsequent stock acquisition, including the right to correct potential anticompetitive effects. Valley's rates will be subject to the provisions of Gas Act. The PAPUC possesses full authority to regulate those retail rates. Likewise the NYPSC retains full authority to regulate the New York portion of the Valley system. Thus Valley shall not possess any market power to extract monopoly rents from its ratepayers. It does not possess market power in the production market because it does not own any significant natural gas production assets. In sum, the four holding company systems which are the subject of this proceeding do not possess market power.

          Under the current statutory structure in Pennsylvania the four utilities will be subject to intense competition for their native load customers. A similar effect will occur in New York where the New York portion of Valley will subject to intense competition for native load from alternative suppliers of natural gas. Because of their small size and unique characteristics, a loss of even a small proportion of their customer load will have significant ramifications upon their revenue streams. All the more reason that size will be critical to survival in a competitive retail electricity and natural gas markets.

          Thus, it is clear that there is effective regulatory control over the proposed acquisition of Valley's stock by C&T. The Pa PUC and the NYPSC will resolve the issue of market power, if any is found. C&T believes, however, based on the evidence provided above, that its market power in north central Pennsylvania and south central upstate New York is nonexistent and thus the Pa PUC and the NYPSC will make the appropriate finding that this stock acquisition will have no impact on a competitive market in Valley's service territory.

          For the reasons noted above, the acquisition will not tend towards interlocking relations or the concentration of control of public utility customers of a kind or to the extent detrimental to the public interests or the interests of investors or customers within the meaning of Section 10(b)(1).

                (b)  Section 10(b)(2) - Fairness of
                     Consideration

          Section 10(b)(2) requires the Commission to determine whether the consideration to be given by C&T to NUI in connection with the acquisition is reasonable and whether it bears a fair relation to investment in the earning capacity of the utility assets underlying the securities being acquired.
The Commission has stated in the past that Section 10(b)(2) does not demand a mathematical equivalence of values for the terms of the exchange. Rather a voluntary exchange requires some advantages, typically a premium, in order to induce acceptance of an offer. Entergy Corporation, HCAR No. 35-25952
(December 17, 1993). In its determination as to whether or not the consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as a arm's-length negotiations and whether the respective Boards of Directors has approved the transaction. Consolidated Natural Gas Co., 45 SEC 672 (1990). The Commission also considers the opinions of investment bankers.

          The purchase price was the product of extensive and vigorous arms-length negotiations between the management, financial and legal advisors of C&T and NUI. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies.

          A nationally recognized management consulting firm specializing in advising rural cooperatives who seek to purchase utility system assets provided extensive managerial and financial advice. On behalf of C&T, this firm reviewed extensive information concerning the companies and analyzed ratios employing a variety of valuation methodologies. The financial advisor examined various factors, including Earnings Before Interest, Taxes and Depreciation Analysis ("EBITDA"), book value, Return on Equity and cost per customer. All of these comparisons were made prior to a consideration of the effects of new operating efficiencies. C&T also employed the financial advisor to provide information concerning a fair and equitable price. Such financial advisors have opined that the price to be paid, from a financial point of view, is fair.

          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the acquisition, C&T believes that the price to be paid falls within the range of reasonableness and that the consideration for the acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Valley.

               (c)  Section 10(b)(2) - Reasonableness of Fees

          C&T believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the acquisition are reasonable and fair in light of the size and complexity of the acquisition relevant to the transaction and the anticipated benefits of the stock acquisition to the public investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

          As set forth in Item II of this Application/
Declaration, C&T anticipates it will incur a total of approximately $510,000 in fees, commissions and expenses in connection with the merger. This number pales in light of the recent mergers and other acquisitions approved by the SEC. In addition, the total amount for overall fees, commissions and expenses represents only 3.4% of the total offer price proposed by C&T.

              (d)  Section 10(b)(3) - Capital Structure

          Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate C&T's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system.

          The capital structure of C&T will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system. As described in Item I.A.2., C&T will have only one class of common stock. It shall not have any preferred stock issued to the general public. At the time of formation, C&T shall not have any debt. As a result, C&T's capital structure will simply consist of the common stock.

          C&T will hold as its sole assets, all of the stock of Citizens' and all of the outstanding stock of Valley.

          This transaction or acquisition shall not have any impact upon the capital structure of Wilderness. That capital structure shall stay in its current status. Wilderness shall have only one class of common stock and no classes of preferred stock.

          The Act's concern with complicated capital structures focuses on the use of an inordinate number of different securities having different preferences, dividends, voting rights and other special characteristics and the resulting difficulty in understanding the factors determining the performance of a security and voting control of the issuer.
Section 10(b)(1) identifies utilities' securities being "issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and upon the basis of paper profits from inter-company transactions, or in anticipation of excessive revenues from subsidiary public utility companies" as abusive.
Section 10(b)(3) of the Act highlights problems resulting "when control of [utility holding company] companies is exerted through disproportionately small investment" (i.e., pyramiding).

          The primary objective of Section 10(b)(3) and
Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and
Section 11(b)(2) focus primarily on publicly-held minority stock interests.

          Section 10(b)(3) and Section 11(b)(2) were designed to eliminate the abuse of holding company structures that predated the adoption of the 1935 Act. These provisions were needed at that time given the immature nature of other federal securities or law protections available to investors. In the 1995 Report, the Staff extensively discussed the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934. Given these advances, there is no concern that the issuance of the stock will unduly complicate C&T's capital structure.

          It is anticipated that the regulatory environment in which Citizens, Wellsboro and Valley will be conducting their respective utility operations following the acquisition, will help to ensure that dealings between these regulated electric and natural gas utility businesses and C&T as well as Wilderness, and will be appropriate under the foregoing standard. The Pennsylvania Public Utility Code and the New York Public Service Law both provide for regulatory oversight of certain intercompany transactions and other fiduciary matters that may relate to the stock. Citizens' and Wellsboro will be directly subject to comprehensive regulation by the PaPUC and Valley will subject to the PAPUC and the NYPSC as to retail rates, terms and conditions of service, accounting practices and audits, purchases and dispositions of utility property, the issuance and assumption of securities, the acquisitions of other utility and nonutility companies, interaffiliates transactions, certain additions and extensions of facilities and in certain other respects.

          The only voting securities of C&T which will be publicly held after the transaction will be the common stock of Citizens and Valley. C&T will have the ability to issue preferred stock but at this time that action is not anticipated.

As set forth more fully in Item 3.A.2.(b)(i) (efficiencies and economics), Item 3.A.2.(b)(ii) (integrated public utility system) and elsewhere in this Application/
Declaration, the acquisition is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the C&T, Wilderness, Tri-County and Claverack utility systems. The acquisition will therefore be in the public interests and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

         2.  Section 10(c)

          Section 10(c) of the Act provides that,
notwithstanding the provisions of Section 10(b), the Commission shall not approve:

               (1)  An acquisition of securities or utility
assets, or of any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11, (applicable only to registered holding companies) or

               (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interests by tending towards the economic and the efficient development of an integrated public utility system. . . .

              (a)  Section 10(c)(1)

          Section 10(c)(1) requires that an acquisition be lawful under Section 8 and not detrimental to the carrying out
of the provisions of Section 11 of the Act.   Section 8
prohibits registered holding companies from acquiring, owning interests in or operating both a gas and electric utility serving substantially the same area if state law prohibits it. Upon the consummation of the acquisition, C&T shall be operating a dual utility system, however, each operating utility renders service in non-contiguous service territories. Section 8, however, is only applicable to registered holding companies and thus is inapplicable to this transaction. In any event, the acquisition shall be consummated only upon approval received from the various regulatory agencies exercising jurisdiction over the matter. Further, Wilderness, Tri-County and Claverack will not be operating dual utility systems. Additional assurances are expected to be provided in connection with C&T's and Valley's applications for approval of the asset purchase and subsequent certification of Valley as an operating public utility in New York and Pennsylvania. For example, the PAPUC must find that the transaction does not result in anticompetitive or discriminatory conduct or the unlawful exercise of market power. A favorable finding by the PAPUC will provide the Commission additional assurances that the requirements of Section 8 of the Act have been met.

          Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a single integrated public utility system described above. This Section of the Act permits the acquisition and retention of more that one integrated system only if the requirements of
Section 11(b)(1)(A)-(C) are satisfied. Section 10 (c) (1), however, does not require that new acquisitions comply to the letter with Section 11. Madison Gas and Electric Company v. SEC, 168 F.2d 1337 (D.C. Cir. 1999). The Commission interprets the Act and its integration standards in light of changed and changing circumstances. Sempra Energy, HCAR No. 26971
(February 1, 1999) (interpreting the integration standards of the Act in light of the developments in the natural gas industry).

          The Commission has consistently recognized that compliance with the standards of Section 11 is not required where the holding company is exempt under Section 3. See, Gaz Metropolitan, Inc. HCAR No. 26170 (November 23, 1994). In applying Section 10(c)(1) to an exempt holding company, the Commission focuses upon whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection for the public interest and the interests of investors and consumers. WPL Holdings, 49 SEC 761 (1998), aff'd. in part and rev'd in part sub nom. Wisconsin Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989) (authorizing combination electric and gas exempt holding company); Dominion Resources Inc., HCAR No. 24618 (April 5,
1998) (noting that the "only question" regarding acquisition of additional gas system is impact upon public interest and investors and consumers, and emphasizing that Section 10(c )(1) "would bring Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption"); WPS Resources Corp. HCAR No. 26922 (September 28, 1998); BL Holding Corp., HCAR No. 26875 (May 15, 1998).

          The Commission has also emphasized that an exempt holding company can acquire utility assets that would not, with the acquiring company's existing utility assets, comply fully with the requirements of Section 11(b)(1), provided there is "de facto integration" of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition. TUC Holding Co., HCAR No. 26749 (August 1, 1997); Sempra Energy, HCAR No. 26890 (June 26,
1998); PP&L Resources, Inc., HCAR No. 26905 (August 12, 1998).

          The acquisition is fully consistent with the standards of Section 10(c)(1) of the Act as applied to exempt holding companies. The acquisition fully complies with the "de-facto integration" requirement standard set forth above even though Valley and Citizens will remain separate integrated systems. Citizens' was found to be a part of an integrated electric utility system in the Commission's order approving the acquisition of Citizens' stock and will remain an integrated electric utility system confined to the Lewisburg area of Pennsylvania. Valley will remain an integrated, single gas public utility confined to Bradford County Pennsylvania and a small portion of Tioga and Chemung Counties, New York. The acquisition will combine the electric assets of Citizens' with the gas assets of Valley under the C&T umbrella. The utility service territories of C&T's parents, the indirect holding companies Claverack and Tri-County, overlap completely the service territory of Valley. The acquisition will combine an electric and gas system producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering efficient energy supply and delivery service in a competitive markets. As discussed below, the systems of Citizens' and Valley will be coordinated with respect to a number of operational, administrative and support functions. Moreover, as noted above, the acquisition will produce a combined entity that will be able to compete more efficiently and effectively in providing energy service to customers. The acquisition shall not impede the ability of the PAPUC or the NYPSC to effectively regulate the respective state utility activities of either Citizens' or Valley. Thus, the Commission should find that the acquisition will not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10 (c ) (1).

               (b)  Section 10(c)(2)

          The mergers will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by
Section 10(c)(2) of the Act.

                 (i)  Efficiencies and Economics

          The acquisition will produce economies and efficiencies more than sufficient to satisfy the standards of
Section 10(c)(2), described above. The Commission has previously determined that financial and organizational benefits, as well as operational benefits can satisfy the requirement of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Company, 46 SEC 19,298
(1978). Some potential benefits, however, cannot be precisely estimated. Nevertheless, they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., HCAR No. 24,073 (April 29, 1986) (citation omitted).

          The Commission has previously interpreted
Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. Specifically, the Commission has indicated in the past that acquisitions may be approved even where the combined system will not be a single integrated system as Section 10(c)(2) requires only that the acquisition tends towards the economical and efficient development of an integrated public utility system. Gaz Metropolitan, Inc., supra. The Commission has held that where the holding company is exempt from registration under Section 3 of the Act following the acquisition of a non-integrating utility assets, it suffices for purposes of Section 10(c)(2) to find benefits to one integrated system. TUC Holding, supra. and PP&L Resources, supra.

          In this case, the Commission has previously found benefits to the C&T and Citizens system in the Commission order approving the Citizens' acquisition. Now, however, both integrated systems will realize a number of benefits from the acquisition. The acquisition will combine two companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the two companies' shareholders and customers.

          The acquisition will have a number of operational benefits that will result in economic efficiencies for the both integrated systems. C&T has estimated the nominal dollar net value of synergies from the acquisition to be in excess of $.5 million annually. The geographical locations of the respective service territories of Citizens and Valley, and whose headquarters are within 90 miles of one another, provide an opportunity to integrate efficiently their utility operations. There are three general areas where presently quantifiable savings can be realized through the combination of the companies: (1) corporate and administrative programs including labor savings and billing and computer services;
(2) non-fuel purchasing economies; and (3) administrative and human resources. The amount of savings currently estimated annually in each of these categories, on a nominal dollar basis, is summarized in the table below:

     CATEGORY                                      AMOUNT

     Corporate and Administrative Programs....... $350,000

     Non-Fuel Purchasing Economies...............  $50,000

     Administrative and Human Resources.......... $100,000
                                                  --------
          NET TOTAL ESTIMATED SAVINGS............ $500,000

These saving categories are described in greater detail below.

          Corporate Operations and Labor: Savings will be realized through labor reductions on an attrition basis related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with the increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources, emergency work coordination and information services. The Companies also may have the future ability to consolidate certain customer business offices and service centers in the areas where they have geographically close service territories.

          Facilities Consolidation: While there are no current savings to be realized through the combination of neighboring business offices or service centers, the companies will continue to explore that option as economics dictate. Areas where nonstructure facilities will be consolidated include outage dispatch from a central location, centralization of facilities' maintenance, a centralized Customer Information System, a Supervisory Control and Data Acquisition system for remote control of equipment, and an automated mapping system. All of these could not be performed by the individual operating companies but now can be implemented because of the achievement of economies of scale with Tri-County and Claverack.

          Corporate and Administrative Program: Savings will be realized through economies of scale and cost avoidance. These are areas where both Citizens and Valley incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors' fees; rights-of-way maintenance; outage response and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively-priced electric and natural gas service and energy-related products and services than would otherwise be possible.

          Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced utilization of a combined inventory for materials and supplies. Currently, Citizens and Valley independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, both companies procure contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

          Fuel Supply and Purchased Power: Savings may be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volume. Fuel supply savings are achievable for all of the operating utilities. Wellsboro and Citizens will be able to take advantage of possible commodity savings based on higher total volumes of electricity acquired. Further Wellsboro's transmission and generation contract with First Energy will allow Citizens' to access inexpensive power located to the west of the PJM Control Area, i.e. the ECAR control area. Savings may also be achievable in the area of PJM deficiency charges. Currently, PJM requires a certain level of capacity for its member companies. A charge is assessed whenever the member company is deficient in terms of capacity. Citizens' and Wellsboro may be able to avoid such charges through the diversity created by the amount and timing of the different peak
loads of the two operating companies.   Valley will be able to
participate with these entities to seek a seller of both electricity and natural gas thereby possibly achieving economies of scale.

          Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial.
These other benefits include:

          - Increased Scale - As competition intensifies within the industry, C&T believes scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The acquisition is expected to improve the profitability of the Citizens and Valley by increasing the customer base and providing increased economies of scale in all of these areas.

          - Competitive Prices and Services - Sales to industrial, large commercial and wholesale customers are considered to be at greatest near term risk as a result of increased competition in the electric and natural gas utility industry. The acquisition will enable the companies to meet the challenges of the increased competition and will create operating efficiencies through which the companies will be able to provide more competitive prices to customers.

          - More Balanced Customer Base - The acquisition will create a larger company with less reliance on the residential business now presently served, particularly in that Valley's level and mix of customers is more heavily weighted to commercial and industrial customers than the other operating companies. The companies' service territories will be more diverse than their individual service territories, reducing exposure to adverse changes in any sector's economic and competitive conditions.

          - Regional Platform for Growth - The combination of the companies will create a regional platform in Pennsylvania's Central and Northern Tier Corridor and the overlapping area in New York. The Corridor is experiencing sluggish economic growth. C&T plans to expand relationships with existing customers and to develop new customers in the region. The areas surrounding Lewisburg, Pennsylvania is expanding. It contains the corridor of a rapidly improving U.S. Route 15. Growth is occurring along that entire corridor base. It is hoped that C&T will be able to capitalize on that market growth. Finally, the acquisition will allow Claverack and Tri-County to capitalize on their overlapping service territories with Valley. As noted above, it will allow for coordination of certain operations for the three operating companies. It is expected to provide the critical mass and the development an operational infrastructure to expand and broaden into unregulated energy business with the goal of creating a complete energy services platform.

          Strategic Fit and Compatibility. Citizens' and Valley have complementary strategies and compatible corporate cultures and visions for the future of the energy business. Valley is approximately the same size as Citizens' and Wellsboro, all at approximately 5,500 to 6,500 customers. The companies have a shared commitment to supporting and participating in competitive electric and natural gas markets.

                (ii)  Integrated Public Utility System

                        (1)  Electric System

          As applied to electric utility companies, the term
"integrated public utility system" is defined in
Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical inter-connection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation.

As applied to natural gas utility companies, the term
"integrated public utility system" is defined in
Section 2(a)(29)(A) of the Act as:

          a system consisting of one or more gas
          utility companies which are so located
          and related that substantial economies may be effectuated by being operated as a single confined in its operation to a single area or region, in one or more states, not so large as to impair (con-sidering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation. Pro-vided for gas companies, utilities deriving natural gas from a common course of supply may be deemed to be included in a single area or region.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

               (1)  The utility assets of the system are
physically interconnected or capable of physical interconnection;

               (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

               (3)  The system must be confined in its
operations to a single area or region; and

               (4)  The system must not be so large as to impair
(considering the state of the art in the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulations.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255 (9th Cir. 1990), citing Electric Energy, Inc., 38 SEC 658 (1958). The acquisition satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirements. The purpose of the integration requirement is intended to eliminate the evils that Congress found to exist "when the growth and the extension of holding companies bears no relation to... the integration and coordination of related operating properties". Section 1(b)(4) of the Act. Congress expressed its belief that, "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other utility or non-utility businesses. New England Electric System, 41 SEC 888 (1964). C&T, Wilderness, Tri-County and Claverack satisfy each of these requirements for an integrated system. As an exempt holding company system, C&T shall operate two integrated public utility systems, one gas and one electric, Citizens' and Valley. The electric operating properties were found to be integrated in the prier C&T Order. Citizens', Wellsboro, Tri-County and Claverack will continue to operate as an integrated system and thus the integration standard is meet. The companies will implement centralized and coordinated dispatch consistent with the requirements of PJM. Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. All three are interconnected by various PJM facilities. They are not, however, directly interconnected. Nontransmission owning utilities can now join PJM. Nothing has changed in the method of the operations of the operating electric utility properties since the C&T Order.

          As noted by C&T in its 1998 Application, the Commission has determined that the first requirement of physical interconnection can be meet on the basis of contractual rights to use third parties' transmission lines when the companies are members of a tight power pool. WPL Holdings, Inc.,et. al., HCAR Nos. 35-26856 and 70-8891 (April 14,1998); Conectiv, supra.;
UNITIL Corp., HCAR No. 25,524 (April 24, 1992); Northeast Utilities, HCAR No. 25,221 (December 21, 1990). In these cases, the Commission found that the utilities and the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements. The facts of this case also are strikingly similar to those of UNITIL, supra. There, the Commission approved a new holding company system that was different than prior proceedings. In particular the Commission noted that there would be no particular line through which transfers of power would take place amongst the companies. Instead power would be delivered through a nonaffiliated system and a transmission charge would be paid to the transmission facility owner. Likewise, the operating public utility companies did not own or operate any generation facilities. The same facts arise here: neither of the four electric operating companies own generation and all must rely upon third parties to transmit purchased power. In UNITIL, the Commission found that the Companies would be indirectly connected through the NEPOOL-designated transmission facilities and other nonaffiliated transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliated companies. NEPOOL is a tight power pool like PJM. As the Commission stated in UNITIL, NEPOOL and PJM are comparable power pools. The only difference between the two is NEPOOL's determination of planned maintenance outages for the power pool's generating units.

          The PJM Transmission Tariff applies its provisions to a regional transmission service that allows network resources and loads to be integrated over the eight utility PJM transmission member systems, including the systems that interconnect with Citizens', Wellsboro, Tri-County and Claverack. The later three electric utilities are interconnected by the same PJM member, GPU Energy, Inc.

          In addition, the companies will be interconnected through their interests in their right to use extra high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Those transmission systems will now be integrated even to a greater degree than when examined by the Commission in UNITIL because transmission will be rendered on a regional, integrated basis across all transmission owners' network. While the statutory definition assumes that the holding company would coordinate the operations of the integrated system, the Commission recognized that Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric industry. Mississippi Valley Generating Co., 36 S.E.C. 159 (1955). Thus the Commission has considered advances in technology and the particular operating circumstances in applying the integration requirements. See, for example New England Electric System, 38 S.E.C. 159 (1958). Thus in Northeast Utilities, supra. the Commission held that the operation of the generating and transmitting facilities of the operating company is coordinated and centrally dispatched under the NEPOOL agreement. Thus the UNITIL companies could be economically operated as a single interconnected and coordinated system through the operating companies' participation in NEPOOL.

          Likewise here the PJM system is integrated. The PJM Office of Interconnection operates the PJM Control Area; receives and acts upon applications for transmission service; conducts system impact and facilities studies; schedules transactions; and directs redispatch, curtailment and interruption. PJM Interconnection, 81 FERC para. 61257 (1997). Indeed FERC has characterized the system as integrated stating that that the PJM grid will now be planned and operated as a single integrated network. Thus, any customer-owned distribution facilities integrated with the facilities of one transmission owner will, by definition, be integrated with each of the eight transmission owning members.

          In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and coordination of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitments, coordinated by lateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM interconnection.

          It should be noted that the FERC, as indicated earlier, has approved the comprehensive restructuring of the PJM interconnection. In its Order, the FERC stated that the PJM
Operating Agreement establishes:

               "PJM-OI as an independent body to
          operate the [system], administer the PJM
          Transmission Tariff, operate the pool spot energy market, referred to as the Power
          Exchange (PX), approve a regional transmission expansion plan, and administer certain aspects of the Owner's Agreement and Reliability Agree-ment. The PJM Operating Agreement provides that an independent Board of Managers (PJM
          Board) would be responsible for supervision and oversight of the day-to-day operations of the PJM Pool through PJM-OI, with the PJM Board's primary responsibilities being to ensure that the [system's] functions are accomplished in a manner consistent with: (1) the safe and reliable operation of the PJM Pool; (2) the creation and operation of a robust, competitive, and non-discriminatory electric market in the PJM Control Area; and (3) the principle that a member or group of members shall not have undue influence over the operation of the PJM Pool.
          The PJM Operating Agreement also calls for the formation of a member's committee, in which all PJM members will vote on the basis of the follow-ing sectors: Generation Owners, Other Suppliers,
          Transmission Owners, Electric Distributors, and
          End-Use Customers. The rights reserved to the members are to elect the PJM Board, amend or terminate the PJM Operating Agreement, and provide advice and recommendations to the PJM
          Board and PJM-OI. The PJM Operating Agreement also creates Users Groups, which allow members sharing a common interest to bring matters before the Members Committee and, if necessary, the PJM Board."

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81
FERC Paragraph 61,256 at 62,235-62,236.

          It should also be emphasized that the PJM created several historic documents which influence the ability to transmit power in and through the PJM control area. The three documents created include the Transmission Owner's Agreement, the PJM Transmission Tariff, and the Reliability Agreement. Those documents are described below.

          The FERC indicated in its Order that the Owner's
Agreement provides:

               ". . .that owners of transmission
          facilities in the PJM Control Area have
          agreed to offer regional transmission service under non-pancake rates, and to transfer to the [system] the responsibility for admini-stration of the PJM Transmission Tariff and regional transmission planning and operations.
          The Owner's Agreement also creates an Admini-strative Committee of Transmission Owners that may make recommendations to the [operator], but that committee is expressly denied the ability to exercise any control over the functions and responsibilities transferred to the [operator]."

          In addition, the FERC Order describes the PJM
Transmission Tariff as follows:

               ". . .PJM-OI will offer pool-wide access transmission service throughout the PJM Pool via the facilities of the eight PJM Companies.
           All transmission services will be subject to a single, non-pancake rate based on the cost of the individual utility's transmission system where the point of delivery is located."

          Finally, the FERC's Order describes the Reliability
Agreement as follows:

               ". . .it is intended to govern installed capacity reserves sharing obligations in the PJM Pool. The Reliability Agreement modifies traditional reserves sharing within PJM for purposes of accommodating the introduction of retail choice in portions of the PJM Control
          Area. Only Load Serving Entities, defined as any utility that sells power at retail to loads within the PJM Control Area, will be parties to the Reliability Agreement. The Reliability
          Agreement will be administered by a committee containing representatives of each party, with all day-to-day functions delegated to PJM-OI."

Id. at 62,236.

          The Commission previously has stated that the physical interconnection requirements of the Act are satisfied on the basis of contractual rights to use third-parties' transmission lines when the companies both were members of the same type power pool. In UNITIL, UNITIL's public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through the New England Power Pool ("NEPOOL") designated facilities and other non-affiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission lines through which transfers of powers would be made among the UNITIL Companies, power would be delivered through a nonaffiliated system and a transmission charge would be paid to the owners of the facilities. The Commission found that the UNITIL Companies' contractual arrangements for transmission service established that the UNITIL electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, C&T satisfies the physical interconnection requirement of the Act.

          While Wellsboro and Citizens now achieve integration comparable to that found in UNITIL and Northeast Utilities under the current PJM Interconnection Agreement, PJM members as indicated above, restructured the organization in ways that will expand the available mechanisms for integrating the C&T and Wilderness systems. Under the PJM Open Access Tariff, all entities can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility's electric customers. The amended PJM Interconnection Agreement provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatched, and the prices and operating requirements of customers.

          The other operating property of C&T, Valley, will be a single, integrated gas public utility. The distribution systems are located in both New York and Pennsylvania and are connected by extremely short pieces of transmission/distribution main. It will remain a physically interconnected network of gas transmission and distribution facilities that receive all of their natural gas supply from common sources of supply. As the FERC indicated in its Order granting NUI a Section 7(f) determination, the system is for all and intent and purposes a local distribution company confined to these small geographical portions of New York and Pennsylvania. The Commission can conclude that the Valley system is a single, integrated gas public utility.

          C&T also satisfies the second of the Commission's requirements that utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system. Cities Services Company, 14 SEC at 55. The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be controlled centrally and allocated as needed or economy dictates. North American Company, 11 SEC 194 (1942), aff'd, 133 F.2d 148 (2nd Cir. 1943), aff'd on constitutional issues, 327 U.S. 686 (1946). The purpose of this Section of the Act is to ensure that the utility properties are so connected and operated that there is coordination among all the parts and that those parts are bear an integral operating relationship to one another. Id. The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of the Public Service Company of New Hampshire by Northeast Utilities, the Commission noted that "the operation of generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." Northeast Utilities Co., HCAR No. 25,221 at n. 85. Similarly, in UNITIL, the Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons Tri-County, Claverack, C&T and Wilderness are able to operate their utility assets as a single interconnected and coordinated system. Electrical power requirements will be centrally coordinated by a power center and dispatched to Citizens' or Wellsboro on the basis of need, reliability, reserve commitments and economic pricing principles. Likewise, Valley is a single coordinated system that is interconnected by various distribution and transmission mains. Natural gas supplies are received in Pennsylvania through an interstate pipeline interconnection and a local Pennsylvania producer location and then distributed to the system. Purchases will be coordinated through a centralized system. The system is also operated through a centralized system with pressure maintained on a system wide basis. Valley has been operated in this fashion for over 50+ years. Finally, administrative functions can also be coordinated in this regard. As noted earlier, such operational and administrative coordination constitutes "de facto" integration for exempt holding companies. Sierra Pacific Resources, HCAR No. 27054 (July 26, 1999).

          The Commission's third requirement is also satisfied. The Act was designed to eliminate the scattered properties of pre-Act holding companies, that is the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation. NIPSCO Industries, Inc., HCAR No. 26975 (February 10, 1999). Recent institutional, legal and technological changes in the utility industry have reduced the relative importance of physical interconnection and geographic limitations by permitting greater control, coordination and efficiencies. In fact open access transmission for natural gas and electrical power under FERC Orders 636 and 888/2000, respectively, and the development of increasingly competitive and interconnected market for natural gas and wholesale power have expanded the means for achieving interconnection and the economic operation and coordination of utilities with non-contiguous service territories. Staff Report at 68-69. Indeed the C&T system and its subsidiaries will be anything but scattered, uncoordinated operating utility properties. The C&T and Wilderness electric system will continue to operate in a single area or region. The small size of the areas covered by Tri-County, Claverack, Citizens' and Wellsboro is comparable to the areas approved by the Commission in UNITIL and Northeast Utilities. The electric system remains confined to operations entirely within the Commonwealth of Pennsylvania and in particular in several contiguous counties in Northern and Central Pennsylvania. It should be noted that in the 1995 Report, the division has stated that the evaluation of a "'single area or region' portion of the integrated requirement should be made . . .in light of the affect of technological advances on the ability to transmit electrical energy economically over a longer distance, and other developments in the industry, such as brokers and marketers, that affect the concept of geographical integration." 1995 Report at 72-74.
The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements." 1995 Report at 73. As set forth in
Item III.A.2(b)(i), the acquisition will result in economies and efficiencies for the utilities and, in turn, their customers.

          In regard to the Valley system, again it operations shall be confined to a single area or region. It shall operate predominately in Pennsylvania with over 80% of the customers located in that state. Its Pennsylvania operations overlap entirely with portions of the service territories of both Claverack and Tri-County. Its New York operations also overlap with the minor New York Service territories of Claverack and Tri-County. Finally, the service areas of the operating utilities are similar and homogeneous, essentially rural in nature within a very compact service area. The nature and characteristics of the service area of the utilities has been relevant in the Commission's review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. Middle West Corp., 18 SEC 296
(1945) and In re West Texas Utilities, Inc., 21 SEC 566 (1945). Thus distance does not equate to "scatteration" so long as the separate parts of the system can be operated, under normal conditions, in a coordinated fashion.

          Finally, with respect to the Commission's fourth requirement, C&T's electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. Citizens' maintains its system headquarters in Lewisburg, Pennsylvania. This structure will preserve all the benefits of localized management that Citizens' and Wellsboro presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from a future strategic alliance. Upon consummation of the Citizens' deal, it maintained its existing management team. It continues its focus on the Lewisburg area. Likewise, Tri-County and Claverack maintained their existing management team focusing on the rural and residential basis of their systems.

          Furthermore, as described earlier, the system will facilitate efficient operation. The C&T gas system will not be so large as to impair the advantages of localized management and efficient operations. The Valley system will maintain its headquarters in Sayre, Pennsylvania with a regional office in New York for purposes of serving New York customers.

          The acquisition will allow the C&T system and the Claverack, Tri-County and Wilderness systems to participate in the energy services approach to the utility system. At the center of this approach is the idea that providing electrical and natural gas services to the public is just part of the job of a utility. In addition, the utility must provide enhanced services to the consumer by providing an entire package of energy products and services. The goal of the energy services company is to retain its existing customers and to obtain new customers in an increasingly competitive environment. The trend towards and the need for the convergence of the former separate electric utility function and gas utility function into one energy service company was recognized by the Commission in Consolidated Natural Gas Company, HCAR No. 26512 (April 30,
1996).  See also New Century Energies, HCAR 26748 (August 1,
1997); UNTIL Corp., HCAR No. 26527 (May 31, 1996); and SEI Holdings, Inc., HCAR No. 26581 (September 26, 1998).

          Additionally, the C&T system will not impair the effectiveness of state regulation. Citizens' and Wellsboro will continue their separate existence as before and their utility operations will remain subject to the same comprehensive regulatory authority, the Pa PUC. Valley will be subject to comprehensive regulation by both the PAPUC and the NYPSC for their respective jurisdictional services. As noted earlier, the Pa PUC will maintain jurisdiction to control all affiliate transactions between Citizens', Wellsboro and the two rural cooperatives. Likewise, the NYPSC shall maintain jurisdiction to control Valley's affiliate transactions. Costs charged by the holding companies to their affiliated operating companies will be subject to the ratemaking review of the Pa PUC and the
NYPSC.   Pursuant to the recommendations contained in the 1995
Report, this last factor of state control is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met," especially where these mergers will result in a system similar to a traditional holding company system. 1995 Report at 74.

          3.  Section 10(f)

          Section 10(f) provides that:

               "The Commission shall not approve any
          acquisition as to which an application is made under this Section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect to such acquisition have been complied with, except if the Commission finds that compliance with state laws would be detrimental to the carry-ing out of the provisions of Section 11.

          As described in Item IV of this Application/
Declaration, and as evidenced by the Applications before the PaPUC, NYPSC and the New Jersey Board of Public Utilities, ("NJBPU") all relating to the acquisition, C&T intends to comply with all applicable state laws related to the proposed transaction. A timed-stamped copy of the Pa PUC Application is attached hereto as Exhibit D-1. A timed-stamped copy of the NYPSC Application is attached hereto as Exhibit D-2. A timed-stamped copy of the NJBPU Application is attached hereto as Exhibit D-3.

          4.  Section 3(a)(1)

          C&T requests that the Commission issue an order under
Section 3(a)(1) declaring that it is exempt from all provisions of the Act except Section 9(a)(2). This type of corporate structure was selected because Pennsylvania law prohibits the direct ownership of an Investor Owned Utility by a rural cooperative. Pennsylvania Rural Electric Cooperative Law of 1990, 15 P.S. Section 7321(a)(1). Thus the need to interpose a holding company between two operating public utilities.
Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

          such holding company, and every subsidiary company thereof, which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intra-state in character and carry on their business substantially in a single state in which such holding company in every such subsidiary company thereof are organized.

C&T and its electric public utility subsidiary following the stock acquisition, Citizens', will all be Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania and therefore meet the requirements of the latter half of Section 3(a)(1) test. In addition, Wilderness and Wellsboro are likewise Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania. Valley alone will operate in two contiguous states, New York and Pennsylvania. Thus it is necessary to determine if Valley shall contribute any material part to C&T's income and whether Valley carries on its business substantially in a single state.

          Although the statute speaks of "income", the Commission has traditionally considered a wide range of numerical factors, and in practice, given the greatest deference to revenues in determining materiality. See, e.g., NIPSCO, supra. In NIPSCO the Commission also determined that it was appropriate to consider "operating margin" or "net operating revenue" when considering gas and electric utilities. In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 16.0% to 16.2% of gross operating revenues, 10.8% to 11.2% of operating margin and 7.1% to 8.7% of utility operating income to the holding company was not materials for purposes of Section 3 (a) (1).

          For materiality purposes, the following Table explains the Valley system:

Category                  PA           PA           NY           NY           Total
Customers                5115          80%         1363          20%           6478
Utility Plant        $11,599,151       88%      $1,644,787       12%       $13,188,938
Sales                3,147,895 Dth     91%      292,936 Dth       9%       3,440,831 Dth
Operation Revenue    $7,460,000        83%      $1,554,000       17%       $9,014,000
Operating Margin     $2,923,481        82%      $623,436         18%       $3,564,917
Net Income(1)        $120,992          51%      $116,763         49%       $237,755

(1) In 1999, the comparable figures for the system were $341,251 or 90% for Pa. Operations and $37,438 or 10% for
     NY operations.

The following pro-forma table reveals the immateriality of the Valley out-of-state utility operations:

                               C&T System                     Valley
Category                    Including Valley          Out-of-State Operations
Customers                        12,978                      1363 or 11%
Utility Plant               $19,488,590                $1,644,787 or 80%
Sales                         4,039,761 mcf            292,936 mcf or 7%
Operating Revenue           $18,570,088                $1,560,590 or 8%
Operating Margin            $ 7,006,539                $632,436 or 9%

These ratios fall well within the range of ratios found acceptable by the Commission in the NIPSCO case as noted above and well below the percentages of out-of-state utility revenues presented by holding companies claiming exemption under Rule 2, which claims have not been challenged. See, e.g. 1983 Form U-3A-2 filed by Diversified Energies (File No 69-271) (disclosing 22.4% of utility revenues from out-of-state operations); 1997 Form U-3A-2 filed by LG&E Energy Corporation (disclosing 20.43% out-of-state electric utility sales); 1997 Form U-3A-2 filed by MidAmerican Energy Holdings Company (disclosing 31.98% out-of-state electricity sales and 17.36% out-of-state utility customers); 1998 Form U-3A-2 filed by TNP Enterprises (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales to out of state customers, who comprised 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings, Inc. (File No. 69-300) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out of state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state); 1999 Form U-3A-1 filed by Southwestern Energy Company (disclosing 24% of utility revenues and retail gas sales from out-of-state).

          With regard to the first half of the test, in determining whether a company's operations are "predominantly and substantially intrastate in character," the Commission has applied the test on both a consolidated basis, to the holding company, and on a corporate basis to each material subsidiary. In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 19.2% to 19.8% of gross operating revenues, 13.0% to 13.7% of operating margin and 8.7% to 11.1% of utility operating income to the holding company satisfied the predominately and substantially standard for purposes of Section 3 (a) (1). Both Citizens and Valley meet this test. Citizens' revenues are wholly derived within Pennsylvania. And as noted in the second table above, Valley also satisfies the test. As noted above, all of the service territory, customers, property/ equipment, and sales of Citizens' will be wholly within the Commonwealth of Pennsylvania. As a result, C&T and Citizens' operations are totally intrastate in character. Because C&T and Citizens' meet both parts of the test, C&T is entitled to an exemption pursuant to Section 3(a)(1) of the Act.

          Further, the acquisition does not change or modify in any way the corporate structure of the Wilderness holding company system. Wilderness and its operating subsidiary public utility are both Pennsylvania companies and operate solely within the Commonwealth of Pennsylvania. All revenues are derived from these intrastate operations.

          Likewise, Tri-County and Claverack are Pennsylvania corporations and as holding companies their operating revenues are derived substantially and materially from intrastate operations. All business activities are carried on substantially in the state of incorporation. Thus they are entitled to the Section 3(a)(1) exemption.

          5.  Section 3(a)(2)

          Section 3(a)(2) of the Act provides an exemption for a holding company if "such a holding company is predominately a public utility company whose operations as such does not extend beyond the State in which it is organized and states contiguous thereto". There is no numerical test to determine the "predominate" test. Houston Industries, Inc, HCAR Nos. 35-26744 and 70-8907 (July 24, 1997). Generally the Commission has examined several key factors to determine whether a holding company is predominately a public utility under this exemption. Those factors generally include a comparison of the gross utility operating revenues, net income and utility plant amounts for the various entities. The Commission gives greatest weight to the gross utility operating revenues. Houston, supra.

          A comparison of the 2000 utility operating revenues reveals a ratio of 25.83% for Claverack and 67.18% for Tri-County. Clearly the Claverack ratio is consistent with prior Commission precedent. Thus Claverack also would qualify for a
Section 3(a)(2) exemption. The Tri-County ratio, however, exceeds the amount found acceptable in Houston, supra.. The rationale of Houston, however, would apply here in the instant proceeding. Namely the designated corporate structure is a result of state law requirements, see discussion above, and not intended to evade regulatory jurisdiction. Indeed, the transactions between the holding companies and their operating affiliates will be subject to pervasive Pa PUC review. Tri-County will not be an unregulated entity through which potential abuses could be perpetrated. Its utility actions will be subject to regulation by the U.S. Department of Agriculture. Thus Tri-County also qualifies for a Section 3(a)(2) exemption. There is little possibility that the holding company will be used to evade state jurisdiction. Having found that both cooperatives were entitled to Section 3(a)(2) exemptions under similar circumstances, the cooperatives are also entitled to the sam exemption in this matter.

Item 4.  REGULATORY APPROVALS

          Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the acquisition.

     A.  Antitrust

          The HSR Act and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information.

     B.  State Public Utility and Federal Regulation

          Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the assets or stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Citizens applied for Pa PUC approval on March 16, 2001. In addition, the Pa PUC must examine the acquisition in light of market power. The Commission must find that the initiation of service by a new public utility is in the public interest.

          New York: Pursuant to New York statute, the transfer to any person or corporation of the stock or assets, including a transfer by sale, of any jurisdictional public utility must be approved by the NYPSC. The NYPSC will approve such transfers upon a showing that the matter will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Valley applied for NYPSC approval on April 16, 2001. In addition, the NYPSC must examine the acquisition in light of market power.

          New Jersey: Pursuant to New Jersey, the transfer to any person or corporation of the stock or assets, including a transfer by sale, of any New Jersey public utility must be approved by the New Jersey Board of Public Utilities, ("NJBPU"). The NYPSC will approve such transfers and sales upon a showing that the matter will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. NUI applied for NJBPU approval on February 28, 2001.

          Federal: The Federal Energy Regulatory Commission must approve the Natural Gas Act Section 7(f) determination transfer to C&T and Valley. This determination finds that while an entity may operate facilities, it may qualify as an LDC rather than an interstate pipeline if the entity functions as an LDC and does not make any sales for resale. NUI currently possesses a NGA Section 7 determination.



Item 5  PROCEDURE

          The Commission is respectfully requested to issue and publish not later than December 21, 2001, the requisite notice under Rule 23 with respect to the filing of the Application, such notice to specify a date not later than January 15, 2002 by which comments may be entered and a date not later than February 15, 2002 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's Order and the date on which it is to become effective.



Item 6  EXHIBITS AND FINANCIAL STATEMENTS

A.  EXHIBITS

     A-1  Tri-County Articles of Incorporation
     A-2  Claverack Articles of Incorporation
     A-3  C&T Articles of Incorporation
     A-4  Citizens' Articles of Incorporation
     A-5  Wilderness Articles of Incorporation
     A-6  Wellsboro Articles of Incorporation
     A-7  Valley Articles of Incorporation

     B-1  Asset Sale Agreement

     D-1  Pennsylvania Public Utility Commission Application
     D-2  New York Public Service Commission Application
     D-3  New Jersey Board of Public Utilities Application
     D-4  FERC Application

     E-1 Map of Tri-County, Claverack and Valley Systems (not filed electronically)

     F-1  Opinion of Counsel (to be filed by amendment)
     F-2 "Past Tense" Opinion of Counsel (to be filed by amendment)

     G-1  Proposed Form of Public Notice


B.  FINANCIAL STATEMENTS

     FS-1 Consolidated Financial Statements of C&T for years ended December 31, 1999 and 2000 (not filed electronically)

     FS-2  Audited Financial Statements of Citizens' Electric
           Company for years ended December 31, 1999 and 2000
           (not filed electronically)

     FS-3 Annual Reports of NUI- Valley Cities Gas to PAPUC for years ended December 31, 1999 and 2000 (not filed electronically)

     FS-4 Annual Reports of NUI- Waverly Gas to NYPSC for years ended December 31, 1999 and 2000 (not filed electronically)



Item 7  INFORMATION AS TO ENVIRONMENTAL EFFECTS

          None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. C&T is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this application.

                            SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.

                              C&T Enterprises, Inc.

                              /s/ Kenneth Zielonis

                              Kenneth Zielonis, Esq.
                              STEVENS & LEE
                              208 North Third Street, Ste. 310
                              P.O. Box 12090
                              Harrisburg, PA  17108-2090

                              Attorneys for C&T Enterprises,
                              Inc.



                                                     EXHIBIT A-1


                      ARTICLES OF ASSOCIATION

                                OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION


     In compliance with the requirements of an act entitled "An act to encourage and authorize the formation of co-operative associations, productive and distributive, by farmers, mechanics, laborers or other persons," approved June 7, 1887, the undersigned, desiring to form an association thereunder do hereby certify:

     1.  The name of the Association is the Tri-County Rural
Electric Co-operative Association.

     2. The principal office of the Association is to be located in Mansfield Borough, County of Tioga, Commonwealth of
Pennsylvania.

     3. The purpose or object for which the Association is formed is: to manufacture, generate, purchase, acquire and accumulate electric energy for its members and to transmit, distribute, furnish, sell and dispose of such electric energy to its members and to construct, erect, purchase, lease as lessee and in any manner acquire, own, hold, maintain, operate, sell, dispose of, lease as lessor, exchange and mortgage plants, buildings, works, machinery, equipment, supplies and transmission and distribution lines or systems and any and all other real and personal property.

     4.  The capital stock of the Association is fixed at Five
Thousand Dollars ($5,000.00).

     5.  The amount of each share of permanent stock is Five
Dollars ($5.00) and such shares shall be paid for in cash before the insurance of stock certificates therefor. No ordinary stock is to be issued.

     6. Five Hundred Dollars ($500.00) of capital stock shall actually be paid in before the Association ____________________ business _____________________________________________________.

     7. Membership may be obtained on the following terms: the undersigned shall be members as soon as these Articles of Association are made, filed and recorded, ____________________ or corporation shall become a member upon the approval by the Board of Directors, or by their duly authorized representative, of an application in which the applicant agrees to (1) purchase at least one share of permanent stock of the Association,
(2) use electric energy supplied by the Association, and
(3) comply with and abide by the terms and conditions relating to membership contained in the By-Laws of the Association.

     8. The regular or quarterly meetings of the members shall be held on the first Tuesday of January, April, July and October of each year, if not a legal holiday, and if a legal holiday then on the first following day not a legal holiday.

     9. The Association is to have the power to borrow money and otherwise incur indebtedness up to One Million and No/100 Dollars ($1,000,000) and to issue notes, bonds and other evidence of indebtedness and to secure any of its obligations by mortgage, deed of trust or other plead of conveyance of all or any part of its real and personal property, rights, privileges and franchises, and in such manner and upon such terms as its Board of Directors may determine.

    10.  The term of the existence of the Association is thirty
(30) years.

    11. The names of the first associates, their respective residences and the number of permanent shares held by each of them are:

                                                       NO. OF
     NAME                    RESIDENCE                 SHARES

Harry P. Hulslander          Troy, Pa.                   one
Joseph H. Whitlock           Troy, Pa.                   one
Benjamin P. Braund           Troy, R.D. 3, Pa.           one
R.A. Steadman                Mansfield, Pa.              one
J. Ward Braund               Troy, R.D. 3, Pa.           one
Howard B. Connelly           Mainesburg, R.D. 1, Pa.     one
William D. Canfield          Columbia Cross Roads, Pa.   one
Mahlon H. Ream               Osceola, Pa.                one
George E. Bardwell           Snedekerville, Pa.          one
Anne L. Mellett              Gillett, Pa.                one
Maurice S. Whitlock          Sylvania, Pa.               one
L.D. Stevens                 Mansfield, R.D. 2, Pa.      one
Frank A. Burleigh            Snederkerville, Pa.         one
Rollin Soper                 Snederkerville, Pa.         one
Mark L. Watkins              Columbia Cross Roads, Pa.   one

     IN WITNESS WHEREOF, the subscribers to these Articles of Association have hereunto subscribed their names.

                              Signed

                                             Harry P. Hulslander
                                             Joseph H. Whitlock
                                             Benjamin P. Braund
                                             R.A. Steadman
                                             J. Ward Braund
                                             Howard B. Connelly
                                             William D. Canfield
                                             Mahlon H. Ream
                                             George E. Bardwell
                                             Anne L. Mellett
                                             Maurice S. Whitlock
                                             L.D. Stevens
                                             Frank A. Burleigh
                                             Rollin Soper
                                             Mark L. Watkins


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF BRADFORD               :

     Before me, a Notary Public, in and for said county, personally came the above named Harry P. Hulslander, R.A.
Steadman, Joseph H. Whitlock, J. Ward Braud, Benjamin P. Braund,
Howard B. Connelly, who in due form of law, acknowledged the foregoing instrument to be their ______ and deed for the purposes therein specified.

     WITNESS my hand and official seal this 24th day of October, A.D. 1936.

                              /s/Henrietta Pierce
                              Notary Public

                              March 2, 1937
                              My Commission Expires

(Notary's Seal)


_________________________     __________________________________


(Notary's Seal)               March 2, 1937
                              My Commission Expires


_________________________     __________________________________


     Filed in the Office of the Secretary of the Commonwealth, on the 6th day of November, A.D. 1936.

                              J. WARREN NICKLE
                              Deputy Secretary of the
                              Commonwealth Coop. Ch. Bk. No. 1
                              Page 253


Commonwealth of Pennsylvania
Department of State

OFFICE of the SECRETARY of the COMMONWEALTH

                                             Harrisburg,
                                             November 10, 1936.

Pennsylvania, ss:

     I DO HEREBY CERTIFY, That the foregoing and annexed is a full, true and correct copy of Articles of Association of the "TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION," as same appears of record and remains on file in this Office.

     IN TESTIMONY THEREOF, I have hereunto set my hand and caused the seal of the Secretary's Office to be affixed, the day and year above written.

Great Seal                  J. Warren Nickle
                            Deputy Secretary of the Commonwealth


Recorded November 12, 1936



               ______________________        one
               Columbia Cross Roads, Pa.     one


October 11, 1974:   Certified from record this date.
                    Deed Book 211
                    Page 472


                    /s/ Dorothy D. Jones_______
                    Dorothy D. Jones, Principal Deputy
                    Recorder of Deeds of Tioga County, Pa.



                      ARTICLES OF AMENDMENT

                                OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION

     In compliance with the requirements of Section 35 of the Act of the General Assembly of the Commonwealth of Pennsylvania, known as the "Electric Co-operative Corporation Act," approved June 31, 1937, providing for the amendment to the Articles of any co-operative or non-profit corporation or association, organized for the purpose of engaging in rural electrification, Tri-County Rural Electric Co-operative Association hereby certifies under its corporate seal that:

     1.  Its name is Tri-County Rural Electric Co-operative
Association and its principal office is located at Mansfield, Pennsylvania.

     2. It is a nonprofit cooperative association, incorporated and existing for the purpose of engaging in rural electrification, under the Act of the General Assembly of the Commonwealth of Pennsylvania approved June 7, 1887, as shown by its Articles of Association dated the 6th day of November, 1936, and recorded in the office of the Secretary of the Commonwealth in Charter Book No. 1, page 253, and in the office of the Recorder of Deeds in and for the County of Tioga on the 12th day of November, 1936, in Deed Book No. 211, page 472.

     3. A meeting of the members of the Corporation to take action upon an amendment to its Articles of Association was held on the 6th day of July, 1937, at the principal office of the Corporation, pursuant to written notice mailed to all the members.

     4. At the time of this meeting of the members the authorized number of shares of the capital stock of the Corporation was 1,000, of which 135 shares were issued and outstanding, all of which were owned or held by 132 members of each of whom, regardless of the number of shares owned or held by him, was entitled to one vote and no more on the proposed amendment; by the By-laws a quorum is 10% of the shareholding members but not less than 20 members thereof.

     5. At the meeting of the members of the Corporation held on the 6th day of July, 1936, 26 members were present of whom 26 voted in favor of the resolution amending the Articles of Association of the Corporation in the manner hereinafter set forth and none voted against the resolution; the result being unanimous for the amendment.

     6. At this meeting the following resolutions were adopted by a majority vote of the members present:

     RESOLVED, That the Articles of Association of this Corporation be, and the same hereby are, amended so as to read as follows:

                           ARTICLE I.

     The name of the Corporation is TRI-COUNTY RURAL ELECTRIC
COOPERATIVE, INC.

                           ARTICLE II.

     The purpose for which the Corporation is organized is to engage in rural electrification by any one or more of the following methods:

          (1) the furnishings of electric energy to members in rural areas who are not receiving central station service;

          (2) assisting in the wiring of the premises of members in rural areas, or the acquisition, supply or installation of electrical or plumbing equipment therein;

          (3) the furnishing of electric energy, wiring facilities, electrical or plumbing equipment or services to any other corporation organized under the "Electric Cooperative
Corporation Act" or to the members thereof.

                                ARTICLE III

     The names and addresses of the persons who shall serve as directors and manage the affairs of the Corporation until the next annual meeting of the members or until their successors are elected and qualified are as follows:

     Name                                        Residence

Harry P. Hulslander, Pres.                   Troy, Penna.
Howard Connelly, V. Pres.                    Mainesburg, Pa.
R. A. Steadman, Sec.                         Mansfield, Pa.
L. R. Kennedy, Treas.                        Troy, Pa.
J. Ward Braund                               Troy, Pa.
J. H. Whitlock                               Troy, Pa.
Anne L. Mellett                              Gillett, Pa.
L. D. Stevens                                Roseville, Pa.
Noel Card                                    Lawrenceville, Pa.
Roscoe M. Kemp                               Nelson, Penna.
Mahlon Ream                                  Osceola, Penna.
Bert Doan                                    Knoxville, Pa.
Cass D. Ackley                               Westfield, Penna.
Laurence Hunt                                Westfield, Penna.

                               ARTICLE IV.

     The number of directors to be elected at annual meetings of the members if 14, their tenure of office to be subject to the By-laws of the Association.

                               ARTICLE V.

     The address of the principal office of the Corporation shall be 22 Main Street, Mansfield, County of Tioga,
Pennsylvania, and the name and address of its agent upon whom process may be served is Harry P. Hulslander, Pres. of Mansfield, Pa.

                               ARTICLE VI.

     The duration of the Corporation is perpetual.

                               ARTICLE VII.

Section 1. In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the Bylaws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and Bylaws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation; provided, however, that no person, corporation, partnership or body politic, except the present members of the Corporation, or any person, corporation, partnership or body politic hereafter accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the affirmative vote of a majority of the members of the Board of Directors.

Section 2. Each member shall, as soon as electric energy shall be available, purchase from the Corporation monthly not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

Section 3. The Bylaws of the Corporation may fix such other terms and conditions upon which person shall be admitted to and retain membership in the Corporation not inconsistent with these Articles of Incorporation or the Act under which the Corporation is organized.

                           ARTICLE VIII.

Section 1. Subject to the provisions of any mortgage or deed of trust given by the Corporation and within sixty (60) days after the expiration of each fiscal year the Board of Directors, after paying or providing for the payment of all operating and maintenance expenses of the Corporation including an amount for prospective operating and maintenance expenses for a reasonable period, and all interest and installments on account of the principal of notes, bonds or other evidence of indebtedness of the Corporation which shall have become due and be unpaid, or which shall have accrued at the end of the fiscal year but which shall not be then due, and after paying or making provision for the payment of all taxes, insurance and all other non-operating expenses which shall have become due and be unpaid, and all taxes, insurance and all other non-operating expenses which shall have accrued at the end of the fiscal year but which shall not be then due, shall apply the revenues and receipts of the Corporation remaining thereafter for the following purposes and in the following order of priority.

          (1) the establishment and maintenance of a reserve for the payment of interest on and principal of all outstanding notes, bonds or other evidences of indebtedness of the Corporation in an amount which shall equal the amount of principal and interest required to be paid in respect of such notes, bonds or other evidences of indebtedness during the ensuring fiscal year;

          (2) the establishment and maintenance of a general reserve funds of working capital, insurance, taxes, improvements, new construction, depreciation, obsolescence, and contingencies in an account which the Board of Directors shall deem reasonable;

and all revenues and receipts not required for the above and foregoing purposes shall be returned to the members either in cash, in abatement of current charges for electric energy or otherwise, as the Board may decide on the basis and in the manner provided in the Act under which this Corporation is organized; provided, however, that in no case shall any such return be made to any member who is indebted to the Corporation until such indebtedness is paid or arrangements in respect thereof satisfactory to the Board of Directors shall have been made.

Section 2. At least ten per centrum (10%) of the total number of members of the corporation present in person or represented by proxy but not less than twenty (20) Members shall constitute a quorum for the transaction of business at all meetings of the members so long as the total number of members does not exceed three hundred (300). In case the total number of members exceeds three hundred (300), then and in such case five per centrum (5%) of the total number of members present in person or represented by proxy, but not less than thirty (30) in number, shall constitute a quorum for the transaction of business at all meetings of the members.

Section 3. The Board of Directors shall have power to make and adopt such rules and regulations, not inconsistent with these Articles of Incorporation or the Bylaws of the Corporation, as it may deem advisable for the management, administration and regulation of the business and affairs of the Corporation.

Section 4. The private property of the members of the Corporation shall not be subject to the payment of, and no member shall be individually responsible for, corporate debts to any extent whatever.

     RESOLVED, FURTHER, That the President and the Secretary of this Corporation be and they are hereby authorized, empowered and directed to execute, under the corporate seal of the Corporation, Articles of Amendment to the Articles of Association of this Corporation and to file such Articles of Amendment with the Department of State of the Commonwealth of Pennsylvania, and to file for recording a certified copy of such Articles of Amendment in the office of the Recorder of Deeds of the County in which the principal office of the Corporation is located.

     IN TESTIMONY WHEREOF, Tri-County Rural Electric Co-operative Association has caused these Articles of Amendment to be signed by its President and its corporate seal, duly attested by its Secretary, to be hereunto affixed this 6th day of July, 1937.

                              TRI-COUNTY RURAL ELECTRIC
                              COOPERATIVE ASSOCIATION


                              By________________________________
                                President


Attest:


_________________________
     Secretary


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF TIOGA                  :

     BE IT REMEMBERED that on this 6th day of July, 1937, before me, a Notary Public in and for the County aforesaid, personally appeared Harry P. Hulslander, President and R.A. Steadman, Secretary, of Tri-County Rural Electric Co-operative Association, the corporation named in and which executed the foregoing Articles of Amendment, who being severally duly sworn, did depose and say that they were personally present at the execution of the foregoing Articles of Amendment and saw the common or corporate seal of Tri-County Rural Electric Co-operative Association affixed thereto; that the seal affixed thereto is the common or corporate seal of the corporation; that the foregoing Articles of Amendment were duly signed, sealed and delivered by, and as and for the act and deed of the Tri-County Rural Electric Co-operative Association, by the authority and at the direction of the members of the Corporation, and that the names of Harry P. Hulslander as President and of R.A. Steadman, as Secretary subscribed thereto are in their proper and respective handwritings.

                              /s/ Harry P. Hulslander______

                              /s/ R.A. Steadman_________

Sworn and subscribed before
me this 6th day of July, 1937.


____________________________
     Notary Public


My Commission expires:

(SEAL)

     Approved and filed in the Department of Sate, on the 29th day of October, A.D. 1937.

                                ________________________________
                                   Secretary of the Commonwealth


Coop. Ch. & Amndt. Bl, No. 385 Page 5



                                                    EXHIBIT A-2


DSCB-56 (Rev. 9-67)


                      COMMONWEALTH OF PENNSYLVANIA

                          DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

     WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P.L. 1969, approved the 21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                        CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

     WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by

                    CLAVERACK ELECTRIC COOPERATIVE INC.

                             name changed to

                 CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

     THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth, and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and Authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                        GIVEN under my Hand and the Great Seal
                        of the Commonwealth, at the City of
                        Harrisburg, this 8th day of December in
                        the year of our Lord one thousand nine
                        hundred and seventy-one and of the
                        Commonwealth the one hundred and
                        ninety-sixth.


                        /s/ C. DeLares Tucker
                        Secretary of the Commonwealth
                                      jmw



     I, Harry W. Smith, President of Claverack Rural Electric Cooperative, Inc., of R. D. #2, Wysox, Pennsylvania, do hereby certify that the annual meeting of the members of the said co-operative was held at Wysox, Pennsylvania, at 1 p. m. on the 19th day of August, 1971, pursuant to written notice given said stockholders more than sixty (60) days prior to meeting, all in conformity with the Act of Assembly of the Commonwealth of Pennsylvania, cited as "Electric Co-Operative Corporation Act" June 21, 1937, P. L. 1969, referring particularly to Section 9 under Powers of Corporation and section relative to amendment of Articles of Incorporation. There were present members in excess of 2,000, and the amendments to Articles of Incorporation as passed are as follows:

     ARTICLE I:

          "The name of the Corporation is CLAVERACK RURAL
ELECTRIC COOPERATIVE, INC."

     ARTICLE IV:

          "The number of directors to be elected at annual meetings of the members to be not more than 14.

     ARTICLE V:

          "The address of the principal office of the Corporation shall be R.D. 2, Wysox, County of Bradford,
Pennsylvania, and process may be served on the President, Secretary, or General Manager of the Corporation.

     ARTICLE VII, Section I

          "In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the By-Laws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and By-Laws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation."

     ARTICLE VII, Section 2

          "Each member shall, as soon as electric energy shall be available, purchase from the Corporation not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time, shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

     ARTICLE VIII, Section 2

          "Five per centum (5%) of the total number of members present in person but not less than thirty (30) in number shall constitute a quorum for the transaction of business at all meetings of the members.

     I certify that I am the President of the above co-operative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the cooperative this 23rd day of November, 1971.

                             ___________________________________
                                        President

     I, Fred W. Alexander, do hereby certify that I am the Secretary of the Claverack Rural Electric Cooperative, Inc. of R.D. #2, Wysox, Pennsylvania, that I am the keeper of the official records, minutes and seal of the said cooperative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affix the seal of the cooperative this 23rd day of November, 1971.

                             ___________________________________
                                         Secretary

Approved and filed in the Department of State on the 8th day of December A. D. 1971.

                             ___________________________________
                               Secretary of the Commonwealth



                        ARTICLES OF AMENDMENT

              Claverack Rural Electric Cooperative, Inc.

          I. This amendment to the Articles of Incorporation of Claverack Rural Electric Cooperative, Inc., is filed according to the provisions of the Electric Cooperative Act of the Commonwealth of Pennsylvania, 1937, June 21, P. L. 1969
Section 1 et seq.

          II. Claverack Rural Electric Cooperative, Inc. has its principal place of business at R.D. #2, Wysox, Pennsylvania.

          III The Articles of Incorporation of the corporation have been amended as follows: Article VIII, Section 2 of the Articles of Incorporation is amended to read as follows:

          "At least one hundred fifty (150) members present in person shall constitute a quorum for the transaction of business at all meetings of the members."

          IV. The date on which the amendment was adopted was August 5, 1978.

          V. Notice of the meeting at which the amendment was adopted was given each member as provided by the By-laws of the Corporation.

          VI. At the meeting at which the amendment was adopted, a quorum was present as determined by the By-laws of the Corporation and the Articles of Incorporation prior to this amendment.

          VIII. The amendment was approved by a majority of the members present in person or by proxy.


                          /s/ John B. Drake
                                      President

          I, Leo J. Griffith, as Secretary of Claverack Rural Electric Cooperative, Inc., hereby attest that the statements in the foregoing articles are true and that the Articles of Amendment to the Articles of the Corporation were adopted as therein set forth. I have therefore signed these articles and sealed them with the seal of the corporation.

                           /s/ Lee J. Griffith
                                      Secretary


Dated  August 30, 1978

Seal:



COMMONWEALTH OF PENNSYLVANIA     )
                                  SS
COUNTY OF BRADFORD               )

          On this, the 31st day of August, A.D., 1978, before me, a Notary Public, personally appeared Leo J. Griffith, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

          In witness whereof, I hereunto set my hand and official seal.

                            /s/ Ralph S. Park II
                                  Notary Public

                            Ralph S. Park II, Notary Public
                            Standing Stone Twp., Bradford Co.,
                            Pa.
                            My Commission Expires September 6,
                            1960


Approved and filed in the Department of State on the 11th day of September, 1978.


                            /s/ Bardon A. Fields
                            Secretary of the Commonwealth
                                                           WF/he



DSCB-56 (Rev. 9-67)                             3-1-78:43 401

                                                           69180

                    COMMONWEALTH OF PENNSYLVANIA


                         DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

          WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P. L. 1969, approved the
21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                      CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

          WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by



               CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

          THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                            GIVEN under my Hand and the Great
                            Seal of the Commonwealth, at the
                            City of Harrisburg, this 11th day of
                            September in the year of our Lord
                            one thousand nine hundred and
                            seventy-eight and of the
                            Commonwealth the two hundred and
                            third.

                            /s/ Barton A. Fields
                            Secretary of the Commonwealth
                                                             he



                                                    EXHIBIT A-3

Microfilm Number     9851-1481     Filed with the Department of
                                    State on July 9, 199__

Entity Number     2825831
                                   Secretary of the Commonwealth

                ARTICLES OF INCORPORATION-FOR PROFIT

                                 OF

                        C & T ENTERPRISES, INC.
                         Name of Corporation

                 A TYPE OF CORPORATION INDICATED BELOW


Indicate type of domestic corporation:

 X  Business-stock (15 Pa.C.S. Section 1306)

___ Business-nonstock (15 Pa.C.S. Section 2102)

___ Business-statutory close (15 Pa.C.S. Section 2303)

___ Management (15 Pa.C.S. Section 2702)

___ Professional (15 Pa.C.S. Section 2903)

___ Insurance (15 Pa.C.S. Section 3101)

___ Cooperative (15 Pa.C.S. Section 7102)

DSCB:15-1306/2102/2303/2702/2903/3101/7102A (Rev 91)

     In compliance with the requirements of the applicable provisions of 15 Pa.C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby, state(s) that:

1.  The name of the corporation is:  C & T Enterprises, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, Mansfield, PA  16933    Tioga
          Number and Street      City    State  Zip     County

     (b)  c/o:
             Name of Commercial Registered              County
             Office Provider

      For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of @es authorized is: 100,000 (other provisions, if any, attach 8 1/2 x 11 sheet)

5. The name and address, including number and street, if any, of each incorporator is:

    Name                        Address

Robert W. Chappell, Esquire     14 South Main Street,
                                Mansfield, PA 16933

___________________________     ______________________________

6.  The specified effective date, if any, is:
              date of filing
    month          day       year            hour, if any

7. Additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. Section 77a et seq.)

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: __________________________________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 8th day of July, 1998.

________________________     ___________________________________
     (Signature)             (Signature)



                  PENNSYLVANIA DEPARTMENT OF STATE          140
                         CORPORATION BUREAU
                   ROOM 308 NORTH OFFICE BUILDING
                         P.O. BOX 8722
                     HARRISBURG, PA  17105-8722




C & T ENTERPRISES, INC.



     THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE SECRETARY OF THE COMMONWEALTH. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA. IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, CALL (717) 787-1057.



                                 ENTITY NUMBER: 2825831

                                 MICROFILM NUMBER: 09851

                                 1481-1482



VAN DER HIEL & CHAPPELL ESQS
PO BOX 57
MANSFIELD PA  16933-0057



                                                     EXHIBIT A-4

                     ARTICLES OF INCORPORATION


                             ARTICLE I

The name of the corporation is:
            Citizens' Electric Company of Lewisburg, Pa.

                             ARTICLE II

The location and post office address of the corporation in this commonwealth is:
                  1775 Industrial Boulevard
                  Lewisburg, Pennsylvania 17837

                            ARTICLE III

The purpose or purposes for which the corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania are to engage in, and do any lawful act concerning, any or all lawful business for which corporations may be incorporated under said Business Corporation Law, including, but not limited to, the supply of light, heat and power to the public by means of electricity or by any other means.

                            ARTICLE IV

The term for which the corporation is to exist is perpetual.

                            ARTICLE V

The aggregate number of shares which the corporation shall have authority to issue and the par value thereof are:

          200,000 shares of common stock having a par value of $10.00 per share.

                           ARTICLE VI

The corporation may issue or sell shares, option rights, or securities having option rights for money or otherwise without first offering them Lo shareholders of any class or classes.

                           ARTICLE VII

A majority of the directors may make, amend, alter, or repeal the Bylaws with respect to those matters which are not, by statute, reserved exclusively to the shareholders, subject always to the power of the shareholders to change such action.

                           ARTICLE VIII

In an election of directors of the corporation a shareholder shall not have the right to multiply the number of votes to which he may be entitled by the total number of directors to be elected in the same election by the holders of the class or classes of shares of which his liares are a part, and to cast the whole number of such votes for one candidate or distribute them among any two or more candidates.

SEE APPENDIX A ATTACHED



                           APPENDIX A


By resolution adopted November 10, 1971, the Board of Directors authorized submission to a vote of the shareholders at the Annual Meeting to be held January 10, 1972, a proposed amendment of the Articles of Incorporation restating the same in their entirety. The amendment was adopted and endorsed by the Secretary of the Commonwealth.

COMMENTS

The corporation, originally formed under the Corporation Act of 1874, is now governed by the Business Corporation Law of 1933, as amended, a more modern and comprehensive statute which permits much more efficient and less cumbersome corporate procedures. The Board of Directors considered it desirable to restate the Articles of Incorporation in a form compatible with the Business Corporation Law and up-to-date corporate practice. The following are the principal effects of the restatement of the Articles:

     1. The corporate purpose is broadened to take advantage of currently allowable powers to engage in any lawful business permissible to corporations formed under the Business
Corporation Law;

     2. The capital stock, which the company would be authorized to issue is increased from 80,000 shares of $10 par common stock to 200,000 shares of $10 par value per share;

     3. The corporation is given the right to issue shares, at its election, free of pre-emptive rights;

     4. The Board of Directors is authorized to make, amend, alter, or repeal Bylaws, subject to the power of the shareholders to change such action.

It is the view of the Management that these changes would contribute to the company's ability to operate effectively, commensurate with it's steady growth and increased capital requirements.

By resolution adopted by the Board of Directors for submission to a vote of shareholders at the Annual Meeting held April 9, 1983, Article VIII was added. This article was adopted by the shareholders at the April 1983 meeting and endorsed by the Secretary of the Commonwealth on April 13, 1983.



                              EXHIBIT A

               ATTACHMENT TO ARTICLES OF INCORPORATION

     The provision of the Articles of Incorporation regarding authorized shares (Paragraph 4) shall read in its entirety as follows:

          The aggregate number of shares authorized is 100,000 shares of common stock, having a par value of $0.01 per share.



                                                   EXHIBIT A-6

                                       Filed with the Department
                                       of State on MAR 10, 1994

Microfilm Number___________________

Entity Number______________________    _________________________
                                       Secretary of the
                                       Commonwealth

                 ARTICLES OF INCORPORATION-FOR PROFIT

              DSCB: 15-1306/2102/2702/2903/7102A (Rev 90)

Indicate type of domestic corporation (check one):

 X   Business-stock (15 Pa. C.S. Section 1306)

___  Business-nonstock (15 Pa,C.S. Section 2102)

___  Business-statutory close (15 Pa.C.S. Section 2303)

___  Management (15 Pa. C.S. Section 2702)

___  Professional (15 Pa. C.S. Section 2903)

___  Cooperative (15 Pa.C.S. Section 7102A)

     In compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby state(s) that:

1. The name of the corporation is: Wilderness Area Utilities, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, P.O. Box 526, Mansfield, PA
          Number and Street                   City       State

          16933-0526
          Zip                                       County

     (b)  c/o:______________________________________________
              Name of Commercial Registered Office Provider

          ______________________________________________________
          County

     For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of shares authorized is: see attachment(other provisions, if any, attach 8 1/2 x 11 sheet).

5. The name and address, including street and number, if any, of each incorporator is:

Name                       Address

Neal S. West               100 Pine Street, P.O. Box 1166
                           Harrisburg, PA  17101

_________________________  ______________________________

6.  The specified effective date, if any, is:
          03     10     1994
        month    day    year    hour, if any

7. Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U S.C. Section 77a et seq.

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: ___________________________________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 19th day of March, 19__.

/s/ Neal S. West                ________________________________
     (Signature)



                                                    EXHIBIT A-5

                      ARTICLES OF INCORPORATION

                                 OF

                     WELLSBOROUGH ELECTRIC COMPANY

     To the Governor of the Commonwealth of Pennsylvania:  Sir:
In compliance with the requirements of an act of the General Assembly of the Commonwealth of Pennsylvania entitled "An act to provide for the incorporation and regulation of certain corporations," approved the 29th day of April, A.D. 1874 and the several supplements thereto, the undersigned, all of whom are citizens of Pennsylvania having associated themselves together for the purpose hereinafter specified, and desiring that they may be incorporated, and that letters patent may issue to them and their successors according to law, do hereby certify:

          1st. The name of the proposed corporation is Wellsborough Electric company.

          2nd. Said corporation is formed for the purpose of the supply of light, heat and power by means of electricity to the public in the borough of Wellsborough, Pennsylvania.

          3rd. The business of said corporation is to be transacted in Wellsborough, Tioga County, Pennsylvania.

          4th. Said corporation is to exist for the term of Ninety-Nine years.

          5th. The names and residences of the subscribers and the number of shares subscribed by each are as follows:

Name                 Residence                   No. of Shares

Hugh Goung           Wellsboro, Pa.                   Ten
L. Harrison          Wellsboro, Pa.                   Twenty
J. M. Robinson       Wellsboro, Pa.                   Twenty
H.C. Goung           Williamsport, Pa.                Ten
Robert K. Goung      Wellsboro, Pa.                   Ten

          6th. The number of directors of said corporation is fixed at five and the names and residences of the directors who are chosen directors for the first year are as follows:

Name                             Residence

Hugh Goung                       Wellsboro, Pa.
L. Harrison                      Wellsboro, Pa.
J. M. Robinson                   Wellsboro, Pa.
H.C. Goung                       Williamsport, Pa.
Robert K. Goung                  Wellsboro, Pa.

          7th.  The amount of the capital stock of said
Corporation is $7,000.00 divided into Seventy shares of the par value of $100.00 and $700.00 being ten percentum of the capital stock, has been paid in cash to the Treasurer of said corporation whose name and residence are: J. M. Robinson, Wellsboro, Pa.

           Hugh Goung (SEAL)           H.C. Goung (SEAL)
           L. Harrosin (SEAL)          Robert K. Goung (SEAL)
           J.M. Robinson (SEAL)

          State of Pennsylvania, County of Tioga. Before me. H.J. Ripley Recorder ______ in and for the county aforesaid personally came the above named L. Harrison: J.M. Robinson & Robert H. Goung, who in due form of law acknowledged the foregoing instrument to be their act and deed for the purposes therein specified. Witness my hand and seal of office the nineteenth day of March A.D. 1894.

Homer J. Repler           Recorder             (OFFICIAL SEAL)

State of Pennsylvania, County of Tioga. Personally appeared before me, this nineteenth day of March A.D. 1894. L. Harrison;
J. M. Robinson, Robert K. Goung who being duly sworn, according to law, depose and say that the statements contained in the foregoing instrument are true.

Sworn and subscribed before me,    J.M. Robinson
the day and year aforesaid         L. Harrison, Robert K. Goung

Homer J. Ripley           Recorder             (OFFICIAL SEAL)

Executive Chamber. Harrisburg, April 11th 1894. To the Secretary of the Commonwealth: Having examined the within application and found it to be in proper form, and within the purposes of the calls of corporations specified in section two, of the act entitled "An act to provide for the incorporation and regulation of ceratin corporations," approved April 29th, A.D. 1874, and the several supplements thereto, I hereby approve the same and direct that letters patent issue according to law.

          Robt. E. Pattison               Governor.

Secretary's Office.  Pennsylvania ss:  enrolled in Charter Book
No. 43, Page 94.  Witness my hand and Seal of Office at
Harrisburg this eleventh day of April A.D. 1894.

     A.L. Tilden:  Deputy.     Secretary of the Commonwealth
                               (SECRETARY SEAL)

     Recorded April 20, 1894.  Homer Ripley.



                                                     Exhibit A-7

Microfilm Number _______     Filed with the Department of State
Entity Number __________     on ______________

                             __________________________________
                             Secretary of the Commonwealth

               ARTICLES OF INCORPORATION FOR PROFIT
                               OF
                      VALLEY ENERGY, INC.
                      Name of Corporation

               A TYPE OF CORPORATION INDICATED BELOW

Indicate type of domestic corporation:

_X_ Business-stock (15 Pa. C.S. Section 1306)

__ Business-nonstock (15 Pa. C.S. Section 2101)

__ Business-statutory close (15 Pa. C.S. Section 2303)

__ Management (15 Pa. C.S. Section 2702)

__ Professional (15 Pa. C.S. Section 2903)

__ Insurance (15 Pa. C.S. Section 3101)

__ Cooperative (15 Pa. C.S. Section 7702)

          DSCB:  15-1306/2102/2303/2702/2903/3101/7102a (Rev 91)

     In Compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate for profit hereby, state(s) that:

1.  The name of the corporation is:  Valley Energy, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered provider and the county of venue is:

     (a)  523 South Keystone Avenue, Sayre, PA  18840 Bradford
          Number and Street          City   State Zip   County

     (b)  ______________________________________________________
          Name of Commercial Registered Office Provider

3. _____ or a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

4. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

5. The aggregate number of shares authorized is: 1000 (other provisions, if any, attach 8-1/2 x 11 sheet)

6. The name and address, including street and number, if any, of each incorporator is:

Name                        Address

C & T Enterprises, Inc.     1775 Industrial Blvd., Lewisburg, PA
                            17837

______________________       ___________________________________

7.  The specified effective date, if any, is:  upon filing

8. Any additional provisions of the articles, if any, attach an 8-1/2 x 11 sheet.

9. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of is shares of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15 U.S.C. Section 77A et sq.).

10. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: _______________________.

IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 13 day of October, 2000.

/s/ Betty Scott                  /s. Robert O. Toombs



                                                     Exhibit B-1

ASSET SALE AGREEMENT
BETWEEN
NUI CORPORATION
AND
C&T ENTERPRISES, INC.

Dated as of October 4, 2000



                          ASSET SALE AGREEMENT

     This Asset Sale Agreement (the "Agreement") is made as of this 4th day of October, 2000 by and between NUI CORPORATION, a New Jersey corporation having offices at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760 (the "Seller") and C&T ENTERPRISES, INC., a Pennsylvania corporation having offices at 1775 Industrial Boulevard, P.O. Box 551, Lewisburg, Pennsylvania 17837 (the "Buyer").

                              WITNESSETH:

     WHEREAS, Seller owns certain assets described herein, which assets are presently used in that portion of the Seller's business which is operated under the name of "Valley Cities Gas Service" and "Waverly Gas Service" which are operating divisions of Seller (hereinafter referred to as the "VCW Business"); and

     WHEREAS, Seller wishes to sell the assets constituting the VCW Business as more fully described herein to Buyer and Buyer wishes to buy such assets constituting the VCW Business subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. SALE, TRANSFER AND ASSIGNMENT OF ASSETS.

     Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller at the Closing described in Article 3 hereof, the assets, properties and interests of Seller constituting the VCW Business of every kind, character and description, whether tangible, intangible, real, personal or mixed, and wherever located except for the Excluded Assets, all of which are sometimes collectively referred to in this Agreement as the "Assets", including, but not limited to, the following:

     1.1  Owned Real Property.

     Those certain parcels of land more fully described on
Schedule 1.1, together with all privileges and appurtenances thereto and all buildings, structures, fixtures and other improvements situated thereon and together with all easements used or useful in connection therewith (such land, improvements and easements together hereinafter collectively referred to as the "Owned Real Property").

     1.2  Real Property Leases; Easements

     All right, title and interest of Seller in the leases of the real property more fully described on Schedule 1.2(a), together with all rights and privileges under such leases (hereinafter referred to as the "Real Property Leases") and to the real property subject to such leases (hereinafter referred to as the "Leased Real Property" and together with the Owned Real Property being hereinafter collectively referred to as the "Real Property"), and the easements, rights-of-way, rights of access or licenses relating to the distribution mains and pipelines utilized in the VCW Business described on
Schedule 1.2(b) (hereinafter referred to as the "Easements").

     1.3  Equipment.

     All the machinery, tools, appliances, vehicles, furniture; equipment (including, without limitation, essential spares and replacement parts), gas distribution mains and pipelines, together with gate stations, meters and other gas distribution equipment and other tangible personal property of every kind and description that are located upon or within the Real Property, and/or are owned or held by Seller, and are utilized in connection with the operations of the VCW Business, a current list of which is attached hereto as Schedule 1.3. (hereinafter referred to collectively as the "Equipment").

     1.4  Transportation and Storage Contracts/Supply Contracts.

     Seller's interest in the transportation and storage contracts and gas supply contracts relating to the operation of the VCW Business to be assumed by Buyer pursuant to Article 4, subject to Seller's continuing interest in such interstate pipeline deliverability and supply contracts necessary to serve Seller's New Jersey operations, all as fully described in
Schedule 1.4 attached hereto (hereinafter referred to as the "Contracts").

     1.5  Accounts Receivable.

     All of Seller's accounts receivable as of the Closing Date (as defined in Article 3 below) arising out of the operation of the VCW Business in the ordinary course and unpaid as of the Closing Date (hereinafter referred to as "Accounts Receivable" ), but excluding any reserves or allowance for bad debt maintained by Seller as of the Closing Date.

     1.6  Intangibles.

     All intangible assets of the VCW Business listed on
Schedule 5.12 as well as any other trade names (other than names used in the VCW Business which include the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses, customer lists, goodwill and other intangibles used exclusively in the VCW Business, if any, as of the Closing Date (as defined in Article 3 below) including, without limitation, tort or insurance proceeds arising out of any damage or destruction of any of the Assets between the date of this Agreement and the Closing Date.

     1.7  Books and Records.

     All papers, computerized databases and records in Seller's care, custody or control relating to any or all of the above described Assets or exclusive to Seller's operation of the VCW Business, including, but not limited to all blueprints, plans and specifications, personnel and labor relations records, environmental compliance records, sales records, customer records, marketing materials, accounting and financial records, maintenance records, plats and surveys of the Real Property, and plans and designs of buildings, structures, fixtures and equipment.

     1.8  Prepaid Expenses.

     All prepaid expenses and other prepaid items relating to any of the Assets and the operation of the VCW Business as of the Closing Date subject to allocations which may be made by Seller consistent with the terms of this Agreement and subject to Seller's retention of amounts attributable to pension payments and pension expenses as adjusted by Seller after Seller's valuation of its pension obligations to the employees of the VCW Business.

     1.9  Permits, etc.

     All permits, licenses, consents or authorizations issued by, and all registrations and filings with, any governmental agency in connection with, the VCW Business whenever issued or filed, excepting only those which by law or by their terms are non-transferable or those which have expired.

     1.10  Plant Material, Merchandise, Gas and Propane.

     All plant material and operating supplies, all merchandise, all gas stored underground and all propane in bulk storage tank utilized in connection with the VCW Business existing as of the Closing Date.

     1.11  Excluded Assets.

     Seller shall not transfer to Buyer and Buyer shall not acquire Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date, whether or not arising from Seller's operation of the VCW Business (the "Excluded Assets") other than restricted cash held for regulatory purposes in connection with the VCW Business which shall be transferred to Buyer.

ARTICLE 2.  PURCHASE PRICE.

     2.1  Payment of Purchase Price.

     In consideration for the transfer and assignment by Seller of the Assets, Buyer on the conditions set forth herein,

     (a) shall deliver to Seller at the Closing (as hereinafter defined) (i) Fifteen Million Dollars ($15,000,000) plus or minus any customary prorations as of the Closing Date relating to the transfer of the Real Property under this Agreement, and (ii) an amount required to reimburse Seller for reasonable amounts expended by Seller for the NUCOR expansion allocable to the VCW Business as more fully described in Section 8.12 of this Agreement, all payable in cash as more fully described in
Section 3.2 hereof, and

     (b) shall assume and discharge, and shall indemnify Seller against liabilities and obligations of Seller under the leases, contracts or other agreements, if any, specified on Schedule 4.

     (c) shall pay Three Million Dollars ($3,000,000) to Seller at such time as the entire amount of the rate increase, consisting of the sum of. (i) the rate increase of Five Hundred Seventy Thousand Dollars ($570,000) described in the Regulatory Relief Section of Seller's Information Memorandum (dated June
2000), Page 5, Part F, and (ii) One Hundred Thousand Dollars ($100,000) (the agreed amount representing any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8 of this Agreement), receives all necessary government approvals subject to reasonable and customary restrictions and limitations. If a rate increase of a lesser amount receives all necessary government approvals subject to reasonable and customary restrictions and limitations, then a linearly pro rated portion of the aforementioned $3 million payment shall be paid to Seller, provided, however, that if the amount of the approved rate increase does not yield additional annual revenue equal to at least $385,000-the sum of (x) $285,000 and (y) $100,000 (the agreed amount of any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8)- then no portion of the $3 million will be paid to Seller. As an illustration of the above proration, if the total rate increase approved is $500,000, the portion of the $3 million payable to Seller shall be calculated as follows: ($500,000 - ($285,000 + $100,000))/$285,000 x $3,000,000 = $1,210,526.32.

     Buyer shall pursue approval of such rate increase with diligence and shall commence formal proceedings to obtain such increase by the later of. (i) eighteen (18) months after the Closing; or (ii) such date as the New York Public Service Commission and the Pennsylvania Public Utility Commission permit the Buyer to commence such proceedings. In the event Buyer breaches its obligation to diligently pursue such rate increase in accordance with the terms of this subparagraph, Buyer shall pay to Seller $3 million. Buyer's obligation to pursue the rate increase shall survive the Closing. Notwithstanding the foregoing, if Buyer applies for a rate increase and such increase is not approved, or only partially approved, as a result of such proceedings, Buyer shall have no obligation to reapply for a rate increase and Buyer's obligation to make payment to Seller pursuant to Section 2.1(c) shall be fixed on the basis of such initial application and decision.

     2.2  Allocation of Purchase Price.

     The parties agree to make an allocation of the Purchase Price (defined as the sum of the amounts specified in paragraphs
(a) and (c) of Section 2.1 above) at the Closing and to use such allocation in reporting the transaction contemplated by this Agreement for Federal and state tax purposes.

ARTICLE 3. THE CLOSING.

     The closing of the purchase and sale of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Seller at 10:00 a.m. local time, no later than five (5) business days after all conditions to the Closing contained in this Agreement have been satisfied or waived in writing, or at such other place and/or time as the parties may agree in writing (the "Closing Date").

     3.1  Seller's Obligations at the Closing.

     At the Closing, the Seller shall deliver or cause to be delivered to Buyer:

     (a) For all the owned Real Property and interests in the Owned Real Property, warranty deeds with covenants against grantor's acts in recordable form, properly executed and acknowledged, conveying title to the same;

     (b) Assignments of all Real Property Leases and Easements properly executed by Seller, and accompanied by all consents of lessors required by this Agreement and the leases being assigned;

     (c) Assignment and assumption agreements for personal property leases, licenses and permits and all Contracts of Seller to be assumed by Buyer in connection herewith, in a form legally sufficient to accomplish the assignment of the same and assumptions of the liabilities thereunder, and accompanied by all third party consents required by this Agreement and the personal property leases and Contracts being assigned to Buyer; and

     (d) Other instruments of assignment and transfer (including bills of sale) of all of the other Assets of Seller to be transferred hereunder reasonably requested by Buyer to effect, evidence or facilitate the transactions contemplated by this Agreement, in form legally sufficient to properly assign or convey such title.

Simultaneously with the consummation of the transfer of the Assets, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be sold, conveyed, transferred, assigned and delivered under this Agreement.

     3.2  Buyer's Obligations at the Closing.

     At the Closing, Buyer shall deliver to Seller against delivery of the items specified in Section 3.1: (i) a certified or bank cashier's check, or a wire transfer of immediately available funds, in the amount of the balance of the Purchase Price, payable to Seller in accordance with Sections 2.1(a) and 2.1(b) of this Agreement; and (ii) appropriate instruments of assumption of the Assumed Obligations as defined herein in form legally sufficient to accomplish such assumption.

ARTICLE 4.  ASSUMPTION OF LIABILITIES.

     Buyer is assuming certain debts, liabilities or obligations of Seller relating to the VCW Business, including all Accounts Payable that have become due and payable in the ordinary course of business no more than forty-five (45) days prior to the Closing Date and such other obligations as herein specifically provided. Buyer shall have the benefit of and shall perform and assume all Real Property Leases, Contracts (subject to Seller's retained rights thereunder), Easements, and other agreements and obligations relating to the VCW Business, if any, specifically listed on Schedule 4, in accordance with the terms and conditions thereof (the "Assumed Obligations"). Buyer specifically assumes no debts, liabilities or obligations of Seller other than those listed in Schedule 4.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller does hereby represent and warrant to Buyer as follows:

     5.1  Organization.

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has full corporate power and authority to carry on its business, and in particular the VCW business, and to own, lease or operate its properties, and in particular, the Assets utilized in the VCW Business.

     5.2  Authority.

     Seller has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     5.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedule 5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Seller will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's Certificate of Incorporation or Bylaws or, to Seller's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Seller is a party or by which it is bound.

     5.4  Consents.

     Except as set forth on Schedule 5.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Seller or for the consummation by Seller of the transactions contemplated by this Agreement.

     5.5  Claims and Litigation.

     To Seller's knowledge, except as set forth on Schedule 5.5, there is no material claim, legal action, suit, arbitration, governmental investigation or other legal, regulatory or administrative proceeding, or any order, judgment, decree or award in progress, pending, threatened or in effect against or relating to the Assets or the VCW Business.

     5.6  Compliance with Laws and Other Requirements.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any laws, statutes, regulations, ordinances and orders, judgments, decrees and awards applicable to the Assets or the VCW Business, which notice remains unresolved and which noncompliance would have a material adverse effect on the Assets or the VCW Business.

     5.7  Real Property.

     Schedules 1.1 and 1.2 to this Agreement contain complete listings of each parcel of real property owned by or leased to Seller and used in the VCW Business. Schedules 1.1 and 1.2 contain a description of all buildings, fixtures and other improvements located on the Real Property and a list of the policies of title insurance issued, if any, to Seller for these properties. True, correct and complete copies of the Real Property Leases and Easements are available for inspection by the Buyer. All the Real Property Leases, and to Seller's knowledge, all Easements, are valid and in full force, and there does not exist any default or event that with notice or lapse of time, or both, would constitute a default under any of such Leases or Easements. The zoning of each parcel of real property described in Schedules 1.1 and 1.2 permits the presently existing improvements and the continuation of the VCW Business presently being conducted thereon.

     5.8  Tangible Personal Property.

     The Equipment described in Section 1.3 and Schedule 1.3 of this Agreement constitutes all the items of tangible personal property owned by, in the possession of, or exclusively used by Seller in connection with the VCW Business. The Equipment listed in Schedule 1.3 constitutes all tangible personal property necessary for the conduct by Seller of the VCW Business as now conducted by Seller. Except as stated in Schedule 1.3, no Equipment used by Seller in connection with the VCW Business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement.

     5.9  Financial Statements of the VCW Business.

     Schedule 5.9(a) to this Agreement sets forth the balance sheet of the VCW Business as of September 30, 1999, (the "Last Fiscal Year End"), and the related statement of income for the year then ending which balance sheet and related statement of income are included in the consolidated financial statements of the Seller which are audited annually by Arthur Andersen LLP, Seller's independent certified public accountants.
Schedule 5.9(b) to this Agreement sets forth the balance sheet of the VCW Business as of June 30, 2000, (the "Stub Period Date"), together with the related statement of income for the three month period then ending, certified by the Chief Financial Officer of Seller. The financial statements in Schedules 5.9(a) and 5.9(b) are hereinafter referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Seller throughout the periods indicated, are complete and correct in all material respects and accurately and fairly present the financial position of the VCW Business as of the respective dates of the balance sheets included in the Financial Statements, and the results of operations of the VCW Business for the respective periods indicated.

     5.10  Absence of Specified Changes.

     Since the Last Fiscal Year End, there has not been any:

     (a) Adverse change in the financial condition, liabilities, Assets, business, operating results or prospects of the VCW Business;

     (b) Destruction, damage to, or loss of any Assets of the VCW Business (whether or not covered by insurance) that adversely affects the Assets, financial condition, business, operating results or prospects of the VCW Business;

     (c) Labor trouble or other event or condition of any character adversely affecting the financial condition, business, Assets or prospects of the VCW Business; or

     (d) Other event or condition of any character that has or might reasonably have an adverse effect on the financial condition, business, Assets, operating results or prospects of the VCW Business.

     5.11  Accounts Receivable.

     The Accounts Receivable reflected on the balance sheet dated the Stub Period Date included in the Financial Statements, and the Accounts Receivable created after the date thereof, are valid and genuine and arose from bonafide transactions involving the distribution of natural gas to the VCW Business customers and the performance of other services or other transactions in the ordinary course of the VCW Business.

     5.12 Intangible Assets.

     Schedule 5.12 to this Agreement is a complete schedule of all trade names (other than names including the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles owned by or licensed to Seller and used exclusively in the VCW Business. Seller owns or has the right to use all trade names, trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles necessary to carry on the VCW Business substantially as currently conducted, except the failure of which to own or have the right to use individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Assets or on the VCW Business.

     5.13  Title to Assets.

     Seller has good and marketable title to all the Assets and its interests in the Assets, whether real, personal, tangible and intangible, which constitute all the Assets and interests in Assets that are exclusively used in Seller's operation of the VCW Business. All the Assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Seller's balance sheet as of the Stub Period Date, included in the Financial Statements, or disclosed in Schedule 5.13 and the other Schedules to this Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the Assets, nor materially impair the business operations of the VCW Business.

     5.14  Employee Agreements and Benefit Plans.

     (a) Schedule 5.14(a) contains a complete list of all employment contracts with respect to the employees of the VCW Business to which Seller is a party or by which Seller is bound (all the foregoing being herein called "Employee Agreements"). At the present time there are no Employee Agreements in effect, and to Seller's knowledge neither Seller nor any other party is in default under any Employee Agreement previously in effect. There have been no claims of default and, to the knowledge of the Seller, there are no facts or conditions which, if continued, or with the passage of time or compliance with any applicable notice requirements or both, will result in a default under the Employee Agreements.

     At the present time Seller is not a party to any collective bargaining agreement other than its collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers (the "Union"), which agreement has expired. Seller is currently compensating bargaining unit employees of the VCW Business in accordance with the terms of the expired agreement. There is no pending or, to the knowledge of the Seller, threatened labor dispute, strike or work stoppage by the VCW Employees or any representative of the VCW employees. Seller made its last and best offer to Union in August, 2000 and Seller believes it is likely that a new collective bargaining agreement will be reached. A copy of the Seller's last and best offer has been provided to Buyer.

     (b) Schedule 5.14(b) contains a complete list of all pension plans, practices, policies or arrangements, profit sharing plans, bonus, deferred compensation, supplemental executive retirement plans, excess benefit plans, stock options, stock appreciation or other forms of incentive or other compensation plans or arrangements (including, "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")), and all welfare, severance, vacation, and other employee fringe benefit plans (including "employee welfare benefit plans" as defined in Section 3(l) of ERISA) maintained, or contributed to, by Seller for the benefit of the employees of the VCW Business or former employees of the VCW Business (all the foregoing being herein called "Benefit Plans").

     (c) With respect to the NUI Corporation Savings and Investment Plan (the "Seller's Savings Plan") and the Pennsylvania & Southern Gas Company Employees Pension Plan (the "Seller's Pension Plan"), Seller has made available to Buyer copies of each of the following: (i) plan document; (ii) summary plan description; (iii) trust agreement; (iv) most recent annual report on IRS Form 5500 and (v) most recent Internal Revenue Service determination letter. To the knowledge of the Seller, the Seller's Savings Plan and the Seller's Pension Plan are qualified" within the meaning of Section 401(a) of the Code.

     (d) Except as disclosed on Schedule 5.14(d), the Seller's Savings Plan and Seller's Pension Plan have been maintained in substantial compliance with their terms and within the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which could subject the Buyer to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

     5.15  Personnel Identification and Compensation.

     Schedule 5.15 contains a list of the names of all permanent, full time employees of the VCW Business stating the rates of compensation payable to each of them. All of the persons named in Schedule 5.15 have been employees of the VCW Business for at least One Hundred Twenty (120) days prior to the date of this Agreement and no other individuals have been employed by the VCW Business on a permanent basis during this period.

5.16 Contracts.

     Prior to the date hereof, Seller has provided Buyer with access to true and correct copies of all of the Contracts set forth in Schedule 1.4. Seller has performed and, to the knowledge of Seller, every other party has performed, each material term, covenant and condition of each of the Contracts that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or, to the knowledge of Seller, any other party under any of the Contracts and, to the knowledge of Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of such Contracts.

5.17  Environmental Conditions.

     (a)  When used in this Section 5.17 and elsewhere in this
Agreement:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof,

          (ii) "Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court.

          (iii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, Petroleum and Natural Gas Products, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iv) "Petroleum and Natural Gas Products" shall mean crude oil, petroleum or fractions thereof, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products and natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel.

     (b) Except for past operations conducted at the Athens, Pennsylvania manufactured gas plant (the "Athens MGP") and as otherwise disclosed in Schedule 5.17(b) attached hereto, and except for such violations that in the aggregate would not have a material adverse effect on the Assets or the VCW Business,
(i) to Seller's knowledge, Seller has not used, stored, treated, transported, manufactured, refined, handled, produced, disposed of, managed, spilled or released any Hazardous Materials on, under, at from or in any way affecting any Real Estate or other Assets or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials; and (ii) to Seller's knowledge, no prior owner of such Real Property or Assets or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials on, from or in any way affecting any such Real Property or Asset, or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials.

     (c) Except as set forth in Schedule 5.17(c), and except for such permits or noncompliance that in the aggregate would not have a material adverse effect on the Assets or the VCW Business, to Seller's knowledge (i) Seller has received all permits as may be required under applicable Environmental Laws to conduct the VCW businesses, (ii) Seller is in compliance in all material respects with the terms and conditions of any such permits, and (iii) Seller has not received any notices or claims, nor is there a factual basis for such a claim, that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law with respect to any Real Property or the Assets.

     5.18 Fees and Expenses of Brokers and Others.

     Seller has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Berenson, Minella & Company to represent it in connection with such transactions, and Seller shall pay all of Berenson Minella's fees and expenses in connection with such engagement.

     5.19 Taxes.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any federal, state or municipal tax law and Seller is current in its payment of all taxes including without limitation all income, gross receipts, property, sales, excise and franchise taxes, assessments or duties and no such tax is a lien or encumbrance upon any Asset which is a subject of this Agreement, except for the lien of current taxes not yet due and payable.

     5.20  Gas Operations.

To Seller's knowledge:

     (a) there have been no changes in the VCW gas transmission and distribution system between January 1, 2000 and the date of this Agreement other than changes made in the ordinary course of the VCW Business;

     (b) VCW's propane air peaking plants are capable of normal and safe operations; and

     (c) None of VCW's largest customers listed in Exhibit 8 of the June 2000 Information Memorandum have "bypassed" in the period between January 1, 2000 and the date of this Agreement, and Seller has no knowledge of any such customer who plans to "bypass."

     5.21  Definition of Seller's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Seller are being made to "Seller's knowledge" or terminology similar to such phrase. In determining Seller's knowledge and whether Seller has knowledge, Seller shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Seller's management team who are listed on Schedule 5.19. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Seller or possessed by any other employee, officer or agent of Seller. The knowledge of each of such named persons shall not be imputed to any of the other named persons.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer does hereby represent and warrant to Seller as follows:

     6.1  Organization.

     Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties, as and in the places where such business is now conducted and such properties are now owned, leased or operated.

     6.2  Authorization.

     Buyer has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     6.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedules
5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Buyer will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Buyer's Certificate of Incorporation or Bylaws or, to Buyer's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Buyer is a party or by which it is bound.

     6.4  Consents.

     Except as set forth in Schedule 6.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Buyer or for the consummation by Buyer of the transactions contemplated by this Agreement.

     6.5  Financial Ability to Perform.

     Buyer has the financial ability and has access to funding sources to obtain the funds necessary to consummate the transactions contemplated to occur at the Closing. As of the date of this Agreement, Buyer knows of no reason that the funding sources Buyer has access to will not be able to provide Buyer such funding.

     6.6  Fees and Expenses of Brokers and Others.

     Buyer has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Buyer has engaged Management Consulting Services, Inc. ("MCS") to assist it in connection with such transactions, and Buyer shall pay all of the fees and expenses of MCS in connection with such engagement.

     6.7  Acknowledgment by Buyer.

     Buyer has conducted, to its satisfaction, an independent investigation of the financial condition, Assets, liabilities to be assumed by Buyer and projected operations of the VCW Business in making its determination to proceed with the transactions contemplated by this Agreement, and Buyer has relied on the results of its own independent investigation, as well as the representations and warranties of Seller expressly and specifically set forth herein.

     6.8  Definition of Buyer's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Buyer are being made to "Buyer's knowledge" or terminology similar to such phrases. In determining Buyer's knowledge and whether Buyer has knowledge, Buyer shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Buyer's management team who are listed on Schedule 6.8. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Buyer or possessed by any other employee, officer or agent of Buyer. The knowledge of each such named persons shall not be imputed to any of the other named persons.

ARTICLE 7.  SELLER'S COVENANTS

     Seller covenants and agrees that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing Date:

     7.1  Conduct of Business in the Ordinary Course.

     Seller shall continue to conduct the VCW Business in the ordinary course and consistent with past practice. Seller will use all commercially reasonable efforts to preserve the VCW Business, maintain all real and personal property, keep available the services of the present employees of the VCW Business and maintain the goodwill of the customers, suppliers and others having a business relationship with the VCW Business. Notwithstanding the foregoing, Seller shall not extend the term of any expiring interstate pipeline transportation and/or storage contracts without the consent of Buyer, nor will Seller enter into a gas "customer choice" program that has a material adverse effect on VCW's distribution margin, or volume delivered to customers on a weather normalized basis, except as otherwise required by the Pennsylvania Public Utility Commission and/or the Public Service Commission of the State of New York or any other entity having jurisdiction over such matters.

     7.2  Maintenance of Insurance.

     Seller shall continue to carry its existing insurance covering the Assets and the VCW Business subject to variations in amounts required by the ordinary operations of the VCW
Business.

     7.3  Employees and Compensation.

     Seller shall not do, or agree to do, any of the following:

     (a) grant any increase in salaries payable or to become payable to any employee of the VCW Business other than such increases which are made in the ordinary course of business to employees and other than such increase which may be required under a collective bargaining agreement or other understanding with the representative of the employees who are members of a bargaining unit;

     (b) increase benefits payable to any employee of the VCW Business under any bonus or pension plan or other contract or commitment other than with respect to changes to any such plans, contracts or commitments made by Seller which affect its employees generally. Seller shall permit Buyer to contact Seller's employees at all reasonable times for the purpose of discussing with such employees prospective employment by Buyer on or after the Closing Date, and Seller shall take reasonable steps to assist Buyer's efforts to encourage employees of Seller to accept any employment offered by Buyer;

     (c) hire any new employee for, or transfer any existing employee to, the VCW Business, or terminate (other than for cause) or transfer any existing employee of the VCW Business without the consent of Buyer.

     7.4  Access by Buyer.

     Seller shall give to Buyer and its authorized representatives access, during normal business hours and upon reasonable advance notice, in such a manner as not to disrupt the normal business activities of Seller's business, to the Assets and books of account and records of the VCW Business reasonably relevant to an evaluation of the Assets and the VCW Business. Seller will also cause its officers to furnish to Buyer any and all material financial, technical and operating data, and other information pertaining to the VCW Business operations of Seller and the Assets, as Buyer shall from time to time reasonably request for such purpose.

     7.5  Covenant Not to Compete.

     Seller covenants and agrees that, for a period of five (5) years after the Closing Date (the "Restrictive Period") Seller shall not, in any capacity, directly or indirectly, distribute natural gas to any customers in the areas of Pennsylvania or New York (as applicable) served by the VCW Business. In addition, except as otherwise set forth in this Section 7.5, Seller covenants and agrees that during the Restrictive Period Seller shall not, in any capacity, directly or indirectly, sell natural gas to (i) any residential customer, or (ii) any other customer that would not be eligible for transportation service under tariffs in effect for the VCW Business as of the Closing Date. During the Restrictive Period, Seller shall not solicit non-transportation customers of the VCW Business to become transportation customers and it shall not solicit any customers of the VCW Business to "bypass." The foregoing notwithstanding, Seller shall be permitted to make bulk sales of natural gas to retail customers who were transportation customers of the VCW Business on or before the Closing Date. In the event that Buyer establishes a retail "choice" program in Pennsylvania and/or New York, permitting retail customers to purchase supply from a third-party, Buyer agrees to permit Seller to participate in any such "choice" program as a third-party marketer.

     If any court determines that this covenant not to compete, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable. For purposes of this section, the term Seller shall include any parent, subsidiary or affiliated corporation of Seller or any entity, organization, or enterprise which Seller, directly or indirectly controls or in which Seller directly or indirectly possesses an ownership interest equal to or greater than fifty percent (50%)

ARTICLE 8.  ADDITIONAL AGREEMENTS.

     8.1  Regulatory Matters.

     (a) The parties shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities and third parties which are necessary to consummate the transactions contemplated by this Agreement as set forth in Schedule 5.4 and Schedule 6.4. The Seller and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Seller, the VCW Business or the Buyer, as the case may be, which appear in any application, notice, petition and filing made with or written materials submitted to, any governmental entity or third party in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement as set forth in
Schedule 5.4 and Schedule 6.4, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (b) Seller and Buyer shall promptly furnish each other with copies of written communications received by Seller and Buyer, as the case may be, from, or delivered by any of the foregoing to, any governmental entity in respect of the transactions contemplated hereby.

     8.2  Legal Conditions to the Transaction.

     Each of Seller and Buyer shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the consummation of the transactions contemplated by this Agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of or any exemption by, any governmental entity and any other third party which is required to be obtained by Seller or Buyer in connection with the transactions contemplated by this Agreement.

     8.3  Additional Agreements.

     If at any time after the Closing Date any further action is necessary or desirable to carry out the purpose of this Agreement or to vest Buyer with full title to the Assets and the VCW Business, the proper officers of each party to this Agreement shall take all such necessary actions as may be reasonably requested by the Buyer (without additional cost to it).

     8.4  Disclosure Supplements.

     Prior to the Closing Date, each party will supplement or amend the Schedules hereto delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purposes of determining satisfaction of the conditions set forth in Sections 9.2(a), 9.2(b), 9.3(a) and 9.3(b) hereof.

      8.5  No Inconsistent Actions.

     Prior to the Closing Date, except as otherwise permitted by this Agreement, no party will enter into any transaction or make any agreement or commitment and will use reasonable efforts not to permit any event to occur, which could reasonably be anticipated to result in a denial of the regulatory or governmental approvals referred to in Schedules 5.4 and 6.4, the imposition of any condition or requirement that would materially adversely affect the economic or business benefits to the Buyer of the transactions contemplated by this Agreement.

     8.6  Confidentiality.

     The parties agree to continue to comply with the terms of the Confidentiality Agreement dated May 31, 2000 between Seller and Buyer the terms of which are incorporated herein by reference.

     8.7  Employment Matters.

     (a) Buyer will offer to each employee of the VCW Business (the VCW Employees") employment in a position of comparable seniority and at least the same pay as that received by each such VCW Employee immediately prior to the Closing Date. Each VCW Employee who is tendered and accepts Buyer's offer of employment will be referred to as a "Transferred Employee." Buyer agrees not to terminate any Transferred Employee during the three (3) month period following the Closing Date except for cause. Buyer will provide the Transferred Employees with the same benefits it provides to its other employees in similar positions, subject to any changes that Buyer may negotiate with any union, which may be the collective bargaining representative of any of the Transferred Employees. Furthermore, for a one year period commencing on the Closing Date, Buyer will agree to pay severance to any Transferred Employee terminated by Buyer (other than a Transferred Employee terminated for cause) during such one year period in an amount equal to two weeks' pay for each year of service to Seller and Buyer up to a maximum of the Transferred Employee's annual salary, but in no event less than three month's pay or such amount required to be paid under a collective bargaining agreement, if applicable. Any severance payment provided for herein shall be payable in a lump sum and shall be based on the salary payable to the Transferred Employee at the time of the termination of employment. Seller shall reimburse Buyer for all severance costs for the first five (5) Transferred Employees that are terminated without cause between the Closing Date and one year after the Closing Date. Seller agrees to indemnify, defend and hold harmless Buyer with respect to any and all compensation, severance and/or employee benefits claims by any current or former employee (or any spouse, former spouse, dependent or former dependents of any such current or former employee) of Seller accruing prior to the Closing Date.

     (b) Subject to Seller's obligations to comply with applicable labor laws, rules and regulations, Seller agrees that it will not make, or agree to, any material changes to its last and best offer in connection with the collective bargaining agreement submitted to the Union in August, 2000 without consulting Buyer. In the event that after the Closing Date, Buyer terminates the employment of any Transferred Employee who is represented by a collective bargaining representative, Buyer shall pay severance benefits in accordance with any collective bargaining agreement, if applicable, in lieu of the severance payments provided in subsection (a) above.

     (c) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in Buyer's employee benefit plans, including, but not limited to, the defined benefit pension (the "Buyer's Pension Plan") and 401(k) savings plan (the "Buyer's Savings Plan") maintained by Buyer, in accordance with the terms of such plans unless and until different benefit plans are negotiated with an applicable collective bargaining representative. Buyer agrees to amend its employee benefit plans to provide that service completed by Transferred Employees while employed by the Seller or its predecessor or its affiliates shall be recognized under Buyer's employee benefit plans for purposes of determining eligibility for participation and vesting of benefits.

     (d) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Savings Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Effective as of the Closing Date, Seller shall amend Seller's Savings Plan to provide that all Transferred Employees shall be fully vested in their account balances thereunder. Seller shall cause the trustees of the Seller's Savings Plan to transfer to the trustees of the Buyer's Savings Plan the aforementioned fully vested account balances of the Transferred Employees to the Buyer's Savings Plan as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date ("Transfer Date") and Buyer shall cause the trustees of the Buyer's Savings Plan to accept such transfer of the account balances. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)12) and 414(1) of the Code.

     The transfer of the Transferred Employees account balances shall be in cash, except that the account balances or portions thereof invested in notes representing participant loans shall be transferred in-kind to the Buyer's Savings Plan (except for mortgage loans, which shall not be transferred to the Buyer's Savings Plan). Buyer agrees to provide Seller with evidence that the Buyer's Savings Plan is qualified under Section 401(a) of the Code and Seller agrees to provide Buyer with evidence that Seller's Savings Plan is qualified under Section 401(a) of the Code.

     (e) Effective as of the Closing Date, all Transferred Employees shall cease benefit accruals in the Seller's Pension Plan and Seller shall amend Seller's Pension Plan to provide that all Transferred Employees shall be fully vested in their accrued benefits as of the Closing Date. Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Pension Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Seller shall cause the trustees of the Seller's Pension Plan to transfer to the trustees of the Buyer's Pension Plan the assets and liabilities attributable to the Transferred Employees (as described below) as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date (the "Transfer Date") and Buyer shall cause the trustees of the Buyer's Pension Plan to accept such transfer of assets and liabilities. The amount transferred to the Buyer's Pension Plan shall equal the Accumulated Benefit Obligation as defined below for the Transferred Employees as of the Closing Date, increased by 7 3/4% interest from the Closing Date to the date of transfer, and decreased by the amount of any benefit payments to the Transferred Employees after the Closing Date but prior to the date of transfer. The Accumulated Benefit Obligation for the Transferred Employees shall be determined by using the accumulated benefits obligation methodology of Statement of Financial Accounting Standards No. 87, on the basis of (i) each participant's age, years of vesting service and years of benefit accrual service on the Closing Date, and (ii) the actuarial assumptions and methods used for determining the accumulated benefits obligation as of the January 1, 2000 actuarial report for the Seller's Pension Plan including the lump sum distribution assumption of 50%; provided, however, that the discount rate shall instead be a rate midway between the GATT annual interest rate for the month prior to the month during which the Closing Date occurs and 7 3/4%. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)(12) and 414(l) of the Code. The calculation of the above described present value of accrued benefits shall be made by an actuary designated by the Seller and shall be reviewed and approved by an actuary designated by the Buyer (which approval shall not be unreasonably withheld). The Seller shall cooperate fully in the gathering of any necessary data to be used by the respective actuaries and shall certify or cause the certification of the accuracy of such data to the actuaries. The costs and expenses of any third party engaged to perform services with regard to this section shall be paid by the party engaging such third party. Seller shall cause the plan administrator of the Seller's Pension Plan and Buyer shall cause the plan administrator of the Buyer's Pension Plan to make such timely filings as may be required by the Internal Revenue Service with respect to the transfer of assets and liabilities, including Forms 5310-A. Buyer agrees to provide Seller with evidence that Buyer's Pension Plan is qualified under Section 401(a) of the Code and Seller agrees to provide evidence to Buyer that Seller's Pension Plan is similarly qualified under Section 401(a) of the Code. Buyer's Pension Plan will provide that each Transferred Employee will be entitled to a benefit at least equal to his accrued benefit under the Seller's Pension Plan as of the Closing Date.

     (f) With respect to any medical, dental, prescription drug, vacation, death, accidental death and dismemberment, short-term disability and long-term disability benefit plans maintained by Buyer for its employees, immediately after the Closing Date, the Transferred Employees shall participate in such plans (i) without any waiting periods, exclusions due to preexisting conditions and without any evidence of insurability; and (ii) Buyer shall take into account claims arising during the calendar year in which occurs the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations. Notwithstanding the foregoing, Seller will assume responsibility for any and all outstanding employee benefits claims, including, but not limited to, any and all heath insurance claims, relating to claims and/or expenses incurred on or prior to the Closing Date.

     (g) Buyer shall be responsible for any legally-mandated continuation of health care coverage for all Transferred Employees and/or their covered dependents who have a loss of health coverage due to a "qualifying event" (as defined in Section 4980B of the Code) that occurs on or after the Closing Date.

     (h) After the Closing Date, the Buyer will have sole responsibility for any obligations or liabilities to Transferred
Employees under the Worker Adjustment and Retraining
Notification Act or any similar applicable law of any jurisdiction relating to any plant closing or mass layoff or as otherwise required by any applicable law.

     8.8 Environmental Condition of the Athens MGP. Buyer shall, at its sole cost and expense, in accordance with all applicable Environmental Laws, assume responsibility for the environmental condition associated with the former operations of the Athens MGP, including, but not, limited to, conducting such investigations and remediation activities with respect to any Hazardous Materials that may exist in, on, under or about the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP as may be required by any Governmental Authority. Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that Buyer shall assume all risk relating to the past, present and future environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     Buyer intends to seek insurance and/or to accrue funds to address the potential liability stemming from its ownership of the Athens MGP and its assumption of responsibility for the environmental conditions described herein. Buyer will seek a rate increase from the Pennsylvania Public Utility Commission and the New York Public Service Commission for the amount of the insurance premiums and/or the accrual of funds for the eventual remediation of the Athens MGP.

     8.9  Bulk Sales Law.

     No action is required by either party with respect to any bulk sales or bulk transfer laws. In the event that any such law is deemed to apply to the sale of the Assets and the VCW Business by Seller, by execution of this Agreement Seller agrees that it shall be solely liable and Seller hereby waives any and all obligations and requirements imposed upon Buyer under such laws.

     8.10  Existing Arrangements between NUI and VCW.

     Buyer will have the night, as its sole option, to assume under existing terms and conditions, renegotiate, or immediately terminate any arrangements that existed between Seller and the VCW Business as of January 1, 2000 or at any time thereafter, up to and including the Closing Date; provided, however that Buyer shall not have the right to renegotiate or terminate any arrangement with Seller's New Jersey division relating to interstate pipeline capacity or deliverability and gas supply. Buyer intends to continue the current contract between the VCW Business and Utility Business Services, Inc., a wholly-owned subsidiary of Seller ("UBS"), for billing services at least until August 31,,2001 or until the Closing Date whichever is later. In the event that Buyer terminates such contract after such period, Seller agrees to cause UBS to waive any termination fee, penalty or any other termination payment which may be provided for under the terms of such contract.

     8.11  Post-Closing Servicing Agreements.

     The parties agree to use commercially reasonable efforts to negotiate certain post-Closing servicing agreements on mutually acceptable terms relating to the provision of on-going services by Seller to Buyer in connection with the operation of the VCW Business relating to gas supply procurement, billing, information systems and other administrative functions. It is understood and agreed by the parties that the Closing of the transactions contemplated by this Agreement is not subject to or in any way conditioned upon the successful negotiation and execution of any such post-Closing servicing agreements.

     8.12  The NUCOR Expansion.

     The parties agree that Seller shall use commercially reasonable efforts to obtain the franchise, permits and approvals to secure grant monies from the State of New York and to expend the funds reasonably necessary to secure the same and for the construction required for the NUCOR expansion. Seller has provided Buyer with cost estimates for the NUCOR expansion. It being understood that such expansion will benefit the future of the VCW Business, Buyer agrees to reimburse Seller at Closing for Seller's reasonable NUCOR expansion expenses properly allocable to the VCW Business in excess of the grant monies awarded to Seller.

ARTICLE 9.  CONDITIONS TO CLOSING

     9.1  Conditions to Each Party's Obligation to Effect the
Sale.

     The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

     (a) Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental entities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or have been terminated.

     (b) No Injunctions or Restraints: Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an injunction shall be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     9.2  Conditions to Obligations of Buyer.

     The obligation of the Buyer to effect the transactions contemplated in this Agreement is also subject to the satisfaction or waiver by Buyer, at or prior to the time set for performance of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of the Seller by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a Certificate signed on behalf of the Seller by its Chief
Financial Officer.

     (c) Third Party Consents. The consent, approval, or waiver of each person (other than the governmental entities) whose consent or approval shall be required in order to permit the sale, transfer or assignment of the Assets (including, but not limited to, all gas supply contracts identified on Schedule 1.4) shall have been obtained.

     9.3  Conditions to Obligations of the Seller.

     The obligations of the Seller to effect the transactions contemplated in this Agreement are also subject to the satisfaction, or waiver by the Seller, at or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a earlier date) as of the Closing Date as though made on and as of the Closing Date. The Seller shall have received a certificate signed on behalf of the Buyer by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Beer. The Buyer shall have performed in all material respects all obligations required to be performed by the Buyer under this Agreement at or prior to the Closing Date, and the Seller shall have received a Certificate signed on behalf of Buyer by its Chief Financial Officer to such effect.

ARTICLE 10. TERMINATION AND AMENDMENT

     10.1  Termination.

     This Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing
Date:

     (a) by mutual consent of the Seller and the Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire
Board;

     (b) by either the Seller or the Buyer upon written notice to the other part), (i) at least thirty (30) days after the date on which any request or application for an approval of a governmental entity required to consummate the transactions contemplated by this Agreement shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite approval; -provided however, that no party shall have the right to terminate this Agreement pursuant to this Section 10. 1 (b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any governmental entity having jurisdiction over the transactions contemplated by this Agreement shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated in this Agreement;

     (c) by either the Seller or the Buyer if the purchase and sale of the Assets shall not have been consummated on or before the first anniversary date of the execution of this Agreement by the parties; provided, however, that, if all of the conditions provided in Article 9 hereof, other than the receipt of Regulatory Approvals described in Article 9.1(a) have been satisfied or waived, and diligent efforts are being undertaken to satisfy the conditions in Article 9.1(a), then the references to the first anniversary date in this Article 9.1(c) shall be deemed to be the second anniversary of the date of this Agreement.

     (d) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, (i) which breach (it susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach by the other party hereto, or (ii) which breach, by its nature, cannot be cured; or

     (e) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the party of the other party, (i) which breach (if susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party hereto, or (ii) which breach, by its nature, cannot be cured.

     10.2  Effect of Termination.

     In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, except that Sections 8.6 and 10.3) shall survive any termination of this Agreement, and there shall be no further obligation on the part of the Buyer, the Seller or their respective officers or directors except for the obligations under such provisions. Notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement; provided, however, that no claim for any intentional breach shall survive the Closing.

     10.3  Expenses; Break-Up Fee.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) In order to induce Seller to enter into this Agreement and to deal exclusively with Buyer, and to reimburse the Seller for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Section 9.3(b) of this Agreement, Seller shall be entitled to receive from Buyer the payment of Five Hundred Thousand Dollars ($500,000) as liquidated damages in full satisfaction of Seller's claims under this Agreement. Notwithstanding the foregoing, Buyer shall have no obligation to make such payment to Seller if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Sections 9.1, 9.2(a) or 9.2(b) of this Agreement or if any material consents under Section 9.2(c) are not obtained, provided the failure to obtain such material consents is not due to the financial condition of Buyer, whether or not the conditions set forth Section 9.3(b) have been satisfied.

     (c) In order to induce Buyer to enter into this Agreement and to deal exclusively with Seller, and to reimburse the Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that (i) the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in
Section 9.2(b) of this Agreement or (ii) Seller terminates this Agreement without cause hereunder and, at the time of termination Seller has received, or thereafter receives, an alternative offer to purchase the VCW Business which offer is accepted by Seller within six (6) months after such termination, Seller shall pay to Buyer an amount equal to Five Hundred Thousand Dollars ($500,000.00) as liquidated damages in full satisfaction of Buyer's claims under this Agreement. Notwithstanding the foregoing, Seller shall not be obligated to make such payment to Buyer if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy, the conditions set forth in Sections 9.1, 9.3(a) or 9.3(b) of this Agreement, whether or not the conditions set forth in Section 9.2(b) have been satisfied.

     10.4  Amendment.

     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.5  Extension; Waiver.

     The parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 11. POST-CLOSING INDEMNIFICATION OBLIGATIONS

     11.1  Indemnification.

     (a) Seller shall indemnify and hold Buyer harmless against and in respect of all claims, costs, losses, expenses, liabilities, suits, actions or damages, including reasonable attorneys' and accountants' fees and disbursements (hereinafter "Damages") arising out of Seller's breach of its representations and warranties contained in this Agreement or asserted against Buyer relating to or directly arising from Seller's ownership of the Assets or the conduct of the VCW Business prior to the Closing Date other than Assumed Obligations;

     (b) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages arising out of Buyer's breach of its representations and warranties contained in this Agreement or asserted against Seller relating to or directly arising from Buyer's ownership of the Assets or conduct of the VCW Business or Buyer's failure to satisfy the Assumed Obligations or Buyer's Obligations under Section 8.7 of this Agreement as of and subsequent to the Closing Date;

     (c) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages asserted against Seller relating to the environmental condition associated with the former operations of the Athens MGP or Buyer's failure to satisfy its obligations contained in Section 8.8 concerning the environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     (d)  In the event of a claim for indemnification under this
Section 11. 1, the party seeking indemnification shall promptly notify the indemnifying party in writing of the nature of the claim for which indemnification is sought within a reasonable time after the assertion of the claim. The indemnifying party shall be entitled to participate at its own expense in the defense, or if it so elects, within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim. If the indemnifying party so elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and reasonably satisfactory to the party seeking indemnification. In the event that the indemnifying party elects to assume the defense of any such suit and retain its own counsel, the party seeking indemnification shall (i) bear the fees and expenses of any additional counsel thereafter retained by it, and (ii) not settle such suit without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

     In the event the party seeking indemnification fails to promptly notify the indemnifying party, the indemnifying party shall be relieved of liability for such claim to the extent such delay materially adversely affects the indemnifying party's ability to defend the claim.

     (e) Notwithstanding anything to the contrary contained herein: (i) all claims by either party arising out of or relating to this Agreement shall be brought under this
Section 11.1; (ii) all claims arising under subparagraphs (a) and (b) of this Section 11.1 must be made within eighteen (18) months from the Closing Date; and (iii) neither Buyer nor Seller shall be liable for any claim arising under subparagraphs (a) and (b) of this Section 11.1 until the aggregate amount of all such claims made against such party exceeds $100,000.00, it being understood that, once the aggregate amount of claims exceeds $100,000.00, the indemnifying party shall be fully liable for any claims made by the other party (including the first $100,000.00 of any such claims) up to an aggregate amount equal to the Purchase Price. The limitations on the indemnification obligation of the parties contained in this subparagraph shall not limit in any way Buyer's indemnification obligation contained in subparagraph (c) of this Section 11.1.

ARTICLE 12.  GENERAL PROVISIONS

     12.1  Survival of Representations and Warranties.

     Notwithstanding any term or provision of this Agreement to the contrary and regardless of any investigation made by any party, the representations and warranties contained in this Agreement or otherwise made or delivered pursuant to, or in connection with, this Agreement, the transaction contemplated hereunder or any related transactions shall survive the Closing for a period of twenty-four (24) months from the Closing Date.

     12.2  Notices.

     All notices and other communications hereunder shall be in writing and shall be deemed given when personally delivered or telecopied,(with confirmation from recipient), three (3) days after mailed by registered or certified mail (return receipt requested) or on the day delivered by any express courier (with confirmation from recipient) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to the Buyer, to:

          C&T Enterprises, Inc.
          1775 Industrial Boulevard
          P.O. Box 551
          Lewisburg, PA 17837
          Attn: General Counsel

          With copies to:
          Management Consulting Services, Inc.
          1667 K Street, N.W., 210
          Washington, D.C. 20006

          and

          Facer & Stamoulas, P.C.
          1025 Connecticut Avenue, N.W., #610
          Washington, D.C. 20006

      (b) if to the Seller, to:

          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminister, New Jersey 07921-0760
          Attn: General Counsel with a copy to:

          Bourne, Noll & Kenyon
          382 Springfield Avenue
          P.O. Box 690
          Summit, New Jersey 07902-0690
          Attention: Roger Mehner, Esq
          Facsimile No.: (908) 277-6808

     12.3  Interpretation.

     When a reference is made to this Agreement to Sections, or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof' and terms of similar import, unless the context otherwise requires, shall be deemed to be October 4, 2000.

     12.4  Counterparts.

     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     12.5  Entire Agreement.

     This Agreement (including the documents and instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect -to the subject matter hereof.

     12.6  Governing Law.

     This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law, and the Seller consents to jurisdiction in a Court of Common Pleas in Pennsylvania with respect to any claims arising out of this Agreement.

     12.7  Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provision of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed to be so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     12.8  Publicity.

     Except as otherwise required by law, neither the Seller nor the Buyer nor either of their subsidiaries shall be permitted to issue or cause the publication or any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not by unreasonably withheld.

     12.9  Assignment.

     Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer and Seller shall each have the right to assign its right, interest or obligations hereunder to a wholly-owned subsidiary of Buyer so long as Buyer remains liable for all terms, conditions, obligations and agreements contained in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and Seller have caused this
Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                 NUI CORPORATION (SELLER)

                                 s/John Kean, Jr.

                                 By: John Kean, Jr.
                                     President and Chief
                                     Executive Officer

                                 C & T ENTERPRISES, INC. (BUYER)

                                 s/Robert O. Toombs

                                 By: Robert 0. Toombs
                                     President and Chief
                                     Executive Officer



ASSET SALE AGREEMENT BY AND BETWEEN
NUI CORPORATION AND C&T ENTERPRISES, INC.

SCHEDULES

1.1           --  Real Property Owned
1.2(a)        --  Real Property Leased
1.2(b)        --  Easements
1.3           --  Equipment
1.4           --  Transportation and Storage Contracts/Supply
                  Contracts
2.2           --  Allocation of Purchase Price
  4           --  Assumption of Liabilities
5.4           --  Seller's Consents and Approvals
5.5           --  Claims and Litigation
5.9(a)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of September 30, 1999
5.9(b)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of June 30, 2000
5.12          --  Intangible Assets
5.13          --  Exceptions to Title to Assets
5.14(a)       --  Employment Agreements
5.14(b)       --  Employee Welfare Benefit Plans
5.14(d)       --  Seller's Saving Plan
5.15          --  Personnel Identification and Compensation
5.17(b)       --  Environmental Matters
5.17(c)       --  Exceptions to Environmental Permits
5.19          --  Definition of Seller's Knowledge
6.4           --  Buyers Consents
6.8           --  Definition of Buyer's Knowledge



                              SCHEDULE 1.1

                           Real Property Owned

Sayre 0ffice
523 S. Keystone Avenue
Sayre, PA  18840

Service Center
527 S. Keystone Avenue
Sayre, PA  18840

Athens Plant (pipe yard/storage, district regulator station)
Walnut Street
Athens. PA  1981l



                             SCHEDULE 1.2(a)

                           Real Property Leased

Propane Air Plant
New Street
Athens, PA  18810
Athens. PA I SS 10

City Gate Station
Franklin Road
Monroeton. PA



                             SCHEDULE 1.2(b)

                                Easements

                               See Attached



                               SCHEDULE 1.4

                     Transportation and Storage Contracts/
                              Supply Contracts

                                See Attached



                Valley Cities/Waverly Transportation &
                     Storage/Supply Contracts

          Name                                      Description                                       DATE
Agf Direct Gas Sales Inc           Base Agreement For Sale & Purchase Of Gas
02/22/1996
Aquila Energy Marketing Corp       Base Agreement For Sale & Purchase Of Gas
07/01/1996
Belden & Blake Corp                Netting & Set-Off Agreement                                      02/01/1998
Belden & Blake Corp                Base Agmt For Sale & Purchase Of Gas
11/12/1997
Citrus Trading Corp                Base Agreement For Sale & Purchase Of Gas
03/01/1996\
Coral Energy Resources Lp          Base Agreement For Sale & Purchase Of Gas
04/01/1996
Energy Source Inc.                 Base Agreement For Sale & Purchase Of Gas
05/01/1996
Equitable Resources (Eri, Inc.     Base Agreement For Sale & Purchase of Gas
05/01/1996
Florida Gas Utility                Base Agreement For Sale & Purchase Of Gas
04/18/1996
Igm Inc                            Base Sale & Purchase Agreement                                   01/12/1996
Natural Gas Clearinghouse          Base Agreement For Sale & Purchase Of Gas
12/01/1996
Noram Energy Services Inc         Base Agreement For Sale & Purchase Of Gas
05/01/1996
Norstar Energy Lp                  Base Agreement For Sale & Purchase Of Gas
04/01/1996
North Atlantic Utilities           Base Agreement For Sale & Purchase Of Gas
03/06/1996
Pan Energy Gas Services Inc        Base Agreement For Sale & Purchase Of Gas
05/01/1996
Peco Gas Supply Company            Gas Sale & Purchase Agreement
02/21/1996
Perry Gas Companies Inc            Base Agreement For Sale & Purchase Of Gas
06/01/1996
Teco Gas Marketing                 Base Sale & Purchase Agreement                                   01/15/1996
Tejas Power Corporation            Gas Sale & Purchase Agreement                                    02/21/1996
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #935                                   09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #936                                   09/01/1993
Tennessee Gas Pipeline Co*         Gas Transportation Agmt - #959
09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #2157
09/01/1993
Tennessee Gas Pipeline Co          Partial Assignment Agmt                                          09/01/1993
Tennessee Gas Pipeline Co          Operational Balancing Agmt                                       09/01/1993
Tennessee Gas Pipeline Co.         Gas Storage Contract - #2277                                     09/01/1993
Texaco Natural Gas, Inc.           Base Agreement For Sale & Purchase Of Gas
06/01/1996
Transcanada Gas Services Inc*      Base Agreement For Sale & Purchase Of Gas
05/01/1996



                          SCHEDULE 2.2

                   Allocation of Purchase Price



                          SCHEDULE 4

                   Assumption of Liabilities

                         Capital Leases
      Accounts Payable that have become due and payable
       no more than 45 days prior to the Closing Date
                         Customer Deposits
                Customer Advances for Construction
                      Regulatory Liabilities
                Over Received Purchased Gas Cost
                    Budget Billing Liabilities
                       Real Property Leases
   Contracts (Subject to Seller's retained rights thereunder)
                            Easements
  Collective Bargaining Agreement, if any reached with the Union
                      Office Equipment Leases
    Radio Tower Lease at Round Top Park, Athens Township, P.A.



                           SCHEDULE 5.4

                  Seller's Consents and Approvals

      The consents of or filings with the applicable public
       utility commissions in the following jurisdictions
                  must be obtained or made:

                            New Jersey
                             New York
                           Pennsylvania
                  Florida (post-closing filing only)

     The transactions contemplated by this Agreement may also require a filing or filings under the Hart-Scott-Rodino Act

             See also attached consents to assignment list



                          SCHEDULE 5.5

                     Claims and Litigation

                             None



                          SCHEDULE 5.9(a)

      Balance Sheet and Related Income Statement of VCW Business
                      as of September 30, 1999

                            See Attached



                     Valley Cities/Waverly
                      Statement of Income
                          1999-09-30

Operating Margins
  Operating Revenues                                 $9,280,074
  Purchased Gas and Fuel                              5,312,951
  Energy Taxes                                          263,276
Total Operating Margins                               3,703,846

Operations:
  Total Labor                                           732,662
  Employee Benefits                                      50,713
  Outside Services                                      127,810
  Provision for Bad Debt                                101,666
  Other Operating Expenses                               96,951
  Insurance                                                   -
  Travel & Entertainment                                  4,832
  Rents & Leases                                         19,886
  Dues and Memberships                                    7,125
  Materials & Supplies                                  230,072
  Amortizations                                           4,225
  Allocations                                           513,133
  Inter-Deptl Chgs                                      411,570
  Capitalized Costs                                     (37,104)
  Non-Recurring Items                                  (323,836)
Total Operations and Maintenance Exp.                 1,942,838

  Depreciation                                          439,294
  Amortization of Acq. Adjustment                       106,967
  Other General Taxes                                   291,669
Total Other Operating Expenses                        2,780,768

Net Operating Income                                    923,078

Other Income (Expense)                                     (138)

Income before Interest Expense                          922,940

Interest Expense
  Interest on Long-term Debt                            289,047
  Other Interest                                        171,330
  Amort. of Debt Expenses and Premiums                   28,149
    Total Interest Expense                              488,526
  Net Income (Loss) before Income Taxes                 434,414

    Income Taxes                                        171,014
  Net income (Loss) After Income Taxes                $ 263,400



                                                 SCHEDULE 5.9(a)
                          NUI Corporation
                           Balance Sheet
                            1999-09-30

                                                       VCW

Assets
Utility Plant
  Utility Plant in Service                        $ 15,635,015
  Construction Work-in-Progress                        521,682
  Unamortized Utility Plant Acq. Adj.                2,629,603
  Accumulated Depreciation-Utility                  (5,600,083)
Net Utility Plant                                   13,186,217

Current Assets
  Cash                                                  11,446
  Accounts Receivable                                  264,302
  Allowance for Uncollectible Accounts                 (69,444)
  Fuel Inventory                                       770,288
  Plants Materials & Supplies                          156,353
  Merchandise Inventory                                 69,192
  Prepayments & Other                                1,172,614
Total Current Assets                                 2,374,751

Other Assets
  Unamortized Debt Expense                              40,565
  Environmental Clean-up Costs                          28,576
  Other Regulatory Assets                              535,989
  Restricted Cash                                       43,357
  Deferred Charges and Other                            22,801
Total Other Assets                                     671,298
                                                    $16,232,257

Liabilities & Divisional Equity
Capitalization
  Common Stock                                     $
  Paid-in Capital                                    6,190,677
  Unappropriated Retained Earnings                    (299,641)
Total Capitalization                                 5,891,036

Long-Term Debt
  Medium-Term Notes                                  3,672,400
Total Long-Term Debt                                 3,672,400

Current Liabilities

  Notes Payable to Banks                             2,824,425
  Accounts Payable                                     673,164
  Customer Deposits                                      2,601
  Accrued Interest Payable                               4,300
  Federal Income Taxes                                 167,996
  Overrecovered Purchased Gas Costs                    844,154
  Miscellaneous Current & Accrued Liabilities           97,989
Total Current Liabilities                            4,614,629

Deferred Credits and Other Liabilities
  Deferred Federal Income tax                        1,184,277
  Unamortized Investment Tax Credits                   104,053
  Order 636 Liability                                  192,262
  Customer Advances for Construction                    81,633
  Other Deferred Credits                                13,011
  Regulatory Liabilities                               478,956
Total Deferred Credits & Other Liabilities           2,054,192

                                                   $16,232,257



                           SCHEDULE 5.9(b)

    Balance Sheet and Related Income Statement of VCW Business
                        as of June 20, 2000

                              See Attached



                                               SCHEDULE 5.9(b)
                             NUI Corporation
                         Combining Balance Sheet

                                                     VCW
Assets
Utility Plant
  Utility Plan in Service                        $ 16,501,249
  Construction Work-in-Progress                        94,349
  Utility Plant Acq. Adj.                           3,219,013
  Accumulated Amortization - PAA                     (669,635)
  Accumulated Depreciation - Utility               (6,012,943)
Net Utility Plant                                  13,132,034

Current Assets
  Cash                                                134,961
  Accounts Receivable                                 529,939
  Allowance for Uncollectible Accounts               (119,122)
  Fuel Inventory                                      306,801
  Plant Materials & Supplies                          136,143
  Merchandise Inventory                                65,186
  Prepaid Energy Taxes                                 13,982
  Prepayments & Other                               1,244,051
Total Current Assets                                2,311,942

Other Assets
  Unamortized Debt Expenses                            19,915
  Environmental Clean-up Costs                         28,576
  Other Regulatory Assets                             451,512
  Restricted Cash                                      44,332
Total Other Assets                                    544,335
                                                 $ 15,988,311

Liabilities & Divisional Equity
Capitalization
  Common Stock                                   $          -
  Paid-In Capital                                  6,190,677
  Unappropriated Retained Earnings                   (202,244)
Total Capitalization                                5,988,433

Long-Term debt
  Medium-Term Notes                                 3,672,400
Total Long-Term Debt                                3,672,400

Capital Lese Obligations                               28,382

Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                       1,040,229
  Unamortized Investment Tax Credits                   98,716
  Order 636 Liability                                 192,262
  Customer Advances for Construction                   78,095
  Other Deferred Credits                               13,011
  Regulatory Liabilities                              403,283
Total Deferred Credits & Other Liabilities          1,825,596
                                                 $ 15,988,311



                                                 SCHEDULE 5.9(b)
                      Valley Cities/Waverly
                       Statement of Income
                      YTD as of 2000-06-30

Operating Margins
  Operating Revenues                          $7,644,435
  Purchased Gas and Fuel                       4,388,242
  Gross Receipts and Franchise Taxes             107,512
Total Operating Margins                        3,148,681

Other Operating Expenses
  Operations and Maintenance                   1,621,326
  Depreciation                                   348,219
  Amortization of Acq. Adjustment                 80,225
  Other General Taxes                            225,360
Total Other Operating Expenses                 2,305,130

Other Income (Expense)                               337

Interest Expense
  Interest on Long-term Debt                     216,785
  Other Interest                                 173,898
  Amort. of Debt Expenses and Premiums            20,650
Total Interest Expense                           411,333

Net Income (Loss) before Income Taxes           $432,554

Income Taxes                                     164,161

Net Income (Loss) After Income Taxes            $268,393



                          SCHEDULE 5.12
                        Intangible Assets

Valley Cities Gas
Waverly Gas
and all other tradenames, trademarks, service names and service marks, whether registered or unregistered, in connection with the VCW Business other than names or marks including the "NUI" name.



                          SCHEDULE 5.13
                   Exceptions to title to Assets

Vehicles:

YEAR        MAKE          MODEL                   VIN

1998        Merc          Grand Marquis    2MEFM74W8WX682477
2000        Ford          F 450            1FDXF46S7YED40947
1999        Ford          Van              1FTPE2421XHB98820
2000        Ford          F150             1FTRX18W5YNB26029
2000        Ford          F250             1FTNX21LXYEE41137
1996        Case          1840             JAF0159086
1997        Ford          F150             1FTDF1728VNC88776
1979        Ford          F150             1FTDF1725VNC82806

Other Equipment:

Quantity    MAKE          MODEL

1           Pitney Bowes  E500 Mail Machine
1           Pitney Bowes  A523 Scale
1           Pitney Bowes  A900 Postage Meter
1           Konica        7040 Copier



                         SCHEDULE 5.14(a)

                       Employment Agreements

                               None

Seller's collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers ("Union") has expired. The Company provided its last and bet offer to the Union in August, 2000 which agreement has not yet been formally accepted by the Union. A copy of the last and best offer to the Union response has been provided to Buyer.



                         SCHEDULE 5.14(b)

                   Employee Welfare Benefit Plans

Pennsylvania and Southern Employee Pension Plan

NUI Savings and Investment Plan

Employee Stock Purchase Plan



                          SCHEDULE 5.14(d)

                            Savings Plan

                               None



                          SCHEDULE 5.15

            Personnel Identification and Compensation

                           See Attached



               Employee Base Salary as of 07/2000

EmplID      Eff Date         Name                Group        Status    Annual Rt
<s>         <c>         <c>                      <v>          <v>       <c>
45042       2000-01-01  Bennett, Lori A          VB1            A       19,749.79
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43303       2000-01-01  Ciavardini, Gloria L.    VB1            A       16,081.42
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       2000-01-01  Garrity, Elizabeth C.    VB1            A       19,590.48
45034       2000-01-01  Gillette, Sally E.       VB1            A       22,264.53
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       2000-01-01  Hickey, Timothy M.       VB1            A       24,283.58
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       2000-01-01  Johnston, Keith R.       VB1            A       40,753.44
43247       2000-01-01  Johnston, Marjorie M.    VB1            A       33,321.60
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43297       2000-01-01  Lohmann, Michael         VB1            A       31,753.80
45071       2000-02-01  May, Timothy E.          VB1            A       26,395.20
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
46364       2000-05-12  Middaugh, Brian          VB1            A       12,480.00
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       2000-01-01  Stivason, Sharon L.      VB1            A       31,725.81
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams,  Douglas W.    VB1            A       29,993.60
43341       2000-02-18  Bowers, Dale K.          VB2            A       40,589.64
45037       2000-01-01  Crocker, Robert J.       VB2            A       58,953.00
45027       2000-01-01  Hurd, Stephen D.         VB2            A       41,958.07



                  Employee Base Salary as of 07/1999

EmplID      Eff Date         Name                Group        Status    Annual Rt
43341       1999-06-01  Bowers, Dale K.          VB2            A       38,656.80
45037       1999-01-04  Crocker, Robert J.       VB2            A       56,959.00
45027       1999-06-01  Hurd, Stephen D.         VB2            A       40,539.20
45042       1999-01-04  Bennett, Lori A.         VB1            A       19,081.92
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43273       1999-04-01  Chilson, Timothy         VB1            A       34,736.00
43303       1999-04-01  Ciavardini, Gloria L.    VB1            A       15,537.60
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       1999-04-01  Garrity, Elizabeth C.    VB1            A       18,928.00
45034       1999-04-20  Gillette, Sally E.       VB1            A       21,881.60
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       1999-04-01  Hickey, Timothy M        VB1            A       23,462.40
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       1999-01-04  Johnston, Keith R.       VB1            A       38,812.80
43247       1999-04-01  Johnston, Marjorie M.    VB1            A       29,806.40
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43249       1998-10-07  Lewis, Steven            VB1            A       27,726.40
43297       1999-01-04  Lohmann, Michael         VB1            A       30,680.00
45071       1999-05-01  May, Timothy E.          VB1            A       26,062.40
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
45044       1999-04-19  Moore, Carla K.          VB1            T       16,182.40
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       1999-01-04  Stivason, Sharon L.      VB1            A       30,652.96
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams, Douglas W.     VB1            A       29,993.60



                       SCHEDULE 5.17(b)

                     Environmental Matters

Release of dilute ethylene glycol/water mixture at Athens
Propane-Air facility in 1995 and 1996.  See memorandum dated
July 20, 2000 and, NUI Valley cities Gas Service/NUI Waverly Gas
Service Environmental Compliance Baseline provided with due diligence matters.



                       SCHEDULE 5.17(c)

              Exceptions to Environmental Permits

                             None



                          SCHEDULE 5.19

                 Definition of Seller's Knowledge

Members of Seller's management team deemed to have knowledge for purposes of the term ("Seller's Knowledge"):

                               John Kean, Jr.
                               Robert Lurie
                             Victor Fortkiewicz
                              Marck Abramovic
                              James Van Horn
                              Robert J. Crocker



                         SCHEDULE 6.4

                        Buyer's Consents

             Rural Utilities Service of the Department of
Agriculture Pennsylvania Public Utility Commission New York
Public Service Commission Securities and Exchange Commission



                         SCHEDULE 6.8

                 Definition of Buyer's Knowledge

Members of Buyer's management team deemed to have knowledge for purposes of the term ("Buyer's Knowledge")

                               Robert O. Tombs
                               Craig Eacher



                                                     Exhibit D-1

                         BEFORE THE
            PENNSYLVANIA PUBLIC UTILITY COMMISSION


Joint Application of NUI Corporation,       :
C&T Enterprises, Inc., and Valley Energy,   :
Inc. for various Approvals under            :
Sections 1102, 2207, and 2210 of the        :      Docket No. A-
Pennsylvania Public Utility Code            :


              _____________________________________

              JOINT APPLICATION OF NUI CORPORATION
         C&T ENTERPRISES, INC., AND VALLEY ENERGY, INC.

              ______________________________________


     NUI Corporation ("NUI"), C&T Enterprises, Inc. ("C&T"), and Valley Energy, Inc. ("Valley Energy"), who also may be referred to as the "Joint Applicants," apply to the Commission for various approvals required by Sections 1102, 2207, and 2210 of the Pennsylvania Public Utility Code, 66 Pa. C.S. Sections 102, 2207, and 2210, as described in more detail below, and, in support of this Joint Application, represent the following:

                        THE JOINT APPLICANTS

     1. NUI is a New Jersey corporation that, since 1994, has operated as a Pennsylvania "public utility," as that term is defined in Section 1102 of the Public Utility Code, 66 Pa. C.S.
Section 102, engaged in the transmission and distribution of natural gas to or for the public for compensation. NUI also is a "natural gas distribution company," as that term is defined in
Section 2202 of the Public Utility Code, 66 Pa. C.S.
Section 2202.

     The Commission granted NUI a certificate of public convenience to provide natural gas service in Pennsylvania by its Opinion and Order entered on November 10, 1993, at Docket No. A-120001. Since that time, NUI has operated in Pennsylvania under the name "Valley Cities Gas Service," an operating division of NUI. Under that name, NUI currently serves approximately 5,000 customers in 11 communities in Bradford County in north-central Pennsylvania, including the Townships of Athens, North Towanda, Towanda, and Ulster, and the Boroughs of Athens, Sayre, South Waverly, and Towanda.

     2. C&T is a Pennsylvania corporation and an exempt "public utility holding company" under the Public Utility Holding Company Act of 1935, 15 U.S.C. Section 79 et seq., ("PUCHA"). C&T is a subsidiary of two rural electric cooperatives, Tri-County Rural Electric Cooperative, Inc. ("Tri-County") and Claverack Rural Electric Cooperative, Inc. ("Clavarack"), and was established specifically for the acquisition of the stock of a Pennsylvania "electric distribution company," Citizens' Electric Company. The articles of incorporation for C&T, Tri-County and Claverack are attached as Appendixes A, B, and C, respectively. The Commission approved C&T's acquisition of Citizens' Electric Company's common stock in its Opinion and Ordered entered December 22, 1998 at Docket No. A-110050, F. 5000. Tri-County also has created Wilderness Area Utilities, Inc., an exempt "public utility holding company" pursuant to the provisions of PUCHA. Wilderness was created specifically for the purchase of the common stock of a Pennsylvania electric distribution company, Wellsboro Electric Company. The Commission approved this stock purchase by Opinion and Order entered October 28, 1994.

     3. Valley Energy is a Pennsylvania corporation that was incorporated on October 17, 2000 for the purposes of ultimately
(a) owning and operating the tangible and intangible assets used by NUI to provide natural gas distribution service in Pennsylvania; and (b) assuming NUI's rights and obligations as a Pennsylvania "natural gas distribution company." Valley Energy's articles of incorporation are attached hereto as Appendix D.

                             BACKGROUND

     4. Beginning in June, 2000, NUI solicited interest in acquiring the assets that it uses to provide natural gas distribution service in Pennsylvania, under the name "Valley Cities Gas Service," and in New York, under the name "Waverly Gas Service." NUI agreed to sell its assets to C&T on the basis of three primary considerations:

          a. The purchase price that C&T offered for NUI's assets;

          b. C&T's willingness to make commitments to NUI's employees in Pennsylvania and New York; and

          c. C&T's demonstrated ability to continue and even enhance the quality of service provided by NUI to its Pennsylvania and New York customers.

     5. On October 4, 2000, NUI and C&T entered into an Asset Sale Agreement under which NUI agreed to sell the aforementioned natural gas distribution assets. A true and correct copy of the Asset Sale Agreement is attached to this Joint Application as Appendix " E".

     6. Insofar as the three primary considerations used by NUI in its selection of C&T are concerned, the Asset Sale Agreement and C&T's history with public utility service in Pennsylvania reveal the following:

          a. C&T has agreed to pay NUI $15 million for its Pennsylvania and New York assets, subject to an additional payment of up to $3 million if C&T is able to meet certain revenue goals through a future rate increase granted by this Commission. Section 2.1 of the Asset Sale Agreement at pp. 6-8;

          b. C&T has agreed (i) to offer each of NUI's Pennsylvania (and New York) employees positions of comparable seniority and of at least the same pay as their positions with NUI; (ii) to pay severance to any former NUI employee terminated for reasons other than cause during the first year after closing of the NUI/C&T transaction; and (iii) to provide former NUI employees with a benefits package that is comparable to the package currently provided by NUI. Section 8.7 of the Asset Sale Agreement at pp. 32-37; and

          c. Since its acquisition of Wellsboro Electric Company and Citizens' Electric Company, C&T, Claverack and Tri-County have demonstrated their ability to provide adequate, efficient, safe and reasonable service to Pennsylvania public utility customers. Moreover, C&T specifically has agreed in the Asset Sale Agreement (i) to conduct NUI's natural gas distribution operations in Pennsylvania "consistent with past practice"; (ii) to "maintain the goodwill of [NUI's] customers, suppliers and others having a business relationship with" NUI's Pennsylvania operations; (iii) to take advantage of the operational flexibility and reliability provided by NUI's interstate pipeline delivery and supply contracts; and (iv) where commercially reasonable, to rely on NUI's expertise in gas supply procurement, billing, information systems, and other administrative functions, even after closing of the NUI/C&T transaction. Section 7.1 of the Asset Sale Agreement at p. 26;
Section 8.10 at p. 38; and Section 8.11 at pp. 38-39.

     7. The closing of the Asset Sale Agreement between NUI and C&T is subject to prior approvals of various regulatory agencies, including this Commission. Once those and other conditions to closing have been satisfied and the closing has occurred, C&T intends to convey the former NUI natural gas distribution assets to Valley Energy, which then will own and operate the assets as a Pennsylvania "natural gas distribution company."

                  REQUIRED COMMISSION APPROVALS

     8. The series of transactions described within and contemplated by the NUI/C&T Asset Sale Agreement require the following Commission approvals, all of which this Joint
Application seeks:

          a. Approval of NUI's transfer of the title to and possession and use of its tangible and intangible assets, both real property as identified in Schedules 1.1, 1.2(a) and 1.2(b) to the Asset Sale Agreement and personal property, that are used or useful in the service of its Pennsylvania customers to C&T and, then, from C&T to Valley Energy, pursuant to Sections 1102(a)(3) and 2210 of the Public Utility Code, 66 Pa. C.S. Sections 1102(a)(3) and 2210;

          b. Approval of NUI's abandonment of natural gas distribution service and supplier of last resort service within its existing Pennsylvania service territory, pursuant to Sections 1102(a)(2) and 2207(a) of the Public Utility Code, 66
Pa. C.S. Sections 1102(a)(2) and 2207(a);

          c. Approval of Valley Energy's offering of natural gas distribution service within NUI's existing Pennsylvania service territory, pursuant to Section 1102(a)(1) of the Public
Utility Code, 66 Pa. C.S. Section 1102(a)(1); and

          d.  Approval of Valley Energy as the alternative
"supplier of last resort" to NUI, pursuant to Section 2207(a) of the Public Utility Code, 66 Pa. C.S. Section 2207(a).

          e. Recognition by the Commission that Valley Energy shall be permitted, in the context of future tariff filings, to make claims for the costs of remediation of a former manufactured gas plant site operated previously by the various predecessors of the Valley Cities Service and Waverly Gas Service systems and the cost of insurance premiums secured for remediation of this manufactured gas plant site. Provided that the Commission's recognition does not constitute a predetermination of Valley Energy's right to recover the claimed costs either in whole or in part.

               REASONS FOR COMMISSION APPROVALS

     9. The Commission should grant the various approvals sought by this Joint Application for some or all of the following reasons:

          a. NUI's natural gas distribution operations in Pennsylvania (and New York) are very small compared to its distribution operations in other states. For example, NUI has over 250,000 distribution customers in New Jersey and over 100,000 in Florida. NUI continually updates and refines its business strategy and, given today's competitive business environment, NUI believes that it makes more sense to focus its business in Pennsylvania and New York on its unregulated energy management and business services. For that reason, NUI has agreed to sell its Pennsylvania assets to C&T, while assuring itself and, through this Joint Application, this Commission, that NUI's customers and employees will at least be as well served by C&T/Valley Energy as they have been by NUI.

          b. NUI is a New Jersey corporation with natural gas distribution company operations that extend along the east coast as far south as Florida, including large distribution operations in New Jersey and Florida. Still, NUI has satisfied its statutory and regulatory obligations as a Pennsylvania "natural gas distribution company." Nevertheless, as a smaller organization dedicated to providing distribution services to small and largely rural communities in north-central Pennsylvania (and, as a result of the Asset Sale Agreement, a small portion of southern New York), C&T/Valley Energy will be able to provide more extensive and more local attention to Pennsylvania customers and to the communities in which they live. Tri-County and Claverack are committed to the local communities where their directors, management, staff and shareholder members/customers live and work. C&T strongly believes that regionalization of energy assets will provide opportunities for economic growth in these rural communities.

          c. The particular benefits that NUI has been able to bring to its Pennsylvania customers as a result of its larger size and the attendant economies of scale will survive the NUI/C&T Asset Sale Agreement and the Commission's approval of this Joint Application. See Paragraph 6(c) above.

          d. C&T, and through its parents, Tri-County and Claverack, and its subsidiaries, Wellsboro Electric Company and Citizens Electric Company, have all demonstrated their fitness to operate a Pennsylvania public utility from each of the three perspectives that the Commission traditionally has examined in applications for the right to begin to offer public utility service under Section 1102(a)(1) of the Public Utility Code. 66 Pa. C.S. Section 1102(a)(1). That demonstration includes the following:

               (i) Financial: Together, Tri-County, Claverack, Wellsboro, and Citizens have total plant-in-service in Pennsylvania of almost $100 million and produce total operating revenues of almost $50 million a year. C&T intends to capitalize Valley Energy through an initial equity transfusion equal to twenty (20%) percent of the purchase price. Through its parents Tri-County and Claverack, C&T possesses access to the capital markets provided by the financing agencies created for the specific purpose of lending to rural utility cooperatives.

              (ii) Technical: Since 1994, Wellsboro, without any increase in rates, has replaced over 12.7 miles of distribution lines and added 15.3 miles of new distribution lines; has improved the safety training program for its employees; has increased its right-of-way maintenance program by $275,000 a year; has replaced its entire vehicle fleet; and has purchased and installed a new computer system. Although not subject to Commission oversight, Tri-County and Claverack have over 120 combined years of experience in the retail electric industry. Tri-County and Claverack operate and maintain over 6,000 miles of distribution plant. They possess management and staff that provide the entire gamut of administrative and maintenance services traditionally rendered to utility customers. Furthermore, by retaining all of Valley Cities Service/Waverly Gas Service's existing employees, Valley Energy shall be able to continue to render safe and reliable service to existing customers. Not only will all of the experience and expertise of the entire C&T family be made available to Valley Energy, but so will the experience and expertise of NUI as the operator of an extensive natural gas distribution system. This vast experience will be implemented through the execution of various agreements deemed necessary by the management of C&T.

            (iii) Propensity To Obey The Law: Since the acquisition of Wellsboro Electric Company and Citizens' Electric Company, no formal complaints have been filed against those two Companies before the Commission. Moreover, both Companies have been and continue to be current in all of their Commission filing responsibilities and in the payment of their Commission assessments.

          e. Valley Energy's ultimate acquisition of NUI's Pennsylvania natural gas distribution assets is not likely to result "in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail gas customers from obtaining the benefits of a properly functioning and effectively competitive retail natural gas market." 66 Pa. C.S. Section 2210(a)(1). On the contrary, neither Valley Energy nor C&T has any affiliated "natural gas suppliers" or other potential "conflicts" that demand particular Commission concern or scrutiny. The opportunity for vibrant competition in the Valley Energy market will remain.

          f. As described more fully in Paragraph 6(b), above, C&T/Valley Energy's acquisition of NUI's Pennsylvania assets will have, if anything, a beneficial effect on NUI's employees.
66 Pa. C.S. Section 2210(a)(2).

          g. Finally, C&T/Valley Energy is a worthy successor to NUI as the "supplier of last resort" ("SOLR") to those of NUI's customers to whom SOLR protections are extended by Section 2207(a) of the Public Utility Code, 66 Pa. C.S. Section 2207(a). C&T/Valley Energy, like NUI, will be a "natural gas distribution, company," which, unlike a "natural gas supplier" SOLR, will be subject to the full range of Commission regulation and oversight in the areas of rates, gas supply acquisition, and quality of service. Moreover, as a result of the Asset Sale Agreement, NUI's experienced employees will become C&T/Valley Energy's employees, and NUI's experience and economies of scale in gas supply acquisition and other key areas will be available to C&T/Valley Energy.

     WHEREFORE, NUI Corporation, C&T Enterprises, Inc., and
Valley Energy, Inc. request the Pennsylvania Public Utility
Commission to issue certificates of public convenience and other appropriate evidence of its approval of the following transactions and actions:

     1. NUI's transfer of the title to and possession and use of its tangible and intangible assets, both real property as identified in Schedules 1.1, 1.2(a) and 1.2(b) to the Asset Sale Agreement and personal property, that are used or useful in the service of its Pennsylvania customers to C&T and, then, from C&T to Valley Energy;

     2. NUI's abandonment of public utility service and supplier of last resort service within its existing geographical service territory;

     3. Valley Energy's offering of public utility service within NUI's existing geographical service territory; and

     5. Valley Energy's succession to NUI as the "supplier of last resort" within NUI's existing geographical service territory.

     6. Recognition by the Commission that Valley Energy shall be permitted, in the context of future tariff filings, to make claims for the costs of remediation of a former manufactured gas plant site operated previously by the various predecessors of the Valley Cities Service and Waverly Gas Service systems and the cost of insurance premiums secured for remediation of this manufactured gas plant site. Provided that the Commission's recognition does not constitute a predetermination of Valley Energy's right to recover the claimed costs, either whole or in part.

                              Respectfully submitted,

                              s/Kenneth Zielonis
                              Kenneth Zielonis, Esquire
                              STEVENS & LEE
                              Suite 310
                              208 North Third Street
                              P.O. Box 12090
                              Harrisburg, PA  17108-2090
                              (717) 234-1250
                              kz@stevenslee.com

                              Counsel for C&T Enterprises,
                              Inc. and Valley Energy, Inc.


                              s/Joseph J. Malatesta, Jr.
                              Joseph J. Malatesta, Jr.
                              MALATESTA HAWKE & McKEON LLP
                              Harrisburg Energy Center
                              100 North Tenth Street
                              P.O. Box 1778
                              Harrisburg, PA. 17105-1778
                              Telephone: (717) 236-1300
                              jjmalatesta@mhm-law.com

                              Counsel for NUI Corporation


Dated:  March 15, 2001



                                                      Appendix A


Microfilm Number     9851-1481     Filed with the Department of
                                    State on July 9, 199__

Entity Number     2825831
                                   Secretary of the Commonwealth

                ARTICLES OF INCORPORATION-FOR PROFIT

                                 OF

                        C & T ENTERPRISES, INC.
                         Name of Corporation

                 A TYPE OF CORPORATION INDICATED BELOW


Indicate type of domestic corporation:

 X  Business-stock (15 Pa.C.S. Section 1306)

___ Business-nonstock (15 Pa.C.S. Section 2102)

___ Business-statutory close (15 Pa.C.S. Section 2303)

___ Management (15 Pa.C.S. Section 2702)

___ Professional (15 Pa.C.S. Section 2903)

___ Insurance (15 Pa.C.S. Section 3101)

___ Cooperative (15 Pa.C.S. Section 7102)

DSCB:15-1306/2102/2303/2702/2903/3101/7102A (Rev 91)

     In compliance with the requirements of the applicable provisions of 15 Pa.C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate a corporation for profit hereby, state(s) that:

1.  The name of the corporation is:  C & T Enterprises, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

     (a)  22 North Main Street, Mansfield, PA  16933    Tioga
          Number and Street      City    State  Zip     County

     (b)  c/o:
             Name of Commercial Registered              County
             Office Provider

      For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of @es authorized is: 100,000 (other provisions, if any, attach 8 1/2 x 11 sheet)

5. The name and address, including number and street, if any, of each incorporator is:

    Name                        Address

Robert W. Chappell, Esquire     14 South Main Street,
                                Mansfield, PA 16933

___________________________     ______________________________

6.  The specified effective date, if any, is:
              date of filing
    month          day       year            hour, if any

7. Additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

8. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. Section 77a et seq.)

9. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: __________________________________

     IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 8th day of July, 1998.

________________________     ___________________________________
     (Signature)             (Signature)



                  PENNSYLVANIA DEPARTMENT OF STATE          140
                         CORPORATION BUREAU
                   ROOM 308 NORTH OFFICE BUILDING
                         P.O. BOX 8722
                     HARRISBURG, PA  17105-8722




C & T ENTERPRISES, INC.



     THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE SECRETARY OF THE COMMONWEALTH. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA. IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, CALL (717) 787-1057.



                                 ENTITY NUMBER: 2825831

                                 MICROFILM NUMBER: 09851

                                 1481-1482



VAN DER HIEL & CHAPPELL ESQS
PO BOX 57
MANSFIELD PA  16933-0057



                                                      Appendix B

                     ARTICLES OF ASSOCIATION

                                OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION


     In compliance with the requirements of an act entitled "An act to encourage and authorize the formation of co-operative associations, productive and distributive, by farmers, mechanics, laborers or other persons," approved June 7, 1887, the undersigned, desiring to form an association thereunder do hereby certify:

     1.  The name of the Association is the Tri-County Rural
Electric Co-operative Association.

     2. The principal office of the Association is to be located in Mansfield Borough, County of Tioga, Commonwealth of
Pennsylvania.

     3. The purpose or object for which the Association is formed is: to manufacture, generate, purchase, acquire and accumulate electric energy for its members and to transmit, distribute, furnish, sell and dispose of such electric energy to its members and to construct, erect, purchase, lease as lessee and in any manner acquire, own, hold, maintain, operate, sell, dispose of, lease as lessor, exchange and mortgage plants, buildings, works, machinery, equipment, supplies and transmission and distribution lines or systems and any and all other real and personal property.

     4.  The capital stock of the Association is fixed at Five
Thousand Dollars ($5,000.00).

     5.  The amount of each share of permanent stock is Five
Dollars ($5.00) and such shares shall be paid for in cash before the insurance of stock certificates therefor. No ordinary stock is to be issued.

     6. Five Hundred Dollars ($500.00) of capital stock shall actually be paid in before the Association ____________________ business _____________________________________________________.

     7. Membership may be obtained on the following terms: the undersigned shall be members as soon as these Articles of Association are made, filed and recorded, ____________________ or corporation shall become a member upon the approval by the Board of Directors, or by their duly authorized representative, of an application in which the applicant agrees to (1) purchase at least one share of permanent stock of the Association,
(2) use electric energy supplied by the Association, and
(3) comply with and abide by the terms and conditions relating to membership contained in the By-Laws of the Association.

     8. The regular or quarterly meetings of the members shall be held on the first Tuesday of January, April, July and October of each year, if not a legal holiday, and if a legal holiday then on the first following day not a legal holiday.

     9. The Association is to have the power to borrow money and otherwise incur indebtedness up to One Million and No/100 Dollars ($1,000,000) and to issue notes, bonds and other evidence of indebtedness and to secure any of its obligations by mortgage, deed of trust or other plead of conveyance of all or any part of its real and personal property, rights, privileges and franchises, and in such manner and upon such terms as its Board of Directors may determine.

    10.  The term of the existence of the Association is thirty
(30) years.

    11. The names of the first associates, their respective residences and the number of permanent shares held by each of them are:

                                                       NO. OF
     NAME                    RESIDENCE                 SHARES

Harry P. Hulslander          Troy, Pa.                   one
Joseph H. Whitlock           Troy, Pa.                   one
Benjamin P. Braund           Troy, R.D. 3, Pa.           one
R.A. Steadman                Mansfield, Pa.              one
J. Ward Braund               Troy, R.D. 3, Pa.           one
Howard B. Connelly           Mainesburg, R.D. 1, Pa.     one
William D. Canfield          Columbia Cross Roads, Pa.   one
Mahlon H. Ream               Osceola, Pa.                one
George E. Bardwell           Snedekerville, Pa.          one
Anne L. Mellett              Gillett, Pa.                one
Maurice S. Whitlock          Sylvania, Pa.               one
L.D. Stevens                 Mansfield, R.D. 2, Pa.      one
Frank A. Burleigh            Snederkerville, Pa.         one
Rollin Soper                 Snederkerville, Pa.         one
Mark L. Watkins              Columbia Cross Roads, Pa.   one

     IN WITNESS WHEREOF, the subscribers to these Articles of Association have hereunto subscribed their names.

                              Signed

                                             Harry P. Hulslander
                                             Joseph H. Whitlock
                                             Benjamin P. Braund
                                             R.A. Steadman
                                             J. Ward Braund
                                             Howard B. Connelly
                                             William D. Canfield
                                             Mahlon H. Ream
                                             George E. Bardwell
                                             Anne L. Mellett
                                             Maurice S. Whitlock
                                             L.D. Stevens
                                             Frank A. Burleigh
                                             Rollin Soper
                                             Mark L. Watkins


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF BRADFORD               :

     Before me, a Notary Public, in and for said county, personally came the above named Harry P. Hulslander, R.A.
Steadman, Joseph H. Whitlock, J. Ward Braud, Benjamin P. Braund,
Howard B. Connelly, who in due form of law, acknowledged the foregoing instrument to be their ______ and deed for the purposes therein specified.

     WITNESS my hand and official seal this 24th day of October, A.D. 1936.

                              /s/Henrietta Pierce
                              Notary Public

                              March 2, 1937
                              My Commission Expires

(Notary's Seal)


_________________________     __________________________________


(Notary's Seal)               March 2, 1937
                              My Commission Expires


_________________________     __________________________________


     Filed in the Office of the Secretary of the Commonwealth, on the 6th day of November, A.D. 1936.

                              J. WARREN NICKLE
                              Deputy Secretary of the
Commonwealth Coop. Ch. Bk. No. 1
Page 253


Commonwealth of Pennsylvania
Department of State

OFFICE of the SECRETARY of the COMMONWEALTH

                                             Harrisburg,
November 10, 1936.

Pennsylvania, ss:

     I DO HEREBY CERTIFY, That the foregoing and annexed is a full, true and correct copy of Articles of Association of the "TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION," as same appears of record and remains on file in this Office.

     IN TESTIMONY THEREOF, I have hereunto set my hand and caused the seal of the Secretary's Office to be affixed, the day and year above written.

Great Seal                  J. Warren Nickle
                            Deputy Secretary of the Commonwealth


Recorded November 12, 1936



               ______________________        one
               Columbia Cross Roads, Pa.     one


October 11, 1974:   Certified from record this date.
                    Deed Book 211
                    Page 472


                    /s/ Dorothy D. Jones_______
                    Dorothy D. Jones, Principal Deputy
                    Recorder of Deeds of Tioga County, Pa.



                      ARTICLES OF AMENDMENT

                                OF

       TRI-COUNTY RURAL ELECTRIC CO-OPERATIVE ASSOCIATION

     In compliance with the requirements of Section 35 of the Act of the General Assembly of the Commonwealth of Pennsylvania, known as the "Electric Co-operative Corporation Act," approved June 31, 1937, providing for the amendment to the Articles of any co-operative or non-profit corporation or association, organized for the purpose of engaging in rural electrification, Tri-County Rural Electric Co-operative Association hereby certifies under its corporate seal that:

     1.  Its name is Tri-County Rural Electric Co-operative
Association and its principal office is located at Mansfield, Pennsylvania.

     2. It is a nonprofit cooperative association, incorporated and existing for the purpose of engaging in rural electrification, under the Act of the General Assembly of the Commonwealth of Pennsylvania approved June 7, 1887, as shown by its Articles of Association dated the 6th day of November, 1936, and recorded in the office of the Secretary of the Commonwealth in Charter Book No. 1, page 253, and in the office of the Recorder of Deeds in and for the County of Tioga on the 12th day of November, 1936, in Deed Book No. 211, page 472.

     3. A meeting of the members of the Corporation to take action upon an amendment to its Articles of Association was held on the 6th day of July, 1937, at the principal office of the Corporation, pursuant to written notice mailed to all the members.

     4. At the time of this meeting of the members the authorized number of shares of the capital stock of the Corporation was 1,000, of which 135 shares were issued and outstanding, all of which were owned or held by 132 members of each of whom, regardless of the number of shares owned or held by him, was entitled to one vote and no more on the proposed amendment; by the By-laws a quorum is 10% of the shareholding members but not less than 20 members thereof.

     5. At the meeting of the members of the Corporation held on the 6th day of July, 1936, 26 members were present of whom 26 voted in favor of the resolution amending the Articles of Association of the Corporation in the manner hereinafter set forth and none voted against the resolution; the result being unanimous for the amendment.

     6. At this meeting the following resolutions were adopted by a majority vote of the members present:

     RESOLVED, That the Articles of Association of this Corporation be, and the same hereby are, amended so as to read as follows:

                           ARTICLE I.

     The name of the Corporation is TRI-COUNTY RURAL ELECTRIC
COOPERATIVE, INC.

                           ARTICLE II.

     The purpose for which the Corporation is organized is to engage in rural electrification by any one or more of the following methods:

          (1) the furnishings of electric energy to members in rural areas who are not receiving central station service;

          (2) assisting in the wiring of the premises of members in rural areas, or the acquisition, supply or installation of electrical or plumbing equipment therein;

          (3) the furnishing of electric energy, wiring facilities, electrical or plumbing equipment or services to any other corporation organized under the "Electric Cooperative
Corporation Act" or to the members thereof.

                                ARTICLE III

     The names and addresses of the persons who shall serve as directors and manage the affairs of the Corporation until the next annual meeting of the members or until their successors are elected and qualified are as follows:

     Name                                        Residence

Harry P. Hulslander, Pres.                   Troy, Penna.
Howard Connelly, V. Pres.                    Mainesburg, Pa.
R. A. Steadman, Sec.                         Mansfield, Pa.
L. R. Kennedy, Treas.                        Troy, Pa.
J. Ward Braund                               Troy, Pa.
J. H. Whitlock                               Troy, Pa.
Anne L. Mellett                              Gillett, Pa.
L. D. Stevens                                Roseville, Pa.
Noel Card                                    Lawrenceville, Pa.
Roscoe M. Kemp                               Nelson, Penna.
Mahlon Ream                                  Osceola, Penna.
Bert Doan                                    Knoxville, Pa.
Cass D. Ackley                               Westfield, Penna.
Laurence Hunt                                Westfield, Penna.

                               ARTICLE IV.

     The number of directors to be elected at annual meetings of the members if 14, their tenure of office to be subject to the By-laws of the Association.

                               ARTICLE V.

     The address of the principal office of the Corporation shall be 22 Main Street, Mansfield, County of Tioga,
Pennsylvania, and the name and address of its agent upon whom process may be served is Harry P. Hulslander, Pres. of Mansfield, Pa.

                               ARTICLE VI.

     The duration of the Corporation is perpetual.

                               ARTICLE VII.

Section 1. In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the Bylaws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and Bylaws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation; provided, however, that no person, corporation, partnership or body politic, except the present members of the Corporation, or any person, corporation, partnership or body politic hereafter accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the members at any meeting thereof, shall become a member in the Corporation unless and until he or it has been accepted for membership by the affirmative vote of a majority of the members of the Board of Directors.

Section 2. Each member shall, as soon as electric energy shall be available, purchase from the Corporation monthly not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

Section 3. The Bylaws of the Corporation may fix such other terms and conditions upon which person shall be admitted to and retain membership in the Corporation not inconsistent with these Articles of Incorporation or the Act under which the Corporation is organized.

                           ARTICLE VIII.

Section 1. Subject to the provisions of any mortgage or deed of trust given by the Corporation and within sixty (60) days after the expiration of each fiscal year the Board of Directors, after paying or providing for the payment of all operating and maintenance expenses of the Corporation including an amount for prospective operating and maintenance expenses for a reasonable period, and all interest and installments on account of the principal of notes, bonds or other evidence of indebtedness of the Corporation which shall have become due and be unpaid, or which shall have accrued at the end of the fiscal year but which shall not be then due, and after paying or making provision for the payment of all taxes, insurance and all other non-operating expenses which shall have become due and be unpaid, and all taxes, insurance and all other non-operating expenses which shall have accrued at the end of the fiscal year but which shall not be then due, shall apply the revenues and receipts of the Corporation remaining thereafter for the following purposes and in the following order of priority.

          (1) the establishment and maintenance of a reserve for the payment of interest on and principal of all outstanding notes, bonds or other evidences of indebtedness of the Corporation in an amount which shall equal the amount of principal and interest required to be paid in respect of such notes, bonds or other evidences of indebtedness during the ensuring fiscal year;

          (2) the establishment and maintenance of a general reserve funds of working capital, insurance, taxes, improvements, new construction, depreciation, obsolescence, and contingencies in an account which the Board of Directors shall deem reasonable;

and all revenues and receipts not required for the above and foregoing purposes shall be returned to the members either in cash, in abatement of current charges for electric energy or otherwise, as the Board may decide on the basis and in the manner provided in the Act under which this Corporation is organized; provided, however, that in no case shall any such return be made to any member who is indebted to the Corporation until such indebtedness is paid or arrangements in respect thereof satisfactory to the Board of Directors shall have been made.

Section 2. At least ten per centrum (10%) of the total number of members of the corporation present in person or represented by proxy but not less than twenty (20) Members shall constitute a quorum for the transaction of business at all meetings of the members so long as the total number of members does not exceed three hundred (300). In case the total number of members exceeds three hundred (300), then and in such case five per centrum (5%) of the total number of members present in person or represented by proxy, but not less than thirty (30) in number, shall constitute a quorum for the transaction of business at all meetings of the members.

Section 3. The Board of Directors shall have power to make and adopt such rules and regulations, not inconsistent with these Articles of Incorporation or the Bylaws of the Corporation, as it may deem advisable for the management, administration and regulation of the business and affairs of the Corporation.

Section 4. The private property of the members of the Corporation shall not be subject to the payment of, and no member shall be individually responsible for, corporate debts to any extent whatever.

     RESOLVED, FURTHER, That the President and the Secretary of this Corporation be and they are hereby authorized, empowered and directed to execute, under the corporate seal of the Corporation, Articles of Amendment to the Articles of Association of this Corporation and to file such Articles of Amendment with the Department of State of the Commonwealth of Pennsylvania, and to file for recording a certified copy of such Articles of Amendment in the office of the Recorder of Deeds of the County in which the principal office of the Corporation is located.

     IN TESTIMONY WHEREOF, Tri-County Rural Electric Co-operative Association has caused these Articles of Amendment to be signed by its President and its corporate seal, duly attested by its Secretary, to be hereunto affixed this 6th day of July, 1937.

                              TRI-COUNTY RURAL ELECTRIC
COOPERATIVE ASSOCIATION


                              By________________________________
                                President


Attest:


_________________________
     Secretary


COMMONWEALTH OF PENNSYLVANIA     :
                                 :  ss.
COUNTY OF TIOGA                  :

     BE IT REMEMBERED that on this 6th day of July, 1937, before me, a Notary Public in and for the County aforesaid, personally appeared Harry P. Hulslander, President and R.A. Steadman, Secretary, of Tri-County Rural Electric Co-operative Association, the corporation named in and which executed the foregoing Articles of Amendment, who being severally duly sworn, did depose and say that they were personally present at the execution of the foregoing Articles of Amendment and saw the common or corporate seal of Tri-County Rural Electric Co-operative Association affixed thereto; that the seal affixed thereto is the common or corporate seal of the corporation; that the foregoing Articles of Amendment were duly signed, sealed and delivered by, and as and for the act and deed of the Tri-County Rural Electric Co-operative Association, by the authority and at the direction of the members of the Corporation, and that the names of Harry P. Hulslander as President and of R.A. Steadman, as Secretary subscribed thereto are in their proper and respective handwritings.

                              /s/ Harry P. Hulslander______

                              /s/ R.A. Steadman_________

Sworn and subscribed before
me this 6th day of July, 1937.


____________________________
     Notary Public


My Commission expires:

(SEAL)

     Approved and filed in the Department of Sate, on the 29th day of October, A.D. 1937.

                                ________________________________
                                   Secretary of the Commonwealth

Coop. Ch. & Amndt. Bl, No. 385 Page 5



                                                      Appendix C


DSCB-56 (Rev. 9-67)


                      COMMONWEALTH OF PENNSYLVANIA

                          DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

     WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P.L. 1969, approved the 21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                        CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

     WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by

                    CLAVERACK ELECTRIC COOPERATIVE INC.

                             name changed to

                 CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

     THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth, and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and Authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                        GIVEN under my Hand and the Great Seal
                        of the Commonwealth, at the City of
                        Harrisburg, this 8th day of December in
                        the year of our Lord one thousand nine
                        hundred and seventy-one and of the
                        Commonwealth the one hundred and
                        ninety-sixth.


                        /s/ C. DeLares Tucker
                        Secretary of the Commonwealth
                                      jmw



     I, Harry W. Smith, President of Claverack Rural Electric Cooperative, Inc., of R. D. #2, Wysox, Pennsylvania, do hereby certify that the annual meeting of the members of the said co-operative was held at Wysox, Pennsylvania, at 1 p. m. on the 19th day of August, 1971, pursuant to written notice given said stockholders more than sixty (60) days prior to meeting, all in conformity with the Act of Assembly of the Commonwealth of Pennsylvania, cited as "Electric Co-Operative Corporation Act" June 21, 1937, P. L. 1969, referring particularly to Section 9 under Powers of Corporation and section relative to amendment of Articles of Incorporation. There were present members in excess of 2,000, and the amendments to Articles of Incorporation as passed are as follows:

     ARTICLE I:

          "The name of the Corporation is CLAVERACK RURAL
ELECTRIC COOPERATIVE, INC."

     ARTICLE IV:

          "The number of directors to be elected at annual meetings of the members to be not more than 14.

     ARTICLE V:

          "The address of the principal office of the Corporation shall be R.D. 2, Wysox, County of Bradford,
Pennsylvania, and process may be served on the President, Secretary, or General Manager of the Corporation.

     ARTICLE VII, Section I

          "In addition to the present members of the Corporation any person, corporation, partnership or body politic in rural areas who or which are not receiving central station service may become a member of the Corporation by: (a) paying such membership fee as shall be specified in the By-Laws of the Corporation; (b) agreeing to purchase from the Corporation the amount of electric energy hereinafter in Section 2 of this Article specified; and (c) agreeing to comply with and be bound by the Articles of Incorporation and By-Laws of the Corporation and any amendments thereto and such rules and regulations as may from time to time be adopted by the Board of Directors of the Corporation."

     ARTICLE VII, Section 2

          "Each member shall, as soon as electric energy shall be available, purchase from the Corporation not less than the minimum amount of electric energy which shall, from time to time, be determined by resolution of the Board of Directors of the Corporation and shall pay therefor, and for all additional electric energy used by such member, the price which, from time to time, shall be fixed therefor by resolution of the Board of Directors. Each member shall also pay all obligations which may from time to time become due and payable by such member to the Corporation as and when the same shall become due and payable.

     ARTICLE VIII, Section 2

          "Five per centum (5%) of the total number of members present in person but not less than thirty (30) in number shall constitute a quorum for the transaction of business at all meetings of the members.

     I certify that I am the President of the above co-operative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the cooperative this 23rd day of November, 1971.

                             ___________________________________
                                        President

     I, Fred W. Alexander, do hereby certify that I am the Secretary of the Claverack Rural Electric Cooperative, Inc. of R.D. #2, Wysox, Pennsylvania, that I am the keeper of the official records, minutes and seal of the said cooperative and the foregoing amendments represent a true and complete copy of the amendments adopted at said meeting and said amendments have not been rescinded and are now in effect.

     IN WITNESS WHEREOF, I have hereunto set my hand and affix the seal of the cooperative this 23rd day of November, 1971.

                             ___________________________________
                                         Secretary

Approved and filed in the Department of State on the 8th day of December A. D. 1971.

                             ___________________________________
                               Secretary of the Commonwealth



                        ARTICLES OF AMENDMENT

              Claverack Rural Electric Cooperative, Inc.

          I. This amendment to the Articles of Incorporation of Claverack Rural Electric Cooperative, Inc., is filed according to the provisions of the Electric Cooperative Act of the Commonwealth of Pennsylvania, 1937, June 21, P. L. 1969
Section 1 et seq.

          II. Claverack Rural Electric Cooperative, Inc. has its principal place of business at R.D. #2, Wysox, Pennsylvania.

          III The Articles of Incorporation of the corporation have been amended as follows: Article VIII, Section 2 of the Articles of Incorporation is amended to read as follows:

          "At least one hundred fifty (150) members present in person shall constitute a quorum for the transaction of business at all meetings of the members."

          IV. The date on which the amendment was adopted was August 5, 1978.

          V. Notice of the meeting at which the amendment was adopted was given each member as provided by the By-laws of the Corporation.

          VI. At the meeting at which the amendment was adopted, a quorum was present as determined by the By-laws of the Corporation and the Articles of Incorporation prior to this amendment.

          VIII. The amendment was approved by a majority of the members present in person or by proxy.


                          /s/ John B. Drake
                                      President

          I, Leo J. Griffith, as Secretary of Claverack Rural Electric Cooperative, Inc., hereby attest that the statements in the foregoing articles are true and that the Articles of Amendment to the Articles of the Corporation were adopted as therein set forth. I have therefore signed these articles and sealed them with the seal of the corporation.

                           /s/ Lee J. Griffith
                                      Secretary


Dated  August 30, 1978

Seal:



COMMONWEALTH OF PENNSYLVANIA     )
                                  SS
COUNTY OF BRADFORD               )

          On this, the 31st day of August, A.D., 1978, before me, a Notary Public, personally appeared Leo J. Griffith, known to me or satisfactorily proven to be the person whose name is subscribed to the within instrument, and acknowledged that he executed the same for the purposes therein contained.

          In witness whereof, I hereunto set my hand and official seal.

                            /s/ Ralph S. Park II
                                  Notary Public

                            Ralph S. Park II, Notary Public
                            Standing Stone Twp., Bradford Co.,
                            Pa.
                            My Commission Expires September 6,
                            1960


Approved and filed in the Department of State on the 11th day of September, 1978.


                            /s/ Bardon A. Fields
                            Secretary of the Commonwealth
                                                           WF/he



DSCB-56 (Rev. 9-67)                             3-1-78:43 401

                                                           69180

                    COMMONWEALTH OF PENNSYLVANIA


                         DEPARTMENT OF STATE



TO ALL TO WHOM THESE PRESENTS SHALL COME, GREETING:

          WHEREAS, In and by Section twenty-seven of the "Electric Cooperative Corporation Act," P. L. 1969, approved the
21st day of June, Anno Domini one thousand nine hundred and thirty-seven, as amended, the Department of State is authorized and required to issue a

                      CERTIFICATE OF AMENDMENT

evidencing the amendment of the Articles of Association of a Cooperative Association organized under or subject to the provisions of the Act of June 21, 1937,

          WHEREAS, The stipulations and conditions of that law pertaining to the amendment of Articles of Association have been fully complied with by



               CLAVERACK RURAL ELECTRIC COOPERATIVE, INC.

          THEREFORE, KNOW YE, That subject to the Constitution of this Commonwealth and under the authority of the "Electric Cooperative Corporation Act," I DO BY THESE PRESENTS, which I have caused to be sealed with the Great Seal of the Commonwealth, extend the rights and powers of the association named above, in accordance with the terms and provisions of the Articles of Amendment presented by it to the Department of State, with full power and authority to use and enjoy such rights and powers, subject to all the provisions and restrictions of the Electric Cooperative Corporation Law and all other applicable laws of this Commonwealth.

                            GIVEN under my Hand and the Great
                            Seal of the Commonwealth, at the
                            City of Harrisburg, this 11th day of
                            September in the year of our Lord
                            one thousand nine hundred and
                            seventy-eight and of the
                            Commonwealth the two hundred and
                            third.

                            /s/ Barton A. Fields
                            Secretary of the Commonwealth
                                                             he



                                                      Appendix D

Microfilm Number _______     Filed with the Department of State
Entity Number __________     on ______________

                             __________________________________
                             Secretary of the Commonwealth

               ARTICLES OF INCORPORATION FOR PROFIT
                               OF
                      VALLEY ENERGY, INC.
                      Name of Corporation

               A TYPE OF CORPORATION INDICATED BELOW

Indicate type of domestic corporation:

_X_ Business-stock (15 Pa. C.S. Section 1306)

__ Business-nonstock (15 Pa. C.S. Section 2101)

__ Business-statutory close (15 Pa. C.S. Section 2303)

__ Management (15 Pa. C.S. Section 2702)

__ Professional (15 Pa. C.S. Section 2903)

__ Insurance (15 Pa. C.S. Section 3101)

__ Cooperative (15 Pa. C.S. Section 7702)

          DSCB:  15-1306/2102/2303/2702/2903/3101/7102a (Rev 91)

     In Compliance with the requirements of the applicable provisions of 15 Pa. C.S. (relating to corporations and unincorporated associations) the undersigned, desiring to incorporate for profit hereby, state(s) that:

1.  The name of the corporation is:  Valley Energy, Inc.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) name of its commercial registered provider and the county of venue is:

     (a)  523 South Keystone Avenue, Sayre, PA  18840 Bradford
          Number and Street          City   State Zip   County

     (b)  ______________________________________________________
          Name of Commercial Registered Office Provider

3. _____ or a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

4. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

5. The aggregate number of shares authorized is: 1000 (other provisions, if any, attach 8-1/2 x 11 sheet)

6. The name and address, including street and number, if any, of each incorporator is:

Name                        Address

C & T Enterprises, Inc.     1775 Industrial Blvd., Lewisburg, PA
                            17837

______________________       ___________________________________

7.  The specified effective date, if any, is:  upon filing

8. Any additional provisions of the articles, if any, attach an 8-1/2 x 11 sheet.

9. Statutory close corporation only: Neither the corporation nor any shareholder shall make an offering of any of is shares of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15 U.S.C. Section 77A et sq.).

10. Cooperative corporations only: (Complete and strike out inapplicable term). The common bond of membership among its members/shareholders is: _______________________.

IN TESTIMONY WHEREOF, the incorporator(s) has (have) signed these Articles of Incorporation this 13 day of October, 2000.

/s/ Betty Scott                  /s. Robert O. Toombs



                                                      Appendix E

ASSET SALE AGREEMENT
BETWEEN
NUI CORPORATION
AND
C&T ENTERPRISES, INC.

Dated as of October 4, 2000



                          ASSET SALE AGREEMENT

     This Asset Sale Agreement (the "Agreement") is made as of this 4th day of October, 2000 by and between NUI CORPORATION, a New Jersey corporation having offices at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760 (the "Seller") and C&T ENTERPRISES, INC., a Pennsylvania corporation having offices at 1775 Industrial Boulevard, P.O. Box 551, Lewisburg, Pennsylvania 17837 (the "Buyer").

                              WITNESSETH:

     WHEREAS, Seller owns certain assets described herein, which assets are presently used in that portion of the Seller's business which is operated under the name of "Valley Cities Gas Service" and "Waverly Gas Service" which are operating divisions of Seller (hereinafter referred to as the "VCW Business"); and

     WHEREAS, Seller wishes to sell the assets constituting the VCW Business as more fully described herein to Buyer and Buyer wishes to buy such assets constituting the VCW Business subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. SALE, TRANSFER AND ASSIGNMENT OF ASSETS.

     Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller at the Closing described in Article 3 hereof, the assets, properties and interests of Seller constituting the VCW Business of every kind, character and description, whether tangible, intangible, real, personal or mixed, and wherever located except for the Excluded Assets, all of which are sometimes collectively referred to in this Agreement as the "Assets", including, but not limited to, the following:

     1.1  Owned Real Property.

     Those certain parcels of land more fully described on
Schedule 1.1, together with all privileges and appurtenances thereto and all buildings, structures, fixtures and other improvements situated thereon and together with all easements used or useful in connection therewith (such land, improvements and easements together hereinafter collectively referred to as the "Owned Real Property").

     1.2  Real Property Leases; Easements

     All right, title and interest of Seller in the leases of the real property more fully described on Schedule 1.2(a), together with all rights and privileges under such leases (hereinafter referred to as the "Real Property Leases") and to the real property subject to such leases (hereinafter referred to as the "Leased Real Property" and together with the Owned Real Property being hereinafter collectively referred to as the "Real Property"), and the easements, rights-of-way, rights of access or licenses relating to the distribution mains and pipelines utilized in the VCW Business described on
Schedule 1.2(b) (hereinafter referred to as the "Easements").

     1.3  Equipment.

     All the machinery, tools, appliances, vehicles, furniture; equipment (including, without limitation, essential spares and replacement parts), gas distribution mains and pipelines, together with gate stations, meters and other gas distribution equipment and other tangible personal property of every kind and description that are located upon or within the Real Property, and/or are owned or held by Seller, and are utilized in connection with the operations of the VCW Business, a current list of which is attached hereto as Schedule 1.3. (hereinafter referred to collectively as the "Equipment").

     1.4  Transportation and Storage Contracts/Supply Contracts.

     Seller's interest in the transportation and storage contracts and gas supply contracts relating to the operation of the VCW Business to be assumed by Buyer pursuant to Article 4, subject to Seller's continuing interest in such interstate pipeline deliverability and supply contracts necessary to serve Seller's New Jersey operations, all as fully described in
Schedule 1.4 attached hereto (hereinafter referred to as the "Contracts").

     1.5  Accounts Receivable.

     All of Seller's accounts receivable as of the Closing Date (as defined in Article 3 below) arising out of the operation of the VCW Business in the ordinary course and unpaid as of the Closing Date (hereinafter referred to as "Accounts Receivable" ), but excluding any reserves or allowance for bad debt maintained by Seller as of the Closing Date.

     1.6  Intangibles.

     All intangible assets of the VCW Business listed on
Schedule 5.12 as well as any other trade names (other than names used in the VCW Business which include the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses, customer lists, goodwill and other intangibles used exclusively in the VCW Business, if any, as of the Closing Date (as defined in Article 3 below) including, without limitation, tort or insurance proceeds arising out of any damage or destruction of any of the Assets between the date of this Agreement and the Closing Date.

     1.7  Books and Records.

     All papers, computerized databases and records in Seller's care, custody or control relating to any or all of the above described Assets or exclusive to Seller's operation of the VCW Business, including, but not limited to all blueprints, plans and specifications, personnel and labor relations records, environmental compliance records, sales records, customer records, marketing materials, accounting and financial records, maintenance records, plats and surveys of the Real Property, and plans and designs of buildings, structures, fixtures and equipment.

     1.8  Prepaid Expenses.

     All prepaid expenses and other prepaid items relating to any of the Assets and the operation of the VCW Business as of the Closing Date subject to allocations which may be made by Seller consistent with the terms of this Agreement and subject to Seller's retention of amounts attributable to pension payments and pension expenses as adjusted by Seller after Seller's valuation of its pension obligations to the employees of the VCW Business.

     1.9  Permits, etc.

     All permits, licenses, consents or authorizations issued by, and all registrations and filings with, any governmental agency in connection with, the VCW Business whenever issued or filed, excepting only those which by law or by their terms are non-transferable or those which have expired.

     1.10  Plant Material, Merchandise, Gas and Propane.

     All plant material and operating supplies, all merchandise, all gas stored underground and all propane in bulk storage tank utilized in connection with the VCW Business existing as of the Closing Date.

     1.11  Excluded Assets.

     Seller shall not transfer to Buyer and Buyer shall not acquire Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date, whether or not arising from Seller's operation of the VCW Business (the "Excluded Assets") other than restricted cash held for regulatory purposes in connection with the VCW Business which shall be transferred to Buyer.

ARTICLE 2.  PURCHASE PRICE.

     2.1  Payment of Purchase Price.

     In consideration for the transfer and assignment by Seller of the Assets, Buyer on the conditions set forth herein,

     (a) shall deliver to Seller at the Closing (as hereinafter defined) (i) Fifteen Million Dollars ($15,000,000) plus or minus any customary prorations as of the Closing Date relating to the transfer of the Real Property under this Agreement, and (ii) an amount required to reimburse Seller for reasonable amounts expended by Seller for the NUCOR expansion allocable to the VCW Business as more fully described in Section 8.12 of this Agreement, all payable in cash as more fully described in
Section 3.2 hereof, and

     (b) shall assume and discharge, and shall indemnify Seller against liabilities and obligations of Seller under the leases, contracts or other agreements, if any, specified on Schedule 4.

     (c) shall pay Three Million Dollars ($3,000,000) to Seller at such time as the entire amount of the rate increase, consisting of the sum of. (i) the rate increase of Five Hundred Seventy Thousand Dollars ($570,000) described in the Regulatory Relief Section of Seller's Information Memorandum (dated June
2000), Page 5, Part F, and (ii) One Hundred Thousand Dollars ($100,000) (the agreed amount representing any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8 of this Agreement), receives all necessary government approvals subject to reasonable and customary restrictions and limitations. If a rate increase of a lesser amount receives all necessary government approvals subject to reasonable and customary restrictions and limitations, then a linearly pro rated portion of the aforementioned $3 million payment shall be paid to Seller, provided, however, that if the amount of the approved rate increase does not yield additional annual revenue equal to at least $385,000-the sum of (x) $285,000 and (y) $100,000 (the agreed amount of any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8)- then no portion of the $3 million will be paid to Seller. As an illustration of the above proration, if the total rate increase approved is $500,000, the portion of the $3 million payable to Seller shall be calculated as follows: ($500,000 - ($285,000 + $100,000))/$285,000 x $3,000,000 = $1,210,526.32.

     Buyer shall pursue approval of such rate increase with diligence and shall commence formal proceedings to obtain such increase by the later of. (i) eighteen (18) months after the Closing; or (ii) such date as the New York Public Service Commission and the Pennsylvania Public Utility Commission permit the Buyer to commence such proceedings. In the event Buyer breaches its obligation to diligently pursue such rate increase in accordance with the terms of this subparagraph, Buyer shall pay to Seller $3 million. Buyer's obligation to pursue the rate increase shall survive the Closing. Notwithstanding the foregoing, if Buyer applies for a rate increase and such increase is not approved, or only partially approved, as a result of such proceedings, Buyer shall have no obligation to reapply for a rate increase and Buyer's obligation to make payment to Seller pursuant to Section 2.1(c) shall be fixed on the basis of such initial application and decision.

     2.2  Allocation of Purchase Price.

     The parties agree to make an allocation of the Purchase Price (defined as the sum of the amounts specified in paragraphs
(a) and (c) of Section 2.1 above) at the Closing and to use such allocation in reporting the transaction contemplated by this Agreement for Federal and state tax purposes.

ARTICLE 3. THE CLOSING.

     The closing of the purchase and sale of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Seller at 10:00 a.m. local time, no later than five (5) business days after all conditions to the Closing contained in this Agreement have been satisfied or waived in writing, or at such other place and/or time as the parties may agree in writing (the "Closing Date").

     3.1  Seller's Obligations at the Closing.

     At the Closing, the Seller shall deliver or cause to be delivered to Buyer:

     (a) For all the owned Real Property and interests in the Owned Real Property, warranty deeds with covenants against grantor's acts in recordable form, properly executed and acknowledged, conveying title to the same;

     (b) Assignments of all Real Property Leases and Easements properly executed by Seller, and accompanied by all consents of lessors required by this Agreement and the leases being assigned;

     (c) Assignment and assumption agreements for personal property leases, licenses and permits and all Contracts of Seller to be assumed by Buyer in connection herewith, in a form legally sufficient to accomplish the assignment of the same and assumptions of the liabilities thereunder, and accompanied by all third party consents required by this Agreement and the personal property leases and Contracts being assigned to Buyer; and

     (d) Other instruments of assignment and transfer (including bills of sale) of all of the other Assets of Seller to be transferred hereunder reasonably requested by Buyer to effect, evidence or facilitate the transactions contemplated by this Agreement, in form legally sufficient to properly assign or convey such title.

Simultaneously with the consummation of the transfer of the Assets, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be sold, conveyed, transferred, assigned and delivered under this Agreement.

     3.2  Buyer's Obligations at the Closing.

     At the Closing, Buyer shall deliver to Seller against delivery of the items specified in Section 3.1: (i) a certified or bank cashier's check, or a wire transfer of immediately available funds, in the amount of the balance of the Purchase Price, payable to Seller in accordance with Sections 2.1(a) and 2.1(b) of this Agreement; and (ii) appropriate instruments of assumption of the Assumed Obligations as defined herein in form legally sufficient to accomplish such assumption.

ARTICLE 4.  ASSUMPTION OF LIABILITIES.

     Buyer is assuming certain debts, liabilities or obligations of Seller relating to the VCW Business, including all Accounts Payable that have become due and payable in the ordinary course of business no more than forty-five (45) days prior to the Closing Date and such other obligations as herein specifically provided. Buyer shall have the benefit of and shall perform and assume all Real Property Leases, Contracts (subject to Seller's retained rights thereunder), Easements, and other agreements and obligations relating to the VCW Business, if any, specifically listed on Schedule 4, in accordance with the terms and conditions thereof (the "Assumed Obligations"). Buyer specifically assumes no debts, liabilities or obligations of Seller other than those listed in Schedule 4.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller does hereby represent and warrant to Buyer as follows:

     5.1  Organization.

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has full corporate power and authority to carry on its business, and in particular the VCW business, and to own, lease or operate its properties, and in particular, the Assets utilized in the VCW Business.

     5.2  Authority.

     Seller has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     5.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedule 5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Seller will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's Certificate of Incorporation or Bylaws or, to Seller's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Seller is a party or by which it is bound.

     5.4  Consents.

     Except as set forth on Schedule 5.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Seller or for the consummation by Seller of the transactions contemplated by this Agreement.

     5.5  Claims and Litigation.

     To Seller's knowledge, except as set forth on Schedule 5.5, there is no material claim, legal action, suit, arbitration, governmental investigation or other legal, regulatory or administrative proceeding, or any order, judgment, decree or award in progress, pending, threatened or in effect against or relating to the Assets or the VCW Business.

     5.6  Compliance with Laws and Other Requirements.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any laws, statutes, regulations, ordinances and orders, judgments, decrees and awards applicable to the Assets or the VCW Business, which notice remains unresolved and which noncompliance would have a material adverse effect on the Assets or the VCW Business.

     5.7  Real Property.

     Schedules 1.1 and 1.2 to this Agreement contain complete listings of each parcel of real property owned by or leased to Seller and used in the VCW Business. Schedules 1.1 and 1.2 contain a description of all buildings, fixtures and other improvements located on the Real Property and a list of the policies of title insurance issued, if any, to Seller for these properties. True, correct and complete copies of the Real Property Leases and Easements are available for inspection by the Buyer. All the Real Property Leases, and to Seller's knowledge, all Easements, are valid and in full force, and there does not exist any default or event that with notice or lapse of time, or both, would constitute a default under any of such Leases or Easements. The zoning of each parcel of real property described in Schedules 1.1 and 1.2 permits the presently existing improvements and the continuation of the VCW Business presently being conducted thereon.

     5.8  Tangible Personal Property.

     The Equipment described in Section 1.3 and Schedule 1.3 of this Agreement constitutes all the items of tangible personal property owned by, in the possession of, or exclusively used by Seller in connection with the VCW Business. The Equipment listed in Schedule 1.3 constitutes all tangible personal property necessary for the conduct by Seller of the VCW Business as now conducted by Seller. Except as stated in Schedule 1.3, no Equipment used by Seller in connection with the VCW Business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement.

     5.9  Financial Statements of the VCW Business.

     Schedule 5.9(a) to this Agreement sets forth the balance sheet of the VCW Business as of September 30, 1999, (the "Last Fiscal Year End"), and the related statement of income for the year then ending which balance sheet and related statement of income are included in the consolidated financial statements of the Seller which are audited annually by Arthur Andersen LLP, Seller's independent certified public accountants.
Schedule 5.9(b) to this Agreement sets forth the balance sheet of the VCW Business as of June 30, 2000, (the "Stub Period Date"), together with the related statement of income for the three month period then ending, certified by the Chief Financial Officer of Seller. The financial statements in Schedules 5.9(a) and 5.9(b) are hereinafter referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Seller throughout the periods indicated, are complete and correct in all material respects and accurately and fairly present the financial position of the VCW Business as of the respective dates of the balance sheets included in the Financial Statements, and the results of operations of the VCW Business for the respective periods indicated.

     5.10  Absence of Specified Changes.

     Since the Last Fiscal Year End, there has not been any:

     (a) Adverse change in the financial condition, liabilities, Assets, business, operating results or prospects of the VCW Business;

     (b) Destruction, damage to, or loss of any Assets of the VCW Business (whether or not covered by insurance) that adversely affects the Assets, financial condition, business, operating results or prospects of the VCW Business;

     (c) Labor trouble or other event or condition of any character adversely affecting the financial condition, business, Assets or prospects of the VCW Business; or

     (d) Other event or condition of any character that has or might reasonably have an adverse effect on the financial condition, business, Assets, operating results or prospects of the VCW Business.

     5.11  Accounts Receivable.

     The Accounts Receivable reflected on the balance sheet dated the Stub Period Date included in the Financial Statements, and the Accounts Receivable created after the date thereof, are valid and genuine and arose from bonafide transactions involving the distribution of natural gas to the VCW Business customers and the performance of other services or other transactions in the ordinary course of the VCW Business.

     5.12 Intangible Assets.

     Schedule 5.12 to this Agreement is a complete schedule of all trade names (other than names including the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles owned by or licensed to Seller and used exclusively in the VCW Business. Seller owns or has the right to use all trade names, trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles necessary to carry on the VCW Business substantially as currently conducted, except the failure of which to own or have the right to use individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Assets or on the VCW Business.

     5.13  Title to Assets.

     Seller has good and marketable title to all the Assets and its interests in the Assets, whether real, personal, tangible and intangible, which constitute all the Assets and interests in Assets that are exclusively used in Seller's operation of the VCW Business. All the Assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Seller's balance sheet as of the Stub Period Date, included in the Financial Statements, or disclosed in Schedule 5.13 and the other Schedules to this Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the Assets, nor materially impair the business operations of the VCW Business.

     5.14  Employee Agreements and Benefit Plans.

     (a) Schedule 5.14(a) contains a complete list of all employment contracts with respect to the employees of the VCW Business to which Seller is a party or by which Seller is bound (all the foregoing being herein called "Employee Agreements"). At the present time there are no Employee Agreements in effect, and to Seller's knowledge neither Seller nor any other party is in default under any Employee Agreement previously in effect. There have been no claims of default and, to the knowledge of the Seller, there are no facts or conditions which, if continued, or with the passage of time or compliance with any applicable notice requirements or both, will result in a default under the Employee Agreements.

     At the present time Seller is not a party to any collective bargaining agreement other than its collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers (the "Union"), which agreement has expired. Seller is currently compensating bargaining unit employees of the VCW Business in accordance with the terms of the expired agreement. There is no pending or, to the knowledge of the Seller, threatened labor dispute, strike or work stoppage by the VCW Employees or any representative of the VCW employees. Seller made its last and best offer to Union in August, 2000 and Seller believes it is likely that a new collective bargaining agreement will be reached. A copy of the Seller's last and best offer has been provided to Buyer.

     (b) Schedule 5.14(b) contains a complete list of all pension plans, practices, policies or arrangements, profit sharing plans, bonus, deferred compensation, supplemental executive retirement plans, excess benefit plans, stock options, stock appreciation or other forms of incentive or other compensation plans or arrangements (including, "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")), and all welfare, severance, vacation, and other employee fringe benefit plans (including "employee welfare benefit plans" as defined in Section 3(l) of ERISA) maintained, or contributed to, by Seller for the benefit of the employees of the VCW Business or former employees of the VCW Business (all the foregoing being herein called "Benefit Plans").

     (c) With respect to the NUI Corporation Savings and Investment Plan (the "Seller's Savings Plan") and the Pennsylvania & Southern Gas Company Employees Pension Plan (the "Seller's Pension Plan"), Seller has made available to Buyer copies of each of the following: (i) plan document; (ii) summary plan description; (iii) trust agreement; (iv) most recent annual report on IRS Form 5500 and (v) most recent Internal Revenue Service determination letter. To the knowledge of the Seller, the Seller's Savings Plan and the Seller's Pension Plan are qualified" within the meaning of Section 401(a) of the Code.

     (d) Except as disclosed on Schedule 5.14(d), the Seller's Savings Plan and Seller's Pension Plan have been maintained in substantial compliance with their terms and within the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which could subject the Buyer to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

     5.15  Personnel Identification and Compensation.

     Schedule 5.15 contains a list of the names of all permanent, full time employees of the VCW Business stating the rates of compensation payable to each of them. All of the persons named in Schedule 5.15 have been employees of the VCW Business for at least One Hundred Twenty (120) days prior to the date of this Agreement and no other individuals have been employed by the VCW Business on a permanent basis during this period.

5.16 Contracts.

     Prior to the date hereof, Seller has provided Buyer with access to true and correct copies of all of the Contracts set forth in Schedule 1.4. Seller has performed and, to the knowledge of Seller, every other party has performed, each material term, covenant and condition of each of the Contracts that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or, to the knowledge of Seller, any other party under any of the Contracts and, to the knowledge of Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of such Contracts.

5.17  Environmental Conditions.

     (a)  When used in this Section 5.17 and elsewhere in this
Agreement:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof,

          (ii) "Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court.

          (iii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, Petroleum and Natural Gas Products, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iv) "Petroleum and Natural Gas Products" shall mean crude oil, petroleum or fractions thereof, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products and natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel.

     (b) Except for past operations conducted at the Athens, Pennsylvania manufactured gas plant (the "Athens MGP") and as otherwise disclosed in Schedule 5.17(b) attached hereto, and except for such violations that in the aggregate would not have a material adverse effect on the Assets or the VCW Business,
(i) to Seller's knowledge, Seller has not used, stored, treated, transported, manufactured, refined, handled, produced, disposed of, managed, spilled or released any Hazardous Materials on, under, at from or in any way affecting any Real Estate or other Assets or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials; and (ii) to Seller's knowledge, no prior owner of such Real Property or Assets or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials on, from or in any way affecting any such Real Property or Asset, or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials.

     (c) Except as set forth in Schedule 5.17(c), and except for such permits or noncompliance that in the aggregate would not have a material adverse effect on the Assets or the VCW Business, to Seller's knowledge (i) Seller has received all permits as may be required under applicable Environmental Laws to conduct the VCW businesses, (ii) Seller is in compliance in all material respects with the terms and conditions of any such permits, and (iii) Seller has not received any notices or claims, nor is there a factual basis for such a claim, that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law with respect to any Real Property or the Assets.

     5.18 Fees and Expenses of Brokers and Others.

     Seller has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Berenson, Minella & Company to represent it in connection with such transactions, and Seller shall pay all of Berenson Minella's fees and expenses in connection with such engagement.

     5.19 Taxes.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any federal, state or municipal tax law and Seller is current in its payment of all taxes including without limitation all income, gross receipts, property, sales, excise and franchise taxes, assessments or duties and no such tax is a lien or encumbrance upon any Asset which is a subject of this Agreement, except for the lien of current taxes not yet due and payable.

     5.20  Gas Operations.

To Seller's knowledge:

     (a) there have been no changes in the VCW gas transmission and distribution system between January 1, 2000 and the date of this Agreement other than changes made in the ordinary course of the VCW Business;

     (b) VCW's propane air peaking plants are capable of normal and safe operations; and

     (c) None of VCW's largest customers listed in Exhibit 8 of the June 2000 Information Memorandum have "bypassed" in the period between January 1, 2000 and the date of this Agreement, and Seller has no knowledge of any such customer who plans to "bypass."

     5.21  Definition of Seller's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Seller are being made to "Seller's knowledge" or terminology similar to such phrase. In determining Seller's knowledge and whether Seller has knowledge, Seller shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Seller's management team who are listed on Schedule 5.19. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Seller or possessed by any other employee, officer or agent of Seller. The knowledge of each of such named persons shall not be imputed to any of the other named persons.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer does hereby represent and warrant to Seller as follows:

     6.1  Organization.

     Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties, as and in the places where such business is now conducted and such properties are now owned, leased or operated.

     6.2  Authorization.

     Buyer has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     6.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedules
5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Buyer will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Buyer's Certificate of Incorporation or Bylaws or, to Buyer's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Buyer is a party or by which it is bound.

     6.4  Consents.

     Except as set forth in Schedule 6.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Buyer or for the consummation by Buyer of the transactions contemplated by this Agreement.

     6.5  Financial Ability to Perform.

     Buyer has the financial ability and has access to funding sources to obtain the funds necessary to consummate the transactions contemplated to occur at the Closing. As of the date of this Agreement, Buyer knows of no reason that the funding sources Buyer has access to will not be able to provide Buyer such funding.

     6.6  Fees and Expenses of Brokers and Others.

     Buyer has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Buyer has engaged Management Consulting Services, Inc. ("MCS") to assist it in connection with such transactions, and Buyer shall pay all of the fees and expenses of MCS in connection with such engagement.

     6.7  Acknowledgment by Buyer.

     Buyer has conducted, to its satisfaction, an independent investigation of the financial condition, Assets, liabilities to be assumed by Buyer and projected operations of the VCW Business in making its determination to proceed with the transactions contemplated by this Agreement, and Buyer has relied on the results of its own independent investigation, as well as the representations and warranties of Seller expressly and specifically set forth herein.

     6.8  Definition of Buyer's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Buyer are being made to "Buyer's knowledge" or terminology similar to such phrases. In determining Buyer's knowledge and whether Buyer has knowledge, Buyer shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Buyer's management team who are listed on Schedule 6.8. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Buyer or possessed by any other employee, officer or agent of Buyer. The knowledge of each such named persons shall not be imputed to any of the other named persons.

ARTICLE 7.  SELLER'S COVENANTS

     Seller covenants and agrees that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing Date:

     7.1  Conduct of Business in the Ordinary Course.

     Seller shall continue to conduct the VCW Business in the ordinary course and consistent with past practice. Seller will use all commercially reasonable efforts to preserve the VCW Business, maintain all real and personal property, keep available the services of the present employees of the VCW Business and maintain the goodwill of the customers, suppliers and others having a business relationship with the VCW Business. Notwithstanding the foregoing, Seller shall not extend the term of any expiring interstate pipeline transportation and/or storage contracts without the consent of Buyer, nor will Seller enter into a gas "customer choice" program that has a material adverse effect on VCW's distribution margin, or volume delivered to customers on a weather normalized basis, except as otherwise required by the Pennsylvania Public Utility Commission and/or the Public Service Commission of the State of New York or any other entity having jurisdiction over such matters.

     7.2  Maintenance of Insurance.

     Seller shall continue to carry its existing insurance covering the Assets and the VCW Business subject to variations in amounts required by the ordinary operations of the VCW
Business.

     7.3  Employees and Compensation.

     Seller shall not do, or agree to do, any of the following:

     (a) grant any increase in salaries payable or to become payable to any employee of the VCW Business other than such increases which are made in the ordinary course of business to employees and other than such increase which may be required under a collective bargaining agreement or other understanding with the representative of the employees who are members of a bargaining unit;

     (b) increase benefits payable to any employee of the VCW Business under any bonus or pension plan or other contract or commitment other than with respect to changes to any such plans, contracts or commitments made by Seller which affect its employees generally. Seller shall permit Buyer to contact Seller's employees at all reasonable times for the purpose of discussing with such employees prospective employment by Buyer on or after the Closing Date, and Seller shall take reasonable steps to assist Buyer's efforts to encourage employees of Seller to accept any employment offered by Buyer;

     (c) hire any new employee for, or transfer any existing employee to, the VCW Business, or terminate (other than for cause) or transfer any existing employee of the VCW Business without the consent of Buyer.

     7.4  Access by Buyer.

     Seller shall give to Buyer and its authorized representatives access, during normal business hours and upon reasonable advance notice, in such a manner as not to disrupt the normal business activities of Seller's business, to the Assets and books of account and records of the VCW Business reasonably relevant to an evaluation of the Assets and the VCW Business. Seller will also cause its officers to furnish to Buyer any and all material financial, technical and operating data, and other information pertaining to the VCW Business operations of Seller and the Assets, as Buyer shall from time to time reasonably request for such purpose.

     7.5  Covenant Not to Compete.

     Seller covenants and agrees that, for a period of five (5) years after the Closing Date (the "Restrictive Period") Seller shall not, in any capacity, directly or indirectly, distribute natural gas to any customers in the areas of Pennsylvania or New York (as applicable) served by the VCW Business. In addition, except as otherwise set forth in this Section 7.5, Seller covenants and agrees that during the Restrictive Period Seller shall not, in any capacity, directly or indirectly, sell natural gas to (i) any residential customer, or (ii) any other customer that would not be eligible for transportation service under tariffs in effect for the VCW Business as of the Closing Date. During the Restrictive Period, Seller shall not solicit non-transportation customers of the VCW Business to become transportation customers and it shall not solicit any customers of the VCW Business to "bypass." The foregoing notwithstanding, Seller shall be permitted to make bulk sales of natural gas to retail customers who were transportation customers of the VCW Business on or before the Closing Date. In the event that Buyer establishes a retail "choice" program in Pennsylvania and/or New York, permitting retail customers to purchase supply from a third-party, Buyer agrees to permit Seller to participate in any such "choice" program as a third-party marketer.

     If any court determines that this covenant not to compete, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable. For purposes of this section, the term Seller shall include any parent, subsidiary or affiliated corporation of Seller or any entity, organization, or enterprise which Seller, directly or indirectly controls or in which Seller directly or indirectly possesses an ownership interest equal to or greater than fifty percent (50%)

ARTICLE 8.  ADDITIONAL AGREEMENTS.

     8.1  Regulatory Matters.

     (a) The parties shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities and third parties which are necessary to consummate the transactions contemplated by this Agreement as set forth in Schedule 5.4 and Schedule 6.4. The Seller and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Seller, the VCW Business or the Buyer, as the case may be, which appear in any application, notice, petition and filing made with or written materials submitted to, any governmental entity or third party in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement as set forth in
Schedule 5.4 and Schedule 6.4, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (b) Seller and Buyer shall promptly furnish each other with copies of written communications received by Seller and Buyer, as the case may be, from, or delivered by any of the foregoing to, any governmental entity in respect of the transactions contemplated hereby.

     8.2  Legal Conditions to the Transaction.

     Each of Seller and Buyer shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the consummation of the transactions contemplated by this Agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of or any exemption by, any governmental entity and any other third party which is required to be obtained by Seller or Buyer in connection with the transactions contemplated by this Agreement.

     8.3  Additional Agreements.

     If at any time after the Closing Date any further action is necessary or desirable to carry out the purpose of this Agreement or to vest Buyer with full title to the Assets and the VCW Business, the proper officers of each party to this Agreement shall take all such necessary actions as may be reasonably requested by the Buyer (without additional cost to it).

     8.4  Disclosure Supplements.

     Prior to the Closing Date, each party will supplement or amend the Schedules hereto delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purposes of determining satisfaction of the conditions set forth in Sections 9.2(a), 9.2(b), 9.3(a) and 9.3(b) hereof.

      8.5  No Inconsistent Actions.

     Prior to the Closing Date, except as otherwise permitted by this Agreement, no party will enter into any transaction or make any agreement or commitment and will use reasonable efforts not to permit any event to occur, which could reasonably be anticipated to result in a denial of the regulatory or governmental approvals referred to in Schedules 5.4 and 6.4, the imposition of any condition or requirement that would materially adversely affect the economic or business benefits to the Buyer of the transactions contemplated by this Agreement.

     8.6  Confidentiality.

     The parties agree to continue to comply with the terms of the Confidentiality Agreement dated May 31, 2000 between Seller and Buyer the terms of which are incorporated herein by reference.

     8.7  Employment Matters.

     (a) Buyer will offer to each employee of the VCW Business (the VCW Employees") employment in a position of comparable seniority and at least the same pay as that received by each such VCW Employee immediately prior to the Closing Date. Each VCW Employee who is tendered and accepts Buyer's offer of employment will be referred to as a "Transferred Employee." Buyer agrees not to terminate any Transferred Employee during the three (3) month period following the Closing Date except for cause. Buyer will provide the Transferred Employees with the same benefits it provides to its other employees in similar positions, subject to any changes that Buyer may negotiate with any union, which may be the collective bargaining representative of any of the Transferred Employees. Furthermore, for a one year period commencing on the Closing Date, Buyer will agree to pay severance to any Transferred Employee terminated by Buyer (other than a Transferred Employee terminated for cause) during such one year period in an amount equal to two weeks' pay for each year of service to Seller and Buyer up to a maximum of the Transferred Employee's annual salary, but in no event less than three month's pay or such amount required to be paid under a collective bargaining agreement, if applicable. Any severance payment provided for herein shall be payable in a lump sum and shall be based on the salary payable to the Transferred Employee at the time of the termination of employment. Seller shall reimburse Buyer for all severance costs for the first five (5) Transferred Employees that are terminated without cause between the Closing Date and one year after the Closing Date. Seller agrees to indemnify, defend and hold harmless Buyer with respect to any and all compensation, severance and/or employee benefits claims by any current or former employee (or any spouse, former spouse, dependent or former dependents of any such current or former employee) of Seller accruing prior to the Closing Date.

     (b) Subject to Seller's obligations to comply with applicable labor laws, rules and regulations, Seller agrees that it will not make, or agree to, any material changes to its last and best offer in connection with the collective bargaining agreement submitted to the Union in August, 2000 without consulting Buyer. In the event that after the Closing Date, Buyer terminates the employment of any Transferred Employee who is represented by a collective bargaining representative, Buyer shall pay severance benefits in accordance with any collective bargaining agreement, if applicable, in lieu of the severance payments provided in subsection (a) above.

     (c) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in Buyer's employee benefit plans, including, but not limited to, the defined benefit pension (the "Buyer's Pension Plan") and 401(k) savings plan (the "Buyer's Savings Plan") maintained by Buyer, in accordance with the terms of such plans unless and until different benefit plans are negotiated with an applicable collective bargaining representative. Buyer agrees to amend its employee benefit plans to provide that service completed by Transferred Employees while employed by the Seller or its predecessor or its affiliates shall be recognized under Buyer's employee benefit plans for purposes of determining eligibility for participation and vesting of benefits.

     (d) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Savings Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Effective as of the Closing Date, Seller shall amend Seller's Savings Plan to provide that all Transferred Employees shall be fully vested in their account balances thereunder. Seller shall cause the trustees of the Seller's Savings Plan to transfer to the trustees of the Buyer's Savings Plan the aforementioned fully vested account balances of the Transferred Employees to the Buyer's Savings Plan as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date ("Transfer Date") and Buyer shall cause the trustees of the Buyer's Savings Plan to accept such transfer of the account balances. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)12) and 414(1) of the Code.

     The transfer of the Transferred Employees account balances shall be in cash, except that the account balances or portions thereof invested in notes representing participant loans shall be transferred in-kind to the Buyer's Savings Plan (except for mortgage loans, which shall not be transferred to the Buyer's Savings Plan). Buyer agrees to provide Seller with evidence that the Buyer's Savings Plan is qualified under Section 401(a) of the Code and Seller agrees to provide Buyer with evidence that Seller's Savings Plan is qualified under Section 401(a) of the Code.

     (e) Effective as of the Closing Date, all Transferred Employees shall cease benefit accruals in the Seller's Pension Plan and Seller shall amend Seller's Pension Plan to provide that all Transferred Employees shall be fully vested in their accrued benefits as of the Closing Date. Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Pension Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Seller shall cause the trustees of the Seller's Pension Plan to transfer to the trustees of the Buyer's Pension Plan the assets and liabilities attributable to the Transferred Employees (as described below) as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date (the "Transfer Date") and Buyer shall cause the trustees of the Buyer's Pension Plan to accept such transfer of assets and liabilities. The amount transferred to the Buyer's Pension Plan shall equal the Accumulated Benefit Obligation as defined below for the Transferred Employees as of the Closing Date, increased by 7 3/4% interest from the Closing Date to the date of transfer, and decreased by the amount of any benefit payments to the Transferred Employees after the Closing Date but prior to the date of transfer. The Accumulated Benefit Obligation for the Transferred Employees shall be determined by using the accumulated benefits obligation methodology of Statement of Financial Accounting Standards No. 87, on the basis of (i) each participant's age, years of vesting service and years of benefit accrual service on the Closing Date, and (ii) the actuarial assumptions and methods used for determining the accumulated benefits obligation as of the January 1, 2000 actuarial report for the Seller's Pension Plan including the lump sum distribution assumption of 50%; provided, however, that the discount rate shall instead be a rate midway between the GATT annual interest rate for the month prior to the month during which the Closing Date occurs and 7 3/4%. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)(12) and 414(l) of the Code. The calculation of the above described present value of accrued benefits shall be made by an actuary designated by the Seller and shall be reviewed and approved by an actuary designated by the Buyer (which approval shall not be unreasonably withheld). The Seller shall cooperate fully in the gathering of any necessary data to be used by the respective actuaries and shall certify or cause the certification of the accuracy of such data to the actuaries. The costs and expenses of any third party engaged to perform services with regard to this section shall be paid by the party engaging such third party. Seller shall cause the plan administrator of the Seller's Pension Plan and Buyer shall cause the plan administrator of the Buyer's Pension Plan to make such timely filings as may be required by the Internal Revenue Service with respect to the transfer of assets and liabilities, including Forms 5310-A. Buyer agrees to provide Seller with evidence that Buyer's Pension Plan is qualified under Section 401(a) of the Code and Seller agrees to provide evidence to Buyer that Seller's Pension Plan is similarly qualified under Section 401(a) of the Code. Buyer's Pension Plan will provide that each Transferred Employee will be entitled to a benefit at least equal to his accrued benefit under the Seller's Pension Plan as of the Closing Date.

     (f) With respect to any medical, dental, prescription drug, vacation, death, accidental death and dismemberment, short-term disability and long-term disability benefit plans maintained by Buyer for its employees, immediately after the Closing Date, the Transferred Employees shall participate in such plans (i) without any waiting periods, exclusions due to preexisting conditions and without any evidence of insurability; and (ii) Buyer shall take into account claims arising during the calendar year in which occurs the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations. Notwithstanding the foregoing, Seller will assume responsibility for any and all outstanding employee benefits claims, including, but not limited to, any and all heath insurance claims, relating to claims and/or expenses incurred on or prior to the Closing Date.

     (g) Buyer shall be responsible for any legally-mandated continuation of health care coverage for all Transferred Employees and/or their covered dependents who have a loss of health coverage due to a "qualifying event" (as defined in Section 4980B of the Code) that occurs on or after the Closing Date.

     (h) After the Closing Date, the Buyer will have sole responsibility for any obligations or liabilities to Transferred
Employees under the Worker Adjustment and Retraining
Notification Act or any similar applicable law of any jurisdiction relating to any plant closing or mass layoff or as otherwise required by any applicable law.

     8.8 Environmental Condition of the Athens MGP. Buyer shall, at its sole cost and expense, in accordance with all applicable Environmental Laws, assume responsibility for the environmental condition associated with the former operations of the Athens MGP, including, but not, limited to, conducting such investigations and remediation activities with respect to any Hazardous Materials that may exist in, on, under or about the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP as may be required by any Governmental Authority. Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that Buyer shall assume all risk relating to the past, present and future environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     Buyer intends to seek insurance and/or to accrue funds to address the potential liability stemming from its ownership of the Athens MGP and its assumption of responsibility for the environmental conditions described herein. Buyer will seek a rate increase from the Pennsylvania Public Utility Commission and the New York Public Service Commission for the amount of the insurance premiums and/or the accrual of funds for the eventual remediation of the Athens MGP.

     8.9  Bulk Sales Law.

     No action is required by either party with respect to any bulk sales or bulk transfer laws. In the event that any such law is deemed to apply to the sale of the Assets and the VCW Business by Seller, by execution of this Agreement Seller agrees that it shall be solely liable and Seller hereby waives any and all obligations and requirements imposed upon Buyer under such laws.

     8.10  Existing Arrangements between NUI and VCW.

     Buyer will have the night, as its sole option, to assume under existing terms and conditions, renegotiate, or immediately terminate any arrangements that existed between Seller and the VCW Business as of January 1, 2000 or at any time thereafter, up to and including the Closing Date; provided, however that Buyer shall not have the right to renegotiate or terminate any arrangement with Seller's New Jersey division relating to interstate pipeline capacity or deliverability and gas supply. Buyer intends to continue the current contract between the VCW Business and Utility Business Services, Inc., a wholly-owned subsidiary of Seller ("UBS"), for billing services at least until August 31,,2001 or until the Closing Date whichever is later. In the event that Buyer terminates such contract after such period, Seller agrees to cause UBS to waive any termination fee, penalty or any other termination payment which may be provided for under the terms of such contract.

     8.11  Post-Closing Servicing Agreements.

     The parties agree to use commercially reasonable efforts to negotiate certain post-Closing servicing agreements on mutually acceptable terms relating to the provision of on-going services by Seller to Buyer in connection with the operation of the VCW Business relating to gas supply procurement, billing, information systems and other administrative functions. It is understood and agreed by the parties that the Closing of the transactions contemplated by this Agreement is not subject to or in any way conditioned upon the successful negotiation and execution of any such post-Closing servicing agreements.

     8.12  The NUCOR Expansion.

     The parties agree that Seller shall use commercially reasonable efforts to obtain the franchise, permits and approvals to secure grant monies from the State of New York and to expend the funds reasonably necessary to secure the same and for the construction required for the NUCOR expansion. Seller has provided Buyer with cost estimates for the NUCOR expansion. It being understood that such expansion will benefit the future of the VCW Business, Buyer agrees to reimburse Seller at Closing for Seller's reasonable NUCOR expansion expenses properly allocable to the VCW Business in excess of the grant monies awarded to Seller.

ARTICLE 9.  CONDITIONS TO CLOSING

     9.1  Conditions to Each Party's Obligation to Effect the
Sale.

     The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

     (a) Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental entities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or have been terminated.

     (b) No Injunctions or Restraints: Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an injunction shall be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     9.2  Conditions to Obligations of Buyer.

     The obligation of the Buyer to effect the transactions contemplated in this Agreement is also subject to the satisfaction or waiver by Buyer, at or prior to the time set for performance of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of the Seller by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a Certificate signed on behalf of the Seller by its Chief
Financial Officer.

     (c) Third Party Consents. The consent, approval, or waiver of each person (other than the governmental entities) whose consent or approval shall be required in order to permit the sale, transfer or assignment of the Assets (including, but not limited to, all gas supply contracts identified on Schedule 1.4) shall have been obtained.

     9.3  Conditions to Obligations of the Seller.

     The obligations of the Seller to effect the transactions contemplated in this Agreement are also subject to the satisfaction, or waiver by the Seller, at or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a earlier date) as of the Closing Date as though made on and as of the Closing Date. The Seller shall have received a certificate signed on behalf of the Buyer by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Beer. The Buyer shall have performed in all material respects all obligations required to be performed by the Buyer under this Agreement at or prior to the Closing Date, and the Seller shall have received a Certificate signed on behalf of Buyer by its Chief Financial Officer to such effect.

ARTICLE 10. TERMINATION AND AMENDMENT

     10.1  Termination.

     This Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing
Date:

     (a) by mutual consent of the Seller and the Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire
Board;

     (b) by either the Seller or the Buyer upon written notice to the other part), (i) at least thirty (30) days after the date on which any request or application for an approval of a governmental entity required to consummate the transactions contemplated by this Agreement shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite approval; -provided however, that no party shall have the right to terminate this Agreement pursuant to this Section 10. 1 (b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any governmental entity having jurisdiction over the transactions contemplated by this Agreement shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated in this Agreement;

     (c) by either the Seller or the Buyer if the purchase and sale of the Assets shall not have been consummated on or before the first anniversary date of the execution of this Agreement by the parties; provided, however, that, if all of the conditions provided in Article 9 hereof, other than the receipt of Regulatory Approvals described in Article 9.1(a) have been satisfied or waived, and diligent efforts are being undertaken to satisfy the conditions in Article 9.1(a), then the references to the first anniversary date in this Article 9.1(c) shall be deemed to be the second anniversary of the date of this Agreement.

     (d) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, (i) which breach (it susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach by the other party hereto, or (ii) which breach, by its nature, cannot be cured; or

     (e) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the party of the other party, (i) which breach (if susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party hereto, or (ii) which breach, by its nature, cannot be cured.

     10.2  Effect of Termination.

     In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, except that Sections 8.6 and 10.3) shall survive any termination of this Agreement, and there shall be no further obligation on the part of the Buyer, the Seller or their respective officers or directors except for the obligations under such provisions. Notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement; provided, however, that no claim for any intentional breach shall survive the Closing.

     10.3  Expenses; Break-Up Fee.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) In order to induce Seller to enter into this Agreement and to deal exclusively with Buyer, and to reimburse the Seller for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Section 9.3(b) of this Agreement, Seller shall be entitled to receive from Buyer the payment of Five Hundred Thousand Dollars ($500,000) as liquidated damages in full satisfaction of Seller's claims under this Agreement. Notwithstanding the foregoing, Buyer shall have no obligation to make such payment to Seller if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Sections 9.1, 9.2(a) or 9.2(b) of this Agreement or if any material consents under Section 9.2(c) are not obtained, provided the failure to obtain such material consents is not due to the financial condition of Buyer, whether or not the conditions set forth Section 9.3(b) have been satisfied.

     (c) In order to induce Buyer to enter into this Agreement and to deal exclusively with Seller, and to reimburse the Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that (i) the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in
Section 9.2(b) of this Agreement or (ii) Seller terminates this Agreement without cause hereunder and, at the time of termination Seller has received, or thereafter receives, an alternative offer to purchase the VCW Business which offer is accepted by Seller within six (6) months after such termination, Seller shall pay to Buyer an amount equal to Five Hundred Thousand Dollars ($500,000.00) as liquidated damages in full satisfaction of Buyer's claims under this Agreement. Notwithstanding the foregoing, Seller shall not be obligated to make such payment to Buyer if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy, the conditions set forth in Sections 9.1, 9.3(a) or 9.3(b) of this Agreement, whether or not the conditions set forth in Section 9.2(b) have been satisfied.

     10.4  Amendment.

     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.5  Extension; Waiver.

     The parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 11. POST-CLOSING INDEMNIFICATION OBLIGATIONS

     11.1  Indemnification.

     (a) Seller shall indemnify and hold Buyer harmless against and in respect of all claims, costs, losses, expenses, liabilities, suits, actions or damages, including reasonable attorneys' and accountants' fees and disbursements (hereinafter "Damages") arising out of Seller's breach of its representations and warranties contained in this Agreement or asserted against Buyer relating to or directly arising from Seller's ownership of the Assets or the conduct of the VCW Business prior to the Closing Date other than Assumed Obligations;

     (b) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages arising out of Buyer's breach of its representations and warranties contained in this Agreement or asserted against Seller relating to or directly arising from Buyer's ownership of the Assets or conduct of the VCW Business or Buyer's failure to satisfy the Assumed Obligations or Buyer's Obligations under Section 8.7 of this Agreement as of and subsequent to the Closing Date;

     (c) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages asserted against Seller relating to the environmental condition associated with the former operations of the Athens MGP or Buyer's failure to satisfy its obligations contained in Section 8.8 concerning the environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     (d)  In the event of a claim for indemnification under this
Section 11. 1, the party seeking indemnification shall promptly notify the indemnifying party in writing of the nature of the claim for which indemnification is sought within a reasonable time after the assertion of the claim. The indemnifying party shall be entitled to participate at its own expense in the defense, or if it so elects, within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim. If the indemnifying party so elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and reasonably satisfactory to the party seeking indemnification. In the event that the indemnifying party elects to assume the defense of any such suit and retain its own counsel, the party seeking indemnification shall (i) bear the fees and expenses of any additional counsel thereafter retained by it, and (ii) not settle such suit without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

     In the event the party seeking indemnification fails to promptly notify the indemnifying party, the indemnifying party shall be relieved of liability for such claim to the extent such delay materially adversely affects the indemnifying party's ability to defend the claim.

     (e) Notwithstanding anything to the contrary contained herein: (i) all claims by either party arising out of or relating to this Agreement shall be brought under this
Section 11.1; (ii) all claims arising under subparagraphs (a) and (b) of this Section 11.1 must be made within eighteen (18) months from the Closing Date; and (iii) neither Buyer nor Seller shall be liable for any claim arising under subparagraphs (a) and (b) of this Section 11.1 until the aggregate amount of all such claims made against such party exceeds $100,000.00, it being understood that, once the aggregate amount of claims exceeds $100,000.00, the indemnifying party shall be fully liable for any claims made by the other party (including the first $100,000.00 of any such claims) up to an aggregate amount equal to the Purchase Price. The limitations on the indemnification obligation of the parties contained in this subparagraph shall not limit in any way Buyer's indemnification obligation contained in subparagraph (c) of this Section 11.1.

ARTICLE 12.  GENERAL PROVISIONS

     12.1  Survival of Representations and Warranties.

     Notwithstanding any term or provision of this Agreement to the contrary and regardless of any investigation made by any party, the representations and warranties contained in this Agreement or otherwise made or delivered pursuant to, or in connection with, this Agreement, the transaction contemplated hereunder or any related transactions shall survive the Closing for a period of twenty-four (24) months from the Closing Date.

     12.2  Notices.

     All notices and other communications hereunder shall be in writing and shall be deemed given when personally delivered or telecopied,(with confirmation from recipient), three (3) days after mailed by registered or certified mail (return receipt requested) or on the day delivered by any express courier (with confirmation from recipient) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to the Buyer, to:

          C&T Enterprises, Inc.
          1775 Industrial Boulevard
          P.O. Box 551
          Lewisburg, PA 17837
          Attn: General Counsel

          With copies to:
          Management Consulting Services, Inc.
          1667 K Street, N.W., 210
          Washington, D.C. 20006

          and

          Facer & Stamoulas, P.C.
          1025 Connecticut Avenue, N.W., #610
          Washington, D.C. 20006

      (b) if to the Seller, to:

          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminister, New Jersey 07921-0760
          Attn: General Counsel with a copy to:

          Bourne, Noll & Kenyon
          382 Springfield Avenue
          P.O. Box 690
          Summit, New Jersey 07902-0690
          Attention: Roger Mehner, Esq
          Facsimile No.: (908) 277-6808

     12.3  Interpretation.

     When a reference is made to this Agreement to Sections, or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof' and terms of similar import, unless the context otherwise requires, shall be deemed to be October 4, 2000.

     12.4  Counterparts.

     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     12.5  Entire Agreement.

     This Agreement (including the documents and instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect -to the subject matter hereof.

     12.6  Governing Law.

     This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law, and the Seller consents to jurisdiction in a Court of Common Pleas in Pennsylvania with respect to any claims arising out of this Agreement.

     12.7  Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provision of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed to be so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     12.8  Publicity.

     Except as otherwise required by law, neither the Seller nor the Buyer nor either of their subsidiaries shall be permitted to issue or cause the publication or any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not by unreasonably withheld.

     12.9  Assignment.

     Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer and Seller shall each have the right to assign its right, interest or obligations hereunder to a wholly-owned subsidiary of Buyer so long as Buyer remains liable for all terms, conditions, obligations and agreements contained in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and Seller have caused this
Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                 NUI CORPORATION (SELLER)

                                 s/John Kean, Jr.

                                 By: John Kean, Jr.
                                     President and Chief
                                     Executive Officer

                                 C & T ENTERPRISES, INC. (BUYER)

                                 s/Robert O. Toombs

                                 By: Robert 0. Toombs
                                     President and Chief
                                     Executive Officer



ASSET SALE AGREEMENT BY AND BETWEEN
NUI CORPORATION AND C&T ENTERPRISES, INC.

SCHEDULES

1.1           --  Real Property Owned
1.2(a)        --  Real Property Leased
1.2(b)        --  Easements
1.3           --  Equipment
1.4           --  Transportation and Storage Contracts/Supply
                  Contracts
2.2           --  Allocation of Purchase Price
  4           --  Assumption of Liabilities
5.4           --  Seller's Consents and Approvals
5.5           --  Claims and Litigation
5.9(a)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of September 30, 1999
5.9(b)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of June 30, 2000
5.12          --  Intangible Assets
5.13          --  Exceptions to Title to Assets
5.14(a)       --  Employment Agreements
5.14(b)       --  Employee Welfare Benefit Plans
5.14(d)       --  Seller's Saving Plan
5.15          --  Personnel Identification and Compensation
5.17(b)       --  Environmental Matters
5.17(c)       --  Exceptions to Environmental Permits
5.19          --  Definition of Seller's Knowledge
6.4           --  Buyers Consents
6.8           --  Definition of Buyer's Knowledge



                              SCHEDULE 1.1

                           Real Property Owned

Sayre 0ffice
523 S. Keystone Avenue
Sayre, PA  18840

Service Center
527 S. Keystone Avenue
Sayre, PA  18840

Athens Plant (pipe yard/storage, district regulator station)
Walnut Street
Athens. PA  1981l



                             SCHEDULE 1.2(a)

                           Real Property Leased

Propane Air Plant
New Street
Athens, PA  18810
Athens. PA I SS 10

City Gate Station
Franklin Road
Monroeton. PA



                             SCHEDULE 1.2(b)

                                Easements

                               See Attached



                               SCHEDULE 1.4

                     Transportation and Storage Contracts/
                              Supply Contracts

                                See Attached



                Valley Cities/Waverly Transportation &
                     Storage/Supply Contracts

          Name                                      Description                                       DATE
Agf Direct Gas Sales Inc           Base Agreement For Sale & Purchase Of Gas
02/22/1996
Aquila Energy Marketing Corp       Base Agreement For Sale & Purchase Of Gas
07/01/1996
Belden & Blake Corp                Netting & Set-Off Agreement                                      02/01/1998
Belden & Blake Corp                Base Agmt For Sale & Purchase Of Gas
11/12/1997
Citrus Trading Corp                Base Agreement For Sale & Purchase Of Gas
03/01/1996\
Coral Energy Resources Lp          Base Agreement For Sale & Purchase Of Gas
04/01/1996
Energy Source Inc.                 Base Agreement For Sale & Purchase Of Gas
05/01/1996
Equitable Resources (Eri, Inc.     Base Agreement For Sale & Purchase of Gas
05/01/1996
Florida Gas Utility                Base Agreement For Sale & Purchase Of Gas
04/18/1996
Igm Inc                            Base Sale & Purchase Agreement                                   01/12/1996
Natural Gas Clearinghouse          Base Agreement For Sale & Purchase Of Gas
12/01/1996
Noram Energy Services Inc          Base Agreement For Sale & Purchase Of Gas
05/01/1996
Norstar Energy Lp                  Base Agreement For Sale & Purchase Of Gas
04/01/1996
North Atlantic Utilities           Base Agreement For Sale & Purchase Of Gas
03/06/1996
Pan Energy Gas Services Inc        Base Agreement For Sale & Purchase Of Gas
05/01/1996
Peco Gas Supply Company            Gas Sale & Purchase Agreement
02/21/1996
Perry Gas Companies Inc            Base Agreement For Sale & Purchase Of Gas
06/01/1996
Teco Gas Marketing                 Base Sale & Purchase Agreement                                   01/15/1996
Tejas Power Corporation            Gas Sale & Purchase Agreement                                    02/21/1996
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #935                                   09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #936                                   09/01/1993
Tennessee Gas Pipeline Co*         Gas Transportation Agmt - #959
09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #2157
09/01/1993
Tennessee Gas Pipeline Co          Partial Assignment Agmt                                          09/01/1993
Tennessee Gas Pipeline Co          Operational Balancing Agmt                                       09/01/1993
Tennessee Gas Pipeline Co.         Gas Storage Contract - #2277                                     09/01/1993
Texaco Natural Gas, Inc.           Base Agreement For Sale & Purchase Of Gas
06/01/1996
Transcanada Gas Services Inc*      Base Agreement For Sale & Purchase Of Gas
05/01/1996



                          SCHEDULE 2.2

                   Allocation of Purchase Price



                          SCHEDULE 4

                   Assumption of Liabilities

                         Capital Leases
      Accounts Payable that have become due and payable
       no more than 45 days prior to the Closing Date
                         Customer Deposits
                Customer Advances for Construction
                      Regulatory Liabilities
                Over Received Purchased Gas Cost
                    Budget Billing Liabilities
                       Real Property Leases
   Contracts (Subject to Seller's retained rights thereunder)
                            Easements
  Collective Bargaining Agreement, if any reached with the Union
                      Office Equipment Leases
    Radio Tower Lease at Round Top Park, Athens Township, P.A.



                           SCHEDULE 5.4

                  Seller's Consents and Approvals

      The consents of or filings with the applicable public
       utility commissions in the following jurisdictions
                  must be obtained or made:

                            New Jersey
                             New York
                           Pennsylvania
                  Florida (post-closing filing only)

     The transactions contemplated by this Agreement may also require a filing or filings under the Hart-Scott-Rodino Act

             See also attached consents to assignment list



                          SCHEDULE 5.5

                     Claims and Litigation

                             None



                          SCHEDULE 5.9(a)

      Balance Sheet and Related Income Statement of VCW Business
                      as of September 30, 1999

                            See Attached



                     Valley Cities/Waverly
                      Statement of Income
                          1999-09-30

Operating Margins
  Operating Revenues                                 $9,280,074
  Purchased Gas and Fuel                              5,312,951
  Energy Taxes                                          263,276
Total Operating Margins                               3,703,846

Operations:
  Total Labor                                           732,662
  Employee Benefits                                      50,713
  Outside Services                                      127,810
  Provision for Bad Debt                                101,666
  Other Operating Expenses                               96,951
  Insurance                                                   -
  Travel & Entertainment                                  4,832
  Rents & Leases                                         19,886
  Dues and Memberships                                    7,125
  Materials & Supplies                                  230,072
  Amortizations                                           4,225
  Allocations                                           513,133
  Inter-Deptl Chgs                                      411,570
  Capitalized Costs                                     (37,104)
  Non-Recurring Items                                  (323,836)
Total Operations and Maintenance Exp.                 1,942,838

  Depreciation                                          439,294
  Amortization of Acq. Adjustment                       106,967
  Other General Taxes                                   291,669
Total Other Operating Expenses                        2,780,768

Net Operating Income                                    923,078

Other Income (Expense)                                     (138)

Income before Interest Expense                          922,940

Interest Expense
  Interest on Long-term Debt                            289,047
  Other Interest                                        171,330
  Amort. of Debt Expenses and Premiums                   28,149
    Total Interest Expense                              488,526
  Net Income (Loss) before Income Taxes                 434,414

    Income Taxes                                        171,014
  Net income (Loss) After Income Taxes                $ 263,400



                                                 SCHEDULE 5.9(a)
                          NUI Corporation
                           Balance Sheet
                            1999-09-30

                                                       VCW

Assets
Utility Plant
  Utility Plant in Service                        $ 15,635,015
  Construction Work-in-Progress                        521,682
  Unamortized Utility Plant Acq. Adj.                2,629,603
  Accumulated Depreciation-Utility                  (5,600,083)
Net Utility Plant                                   13,186,217

Current Assets
  Cash                                                  11,446
  Accounts Receivable                                  264,302
  Allowance for Uncollectible Accounts                 (69,444)
  Fuel Inventory                                       770,288
  Plants Materials & Supplies                          156,353
  Merchandise Inventory                                 69,192
  Prepayments & Other                                1,172,614
Total Current Assets                                 2,374,751

Other Assets
  Unamortized Debt Expense                              40,565
  Environmental Clean-up Costs                          28,576
  Other Regulatory Assets                              535,989
  Restricted Cash                                       43,357
  Deferred Charges and Other                            22,801
Total Other Assets                                     671,298
                                                    $16,232,257

Liabilities & Divisional Equity
Capitalization
  Common Stock                                     $
  Paid-in Capital                                    6,190,677
  Unappropriated Retained Earnings                    (299,641)
Total Capitalization                                 5,891,036

Long-Term Debt
  Medium-Term Notes                                  3,672,400
Total Long-Term Debt                                 3,672,400

Current Liabilities

  Notes Payable to Banks                             2,824,425
  Accounts Payable                                     673,164
  Customer Deposits                                      2,601
  Accrued Interest Payable                               4,300
  Federal Income Taxes                                 167,996
  Overrecovered Purchased Gas Costs                    844,154
  Miscellaneous Current & Accrued Liabilities           97,989
Total Current Liabilities                            4,614,629

Deferred Credits and Other Liabilities
  Deferred Federal Income tax                        1,184,277
  Unamortized Investment Tax Credits                   104,053
  Order 636 Liability                                  192,262
  Customer Advances for Construction                    81,633
  Other Deferred Credits                                13,011
  Regulatory Liabilities                               478,956
Total Deferred Credits & Other Liabilities           2,054,192

                                                   $16,232,257



                           SCHEDULE 5.9(b)

    Balance Sheet and Related Income Statement of VCW Business
                        as of June 20, 2000

                              See Attached



                                               SCHEDULE 5.9(b)
                             NUI Corporation
                         Combining Balance Sheet

                                                     VCW
Assets
Utility Plant
  Utility Plan in Service                        $ 16,501,249
  Construction Work-in-Progress                        94,349
  Utility Plant Acq. Adj.                           3,219,013
  Accumulated Amortization - PAA                     (669,635)
  Accumulated Depreciation - Utility               (6,012,943)
Net Utility Plant                                  13,132,034

Current Assets
  Cash                                                134,961
  Accounts Receivable                                 529,939
  Allowance for Uncollectible Accounts               (119,122)
  Fuel Inventory                                      306,801
  Plant Materials & Supplies                          136,143
  Merchandise Inventory                                65,186
  Prepaid Energy Taxes                                 13,982
  Prepayments & Other                               1,244,051
Total Current Assets                                2,311,942

Other Assets
  Unamortized Debt Expenses                            19,915
  Environmental Clean-up Costs                         28,576
  Other Regulatory Assets                             451,512
  Restricted Cash                                      44,332
Total Other Assets                                    544,335
                                                 $ 15,988,311

Liabilities & Divisional Equity
Capitalization
  Common Stock                                   $          -
  Paid-In Capital                                  6,190,677
  Unappropriated Retained Earnings                   (202,244)
Total Capitalization                                5,988,433

Long-Term debt
  Medium-Term Notes                                 3,672,400
Total Long-Term Debt                                3,672,400

Capital Lese Obligations                               28,382

Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                       1,040,229
  Unamortized Investment Tax Credits                   98,716
  Order 636 Liability                                 192,262
  Customer Advances for Construction                   78,095
  Other Deferred Credits                               13,011
  Regulatory Liabilities                              403,283
Total Deferred Credits & Other Liabilities          1,825,596
                                                 $ 15,988,311



                                                 SCHEDULE 5.9(b)
                      Valley Cities/Waverly
                       Statement of Income
                      YTD as of 2000-06-30

Operating Margins
  Operating Revenues                          $7,644,435
  Purchased Gas and Fuel                       4,388,242
  Gross Receipts and Franchise Taxes             107,512
Total Operating Margins                        3,148,681

Other Operating Expenses
  Operations and Maintenance                   1,621,326
  Depreciation                                   348,219
  Amortization of Acq. Adjustment                 80,225
  Other General Taxes                            225,360
Total Other Operating Expenses                 2,305,130

Other Income (Expense)                               337

Interest Expense
  Interest on Long-term Debt                     216,785
  Other Interest                                 173,898
  Amort. of Debt Expenses and Premiums            20,650
Total Interest Expense                           411,333

Net Income (Loss) before Income Taxes           $432,554

Income Taxes                                     164,161

Net Income (Loss) After Income Taxes            $268,393



                          SCHEDULE 5.12
                        Intangible Assets

Valley Cities Gas
Waverly Gas
and all other tradenames, trademarks, service names and service marks, whether registered or unregistered, in connection with the VCW Business other than names or marks including the "NUI" name.



                          SCHEDULE 5.13
                   Exceptions to title to Assets

Vehicles:

YEAR        MAKE          MODEL                   VIN

1998        Merc          Grand Marquis    2MEFM74W8WX682477
2000        Ford          F 450            1FDXF46S7YED40947
1999        Ford          Van              1FTPE2421XHB98820
2000        Ford          F150             1FTRX18W5YNB26029
2000        Ford          F250             1FTNX21LXYEE41137
1996        Case          1840             JAF0159086
1997        Ford          F150             1FTDF1728VNC88776
1979        Ford          F150             1FTDF1725VNC82806

Other Equipment:

Quantity    MAKE          MODEL

1           Pitney Bowes  E500 Mail Machine
1           Pitney Bowes  A523 Scale
1           Pitney Bowes  A900 Postage Meter
1           Konica        7040 Copier



                         SCHEDULE 5.14(a)

                       Employment Agreements

                               None

Seller's collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers ("Union") has expired. The Company provided its last and bet offer to the Union in August, 2000 which agreement has not yet been formally accepted by the Union. A copy of the last and best offer to the Union response has been provided to Buyer.



                         SCHEDULE 5.14(b)

                   Employee Welfare Benefit Plans

Pennsylvania and Southern Employee Pension Plan

NUI Savings and Investment Plan

Employee Stock Purchase Plan



                          SCHEDULE 5.14(d)

                            Savings Plan

                               None



                          SCHEDULE 5.15

            Personnel Identification and Compensation

                           See Attached



               Employee Base Salary as of 07/2000

EmplID      Eff Date         Name                Group        Status    Annual Rt
<s>         <c>         <c>                      <v>          <v>       <c>
45042       2000-01-01  Bennett, Lori A          VB1            A       19,749.79
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43303       2000-01-01  Ciavardini, Gloria L.    VB1            A       16,081.42
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       2000-01-01  Garrity, Elizabeth C.    VB1            A       19,590.48
45034       2000-01-01  Gillette, Sally E.       VB1            A       22,264.53
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       2000-01-01  Hickey, Timothy M.       VB1            A       24,283.58
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       2000-01-01  Johnston, Keith R.       VB1            A       40,753.44
43247       2000-01-01  Johnston, Marjorie M.    VB1            A       33,321.60
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43297       2000-01-01  Lohmann, Michael         VB1            A       31,753.80
45071       2000-02-01  May, Timothy E.          VB1            A       26,395.20
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
46364       2000-05-12  Middaugh, Brian          VB1            A       12,480.00
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       2000-01-01  Stivason, Sharon L.      VB1            A       31,725.81
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams,  Douglas W.    VB1            A       29,993.60
43341       2000-02-18  Bowers, Dale K.          VB2            A       40,589.64
45037       2000-01-01  Crocker, Robert J.       VB2            A       58,953.00
45027       2000-01-01  Hurd, Stephen D.         VB2            A       41,958.07



                  Employee Base Salary as of 07/1999

EmplID      Eff Date         Name                Group        Status    Annual Rt
43341       1999-06-01  Bowers, Dale K.          VB2            A       38,656.80
45037       1999-01-04  Crocker, Robert J.       VB2            A       56,959.00
45027       1999-06-01  Hurd, Stephen D.         VB2            A       40,539.20
45042       1999-01-04  Bennett, Lori A.         VB1            A       19,081.92
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43273       1999-04-01  Chilson, Timothy         VB1            A       34,736.00
43303       1999-04-01  Ciavardini, Gloria L.    VB1            A       15,537.60
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       1999-04-01  Garrity, Elizabeth C.    VB1            A       18,928.00
45034       1999-04-20  Gillette, Sally E.       VB1            A       21,881.60
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       1999-04-01  Hickey, Timothy M        VB1            A       23,462.40
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       1999-01-04  Johnston, Keith R.       VB1            A       38,812.80
43247       1999-04-01  Johnston, Marjorie M.    VB1            A       29,806.40
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43249       1998-10-07  Lewis, Steven            VB1            A       27,726.40
43297       1999-01-04  Lohmann, Michael         VB1            A       30,680.00
45071       1999-05-01  May, Timothy E.          VB1            A       26,062.40
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
45044       1999-04-19  Moore, Carla K.          VB1            T       16,182.40
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       1999-01-04  Stivason, Sharon L.      VB1            A       30,652.96
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams, Douglas W.     VB1            A       29,993.60



                       SCHEDULE 5.17(b)

                     Environmental Matters

Release of dilute ethylene glycol/water mixture at Athens
Propane-Air facility in 1995 and 1996.  See memorandum dated
July 20, 2000 and, NUI Valley cities Gas Service/NUI Waverly Gas
Service Environmental Compliance Baseline provided with due diligence matters.



                       SCHEDULE 5.17(c)

              Exceptions to Environmental Permits

                             None



                          SCHEDULE 5.19

                 Definition of Seller's Knowledge

Members of Seller's management team deemed to have knowledge for purposes of the term ("Seller's Knowledge"):

                               John Kean, Jr.
                               Robert Lurie
                             Victor Fortkiewicz
                              Marck Abramovic
                              James Van Horn
                              Robert J. Crocker



                         SCHEDULE 6.4

                        Buyer's Consents

             Rural Utilities Service of the Department of
Agriculture Pennsylvania Public Utility Commission New York
Public Service Commission Securities and Exchange Commission



                         SCHEDULE 6.8

                 Definition of Buyer's Knowledge

Members of Buyer's management team deemed to have knowledge for purposes of the term ("Buyer's Knowledge")

                               Robert O. Tombs
                               Craig Eacher



                                                     Exhibit D-2

                       STATE OF NEW YORK
                   PUBLIC SERVICE COMMISSION


                NOTICE OF PROPOSED AGENCY ACTION
                       No Hearing Required


     Re:  Joint Petition of NUI Utilities, Inc., C&T
          Enterprises, Inc. and Valley Energy, Inc. for
          Authority Pursuant to Section 70 of The Public
          Service Law to Transfer Gas Distribution Assets


     PURSUANT to the provisions of the State Administrative
Procedure Act, NOTICE is hereby given of the following proposed action:

PROPOSED ACTION:

     Approval of a Joint Petition pursuant to Section 202 of the State Administrative Procedures Act. The Joint Petition was filed by NUI Utilities, Inc. ("NUI"), C&T Enterprises, Inc. ("C&T") and Valley Energy, Inc. ("Valley Energy") under Public Service Law "PSL") Section 0 and seeks permission for NUI to transfer its gas distribution facilities in the Village of Waverly, and its planned facilities in the Town of Chemung to C&T, and ultimately to Valley Energy.

STATUTORY AUTHORITY:

     Public Service Law Section 70; State Administrative
Procedure Act Section 202.

SUBJECT:

     Grant of permission for NUI to transfer it gas distribution facilities in the New York State to C&T and ultimately to Valley
Energy.

PURPOSE:

     To approve, under PSL Section 70, the Asset Sale Agreement under which NUI agreed to sell the assets it uses in the operation of its Waverly Gas Service and Valley Cities Gas Service (Pennsylvania) divisions to C&T, and ultimately to Valley Energy. Under the proposed agreement, NUI has agreed to sell all of its New York and Pennsylvania gas transmission assets to C&T on the basis of three primary considerations:

     1)  the purchase price that C&T offered for NUI's assets;

     2) C&T's willingness to make commitments to NUI's employees in New York and Pennsylvania; and

     3) C&T's demonstrated ability to continue and even enhance the quality of service provided by NUI to its New York and Pennsylvania customers.

SUBSTANCE OF PROPOSED ACTION:

     The proposed Commission action would grant the requested authority under PSL Section 70 and pursuant to State
Administrative Procedure Act Section 202.

EXPRESS TERMS OF PROPOSED ACTION MAY BE OBTAINED FROM:

     The express terms of the Joint Petition may be obtained from the Honorable Janet H. Deixler, Secretary, Public Service
Commission of the State of New York, Three Empire State Plaza,
Albany, New York 12223, (518) 474-6530.

DATA, VIEWS OR ARGUMENTS MAY BE SUBMITTED TO:

     Same as above.



                         STATE OF NEW YORK
                    PUBLIC SERVICE COMMISSION

--------------------------------x
                                )
In the Matter of                )
                                )
Verified Joint Petition of      )
NUI Utilities, Inc.,            )
C&T Enterprises, Inc. and       )
Valley Energy, Inc.             )     Case No. __________
For Authority Pursuant to       )
Section 70 of the               )
Public Service Law to           )
Transfer Gas Distribution       )
and Transmission Assets         )
                                )
--------------------------------x


         VERIFIED JOINT PETITION OF NUI UTILITIES, INC.,
          C&T ENTERPRISES, INC. AND VALLEY ENERGY, INC.
        FOR AUTHORITY PURSUANT TO SECTION 70 OF THE PUBLIC
          SERVICE LAW TO TRANSFER GAS DISTRIBUTION AND
                       TRANSMISSION ASSETS



                             NUI UTILITIES, INC.
                             By:  Bruce V. Miller, Esq.
                                  Peter J. O'Connor, Esq.
                                  LeBoeuf, Lamb, Greene and
                                  MacRae, L.L.P.
                                  One Commerce Plaza, Suite 2020
                                  99 Washington Avenue
                                  Albany, NY  12210-2820

                             C&T ENTERPRISES INC. AND
                             VALLEY ENERGY, INC.
                             By:  Kenneth Zielonis, Esq.
                                  STEVENS & LEE
                                  Suite 310
                                  208 North Third Street
                                  Harrisburg, PA  17108-2090

April 10, 2001



                         STATE OF NEW YORK
                    PUBLIC SERVICE COMMISSION

--------------------------------x
                                )
In the Matter of                )
                                )
Verified Joint Petition of      )
NUI Utilities, Inc.,            )
C&T Enterprises, Inc. and       )
Valley Energy, Inc.             )     Case No. __________
For Authority Pursuant to       )
Section 70 of the               )
Public Service Law to           )
Transfer Gas Distribution       )
and Transmission Assets         )
                                )
--------------------------------x


           VERIFIED JOINT PETITION OF NUI UTILITIES, INC.,
            C&T ENTERPRISES, INC. AND VALLEY ENERGY, INC.
         FOR AUTHORITY PURSUANT TO SECTION 70 OF THE PUBLIC
             SERVICE LAW TO TRANSFER GAS DISTRIBUTION AND
                        TRANSMISSION ASSETS

I.  Introduction

     1. Pursuant to Section 70 of the New York State Public Service Law, NUI Utilities, Inc. ("NUI"), C&T Enterprises, Inc. ("C&T") and Valley Energy, Inc. ("Valley Energy" and together with NUI and C&T, the "Petitioners"), through their undersigned attorneys, hereby respectfully request that the New York State Public Service Commission (the "Commission") approve NUI's transfer of certain gas distribution and transmission facilities to C&T and ultimately to Valley Energy. The facilities in New York to be transferred include facilities that distribute gas in the Village of Waverly.

     2.  In support of this Verified Joint Petition, the
Petitioners submit the following information:

II.  The Petitioners

     3. NUI is a New Jersey corporation that supplies natural gas to consumers in New York, Florida, New Jersey and Pennsylvania.(1) NUI is a gas corporation as defined in
Section 2(11) of the Public Service Law.(2) NUI has operated the gas transmission facilities in New York since April 1994. NUI serves approximately 1300 customers in New York State under the name "Waverly Gas Service." NUI plans to expand its New York gas transmission operations to include the Town of Chemung and service to the facility being constructed by Vulcraft of New York, Inc. ("Vulcraft"), a subsidiary of Nucor Corporation, for the manufacture of steel joists, joist bridging, decking and related products on an approximately 100 acre parcel of land located in the Town of Chemung. The Commission granted NUI permission to expand its gas transmission facilities into the Town of Chemung on April 2, 2001, in Case 01-G-0376. NUI also operates as a gas public utility in Pennsylvania under the name "Valley Cities Gas Service." The assets to be transferred to C &T, and ultimately to Valley Energy, under the proposed agreement include all of NUI1s gas plant in New York and Pennsylvania.

__________

(1) Until recently NUI Utilities, Inc. was known as "NUI Corporation." As part of a corporate restructuring, the name was changed to NUI Utilities, Inc. As part of the same restructuring, a new holding company was formed under the name NUI Corporation. The new NUI Corporation now owns NUI Utilities, Inc. This transaction was approved by the Commission by order dated December 22, 2000, in Case
     No. 00-G-1260, Petition of NUI Corporation d/b/a Waverly Gas Company for Approval of the Formation of a Holding Company.

(2)  N.Y. Pub. Serv. Law Section 2(11) (McKinney 2000).

     4. C&T is a Pennsylvania corporation and an exempt "public utility holding company" under the Public Utility Holding Company Act of 1935 ("PUHCA" ).(3) C&T is a subsidiary of two rural electric cooperatives, Tri-County Rural Electric Cooperative, Inc. ("Tri-County") and Claverack Rural Electric Cooperative Inc. ("Claverack"). C&T was established specifically for the acquisition of the stock of a Pennsylvania electric distribution company, Citizens Electric Company ("Citizens").

__________

(3)  15 U.S.C. Section 79 et seq.(2001).

     5. Valley Energy is a Pennsylvania corporation that was incorporated on October 17, 2000 for the purposes of ultimately:
a) owning and operating the tangible and intangible assets used by NUI to provide natural gas distribution service in Pennsylvania; and b) assuming NUI's rights and obligations as a Pennsylvania natural gas distribution company.

III.  The Proposed Transactions

     6. Under the proposed agreement, NUI has agreed to sell all of its New York and Pennsylvania gas transmission and distribution assets to C&T, and ultimately to Valley Energy, on the basis of three primary considerations:

          1) the purchase price that C &T offered for NUI's assets;

          2) C&T's willingness to make commitments to NUI's employees in New York and Pennsylvania; and

          3) C&T's demonstrated ability to continue and even enhance the quality of service provided by NUI to its New York and Pennsylvania customers.

     7. On October 4, 2000, NUI and C &T entered into an Asset Sale Agreement under which NUI agreed to sell the aforementioned gas distribution and transmission assets it uses in the operation of its Waverly Gas Service and Valley Cities Gas Service divisions to C&T, and ultimately to Valley Energy. The expansion of NUI's gas transmission facilities to service the Vulcraft facility was contemplated by the Petitioners as part of the Asset Sale Agreement (see Section 8.12 of the Asset Sale Agreement). A true and correct copy of the Asset Sale Agreement is attached as Exhibit A.

     8. The closing of the Asset Sale Agreement is subject to the prior approvals of various regulatory agencies, including the Commission. Once these and other conditions to the closing have been satisfied and the closing has occurred, C&T intends to convey the natural gas distribution assets to a new subsidiary, Valley Energy, which will own and operate the New York and Pennsylvania gas assets.

     9. In New York, NUI currently holds franchises for the distribution of natural gas in the Village of Waverly and the Town of Chemung. Exhibit B contains a copy of the Village of Waverly franchise, duly certified by the proper municipal official stating the name of the grantor and date when granted. The Commission approved the transfer of the franchise to NUI on March 8, 1994, in Case 93-G-0802. Also included as part of Exhibit B is a copy of the Town of Chemung franchise, duly certified by the proper municipal official stating the name of the grantor and date when granted. As stated above, the Commission approved NUI's exercise of the Town of Chemung franchise on April 2, 2001, in Case 01-G-0376.

     10. Neither the franchise granted by the Village of Waverly nor the franchise granted by the Town of Chemung requires the municipalities, approval before the transfer of the franchise. Therefore, no copy of any municipal approval to the transfer of the franchise is necessary.

     11. An inventory of the property proposed to be transferred by NUI to C&T is included as Exhibit C. The inventory lists the original cost of such property. The inventory classifies the property according to the system of accounts prescribed by the Commission for NUI.

     12. An estimate of the accrued depreciation in the property together with a statement of the method used in arriving at such estimate is included as part of Exhibit C.
Exhibit C also lists the cost of the property to be transferred as it appears on NUI's balance sheet.

     13. A statement of contributions towards the construction of the property is included as Exhibit D.

     14. A statement of NUI's and C&T's operating revenues, expenses and taxes for 1998, 1999 and 2000, and the companies' latest available balance sheets are included as Exhibit E.

IV. Public Interest Considerations

     15. Approval of the Verified Petition would be in the public interest because it would continue to provide New York consumers with affordable, safe and reliable gas service. The Asset Sale Agreement and C&T and Tri-County's history of providing public utility service through operating subsidiaries in Pennsylvania demonstrate that the company is committed to continuing to provide superior utility service to New York consumers. In particular, C&T has agreed: 1) to offer each of NUI's New York and Pennsylvania employees positions of comparable seniority and of at least the same compensation as their positions with NUI; 2) to pay severance to any former employee of NUI terminated for reasons other than cause during the first year after closing of the NUI/C &T transaction; and
3) to provide former NUI employees with a benefits package that is comparable to the package that is currently provided by NUI.

     16. Since Tri-County's acquisition of Wellsboro Electric Company ("Wellshoro") in 1994 and C&T's Acquisition of Citizens in 1998, C&T and its subsidiaries have demonstrated their ability to provide adequate, efficient, safe and reliable service to utility customers. Moreover, C&T specifically has agreed in the Asset Sale Agreement: 1) to conduct NUI's natural gas distribution operations consistent with past practice; 2) to maintain the goodwill of NUI's customers, suppliers and others having a business relationship with NUI's operations; 3) to take advantage of the operational flexibility and reliability provided by NUI's interstate pipeline delivery and gas supply contracts; and 4) to rely, where commercially reasonable, on NUI's expertise in gas supply procurement, billing, information systems and other administrative functions, even after the closing of the transaction.

     17. NUI's natural gas distribution operations in New York and Pennsylvania are very small compared to its distribution operations in other states. For example, NUI has over 250,000 distribution customers in New Jersey and over 100,000 in Florida. NUI continually updates and refines its business strategy. NUI has determined, from a strategic prospective, to focus its business on its larger regulated utility operations. For that reason, NUI has agreed to sell its New York and Pennsylvania assets to C&T, while assuring its consumers and the Commission, that its customers and employees will be at least as well served by C&T as they have been by NUI.

     18. The Petitioners believe that as a smaller organization dedicated to providing distribution services to small and largely rural communities in southern New York and northern Pennsylvania, C&T will be able to provide more extensive and more local attention to New York customers and the communities in which they live. Nevertheless, as a smaller organization dedicated to providing distribution services to small and largely rural communities in north-central Pennsylvania (and, as a result of the Asset Sale Agreement, a small portion of southern New York), C&T/Valley Energy will be able to provide more extensive and more local attention to New York and Pennsylvania customers and to the communities in which they live and work. Tri-County and Claverack are committed to the local communities where their directors, management, staff and shareholder members/customers live and work. C &T strongly believes that regionalization of energy assets will provide opportunities for economic growth in these rural communities and is committed to accelerating such economic growth. C&T/Valley Energy intends to expand the existing customer base in order to compete effectively in the market environment created by competition in energy markets. C &T/Valley Energy is committed to the continuation of safe and adequate service to New York customers. The particular benefits that NUI has been able to provide to New York consumers will survive the proposed transfer. NUI will continue to supply pipeline delivery, gas supply procurement, billing, information systems and other administrative functions pursuant to contracts for such services.

19. Through its parent companies, Tri-County and Claverack, and it subsidiaries, Wellsboro and Citizens, C&T has consistently demonstrated its fitness to operate a public service company. The company possesses the financial, technical and managerial skills necessary to operate a public utility company. Together, Tri-County, Claverack, Wellsboro and Citizens have total plant-in-service of approximately $100 million and produce operating revenues of approximately $50 million. In addition, since 1994, Wellsboro, without any rate increase, has replaced over 12.7 miles of distribution lines and added 15.3 miles of new distribution lines. It has also improved its safety training program, increased its right-of-way maintenance by $275,000 per-year, purchased a new computer system and replaced its entire vehicle fleet. Furthermore, although not subject to the jurisdiction of the Pennsylvania Public Utility Commission, Tri-County and Claverack have over 120 years of combined experience in the retail electric industry. This valuable experience will be combined through an ongoing professional relationship with the experience and expertise of NUI as the operator of an extensive natural gas distribution system.

     20. It is also noteworthy that since the acquisitions of Wellsboro and Citizens, no formal complaints have been filed with the Pennsylvania Public Utility Commission against these two companies. Moreover, both companies continue to stay current in their fulfillment of all of the Pennsylvania Public Utility Commission's required fillings and the payment of all assessments.

     WHEREFORE, the Petitioners respectfully request that the Commission approve NUI Utilities, Inc.'s transfer of its New
York State gas transmission and distribution assets to C&T
Enterprises Inc., and ultimately Valley Energy, Inc.

                              Respectfully submitted,

                              s/Peter J. O'Connor
                              Bruce V. Miller, Esq.
                              Peter J. O'Connor, Esq.
                              LeBOEUF, LAMB, GREENE &
                                MacRAE, L.L.P.
                              One Commerce Plaza, Suite 2020
                              99 Washington Avenue
                              Albany, NY  12210-2820
                              (518) 626-9000

                               Attorneys for
                               NUI Utilities, Inc.

                               and

                               s/Kenneth Zielonis
                               Kenneth Zielonis, Esq.
                               STEVENS & LEE
                               Suite 310
                               208 North Third Street
                               Harrisburg, PA  17108-2090
                               (717) 234-1250

                               Attorneys for
                               C&T Enterprises Inc. and
                               Valley Energy, Inc.

Dated:  April 10, 2001



                          VERIFICATION

STATE OF NEW JERSEY             )
                                ) ss:
COUNTY OF UNION                 )

    Mark Abramovic, being duly sworn, states that:

     1.  I am the Senior Vice President, CFO & COO of NUI
Corporation.

     2. I am familiar with the Joint Verified Petition of NUI Utilities, Inc., C&T Enterprises, Inc. and Valley Energy, Inc. requesting approval of NUI Utilities, Inc.'s transfer of certain gas transmission facilities to C&T Enterprises, Inc., which will be filed with the New York State Public Service Commission on or about April 9, 2001.

     3.  The statements of fact contained in the Joint Verified
Petition relating to NUI Utilities, Inc. are true and correct to the best of my knowledge, information and belief.


                              s/Mark Abramovic
                              Mark Abramovic

Sworn to before me this
9th day of April, 2001.

_______________________
Notary Public



                          VERIFICATION

COMMONWEALTH OF PENNSYLVANIA    )
                                ) SS:
COUNTY OF Tioga                 )

     Robert 0. Toombs, being duly sworn states that:

     1.  I am the Chief Executive Officer of C&T Enterprises,
Inc.

     2. I am familiar with the Joint Verified Petition of NUI Corporation, C&T Enterprises, Inc. and Valley Energy requesting approval of NUI Corporation's transfer of certain gas transmission facilities to C&T Enterprises, Inc. and ultimately to Valley Energy, Inc., which will be filed with the New York State Public Service Commission on or about April 9, 2001.

     3.  The statements of fact contained in the joint verified
Petition relating to C&T Enterprises, Inc. and Valley Energy,
Inc. are true and correct to the best of my knowledge, information and belief.


                             s/Robert 0. Toombs
                             Robert 0. Toombs
                             President & CEO


Sworn to before me this
9th day of April, 2001

_______________________
Notary Public



                                                       Exhibit A

ASSET SALE AGREEMENT
BETWEEN
NUI CORPORATION
AND
C&T ENTERPRISES, INC.

Dated as of October 4, 2000



                          ASSET SALE AGREEMENT

     This Asset Sale Agreement (the "Agreement") is made as of this 4th day of October, 2000 by and between NUI CORPORATION, a New Jersey corporation having offices at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760 (the "Seller") and C&T ENTERPRISES, INC., a Pennsylvania corporation having offices at 1775 Industrial Boulevard, P.O. Box 551, Lewisburg, Pennsylvania 17837 (the "Buyer").

                              WITNESSETH:

     WHEREAS, Seller owns certain assets described herein, which assets are presently used in that portion of the Seller's business which is operated under the name of "Valley Cities Gas Service" and "Waverly Gas Service" which are operating divisions of Seller (hereinafter referred to as the "VCW Business"); and

     WHEREAS, Seller wishes to sell the assets constituting the VCW Business as more fully described herein to Buyer and Buyer wishes to buy such assets constituting the VCW Business subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. SALE, TRANSFER AND ASSIGNMENT OF ASSETS.

     Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller at the Closing described in Article 3 hereof, the assets, properties and interests of Seller constituting the VCW Business of every kind, character and description, whether tangible, intangible, real, personal or mixed, and wherever located except for the Excluded Assets, all of which are sometimes collectively referred to in this Agreement as the "Assets", including, but not limited to, the following:

     1.1  Owned Real Property.

     Those certain parcels of land more fully described on
Schedule 1.1, together with all privileges and appurtenances thereto and all buildings, structures, fixtures and other improvements situated thereon and together with all easements used or useful in connection therewith (such land, improvements and easements together hereinafter collectively referred to as the "Owned Real Property").

     1.2  Real Property Leases; Easements

     All right, title and interest of Seller in the leases of the real property more fully described on Schedule 1.2(a), together with all rights and privileges under such leases (hereinafter referred to as the "Real Property Leases") and to the real property subject to such leases (hereinafter referred to as the "Leased Real Property" and together with the Owned Real Property being hereinafter collectively referred to as the "Real Property"), and the easements, rights-of-way, rights of access or licenses relating to the distribution mains and pipelines utilized in the VCW Business described on
Schedule 1.2(b) (hereinafter referred to as the "Easements").

     1.3  Equipment.

     All the machinery, tools, appliances, vehicles, furniture; equipment (including, without limitation, essential spares and replacement parts), gas distribution mains and pipelines, together with gate stations, meters and other gas distribution equipment and other tangible personal property of every kind and description that are located upon or within the Real Property, and/or are owned or held by Seller, and are utilized in connection with the operations of the VCW Business, a current list of which is attached hereto as Schedule 1.3. (hereinafter referred to collectively as the "Equipment").

     1.4  Transportation and Storage Contracts/Supply Contracts.

     Seller's interest in the transportation and storage contracts and gas supply contracts relating to the operation of the VCW Business to be assumed by Buyer pursuant to Article 4, subject to Seller's continuing interest in such interstate pipeline deliverability and supply contracts necessary to serve Seller's New Jersey operations, all as fully described in
Schedule 1.4 attached hereto (hereinafter referred to as the "Contracts").

     1.5  Accounts Receivable.

     All of Seller's accounts receivable as of the Closing Date (as defined in Article 3 below) arising out of the operation of the VCW Business in the ordinary course and unpaid as of the Closing Date (hereinafter referred to as "Accounts Receivable" ), but excluding any reserves or allowance for bad debt maintained by Seller as of the Closing Date.

     1.6  Intangibles.

     All intangible assets of the VCW Business listed on
Schedule 5.12 as well as any other trade names (other than names used in the VCW Business which include the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses, customer lists, goodwill and other intangibles used exclusively in the VCW Business, if any, as of the Closing Date (as defined in Article 3 below) including, without limitation, tort or insurance proceeds arising out of any damage or destruction of any of the Assets between the date of this Agreement and the Closing Date.

     1.7  Books and Records.

     All papers, computerized databases and records in Seller's care, custody or control relating to any or all of the above described Assets or exclusive to Seller's operation of the VCW Business, including, but not limited to all blueprints, plans and specifications, personnel and labor relations records, environmental compliance records, sales records, customer records, marketing materials, accounting and financial records, maintenance records, plats and surveys of the Real Property, and plans and designs of buildings, structures, fixtures and equipment.

     1.8  Prepaid Expenses.

     All prepaid expenses and other prepaid items relating to any of the Assets and the operation of the VCW Business as of the Closing Date subject to allocations which may be made by Seller consistent with the terms of this Agreement and subject to Seller's retention of amounts attributable to pension payments and pension expenses as adjusted by Seller after Seller's valuation of its pension obligations to the employees of the VCW Business.

     1.9  Permits, etc.

     All permits, licenses, consents or authorizations issued by, and all registrations and filings with, any governmental agency in connection with, the VCW Business whenever issued or filed, excepting only those which by law or by their terms are non-transferable or those which have expired.

     1.10  Plant Material, Merchandise, Gas and Propane.

     All plant material and operating supplies, all merchandise, all gas stored underground and all propane in bulk storage tank utilized in connection with the VCW Business existing as of the Closing Date.

     1.11  Excluded Assets.

     Seller shall not transfer to Buyer and Buyer shall not acquire Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date, whether or not arising from Seller's operation of the VCW Business (the "Excluded Assets") other than restricted cash held for regulatory purposes in connection with the VCW Business which shall be transferred to Buyer.

ARTICLE 2.  PURCHASE PRICE.

     2.1  Payment of Purchase Price.

     In consideration for the transfer and assignment by Seller of the Assets, Buyer on the conditions set forth herein,

     (a) shall deliver to Seller at the Closing (as hereinafter defined) (i) Fifteen Million Dollars ($15,000,000) plus or minus any customary prorations as of the Closing Date relating to the transfer of the Real Property under this Agreement, and (ii) an amount required to reimburse Seller for reasonable amounts expended by Seller for the NUCOR expansion allocable to the VCW Business as more fully described in Section 8.12 of this Agreement, all payable in cash as more fully described in
Section 3.2 hereof, and

     (b) shall assume and discharge, and shall indemnify Seller against liabilities and obligations of Seller under the leases, contracts or other agreements, if any, specified on Schedule 4.

     (c) shall pay Three Million Dollars ($3,000,000) to Seller at such time as the entire amount of the rate increase, consisting of the sum of. (i) the rate increase of Five Hundred Seventy Thousand Dollars ($570,000) described in the Regulatory Relief Section of Seller's Information Memorandum (dated June
2000), Page 5, Part F, and (ii) One Hundred Thousand Dollars ($100,000) (the agreed amount representing any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8 of this Agreement), receives all necessary government approvals subject to reasonable and customary restrictions and limitations. If a rate increase of a lesser amount receives all necessary government approvals subject to reasonable and customary restrictions and limitations, then a linearly pro rated portion of the aforementioned $3 million payment shall be paid to Seller, provided, however, that if the amount of the approved rate increase does not yield additional annual revenue equal to at least $385,000-the sum of (x) $285,000 and (y) $100,000 (the agreed amount of any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8)- then no portion of the $3 million will be paid to Seller. As an illustration of the above proration, if the total rate increase approved is $500,000, the portion of the $3 million payable to Seller shall be calculated as follows: ($500,000 - ($285,000 + $100,000))/$285,000 x $3,000,000 = $1,210,526.32.

     Buyer shall pursue approval of such rate increase with diligence and shall commence formal proceedings to obtain such increase by the later of. (i) eighteen (18) months after the Closing; or (ii) such date as the New York Public Service Commission and the Pennsylvania Public Utility Commission permit the Buyer to commence such proceedings. In the event Buyer breaches its obligation to diligently pursue such rate increase in accordance with the terms of this subparagraph, Buyer shall pay to Seller $3 million. Buyer's obligation to pursue the rate increase shall survive the Closing. Notwithstanding the foregoing, if Buyer applies for a rate increase and such increase is not approved, or only partially approved, as a result of such proceedings, Buyer shall have no obligation to reapply for a rate increase and Buyer's obligation to make payment to Seller pursuant to Section 2.1(c) shall be fixed on the basis of such initial application and decision.

     2.2  Allocation of Purchase Price.

     The parties agree to make an allocation of the Purchase Price (defined as the sum of the amounts specified in paragraphs
(a) and (c) of Section 2.1 above) at the Closing and to use such allocation in reporting the transaction contemplated by this Agreement for Federal and state tax purposes.

ARTICLE 3. THE CLOSING.

     The closing of the purchase and sale of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Seller at 10:00 a.m. local time, no later than five (5) business days after all conditions to the Closing contained in this Agreement have been satisfied or waived in writing, or at such other place and/or time as the parties may agree in writing (the "Closing Date").

     3.1  Seller's Obligations at the Closing.

     At the Closing, the Seller shall deliver or cause to be delivered to Buyer:

     (a) For all the owned Real Property and interests in the Owned Real Property, warranty deeds with covenants against grantor's acts in recordable form, properly executed and acknowledged, conveying title to the same;

     (b) Assignments of all Real Property Leases and Easements properly executed by Seller, and accompanied by all consents of lessors required by this Agreement and the leases being assigned;

     (c) Assignment and assumption agreements for personal property leases, licenses and permits and all Contracts of Seller to be assumed by Buyer in connection herewith, in a form legally sufficient to accomplish the assignment of the same and assumptions of the liabilities thereunder, and accompanied by all third party consents required by this Agreement and the personal property leases and Contracts being assigned to Buyer; and

     (d) Other instruments of assignment and transfer (including bills of sale) of all of the other Assets of Seller to be transferred hereunder reasonably requested by Buyer to effect, evidence or facilitate the transactions contemplated by this Agreement, in form legally sufficient to properly assign or convey such title.

Simultaneously with the consummation of the transfer of the Assets, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be sold, conveyed, transferred, assigned and delivered under this Agreement.

     3.2  Buyer's Obligations at the Closing.

     At the Closing, Buyer shall deliver to Seller against delivery of the items specified in Section 3.1: (i) a certified or bank cashier's check, or a wire transfer of immediately available funds, in the amount of the balance of the Purchase Price, payable to Seller in accordance with Sections 2.1(a) and 2.1(b) of this Agreement; and (ii) appropriate instruments of assumption of the Assumed Obligations as defined herein in form legally sufficient to accomplish such assumption.

ARTICLE 4.  ASSUMPTION OF LIABILITIES.

     Buyer is assuming certain debts, liabilities or obligations of Seller relating to the VCW Business, including all Accounts Payable that have become due and payable in the ordinary course of business no more than forty-five (45) days prior to the Closing Date and such other obligations as herein specifically provided. Buyer shall have the benefit of and shall perform and assume all Real Property Leases, Contracts (subject to Seller's retained rights thereunder), Easements, and other agreements and obligations relating to the VCW Business, if any, specifically listed on Schedule 4, in accordance with the terms and conditions thereof (the "Assumed Obligations"). Buyer specifically assumes no debts, liabilities or obligations of Seller other than those listed in Schedule 4.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller does hereby represent and warrant to Buyer as follows:

     5.1  Organization.

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has full corporate power and authority to carry on its business, and in particular the VCW business, and to own, lease or operate its properties, and in particular, the Assets utilized in the VCW Business.

     5.2  Authority.

     Seller has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     5.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedule 5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Seller will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's Certificate of Incorporation or Bylaws or, to Seller's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Seller is a party or by which it is bound.

     5.4  Consents.

     Except as set forth on Schedule 5.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Seller or for the consummation by Seller of the transactions contemplated by this Agreement.

     5.5  Claims and Litigation.

     To Seller's knowledge, except as set forth on Schedule 5.5, there is no material claim, legal action, suit, arbitration, governmental investigation or other legal, regulatory or administrative proceeding, or any order, judgment, decree or award in progress, pending, threatened or in effect against or relating to the Assets or the VCW Business.

     5.6  Compliance with Laws and Other Requirements.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any laws, statutes, regulations, ordinances and orders, judgments, decrees and awards applicable to the Assets or the VCW Business, which notice remains unresolved and which noncompliance would have a material adverse effect on the Assets or the VCW Business.

     5.7  Real Property.

     Schedules 1.1 and 1.2 to this Agreement contain complete listings of each parcel of real property owned by or leased to Seller and used in the VCW Business. Schedules 1.1 and 1.2 contain a description of all buildings, fixtures and other improvements located on the Real Property and a list of the policies of title insurance issued, if any, to Seller for these properties. True, correct and complete copies of the Real Property Leases and Easements are available for inspection by the Buyer. All the Real Property Leases, and to Seller's knowledge, all Easements, are valid and in full force, and there does not exist any default or event that with notice or lapse of time, or both, would constitute a default under any of such Leases or Easements. The zoning of each parcel of real property described in Schedules 1.1 and 1.2 permits the presently existing improvements and the continuation of the VCW Business presently being conducted thereon.

     5.8  Tangible Personal Property.

     The Equipment described in Section 1.3 and Schedule 1.3 of this Agreement constitutes all the items of tangible personal property owned by, in the possession of, or exclusively used by Seller in connection with the VCW Business. The Equipment listed in Schedule 1.3 constitutes all tangible personal property necessary for the conduct by Seller of the VCW Business as now conducted by Seller. Except as stated in Schedule 1.3, no Equipment used by Seller in connection with the VCW Business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement.

     5.9  Financial Statements of the VCW Business.

     Schedule 5.9(a) to this Agreement sets forth the balance sheet of the VCW Business as of September 30, 1999, (the "Last Fiscal Year End"), and the related statement of income for the year then ending which balance sheet and related statement of income are included in the consolidated financial statements of the Seller which are audited annually by Arthur Andersen LLP, Seller's independent certified public accountants.
Schedule 5.9(b) to this Agreement sets forth the balance sheet of the VCW Business as of June 30, 2000, (the "Stub Period Date"), together with the related statement of income for the three month period then ending, certified by the Chief Financial Officer of Seller. The financial statements in Schedules 5.9(a) and 5.9(b) are hereinafter referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Seller throughout the periods indicated, are complete and correct in all material respects and accurately and fairly present the financial position of the VCW Business as of the respective dates of the balance sheets included in the Financial Statements, and the results of operations of the VCW Business for the respective periods indicated.

     5.10  Absence of Specified Changes.

     Since the Last Fiscal Year End, there has not been any:

     (a) Adverse change in the financial condition, liabilities, Assets, business, operating results or prospects of the VCW Business;

     (b) Destruction, damage to, or loss of any Assets of the VCW Business (whether or not covered by insurance) that adversely affects the Assets, financial condition, business, operating results or prospects of the VCW Business;

     (c) Labor trouble or other event or condition of any character adversely affecting the financial condition, business, Assets or prospects of the VCW Business; or

     (d) Other event or condition of any character that has or might reasonably have an adverse effect on the financial condition, business, Assets, operating results or prospects of the VCW Business.

     5.11  Accounts Receivable.

     The Accounts Receivable reflected on the balance sheet dated the Stub Period Date included in the Financial Statements, and the Accounts Receivable created after the date thereof, are valid and genuine and arose from bonafide transactions involving the distribution of natural gas to the VCW Business customers and the performance of other services or other transactions in the ordinary course of the VCW Business.

     5.12 Intangible Assets.

     Schedule 5.12 to this Agreement is a complete schedule of all trade names (other than names including the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles owned by or licensed to Seller and used exclusively in the VCW Business. Seller owns or has the right to use all trade names, trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles necessary to carry on the VCW Business substantially as currently conducted, except the failure of which to own or have the right to use individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Assets or on the VCW Business.

     5.13  Title to Assets.

     Seller has good and marketable title to all the Assets and its interests in the Assets, whether real, personal, tangible and intangible, which constitute all the Assets and interests in Assets that are exclusively used in Seller's operation of the VCW Business. All the Assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Seller's balance sheet as of the Stub Period Date, included in the Financial Statements, or disclosed in Schedule 5.13 and the other Schedules to this Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the Assets, nor materially impair the business operations of the VCW Business.

     5.14  Employee Agreements and Benefit Plans.

     (a) Schedule 5.14(a) contains a complete list of all employment contracts with respect to the employees of the VCW Business to which Seller is a party or by which Seller is bound (all the foregoing being herein called "Employee Agreements"). At the present time there are no Employee Agreements in effect, and to Seller's knowledge neither Seller nor any other party is in default under any Employee Agreement previously in effect. There have been no claims of default and, to the knowledge of the Seller, there are no facts or conditions which, if continued, or with the passage of time or compliance with any applicable notice requirements or both, will result in a default under the Employee Agreements.

     At the present time Seller is not a party to any collective bargaining agreement other than its collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers (the "Union"), which agreement has expired. Seller is currently compensating bargaining unit employees of the VCW Business in accordance with the terms of the expired agreement. There is no pending or, to the knowledge of the Seller, threatened labor dispute, strike or work stoppage by the VCW Employees or any representative of the VCW employees. Seller made its last and best offer to Union in August, 2000 and Seller believes it is likely that a new collective bargaining agreement will be reached. A copy of the Seller's last and best offer has been provided to Buyer.

     (b) Schedule 5.14(b) contains a complete list of all pension plans, practices, policies or arrangements, profit sharing plans, bonus, deferred compensation, supplemental executive retirement plans, excess benefit plans, stock options, stock appreciation or other forms of incentive or other compensation plans or arrangements (including, "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")), and all welfare, severance, vacation, and other employee fringe benefit plans (including "employee welfare benefit plans" as defined in Section 3(l) of ERISA) maintained, or contributed to, by Seller for the benefit of the employees of the VCW Business or former employees of the VCW Business (all the foregoing being herein called "Benefit Plans").

     (c) With respect to the NUI Corporation Savings and Investment Plan (the "Seller's Savings Plan") and the Pennsylvania & Southern Gas Company Employees Pension Plan (the "Seller's Pension Plan"), Seller has made available to Buyer copies of each of the following: (i) plan document; (ii) summary plan description; (iii) trust agreement; (iv) most recent annual report on IRS Form 5500 and (v) most recent Internal Revenue Service determination letter. To the knowledge of the Seller, the Seller's Savings Plan and the Seller's Pension Plan are qualified" within the meaning of Section 401(a) of the Code.

     (d) Except as disclosed on Schedule 5.14(d), the Seller's Savings Plan and Seller's Pension Plan have been maintained in substantial compliance with their terms and within the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which could subject the Buyer to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

     5.15  Personnel Identification and Compensation.

     Schedule 5.15 contains a list of the names of all permanent, full time employees of the VCW Business stating the rates of compensation payable to each of them. All of the persons named in Schedule 5.15 have been employees of the VCW Business for at least One Hundred Twenty (120) days prior to the date of this Agreement and no other individuals have been employed by the VCW Business on a permanent basis during this period.

5.16 Contracts.

     Prior to the date hereof, Seller has provided Buyer with access to true and correct copies of all of the Contracts set forth in Schedule 1.4. Seller has performed and, to the knowledge of Seller, every other party has performed, each material term, covenant and condition of each of the Contracts that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or, to the knowledge of Seller, any other party under any of the Contracts and, to the knowledge of Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of such Contracts.

5.17  Environmental Conditions.

     (a)  When used in this Section 5.17 and elsewhere in this
Agreement:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof,

          (ii) "Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court.

          (iii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, Petroleum and Natural Gas Products, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iv) "Petroleum and Natural Gas Products" shall mean crude oil, petroleum or fractions thereof, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products and natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel.

     (b) Except for past operations conducted at the Athens, Pennsylvania manufactured gas plant (the "Athens MGP") and as otherwise disclosed in Schedule 5.17(b) attached hereto, and except for such violations that in the aggregate would not have a material adverse effect on the Assets or the VCW Business,
(i) to Seller's knowledge, Seller has not used, stored, treated, transported, manufactured, refined, handled, produced, disposed of, managed, spilled or released any Hazardous Materials on, under, at from or in any way affecting any Real Estate or other Assets or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials; and (ii) to Seller's knowledge, no prior owner of such Real Property or Assets or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials on, from or in any way affecting any such Real Property or Asset, or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials.

     (c) Except as set forth in Schedule 5.17(c), and except for such permits or noncompliance that in the aggregate would not have a material adverse effect on the Assets or the VCW Business, to Seller's knowledge (i) Seller has received all permits as may be required under applicable Environmental Laws to conduct the VCW businesses, (ii) Seller is in compliance in all material respects with the terms and conditions of any such permits, and (iii) Seller has not received any notices or claims, nor is there a factual basis for such a claim, that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law with respect to any Real Property or the Assets.

     5.18 Fees and Expenses of Brokers and Others.

     Seller has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Berenson, Minella & Company to represent it in connection with such transactions, and Seller shall pay all of Berenson Minella's fees and expenses in connection with such engagement.

     5.19 Taxes.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any federal, state or municipal tax law and Seller is current in its payment of all taxes including without limitation all income, gross receipts, property, sales, excise and franchise taxes, assessments or duties and no such tax is a lien or encumbrance upon any Asset which is a subject of this Agreement, except for the lien of current taxes not yet due and payable.

     5.20  Gas Operations.

To Seller's knowledge:

     (a) there have been no changes in the VCW gas transmission and distribution system between January 1, 2000 and the date of this Agreement other than changes made in the ordinary course of the VCW Business;

     (b) VCW's propane air peaking plants are capable of normal and safe operations; and

     (c) None of VCW's largest customers listed in Exhibit 8 of the June 2000 Information Memorandum have "bypassed" in the period between January 1, 2000 and the date of this Agreement, and Seller has no knowledge of any such customer who plans to "bypass."

     5.21  Definition of Seller's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Seller are being made to "Seller's knowledge" or terminology similar to such phrase. In determining Seller's knowledge and whether Seller has knowledge, Seller shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Seller's management team who are listed on Schedule 5.19. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Seller or possessed by any other employee, officer or agent of Seller. The knowledge of each of such named persons shall not be imputed to any of the other named persons.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer does hereby represent and warrant to Seller as follows:

     6.1  Organization.

     Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties, as and in the places where such business is now conducted and such properties are now owned, leased or operated.

     6.2  Authorization.

     Buyer has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     6.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedules
5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Buyer will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Buyer's Certificate of Incorporation or Bylaws or, to Buyer's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Buyer is a party or by which it is bound.

     6.4  Consents.

     Except as set forth in Schedule 6.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Buyer or for the consummation by Buyer of the transactions contemplated by this Agreement.

     6.5  Financial Ability to Perform.

     Buyer has the financial ability and has access to funding sources to obtain the funds necessary to consummate the transactions contemplated to occur at the Closing. As of the date of this Agreement, Buyer knows of no reason that the funding sources Buyer has access to will not be able to provide Buyer such funding.

     6.6  Fees and Expenses of Brokers and Others.

     Buyer has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Buyer has engaged Management Consulting Services, Inc. ("MCS") to assist it in connection with such transactions, and Buyer shall pay all of the fees and expenses of MCS in connection with such engagement.

     6.7  Acknowledgment by Buyer.

     Buyer has conducted, to its satisfaction, an independent investigation of the financial condition, Assets, liabilities to be assumed by Buyer and projected operations of the VCW Business in making its determination to proceed with the transactions contemplated by this Agreement, and Buyer has relied on the results of its own independent investigation, as well as the representations and warranties of Seller expressly and specifically set forth herein.

     6.8  Definition of Buyer's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Buyer are being made to "Buyer's knowledge" or terminology similar to such phrases. In determining Buyer's knowledge and whether Buyer has knowledge, Buyer shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Buyer's management team who are listed on Schedule 6.8. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Buyer or possessed by any other employee, officer or agent of Buyer. The knowledge of each such named persons shall not be imputed to any of the other named persons.

ARTICLE 7.  SELLER'S COVENANTS

     Seller covenants and agrees that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing Date:

     7.1  Conduct of Business in the Ordinary Course.

     Seller shall continue to conduct the VCW Business in the ordinary course and consistent with past practice. Seller will use all commercially reasonable efforts to preserve the VCW Business, maintain all real and personal property, keep available the services of the present employees of the VCW Business and maintain the goodwill of the customers, suppliers and others having a business relationship with the VCW Business. Notwithstanding the foregoing, Seller shall not extend the term of any expiring interstate pipeline transportation and/or storage contracts without the consent of Buyer, nor will Seller enter into a gas "customer choice" program that has a material adverse effect on VCW's distribution margin, or volume delivered to customers on a weather normalized basis, except as otherwise required by the Pennsylvania Public Utility Commission and/or the Public Service Commission of the State of New York or any other entity having jurisdiction over such matters.

     7.2  Maintenance of Insurance.

     Seller shall continue to carry its existing insurance covering the Assets and the VCW Business subject to variations in amounts required by the ordinary operations of the VCW
Business.

     7.3  Employees and Compensation.

     Seller shall not do, or agree to do, any of the following:

     (a) grant any increase in salaries payable or to become payable to any employee of the VCW Business other than such increases which are made in the ordinary course of business to employees and other than such increase which may be required under a collective bargaining agreement or other understanding with the representative of the employees who are members of a bargaining unit;

     (b) increase benefits payable to any employee of the VCW Business under any bonus or pension plan or other contract or commitment other than with respect to changes to any such plans, contracts or commitments made by Seller which affect its employees generally. Seller shall permit Buyer to contact Seller's employees at all reasonable times for the purpose of discussing with such employees prospective employment by Buyer on or after the Closing Date, and Seller shall take reasonable steps to assist Buyer's efforts to encourage employees of Seller to accept any employment offered by Buyer;

     (c) hire any new employee for, or transfer any existing employee to, the VCW Business, or terminate (other than for cause) or transfer any existing employee of the VCW Business without the consent of Buyer.

     7.4  Access by Buyer.

     Seller shall give to Buyer and its authorized representatives access, during normal business hours and upon reasonable advance notice, in such a manner as not to disrupt the normal business activities of Seller's business, to the Assets and books of account and records of the VCW Business reasonably relevant to an evaluation of the Assets and the VCW Business. Seller will also cause its officers to furnish to Buyer any and all material financial, technical and operating data, and other information pertaining to the VCW Business operations of Seller and the Assets, as Buyer shall from time to time reasonably request for such purpose.

     7.5  Covenant Not to Compete.

     Seller covenants and agrees that, for a period of five (5) years after the Closing Date (the "Restrictive Period") Seller shall not, in any capacity, directly or indirectly, distribute natural gas to any customers in the areas of Pennsylvania or New York (as applicable) served by the VCW Business. In addition, except as otherwise set forth in this Section 7.5, Seller covenants and agrees that during the Restrictive Period Seller shall not, in any capacity, directly or indirectly, sell natural gas to (i) any residential customer, or (ii) any other customer that would not be eligible for transportation service under tariffs in effect for the VCW Business as of the Closing Date. During the Restrictive Period, Seller shall not solicit non-transportation customers of the VCW Business to become transportation customers and it shall not solicit any customers of the VCW Business to "bypass." The foregoing notwithstanding, Seller shall be permitted to make bulk sales of natural gas to retail customers who were transportation customers of the VCW Business on or before the Closing Date. In the event that Buyer establishes a retail "choice" program in Pennsylvania and/or New York, permitting retail customers to purchase supply from a third-party, Buyer agrees to permit Seller to participate in any such "choice" program as a third-party marketer.

     If any court determines that this covenant not to compete, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable. For purposes of this section, the term Seller shall include any parent, subsidiary or affiliated corporation of Seller or any entity, organization, or enterprise which Seller, directly or indirectly controls or in which Seller directly or indirectly possesses an ownership interest equal to or greater than fifty percent (50%)

ARTICLE 8.  ADDITIONAL AGREEMENTS.

     8.1  Regulatory Matters.

     (a) The parties shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities and third parties which are necessary to consummate the transactions contemplated by this Agreement as set forth in Schedule 5.4 and Schedule 6.4. The Seller and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Seller, the VCW Business or the Buyer, as the case may be, which appear in any application, notice, petition and filing made with or written materials submitted to, any governmental entity or third party in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement as set forth in
Schedule 5.4 and Schedule 6.4, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (b) Seller and Buyer shall promptly furnish each other with copies of written communications received by Seller and Buyer, as the case may be, from, or delivered by any of the foregoing to, any governmental entity in respect of the transactions contemplated hereby.

     8.2  Legal Conditions to the Transaction.

     Each of Seller and Buyer shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the consummation of the transactions contemplated by this Agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of or any exemption by, any governmental entity and any other third party which is required to be obtained by Seller or Buyer in connection with the transactions contemplated by this Agreement.

     8.3  Additional Agreements.

     If at any time after the Closing Date any further action is necessary or desirable to carry out the purpose of this Agreement or to vest Buyer with full title to the Assets and the VCW Business, the proper officers of each party to this Agreement shall take all such necessary actions as may be reasonably requested by the Buyer (without additional cost to it).

     8.4  Disclosure Supplements.

     Prior to the Closing Date, each party will supplement or amend the Schedules hereto delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purposes of determining satisfaction of the conditions set forth in Sections 9.2(a), 9.2(b), 9.3(a) and 9.3(b) hereof.

      8.5  No Inconsistent Actions.

     Prior to the Closing Date, except as otherwise permitted by this Agreement, no party will enter into any transaction or make any agreement or commitment and will use reasonable efforts not to permit any event to occur, which could reasonably be anticipated to result in a denial of the regulatory or governmental approvals referred to in Schedules 5.4 and 6.4, the imposition of any condition or requirement that would materially adversely affect the economic or business benefits to the Buyer of the transactions contemplated by this Agreement.

     8.6  Confidentiality.

     The parties agree to continue to comply with the terms of the Confidentiality Agreement dated May 31, 2000 between Seller and Buyer the terms of which are incorporated herein by reference.

     8.7  Employment Matters.

     (a) Buyer will offer to each employee of the VCW Business (the VCW Employees") employment in a position of comparable seniority and at least the same pay as that received by each such VCW Employee immediately prior to the Closing Date. Each VCW Employee who is tendered and accepts Buyer's offer of employment will be referred to as a "Transferred Employee." Buyer agrees not to terminate any Transferred Employee during the three (3) month period following the Closing Date except for cause. Buyer will provide the Transferred Employees with the same benefits it provides to its other employees in similar positions, subject to any changes that Buyer may negotiate with any union, which may be the collective bargaining representative of any of the Transferred Employees. Furthermore, for a one year period commencing on the Closing Date, Buyer will agree to pay severance to any Transferred Employee terminated by Buyer (other than a Transferred Employee terminated for cause) during such one year period in an amount equal to two weeks' pay for each year of service to Seller and Buyer up to a maximum of the Transferred Employee's annual salary, but in no event less than three month's pay or such amount required to be paid under a collective bargaining agreement, if applicable. Any severance payment provided for herein shall be payable in a lump sum and shall be based on the salary payable to the Transferred Employee at the time of the termination of employment. Seller shall reimburse Buyer for all severance costs for the first five (5) Transferred Employees that are terminated without cause between the Closing Date and one year after the Closing Date. Seller agrees to indemnify, defend and hold harmless Buyer with respect to any and all compensation, severance and/or employee benefits claims by any current or former employee (or any spouse, former spouse, dependent or former dependents of any such current or former employee) of Seller accruing prior to the Closing Date.

     (b) Subject to Seller's obligations to comply with applicable labor laws, rules and regulations, Seller agrees that it will not make, or agree to, any material changes to its last and best offer in connection with the collective bargaining agreement submitted to the Union in August, 2000 without consulting Buyer. In the event that after the Closing Date, Buyer terminates the employment of any Transferred Employee who is represented by a collective bargaining representative, Buyer shall pay severance benefits in accordance with any collective bargaining agreement, if applicable, in lieu of the severance payments provided in subsection (a) above.

     (c) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in Buyer's employee benefit plans, including, but not limited to, the defined benefit pension (the "Buyer's Pension Plan") and 401(k) savings plan (the "Buyer's Savings Plan") maintained by Buyer, in accordance with the terms of such plans unless and until different benefit plans are negotiated with an applicable collective bargaining representative. Buyer agrees to amend its employee benefit plans to provide that service completed by Transferred Employees while employed by the Seller or its predecessor or its affiliates shall be recognized under Buyer's employee benefit plans for purposes of determining eligibility for participation and vesting of benefits.

     (d) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Savings Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Effective as of the Closing Date, Seller shall amend Seller's Savings Plan to provide that all Transferred Employees shall be fully vested in their account balances thereunder. Seller shall cause the trustees of the Seller's Savings Plan to transfer to the trustees of the Buyer's Savings Plan the aforementioned fully vested account balances of the Transferred Employees to the Buyer's Savings Plan as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date ("Transfer Date") and Buyer shall cause the trustees of the Buyer's Savings Plan to accept such transfer of the account balances. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)12) and 414(1) of the Code.

     The transfer of the Transferred Employees account balances shall be in cash, except that the account balances or portions thereof invested in notes representing participant loans shall be transferred in-kind to the Buyer's Savings Plan (except for mortgage loans, which shall not be transferred to the Buyer's Savings Plan). Buyer agrees to provide Seller with evidence that the Buyer's Savings Plan is qualified under Section 401(a) of the Code and Seller agrees to provide Buyer with evidence that Seller's Savings Plan is qualified under Section 401(a) of the Code.

     (e) Effective as of the Closing Date, all Transferred Employees shall cease benefit accruals in the Seller's Pension Plan and Seller shall amend Seller's Pension Plan to provide that all Transferred Employees shall be fully vested in their accrued benefits as of the Closing Date. Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Pension Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Seller shall cause the trustees of the Seller's Pension Plan to transfer to the trustees of the Buyer's Pension Plan the assets and liabilities attributable to the Transferred Employees (as described below) as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date (the "Transfer Date") and Buyer shall cause the trustees of the Buyer's Pension Plan to accept such transfer of assets and liabilities. The amount transferred to the Buyer's Pension Plan shall equal the Accumulated Benefit Obligation as defined below for the Transferred Employees as of the Closing Date, increased by 7 3/4% interest from the Closing Date to the date of transfer, and decreased by the amount of any benefit payments to the Transferred Employees after the Closing Date but prior to the date of transfer. The Accumulated Benefit Obligation for the Transferred Employees shall be determined by using the accumulated benefits obligation methodology of Statement of Financial Accounting Standards No. 87, on the basis of (i) each participant's age, years of vesting service and years of benefit accrual service on the Closing Date, and (ii) the actuarial assumptions and methods used for determining the accumulated benefits obligation as of the January 1, 2000 actuarial report for the Seller's Pension Plan including the lump sum distribution assumption of 50%; provided, however, that the discount rate shall instead be a rate midway between the GATT annual interest rate for the month prior to the month during which the Closing Date occurs and 7 3/4%. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)(12) and 414(l) of the Code. The calculation of the above described present value of accrued benefits shall be made by an actuary designated by the Seller and shall be reviewed and approved by an actuary designated by the Buyer (which approval shall not be unreasonably withheld). The Seller shall cooperate fully in the gathering of any necessary data to be used by the respective actuaries and shall certify or cause the certification of the accuracy of such data to the actuaries. The costs and expenses of any third party engaged to perform services with regard to this section shall be paid by the party engaging such third party. Seller shall cause the plan administrator of the Seller's Pension Plan and Buyer shall cause the plan administrator of the Buyer's Pension Plan to make such timely filings as may be required by the Internal Revenue Service with respect to the transfer of assets and liabilities, including Forms 5310-A. Buyer agrees to provide Seller with evidence that Buyer's Pension Plan is qualified under Section 401(a) of the Code and Seller agrees to provide evidence to Buyer that Seller's Pension Plan is similarly qualified under Section 401(a) of the Code. Buyer's Pension Plan will provide that each Transferred Employee will be entitled to a benefit at least equal to his accrued benefit under the Seller's Pension Plan as of the Closing Date.

     (f) With respect to any medical, dental, prescription drug, vacation, death, accidental death and dismemberment, short-term disability and long-term disability benefit plans maintained by Buyer for its employees, immediately after the Closing Date, the Transferred Employees shall participate in such plans (i) without any waiting periods, exclusions due to preexisting conditions and without any evidence of insurability; and (ii) Buyer shall take into account claims arising during the calendar year in which occurs the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations. Notwithstanding the foregoing, Seller will assume responsibility for any and all outstanding employee benefits claims, including, but not limited to, any and all heath insurance claims, relating to claims and/or expenses incurred on or prior to the Closing Date.

     (g) Buyer shall be responsible for any legally-mandated continuation of health care coverage for all Transferred Employees and/or their covered dependents who have a loss of health coverage due to a "qualifying event" (as defined in Section 4980B of the Code) that occurs on or after the Closing Date.

     (h) After the Closing Date, the Buyer will have sole responsibility for any obligations or liabilities to Transferred
Employees under the Worker Adjustment and Retraining
Notification Act or any similar applicable law of any jurisdiction relating to any plant closing or mass layoff or as otherwise required by any applicable law.

     8.8 Environmental Condition of the Athens MGP. Buyer shall, at its sole cost and expense, in accordance with all applicable Environmental Laws, assume responsibility for the environmental condition associated with the former operations of the Athens MGP, including, but not, limited to, conducting such investigations and remediation activities with respect to any Hazardous Materials that may exist in, on, under or about the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP as may be required by any Governmental Authority. Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that Buyer shall assume all risk relating to the past, present and future environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     Buyer intends to seek insurance and/or to accrue funds to address the potential liability stemming from its ownership of the Athens MGP and its assumption of responsibility for the environmental conditions described herein. Buyer will seek a rate increase from the Pennsylvania Public Utility Commission and the New York Public Service Commission for the amount of the insurance premiums and/or the accrual of funds for the eventual remediation of the Athens MGP.

     8.9  Bulk Sales Law.

     No action is required by either party with respect to any bulk sales or bulk transfer laws. In the event that any such law is deemed to apply to the sale of the Assets and the VCW Business by Seller, by execution of this Agreement Seller agrees that it shall be solely liable and Seller hereby waives any and all obligations and requirements imposed upon Buyer under such laws.

     8.10  Existing Arrangements between NUI and VCW.

     Buyer will have the night, as its sole option, to assume under existing terms and conditions, renegotiate, or immediately terminate any arrangements that existed between Seller and the VCW Business as of January 1, 2000 or at any time thereafter, up to and including the Closing Date; provided, however that Buyer shall not have the right to renegotiate or terminate any arrangement with Seller's New Jersey division relating to interstate pipeline capacity or deliverability and gas supply. Buyer intends to continue the current contract between the VCW Business and Utility Business Services, Inc., a wholly-owned subsidiary of Seller ("UBS"), for billing services at least until August 31,,2001 or until the Closing Date whichever is later. In the event that Buyer terminates such contract after such period, Seller agrees to cause UBS to waive any termination fee, penalty or any other termination payment which may be provided for under the terms of such contract.

     8.11  Post-Closing Servicing Agreements.

     The parties agree to use commercially reasonable efforts to negotiate certain post-Closing servicing agreements on mutually acceptable terms relating to the provision of on-going services by Seller to Buyer in connection with the operation of the VCW Business relating to gas supply procurement, billing, information systems and other administrative functions. It is understood and agreed by the parties that the Closing of the transactions contemplated by this Agreement is not subject to or in any way conditioned upon the successful negotiation and execution of any such post-Closing servicing agreements.

     8.12  The NUCOR Expansion.

     The parties agree that Seller shall use commercially reasonable efforts to obtain the franchise, permits and approvals to secure grant monies from the State of New York and to expend the funds reasonably necessary to secure the same and for the construction required for the NUCOR expansion. Seller has provided Buyer with cost estimates for the NUCOR expansion. It being understood that such expansion will benefit the future of the VCW Business, Buyer agrees to reimburse Seller at Closing for Seller's reasonable NUCOR expansion expenses properly allocable to the VCW Business in excess of the grant monies awarded to Seller.

ARTICLE 9.  CONDITIONS TO CLOSING

     9.1  Conditions to Each Party's Obligation to Effect the
Sale.

     The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

     (a) Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental entities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or have been terminated.

     (b) No Injunctions or Restraints: Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an injunction shall be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     9.2  Conditions to Obligations of Buyer.

     The obligation of the Buyer to effect the transactions contemplated in this Agreement is also subject to the satisfaction or waiver by Buyer, at or prior to the time set for performance of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of the Seller by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a Certificate signed on behalf of the Seller by its Chief
Financial Officer.

     (c) Third Party Consents. The consent, approval, or waiver of each person (other than the governmental entities) whose consent or approval shall be required in order to permit the sale, transfer or assignment of the Assets (including, but not limited to, all gas supply contracts identified on Schedule 1.4) shall have been obtained.

     9.3  Conditions to Obligations of the Seller.

     The obligations of the Seller to effect the transactions contemplated in this Agreement are also subject to the satisfaction, or waiver by the Seller, at or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a earlier date) as of the Closing Date as though made on and as of the Closing Date. The Seller shall have received a certificate signed on behalf of the Buyer by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Beer. The Buyer shall have performed in all material respects all obligations required to be performed by the Buyer under this Agreement at or prior to the Closing Date, and the Seller shall have received a Certificate signed on behalf of Buyer by its Chief Financial Officer to such effect.

ARTICLE 10. TERMINATION AND AMENDMENT

     10.1  Termination.

     This Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing
Date:

     (a) by mutual consent of the Seller and the Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire
Board;

     (b) by either the Seller or the Buyer upon written notice to the other part), (i) at least thirty (30) days after the date on which any request or application for an approval of a governmental entity required to consummate the transactions contemplated by this Agreement shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite approval; -provided however, that no party shall have the right to terminate this Agreement pursuant to this Section 10. 1 (b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any governmental entity having jurisdiction over the transactions contemplated by this Agreement shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated in this Agreement;

     (c) by either the Seller or the Buyer if the purchase and sale of the Assets shall not have been consummated on or before the first anniversary date of the execution of this Agreement by the parties; provided, however, that, if all of the conditions provided in Article 9 hereof, other than the receipt of Regulatory Approvals described in Article 9.1(a) have been satisfied or waived, and diligent efforts are being undertaken to satisfy the conditions in Article 9.1(a), then the references to the first anniversary date in this Article 9.1(c) shall be deemed to be the second anniversary of the date of this Agreement.

     (d) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, (i) which breach (it susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach by the other party hereto, or (ii) which breach, by its nature, cannot be cured; or

     (e) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the party of the other party, (i) which breach (if susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party hereto, or (ii) which breach, by its nature, cannot be cured.

     10.2  Effect of Termination.

     In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, except that Sections 8.6 and 10.3) shall survive any termination of this Agreement, and there shall be no further obligation on the part of the Buyer, the Seller or their respective officers or directors except for the obligations under such provisions. Notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement; provided, however, that no claim for any intentional breach shall survive the Closing.

     10.3  Expenses; Break-Up Fee.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) In order to induce Seller to enter into this Agreement and to deal exclusively with Buyer, and to reimburse the Seller for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Section 9.3(b) of this Agreement, Seller shall be entitled to receive from Buyer the payment of Five Hundred Thousand Dollars ($500,000) as liquidated damages in full satisfaction of Seller's claims under this Agreement. Notwithstanding the foregoing, Buyer shall have no obligation to make such payment to Seller if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Sections 9.1, 9.2(a) or 9.2(b) of this Agreement or if any material consents under Section 9.2(c) are not obtained, provided the failure to obtain such material consents is not due to the financial condition of Buyer, whether or not the conditions set forth Section 9.3(b) have been satisfied.

     (c) In order to induce Buyer to enter into this Agreement and to deal exclusively with Seller, and to reimburse the Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that (i) the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in
Section 9.2(b) of this Agreement or (ii) Seller terminates this Agreement without cause hereunder and, at the time of termination Seller has received, or thereafter receives, an alternative offer to purchase the VCW Business which offer is accepted by Seller within six (6) months after such termination, Seller shall pay to Buyer an amount equal to Five Hundred Thousand Dollars ($500,000.00) as liquidated damages in full satisfaction of Buyer's claims under this Agreement. Notwithstanding the foregoing, Seller shall not be obligated to make such payment to Buyer if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy, the conditions set forth in Sections 9.1, 9.3(a) or 9.3(b) of this Agreement, whether or not the conditions set forth in Section 9.2(b) have been satisfied.

     10.4  Amendment.

     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.5  Extension; Waiver.

     The parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 11. POST-CLOSING INDEMNIFICATION OBLIGATIONS

     11.1  Indemnification.

     (a) Seller shall indemnify and hold Buyer harmless against and in respect of all claims, costs, losses, expenses, liabilities, suits, actions or damages, including reasonable attorneys' and accountants' fees and disbursements (hereinafter "Damages") arising out of Seller's breach of its representations and warranties contained in this Agreement or asserted against Buyer relating to or directly arising from Seller's ownership of the Assets or the conduct of the VCW Business prior to the Closing Date other than Assumed Obligations;

     (b) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages arising out of Buyer's breach of its representations and warranties contained in this Agreement or asserted against Seller relating to or directly arising from Buyer's ownership of the Assets or conduct of the VCW Business or Buyer's failure to satisfy the Assumed Obligations or Buyer's Obligations under Section 8.7 of this Agreement as of and subsequent to the Closing Date;

     (c) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages asserted against Seller relating to the environmental condition associated with the former operations of the Athens MGP or Buyer's failure to satisfy its obligations contained in Section 8.8 concerning the environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     (d)  In the event of a claim for indemnification under this
Section 11. 1, the party seeking indemnification shall promptly notify the indemnifying party in writing of the nature of the claim for which indemnification is sought within a reasonable time after the assertion of the claim. The indemnifying party shall be entitled to participate at its own expense in the defense, or if it so elects, within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim. If the indemnifying party so elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and reasonably satisfactory to the party seeking indemnification. In the event that the indemnifying party elects to assume the defense of any such suit and retain its own counsel, the party seeking indemnification shall (i) bear the fees and expenses of any additional counsel thereafter retained by it, and (ii) not settle such suit without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

     In the event the party seeking indemnification fails to promptly notify the indemnifying party, the indemnifying party shall be relieved of liability for such claim to the extent such delay materially adversely affects the indemnifying party's ability to defend the claim.

     (e) Notwithstanding anything to the contrary contained herein: (i) all claims by either party arising out of or relating to this Agreement shall be brought under this
Section 11.1; (ii) all claims arising under subparagraphs (a) and (b) of this Section 11.1 must be made within eighteen (18) months from the Closing Date; and (iii) neither Buyer nor Seller shall be liable for any claim arising under subparagraphs (a) and (b) of this Section 11.1 until the aggregate amount of all such claims made against such party exceeds $100,000.00, it being understood that, once the aggregate amount of claims exceeds $100,000.00, the indemnifying party shall be fully liable for any claims made by the other party (including the first $100,000.00 of any such claims) up to an aggregate amount equal to the Purchase Price. The limitations on the indemnification obligation of the parties contained in this subparagraph shall not limit in any way Buyer's indemnification obligation contained in subparagraph (c) of this Section 11.1.

ARTICLE 12.  GENERAL PROVISIONS

     12.1  Survival of Representations and Warranties.

     Notwithstanding any term or provision of this Agreement to the contrary and regardless of any investigation made by any party, the representations and warranties contained in this Agreement or otherwise made or delivered pursuant to, or in connection with, this Agreement, the transaction contemplated hereunder or any related transactions shall survive the Closing for a period of twenty-four (24) months from the Closing Date.

     12.2  Notices.

     All notices and other communications hereunder shall be in writing and shall be deemed given when personally delivered or telecopied,(with confirmation from recipient), three (3) days after mailed by registered or certified mail (return receipt requested) or on the day delivered by any express courier (with confirmation from recipient) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to the Buyer, to:

          C&T Enterprises, Inc.
          1775 Industrial Boulevard
          P.O. Box 551
          Lewisburg, PA 17837
          Attn: General Counsel

          With copies to:
          Management Consulting Services, Inc.
          1667 K Street, N.W., 210
          Washington, D.C. 20006

          and

          Facer & Stamoulas, P.C.
          1025 Connecticut Avenue, N.W., #610
          Washington, D.C. 20006

      (b) if to the Seller, to:

          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminister, New Jersey 07921-0760
          Attn: General Counsel with a copy to:

          Bourne, Noll & Kenyon
          382 Springfield Avenue
          P.O. Box 690
          Summit, New Jersey 07902-0690
          Attention: Roger Mehner, Esq
          Facsimile No.: (908) 277-6808

     12.3  Interpretation.

     When a reference is made to this Agreement to Sections, or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof' and terms of similar import, unless the context otherwise requires, shall be deemed to be October 4, 2000.

     12.4  Counterparts.

     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     12.5  Entire Agreement.

     This Agreement (including the documents and instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect -to the subject matter hereof.

     12.6  Governing Law.

     This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law, and the Seller consents to jurisdiction in a Court of Common Pleas in Pennsylvania with respect to any claims arising out of this Agreement.

     12.7  Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provision of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed to be so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     12.8  Publicity.

     Except as otherwise required by law, neither the Seller nor the Buyer nor either of their subsidiaries shall be permitted to issue or cause the publication or any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not by unreasonably withheld.

     12.9  Assignment.

     Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer and Seller shall each have the right to assign its right, interest or obligations hereunder to a wholly-owned subsidiary of Buyer so long as Buyer remains liable for all terms, conditions, obligations and agreements contained in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and Seller have caused this
Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                 NUI CORPORATION (SELLER)

                                 s/John Kean, Jr.

                                 By: John Kean, Jr.
                                     President and Chief
                                     Executive Officer

                                 C & T ENTERPRISES, INC. (BUYER)

                                 s/Robert O. Toombs

                                 By: Robert 0. Toombs
                                     President and Chief
                                     Executive Officer



ASSET SALE AGREEMENT BY AND BETWEEN
NUI CORPORATION AND C&T ENTERPRISES, INC.

SCHEDULES

1.1           --  Real Property Owned
1.2(a)        --  Real Property Leased
1.2(b)        --  Easements
1.3           --  Equipment
1.4           --  Transportation and Storage Contracts/Supply
                  Contracts
2.2           --  Allocation of Purchase Price
  4           --  Assumption of Liabilities
5.4           --  Seller's Consents and Approvals
5.5           --  Claims and Litigation
5.9(a)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of September 30, 1999
5.9(b)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of June 30, 2000
5.12          --  Intangible Assets
5.13          --  Exceptions to Title to Assets
5.14(a)       --  Employment Agreements
5.14(b)       --  Employee Welfare Benefit Plans
5.14(d)       --  Seller's Saving Plan
5.15          --  Personnel Identification and Compensation
5.17(b)       --  Environmental Matters
5.17(c)       --  Exceptions to Environmental Permits
5.19          --  Definition of Seller's Knowledge
6.4           --  Buyers Consents
6.8           --  Definition of Buyer's Knowledge



                              SCHEDULE 1.1

                           Real Property Owned

Sayre 0ffice
523 S. Keystone Avenue
Sayre, PA  18840

Service Center
527 S. Keystone Avenue
Sayre, PA  18840

Athens Plant (pipe yard/storage, district regulator station)
Walnut Street
Athens. PA  1981l



                             SCHEDULE 1.2(a)

                           Real Property Leased

Propane Air Plant
New Street
Athens, PA  18810
Athens. PA I SS 10

City Gate Station
Franklin Road
Monroeton. PA



                             SCHEDULE 1.2(b)

                                Easements

                               See Attached



                               SCHEDULE 1.4

                     Transportation and Storage Contracts/
                              Supply Contracts

                                See Attached



                Valley Cities/Waverly Transportation &
                     Storage/Supply Contracts

          Name                                      Description                                       DATE
Agf Direct Gas Sales Inc           Base Agreement For Sale & Purchase Of Gas
02/22/1996
Aquila Energy Marketing Corp       Base Agreement For Sale & Purchase Of Gas
07/01/1996
Belden & Blake Corp                Netting & Set-Off Agreement                                      02/01/1998
Belden & Blake Corp                Base Agmt For Sale & Purchase Of Gas
11/12/1997
Citrus Trading Corp                Base Agreement For Sale & Purchase Of Gas
03/01/1996\
Coral Energy Resources Lp          Base Agreement For Sale & Purchase Of Gas
04/01/1996
Energy Source Inc.                 Base Agreement For Sale & Purchase Of Gas
05/01/1996
Equitable Resources (Eri, Inc.     Base Agreement For Sale & Purchase of Gas
05/01/1996
Florida Gas Utility                Base Agreement For Sale & Purchase Of Gas
04/18/1996
Igm Inc                            Base Sale & Purchase Agreement                                   01/12/1996
Natural Gas Clearinghouse          Base Agreement For Sale & Purchase Of Gas
12/01/1996
Noram Energy Services Inc          Base Agreement For Sale & Purchase Of Gas
05/01/1996
Norstar Energy Lp                  Base Agreement For Sale & Purchase Of Gas
04/01/1996
North Atlantic Utilities           Base Agreement For Sale & Purchase Of Gas
03/06/1996
Pan Energy Gas Services Inc        Base Agreement For Sale & Purchase Of Gas
05/01/1996
Peco Gas Supply Company            Gas Sale & Purchase Agreement
02/21/1996
Perry Gas Companies Inc            Base Agreement For Sale & Purchase Of Gas
06/01/1996
Teco Gas Marketing                 Base Sale & Purchase Agreement                                   01/15/1996
Tejas Power Corporation            Gas Sale & Purchase Agreement                                    02/21/1996
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #935                                   09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #936                                   09/01/1993
Tennessee Gas Pipeline Co*         Gas Transportation Agmt - #959
09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #2157
09/01/1993
Tennessee Gas Pipeline Co          Partial Assignment Agmt                                          09/01/1993
Tennessee Gas Pipeline Co          Operational Balancing Agmt                                       09/01/1993
Tennessee Gas Pipeline Co.         Gas Storage Contract - #2277                                     09/01/1993
Texaco Natural Gas, Inc.           Base Agreement For Sale & Purchase Of Gas
06/01/1996
Transcanada Gas Services Inc*      Base Agreement For Sale & Purchase Of Gas
05/01/1996



                          SCHEDULE 2.2

                   Allocation of Purchase Price



                          SCHEDULE 4

                   Assumption of Liabilities

                         Capital Leases
      Accounts Payable that have become due and payable
       no more than 45 days prior to the Closing Date
                         Customer Deposits
                Customer Advances for Construction
                      Regulatory Liabilities
                Over Received Purchased Gas Cost
                    Budget Billing Liabilities
                       Real Property Leases
   Contracts (Subject to Seller's retained rights thereunder)
                            Easements
  Collective Bargaining Agreement, if any reached with the Union
                      Office Equipment Leases
    Radio Tower Lease at Round Top Park, Athens Township, P.A.



                           SCHEDULE 5.4

                  Seller's Consents and Approvals

      The consents of or filings with the applicable public
       utility commissions in the following jurisdictions
                  must be obtained or made:

                            New Jersey
                             New York
                           Pennsylvania
                  Florida (post-closing filing only)

     The transactions contemplated by this Agreement may also require a filing or filings under the Hart-Scott-Rodino Act

             See also attached consents to assignment list



                          SCHEDULE 5.5

                     Claims and Litigation

                             None



                          SCHEDULE 5.9(a)

      Balance Sheet and Related Income Statement of VCW Business
                      as of September 30, 1999

                            See Attached



                     Valley Cities/Waverly
                      Statement of Income
                          1999-09-30

Operating Margins
  Operating Revenues                                 $9,280,074
  Purchased Gas and Fuel                              5,312,951
  Energy Taxes                                          263,276
Total Operating Margins                               3,703,846

Operations:
  Total Labor                                           732,662
  Employee Benefits                                      50,713
  Outside Services                                      127,810
  Provision for Bad Debt                                101,666
  Other Operating Expenses                               96,951
  Insurance                                                   -
  Travel & Entertainment                                  4,832
  Rents & Leases                                         19,886
  Dues and Memberships                                    7,125
  Materials & Supplies                                  230,072
  Amortizations                                           4,225
  Allocations                                           513,133
  Inter-Deptl Chgs                                      411,570
  Capitalized Costs                                     (37,104)
  Non-Recurring Items                                  (323,836)
Total Operations and Maintenance Exp.                 1,942,838

  Depreciation                                          439,294
  Amortization of Acq. Adjustment                       106,967
  Other General Taxes                                   291,669
Total Other Operating Expenses                        2,780,768

Net Operating Income                                    923,078

Other Income (Expense)                                     (138)

Income before Interest Expense                          922,940

Interest Expense
  Interest on Long-term Debt                            289,047
  Other Interest                                        171,330
  Amort. of Debt Expenses and Premiums                   28,149
    Total Interest Expense                              488,526
  Net Income (Loss) before Income Taxes                 434,414

    Income Taxes                                        171,014
  Net income (Loss) After Income Taxes                $ 263,400



                                                 SCHEDULE 5.9(a)
                          NUI Corporation
                           Balance Sheet
                            1999-09-30

                                                       VCW

Assets
Utility Plant
  Utility Plant in Service                        $ 15,635,015
  Construction Work-in-Progress                        521,682
  Unamortized Utility Plant Acq. Adj.                2,629,603
  Accumulated Depreciation-Utility                  (5,600,083)
Net Utility Plant                                   13,186,217

Current Assets
  Cash                                                  11,446
  Accounts Receivable                                  264,302
  Allowance for Uncollectible Accounts                 (69,444)
  Fuel Inventory                                       770,288
  Plants Materials & Supplies                          156,353
  Merchandise Inventory                                 69,192
  Prepayments & Other                                1,172,614
Total Current Assets                                 2,374,751

Other Assets
  Unamortized Debt Expense                              40,565
  Environmental Clean-up Costs                          28,576
  Other Regulatory Assets                              535,989
  Restricted Cash                                       43,357
  Deferred Charges and Other                            22,801
Total Other Assets                                     671,298
                                                    $16,232,257

Liabilities & Divisional Equity
Capitalization
  Common Stock                                     $
  Paid-in Capital                                    6,190,677
  Unappropriated Retained Earnings                    (299,641)
Total Capitalization                                 5,891,036

Long-Term Debt
  Medium-Term Notes                                  3,672,400
Total Long-Term Debt                                 3,672,400

Current Liabilities

  Notes Payable to Banks                             2,824,425
  Accounts Payable                                     673,164
  Customer Deposits                                      2,601
  Accrued Interest Payable                               4,300
  Federal Income Taxes                                 167,996
  Overrecovered Purchased Gas Costs                    844,154
  Miscellaneous Current & Accrued Liabilities           97,989
Total Current Liabilities                            4,614,629

Deferred Credits and Other Liabilities
  Deferred Federal Income tax                        1,184,277
  Unamortized Investment Tax Credits                   104,053
  Order 636 Liability                                  192,262
  Customer Advances for Construction                    81,633
  Other Deferred Credits                                13,011
  Regulatory Liabilities                               478,956
Total Deferred Credits & Other Liabilities           2,054,192

                                                   $16,232,257



                           SCHEDULE 5.9(b)

    Balance Sheet and Related Income Statement of VCW Business
                        as of June 20, 2000

                              See Attached



                                               SCHEDULE 5.9(b)
                             NUI Corporation
                         Combining Balance Sheet

                                                     VCW
Assets
Utility Plant
  Utility Plan in Service                        $ 16,501,249
  Construction Work-in-Progress                        94,349
  Utility Plant Acq. Adj.                           3,219,013
  Accumulated Amortization - PAA                     (669,635)
  Accumulated Depreciation - Utility               (6,012,943)
Net Utility Plant                                  13,132,034

Current Assets
  Cash                                                134,961
  Accounts Receivable                                 529,939
  Allowance for Uncollectible Accounts               (119,122)
  Fuel Inventory                                      306,801
  Plant Materials & Supplies                          136,143
  Merchandise Inventory                                65,186
  Prepaid Energy Taxes                                 13,982
  Prepayments & Other                               1,244,051
Total Current Assets                                2,311,942

Other Assets
  Unamortized Debt Expenses                            19,915
  Environmental Clean-up Costs                         28,576
  Other Regulatory Assets                             451,512
  Restricted Cash                                      44,332
Total Other Assets                                    544,335
                                                 $ 15,988,311

Liabilities & Divisional Equity
Capitalization
  Common Stock                                   $          -
  Paid-In Capital                                  6,190,677
  Unappropriated Retained Earnings                   (202,244)
Total Capitalization                                5,988,433

Long-Term debt
  Medium-Term Notes                                 3,672,400
Total Long-Term Debt                                3,672,400

Capital Lese Obligations                               28,382

Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                       1,040,229
  Unamortized Investment Tax Credits                   98,716
  Order 636 Liability                                 192,262
  Customer Advances for Construction                   78,095
  Other Deferred Credits                               13,011
  Regulatory Liabilities                              403,283
Total Deferred Credits & Other Liabilities          1,825,596
                                                 $ 15,988,311



                                                 SCHEDULE 5.9(b)
                      Valley Cities/Waverly
                       Statement of Income
                      YTD as of 2000-06-30

Operating Margins
  Operating Revenues                          $7,644,435
  Purchased Gas and Fuel                       4,388,242
  Gross Receipts and Franchise Taxes             107,512
Total Operating Margins                        3,148,681

Other Operating Expenses
  Operations and Maintenance                   1,621,326
  Depreciation                                   348,219
  Amortization of Acq. Adjustment                 80,225
  Other General Taxes                            225,360
Total Other Operating Expenses                 2,305,130

Other Income (Expense)                               337

Interest Expense
  Interest on Long-term Debt                     216,785
  Other Interest                                 173,898
  Amort. of Debt Expenses and Premiums            20,650
Total Interest Expense                           411,333

Net Income (Loss) before Income Taxes           $432,554

Income Taxes                                     164,161

Net Income (Loss) After Income Taxes            $268,393



                          SCHEDULE 5.12
                        Intangible Assets

Valley Cities Gas
Waverly Gas
and all other tradenames, trademarks, service names and service marks, whether registered or unregistered, in connection with the VCW Business other than names or marks including the "NUI" name.



                          SCHEDULE 5.13
                   Exceptions to title to Assets

Vehicles:

YEAR        MAKE          MODEL                   VIN

1998        Merc          Grand Marquis    2MEFM74W8WX682477
2000        Ford          F 450            1FDXF46S7YED40947
1999        Ford          Van              1FTPE2421XHB98820
2000        Ford          F150             1FTRX18W5YNB26029
2000        Ford          F250             1FTNX21LXYEE41137
1996        Case          1840             JAF0159086
1997        Ford          F150             1FTDF1728VNC88776
1979        Ford          F150             1FTDF1725VNC82806

Other Equipment:

Quantity    MAKE          MODEL

1           Pitney Bowes  E500 Mail Machine
1           Pitney Bowes  A523 Scale
1           Pitney Bowes  A900 Postage Meter
1           Konica        7040 Copier



                         SCHEDULE 5.14(a)

                       Employment Agreements

                               None

Seller's collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers ("Union") has expired. The Company provided its last and bet offer to the Union in August, 2000 which agreement has not yet been formally accepted by the Union. A copy of the last and best offer to the Union response has been provided to Buyer.



                         SCHEDULE 5.14(b)

                   Employee Welfare Benefit Plans

Pennsylvania and Southern Employee Pension Plan

NUI Savings and Investment Plan

Employee Stock Purchase Plan



                          SCHEDULE 5.14(d)

                            Savings Plan

                               None



                          SCHEDULE 5.15

            Personnel Identification and Compensation

                           See Attached



               Employee Base Salary as of 07/2000

EmplID      Eff Date         Name                Group        Status    Annual Rt
45042       2000-01-01  Bennett, Lori A          VB1            A       19,749.79
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43303       2000-01-01  Ciavardini, Gloria L.    VB1            A       16,081.42
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       2000-01-01  Garrity, Elizabeth C.    VB1            A       19,590.48
45034       2000-01-01  Gillette, Sally E.       VB1            A       22,264.53
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       2000-01-01  Hickey, Timothy M.       VB1            A       24,283.58
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       2000-01-01  Johnston, Keith R.       VB1            A       40,753.44
43247       2000-01-01  Johnston, Marjorie M.    VB1            A       33,321.60
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43297       2000-01-01  Lohmann, Michael         VB1            A       31,753.80
45071       2000-02-01  May, Timothy E.          VB1            A       26,395.20
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
46364       2000-05-12  Middaugh, Brian          VB1            A       12,480.00
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       2000-01-01  Stivason, Sharon L.      VB1            A       31,725.81
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams,  Douglas W.    VB1            A       29,993.60
43341       2000-02-18  Bowers, Dale K.          VB2            A       40,589.64
45037       2000-01-01  Crocker, Robert J.       VB2            A       58,953.00
45027       2000-01-01  Hurd, Stephen D.         VB2            A       41,958.07



                  Employee Base Salary as of 07/1999

EmplID      Eff Date         Name                Group        Status    Annual Rt
43341       1999-06-01  Bowers, Dale K.          VB2            A       38,656.80
45037       1999-01-04  Crocker, Robert J.       VB2            A       56,959.00
45027       1999-06-01  Hurd, Stephen D.         VB2            A       40,539.20
45042       1999-01-04  Bennett, Lori A.         VB1            A       19,081.92
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43273       1999-04-01  Chilson, Timothy         VB1            A       34,736.00
43303       1999-04-01  Ciavardini, Gloria L.    VB1            A       15,537.60
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       1999-04-01  Garrity, Elizabeth C.    VB1            A       18,928.00
45034       1999-04-20  Gillette, Sally E.       VB1            A       21,881.60
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       1999-04-01  Hickey, Timothy M        VB1            A       23,462.40
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       1999-01-04  Johnston, Keith R.       VB1            A       38,812.80
43247       1999-04-01  Johnston, Marjorie M.    VB1            A       29,806.40
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43249       1998-10-07  Lewis, Steven            VB1            A       27,726.40
43297       1999-01-04  Lohmann, Michael         VB1            A       30,680.00
45071       1999-05-01  May, Timothy E.          VB1            A       26,062.40
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
45044       1999-04-19  Moore, Carla K.          VB1            T       16,182.40
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       1999-01-04  Stivason, Sharon L.      VB1            A       30,652.96
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams, Douglas W.     VB1            A       29,993.60



                       SCHEDULE 5.17(b)

                     Environmental Matters

Release of dilute ethylene glycol/water mixture at Athens
Propane-Air facility in 1995 and 1996.  See memorandum dated
July 20, 2000 and, NUI Valley cities Gas Service/NUI Waverly Gas
Service Environmental Compliance Baseline provided with due diligence matters.



                       SCHEDULE 5.17(c)

              Exceptions to Environmental Permits

                             None



                          SCHEDULE 5.19

                 Definition of Seller's Knowledge

Members of Seller's management team deemed to have knowledge for purposes of the term ("Seller's Knowledge"):

                               John Kean, Jr.
                               Robert Lurie
                             Victor Fortkiewicz
                              Marck Abramovic
                              James Van Horn
                              Robert J. Crocker



                         SCHEDULE 6.4

                        Buyer's Consents

             Rural Utilities Service of the Department of
Agriculture Pennsylvania Public Utility Commission New York
Public Service Commission Securities and Exchange Commission



                         SCHEDULE 6.8

                 Definition of Buyer's Knowledge

Members of Buyer's management team deemed to have knowledge for purposes of the term ("Buyer's Knowledge")

                               Robert O. Tombs
                               Craig Eacher



                                                      Exhibit B


                 CERTIFICATION OF TOWN CLERK

1, Janet M Hurlbut, Clerk of the Town of Chemung, County of Chemung, State of New York, do hereby certify that the attached copy of permission, consent and franchise is a true and complete copy of the original thereof granted to NUI Corporation by the Town Board of said Town of Chemung at a meeting of said Board held in said Town the 4th day of October, 2000; that notice of said meeting was given by publication thereof in the official newspaper of said Town at least ten (10) days prior to said meeting and that all the provisions and requirements, of the Town Law of the State of New York were complied with in granting said permission, consent, and franchise; and I further certify that a duplicate original of the resolution granting said permission, consent and franchise had been deposited with the Town Clerk of said Town and filed by said Clerk in the office of said Clerk w with the records and papers of the Town, and that another duplicate original of said permission, consent and franchise has been filed in the office of the Clerk of Chemung County, in which County the Town is situated

     IN WITNESS WHEREOF, I have hereunto set my hand and seal of said Town of Chemung, this 12TH DAY OF OCTOBER, 2000.


/s/Janet M. Hurlbut
Clerk of the Town of Chemung



                    RESOLUTION 2000-119
              APPROVE GAS FRANCHISE APPLICATION
                      NUI CORPORATION

Re-solution by: Birney
Seconded by:    Decker

NUI Corporation (IINTJI Corporation or the Company") having, by its written request dated August 31, 2000 and letter of petition dated Sept. 13, 2000 and discussed at a public meeting on Sept. 13, 2000, requested the consent of the Town of Chemung, County of Chemung, and State of New York, that it may carry on the gas utility business in the said Town and may occupy the streets and public places in said Town for that purpose and as otherwise provided herein, and a public hearing having been held after due notice thereof having been given as required by the Town Law, and said application having been duly considered by the Board of the Town of Chemung at a meeting duly held on October 4, 2000.

NOW, THEREFORE, BE IT RESOLVED, that the Town of Chemung does hereby grant to said NUI Corporation, its successors and assigns, upon due acceptance in writing, a perpetual franchise to lay, construct, install, maintain and operate conductors, fixtures, pipes and structures for carrying, transmitting, distributing and delivering gas (natural, manufactured or mixed), other fluids, electricity and telecommunications equipment and signals with the necessary pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures, in, under, along, across, through and to extend its facilities beyond all of the streets, highways, alleys, squares, lanes, parks and public places in the said Town of Chemung for the purpose of furnishing, selling and distributing gas for light, heat and power purposes, and for providing space and facilities in or near its trenches for other services rendered to the public, including communications services, in said Town and beyond the limits thereof and the doing of such other things as may be necessary and incident to its business as a company which furnishes natural gas service and which provides space and facilities in or near its trenches for other services.

PROVIDED, HOWEVER, that all pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures shall be placed in such a manner as to cause as little inconvenience to the public in the use of such highways as is practicable and consistent with the safety and efficiency of such pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures.

PROVIDED FURTHER, that all of said pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures shall be placed, constructed and maintained in a proper and workmanlike manner so that the same shall in no way endanger the public, and the said Company shall at all times indemnify and save harmless said Town and the members of said Town Board from and against any and all actions, suits, damages, costs, charges and expense by reason of the location and maintenance of said pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures through, along and under any of the streets, highways, avenues, lanes, and other public places, or by reason of any act done or permitted to be done in the premises by said Company.

PROVIDED FURTHER, whenever said Company shall have occasion to make an opening in the surface of any street, highway or other public place for the purpose of laying or repairing any such pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures, it will. first procure any permits necessary under the law or ordinances of said Town (except in an emergency), will conduct such work in a careful and workmanlike mariner, will cause as little disturbance of traffic as reasonably possible, and will restore the surface of such meet, highway or other public place equal to or better than its former condition, including restoration of pavements where it has been necessary to disturb the same.

PROVIDED FURTHER, that this grant of a franchise is made upon the condition that permission be secured from the Public Service
Commission as is required by law.

RESOLVED, that the Town Supervisor and Town Board of the Town of Chemung be and hereby are authorized and directed to execute and deliver the written consent of the Town as herein provided.

Carried:  Ayes:  Decker, Birney, Moore, Stanton, Richter
          Nays:  None
Dated: Oct, 4, 2000 /s/Janet M. Hurlbut Town Clerk of Chemung



                          FRANCHISE

     THE BOARD of the Town of Chemung, County of Chemung and State of New York by and with the consent and approval of the Supervisor of said Town as evidenced by the signature attached hereto having by resolution at a meeting of said Board duly called and held for such purposes on the 41 day of October, 2000, after hearing, notice of which was given by publication in the official newspaper of said Town at least ten (10) days prior to the public hearing, authorized the granting of a franchise to NUI Corporation, pursuant to its Petition for a Public Hearing of Sept. 13, 2000.

     NOW, THEREFORE, the Town of Chemung, by Supervisor Richter, Councilpersons Moore, Decker, Stanton and Birney Do hereby grant NUI Corporation, its successors and assigns, upon due acceptance hereof in writing, a perpetual franchise to lay, construct, install, maintain and operate conductors, fixtures, pipes, and structures for carrying transmitting, distributing and delivering gas (natural, manufactured or mixed), other fluids, electricity and telecommunications equipment and signals with the necessary pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures in, under, along, across, through and to extend its facilities beyond all streets, highways, alleys, squares, lanes, parks and public places in the said Town of Chemung for the purpose of furnishing, selling and distributing gas for light, heat and power purposes, and for providing space and facilities in or near its trenches for other services rendered to the public, including communications services, in said Town and to extend its facilities beyond the limits thereof, and the doing of such other things as may be necessary and incidental to its business as a company that furnishes natural gas service and which provides space and facilities in or near its trenches for other services.

     PROVIDED, HOWEVER, that all pipes, conduits, ducts valves, valve pits, regulators, compressors and other conductors, fixtures and structures shall be placed in such a manner as to cause as little inconvenience to the public in the use of such highways as is practicable and consistent with the safety and efficiency of such pipes, conduits ducts, valves, regulators, compressors and other conductors, fixtures and structures.

     PROVIDED FURTHER, that all of said pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures shall be placed, constructed and maintained in a proper and workmanlike manner so that the same shall in no way endanger the public, and the said Company shall at all times indemnify and save harmless said Town and the members of said Town Board from and against any and all actions, suits, damages, costs, charges and expenses by reason of the location and maintenance of said pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures through, along and under any of the streets, highways, avenues, lanes and other public places, or by reason of any act done or permitted to be done in the premises by said Company.

     PROVIDED FURTHER, whenever said Company shall have occasion to make an opening in the surface of any street, highway or other public place for the purpose of laying or repairing any such pipes, conduits, ducts, valves, valve pits, regulators, compressors and other conductors, fixtures and structures, it will first procure any permits necessary under the law or ordinances of said Town (except in an emergency), will conduct such work in a careful and workmanlike manner, will cause as little disturbance of traffic as reasonably possible, and will restore the surface of such street, highway or other public place equal to or better than its former condition, including restoration of payment where it has been necessary to disturb the same.

     PROVIDED FURTHER, that this grant of a franchise is made upon the condition that permission be secured from the Public
Service Commission as is required by law.

     IN WITNESS WHEREOF, the Town of Chemung has caused this instrument to be signed in its name by its supervisor and Town
Board, and the seal of the town to be hereunto affixed this 12th Day of October, 2000.

Town of Chemung:

By:/s/George Richter___
   Signature/Supervisor
   of Town of Chemung

By:/s/Marilyn Decker___
   Signature/Title

By:/s/Roberta S. Moore_
   Signature/Title

By:/s/Nedel Sutliff____
   Signature/Title

By:/s/James M. Birney
   Signature/Title



   Ratification of Franchise by Superintendent of Highways

1. Lloyd Felsey__ , Superintendent of Highways of the Town of Chemung, County of Chemung and State of New York, do hereby join in the execution and delivery of the foregoing franchise or privileges and do hereby approve, ratify and confirm the same.

Dated:  October 16, 2000


Certification of Clerk

2. Janet M. Hurlbut, Clerk of the Town of Chemung, in the County of Chemung and the State of New York, do hereby certify that the attached copy of the Resolution and Franchise is a true and complete copy of the original hereof granted this day to NUI Corporation by the Town, of Chemung on the 4th day of October, 2000.

Clerk of the Town of Chemung

/s/Janet M. Hurlbut
        Clerk

NUI Corporation hereby accepts
the terms of the foregoing
Franchise this ______ Day of
__________________ 2000.


                              NLJI Corporation

                              By:/s/Victor Fortkiewicz

                              Title:  Vice President



                                                       Exhibit C

                     NOT FILED ELECTRONICALLY



                                                       Exhibit D

                     NOT FILED ELECTRONICALLY



                                                       Exhibit E


                      NUI Corporation
                  Combining Balance Sheet
                         1998-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Assets
Utility Plant
  Utility Plant in Service                 $13,340,272    $2,059,259    $15,399,531
  Construction Work-in-Progress                113,115           618        113,733
  Unamortized Utility Plant Acq. Adj.        2,289,588       446,983      2,736,570
  Accumulated Depreciation-Utility          (4,271,546)     (868,696)    (5.140,242)
                                           -----------    ----------    -----------
Net Utility Plant                           11,471,428     1,638,164     13,109,592
                                           -----------    ----------    -----------
Current Assets
  Cash                                         181,796             0        181.796
  Accounts Receivable                          332,067        67.100        399,167
  Allowance for Uncollectible Accounts         (53,968)       (7,080)       (61.046)
  Fuel Inventory                               975,651             0        976,651
  Plant Materials & Supplies                   395,303             0        395,303
  Merchandise inventory                         16,788             0         16,788
  Prepaid Energy Taxes                         144,941             0        144,941
  Prepayments & Other                          304,645        61,395        366,040
                                           -----------    ----------    -----------
Total Current Assets                         2,297.223       121,414      2,418.637
                                           -----------    ----------    -----------
Other Assets
  Unamortized Debt Expense                      58,951         9,764         88,714
  Environmental Clean-up Costs                  11,024             0         11,024
  Other Regulatory Assets                      714,241       102,077        816,318
  Restricted Cash                               41,378             0         41,378
  Deferred Charges and Other                    52,888        21,880         74,768
                                           -----------    ----------    -----------
Total Other Assets                             878,482       133,721      1,012,203
                                           -----------    ----------    -----------
                                           $14,647,133    $1,893.298    $16,540,431
                                           ===========    ==========    ===========


                      NUI Corporation
                  Combining Balance Sheet
                         1998-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Liabilities & Divisional Equity
Capitalization
  Common Stock                             $       -      $      -      $       -
  Paid-in Capital                            5,510,204       680,473      6,190,677
  Unappropriated Retained Earnings            (187,131)     (282,500)      (469,631)
                                           -----------    ----------    -----------
Total Capitalization                         5,323,073       397,973      5,721,046
                                           -----------    ----------    -----------
Long-Term Debt
  Medium-Term Notes                          3,049,800       622,600      3,672,400
                                           -----------    ----------    -----------
Total Long-Term Debt                         3,049,800       622,600      3,672,400
                                           -----------    ----------    -----------
Current Liabilities
  Notes Payable to Banks                     2,976,914       560,865      3,537,779
  Accounts Payable                           1,115,622             0      1,115,622
  Customer Deposits                                905             0            906
  Accrued Interest Payable                           0         4,300          4,300
  Overrecovered Purchased Gas Costs            558,270        21,370        579,640
  Miscellaneous Current & Accrued
    Liabilities                                 45,522        27,059         72,581
                                           -----------    ----------    -----------
Total Current Liabilities                    4,697,234       613,594      5,310,828
                                           -----------    ----------    -----------
Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                  821,935       229,500      1,051,435
  Unamortized Investment Tax Credits            81,395        29,631        111,026
  Order 636 Liability                          192,262             0        192,262
  Customer Advances for Construction            72,198             0         72,198
  Other Deferred Credits                        34,233             0         34,233
  Regulatory Liabilities                       375,003             0        375,004
                                           -----------    ----------    -----------
Total Deferred Credits & Other
  Liabilities                                1,577,026       259,131      1,836,157
                                           -----------    ----------    -----------
                                           $14,647,133    $1,893,298    $16.540,431
                                           ===========    ==========    ============



                      NUI Corporation
                  Combining Balance Sheet
                         1999-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Assets
Utility Plant
  Utility Plant in Service                 $13,573,246    $2,061,769    $15,635,015
  Construction Work-in-Progress                438,970        82,712        521,682
Unamortized Utility Plant Acq. Adj.        2,200,092       429,511      2,629,603
  Accumulated Depreciation-Utility          (4,678,700)     (921,383)    (5,600,083)
                                           -----------    ----------    -----------
Net Utility Plant                           11,533,608     1,652,609     13,186,217
                                           -----------    ----------    -----------
Current Assets
  Cash                                          11,446             0         11,446
  Accounts Receivable                          229,145        35,157        264,302
  Allowance for Uncollectible Accounts         (72,298)        2,854        (69,444)
  Fuel Inventory                               770,288             0        770,288
  Plant Materials & Supplies                   156,280            73        156,353
  Merchandise Inventory                         69,192             0         69,192
  Prepayments & Other                        1,010,875       161,739      1,172,614
                                           -----------    ----------    -----------
Total Current Assets                         2,174,929       199,823      2,374,751
                                           -----------    ----------    -----------
Other Assets
  Unamortized Debt Expense                      35,750         4,815         40,565
  Environmental Clean-up Costs                  25,610         2,967         28,576
  Other Regulatory Assets                      439,026        96,962        535,989
  Restricted Cash                               43,357             0         43,357
  Deferred Charges and Other                    22,801             0         22,801
                                           -----------    ----------    -----------
Total Other Assets                             566,545       104,744        671,289
                                           -----------    ----------    -----------
                                           $14,275,081    $1,957,176    $16,232,257
                                           ===========    ==========    ===========




                      NUI Corporation
                  Combining Balance Sheet
                         1999-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Liabilities & Divisional Equity
Capitalization
  Common Stock                             $       -      $      -      $       -
  Paid-in Capital                            5.510,204       680,473      6,190,577
  Unappropriated Retained Earnings              35,135      (334,776)      (299,541)
                                           -----------    ----------    -----------
Total Capitalization                         5,545,339       346,697      5,891,036
                                           -----------    ----------    -----------
Long-Term Debt
  Medium-Term Notes                          3,049,800       622,600      3,672,400
                                           -----------    ----------    -----------
Total Long-Term Debt                         3,049,800       622,600      3,672,400
                                           -----------    ----------    -----------
Current Liabilities
  Notes Payable to Banks                     2,436,914       387,511      2,824,425
  Accounts Payable                             661,567        11,597        673,164
  Customer Deposits                              2,519            82          2,601
  General Taxes                                     (0)           (0)            (0)
  Accrued Interest Payable                           0         4,300          4,300
  Federal Income Taxes                         124,036        43,960        167,996
  Overrecovered Purchased Gas Costs            555,922       288,232        844,154
  Miscellaneous Current & Accrued
    Liabilities                                 59,467        38,622         97,989
                                           -----------    ----------    -----------
Total Current Liabilities                    3,840,425       774,204      4,614,629
                                           -----------    ----------    -----------
Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                  997,410       156,857      1,184,277
  Unamortized Investment Tax Credits            76,426        27,627        104,053
  Order 636 Liability                          192,262             0        192,262
  Customer Advances for Construction            81,633             0         81,633
  Other Deferred Credits                        12,829           182         13,011
  Regulatory Liabilities                       478,956             0        478,956
                                           -----------    ----------    -----------
Total Deferred Credits & Other
  Liabilities                                1,839,516       214,676      2,054,192
                                           -----------    ----------    -----------
                                           $14,275,081    $1,957,176    $16,232,257
                                           ===========    ==========    ===========



                      NUI Corporation
                  Combining Balance Sheet
                         2000-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Assets
Utility Plant
  Utility Plant in Service                 $14,541,356    $2,205,652    $16,747,008
  Construction Work-in-Progress                 53,292         2,072         55,364
  Utility Plant Acq. Adj.                    2,695,666       523,347      3,219,013
  Accumulated Amortization - PAA              (585,069)     (111,307)      (696,376)
  Accumulated Depreciation - Utility        (5,142,953)     (981,183)    (6,124,135)
                                           -----------    ----------    -----------
Net Utility Plant                           11,562,292     1,638,581     13,200,874
                                           -----------    ----------    -----------
Current Assets
  Cash                                         338,549             0        338,549
  Accounts Receivable                          129,217       103,506        232,724
  Allowance for Uncollectible Accounts        (100,907)       (4,608)      (105,515)
  Fuel inventory                               672,823             0        672,823
  Plant Materials & Supplies                   122,745         6,898        129,643
  Merchandise Inventory                         66,013           311         66,324
  Prepaid Energy Taxes                          13,982             0         13,982
  Unrecovered Purchased Gas Costs                    0       566,639        566,639
  Prepayments & Other                        1,172,448       169,669      1,342,117
                                           -----------    ----------    -----------
Total Current Assets                         2,414,872       642,416      3,257,287
                                           -----------    ----------    -----------
Other Assets
  Unamortized Debt Expense                      13,936         1,478         15,414
  Environmental Clean-up Costs                  25,610         2,967         28,570
  Other Regulatory Assets                      354,565        96,962        451,528
  Restricted Cash                               44,332             0         44,332
                                           -----------    ----------    -----------
Total Other Assets                             438,443       101,407        539,849
                                           -----------    ----------    -----------
                                           $14,415,607    $2,582,403    $16,998,010
                                           ===========    ==========    ===========



                      NUI Corporation
                  Combining Balance Sheet
                         2000-09-30

                                              Valley
                                              Cities        Waverly       Combined
                                           ------------   -----------   ------------
Liabilities & Divisional Equity
Capitalization
  Common Stock                             $       -      $      -      $       -
  Paid-In Capital                            5,510,204       680,473      6,190,677
  Unappropriated Retained Earnings             (60,253)     (406,625)      (466,878)
                                           -----------    ----------    -----------
Total Capitalization                         5,449,951       273,848      5,723,799
                                           -----------    ----------    -----------
Long-Tern Debt
  Medium-Term Notes                         3,049,800       622,600      3,672,400
Total Long-Term Debt                         3,049,800       622,600      3,672,400
                                           -----------    ----------    -----------
Capital Lease Obligations                       76,363             0         76,363
                                           -----------    ----------    -----------
Current Liabilities
  Current Portion of Long-Term Debt and
    Capital Leases Obligations                  29,825             0         29,825
  Notes Payable to Banks                     2,616,148     1,158,087      3,774,235
  Accounts Payable                             716,801         5,997        723,798
  Customer Deposits                              2,806           164          2,970
  Accrued Interest Payable                      30,474         7,138         37,611
  Overrecovered Purchased Gas Costs            616,723             0        616,723
  Miscellaneous Current & Accrued
    Liabilities                                 52,144        34,472         86,616
                                           -----------    ----------    -----------
Total Current Liabilities                    4,064,921     1,205,858      5,271,779
                                           -----------    ----------    -----------
Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                1,025.687       453,316      1,479,003
  Unamortized investment Tax Credits            71,338        25,599         96,937
  Order 636 Liability                          192,262             0        192,262
  Customer Advances for Construction            76,095             0         78,095
  Other Deferred Credits                        12,829           182         13,011
  Regulatory Liabilities                       394,360             0        394,360
                                           -----------    ----------    -----------
Total Deferred Credits & Other
  Liabilities                                1,774,572       479,097      2,253,669
                                           -----------    ----------    -----------
                                           $14,415,607    $2,582,403    $16,998,010
                                           ===========    ==========    ===========



                                                     Exhibit D-3

                      STATE OF NEW JERSEY
                   BOARD OF PUBLIC UTILITIES

-------------------------------
In the Matter of the Petition  :
of NUI Corporation, d/b/a      :  Petition
Elizabethtown Gas Company for  :
Approval Petition To Sell      :  BPU Docket No.
Certain Assets                 :
-------------------------------

TO THE HONORABLE COMMISSIONERS OF THE NEW JERSEY BOARD OF PUBLIC
UTILITIES.:

     1. Petitioner, NUI Corporation (the "Company" or "NUI") is a corporation organized under the laws of the State of New Jersey. NUI Corporation's principal business office is located at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760. NUI is a multi-state energy sales, services and distribution company, which provides both regulated utility services and also unregulated services.

     2. NUI distributes natural gas and related services in six states along the eastern seaboard of the United States. The Company's utility operations are conducted using a divisional structure, which consists of Elizabethtown Gas (in New Jersey), City Gas Company of Florida, North Carolina Gas, Elkton Gas (in Maryland), Valley Cities Gas (in Pennsylvania), and Waverly Gas (in New York). In 1999, NUI's gas operations provided service to more than 370,000 residential, commercial and industrial customers.

     3. NUI solicited interest in the sale of VC/WG assets through Berenson Minella & Company ("Berenson Minella"). Berenson Minella did a preliminary solicitation of interest among a group of electric, gas and combination utilities in the Northeast. Three companies expressed preliminary interest and Berenson Minella conducted a limited auction procedure whereby the interested parties reviewed financial and operational information under confidential agreement. C&T Enterprises was the successful bidder.

     4. On October 5, 2000, NUI announced that it had agreed to sell its Valley Cities Gas and Waverly Gas divisions to C&T Enterprises, Inc. of Pennsylvania for $15 million, with the possibility of an additional $3 million payment if certain revenue targets are achieved. Herein NUI seeks the review and approval of the New Jersey Board of Public Utilities (the "Board") of the proposed sales transaction pursuant to N.J.S.A. 48:3-7, and the Board's prior Order in Re Elizabethtown Gas Company, Order, BPU Docket No. GM93090390, (dated April 19,
1994). (A copy of the proposed Asset Sale Agreement is attached as Exhibit A.)

     5. Currently, Valley Cities Gas and Waverly Gas ("VC/WG") provide natural gas and appliance repair services to about 6,300 customers in the Sayre, Pennsylvania area (including Athens and Towanda), and Waverly, New York. None of the facilities to be transferred in the proposed sales transaction are located in New Jersey. Moreover, none of the facilities to be transferred are used to provide service to customers in New Jersey. Therefore, it is anticipated that the proposed sale will have no impact on New Jersey operations, rates or customers.

     6. NUI originally acquired VCWG pursuant to a 1993 agreement in which it acquired the assets of the Pennsylvania & Southern Gas Company ("PSGC"). At that time PSGC's assets consisted of local gas distribution facilities in four states, Maryland, North Carolina, Pennsylvania and New York, providing service to approximately 22,000 customers. Pursuant to its Order approving the acquisition of the PSGC properties, the Board required that certain conditions be met:

          a. all transaction costs associated with the acquisition must be absorbed by NUI and could not be recovered from New Jersey customers;

          b. NUI must maintain its capital structure in a manner which insulates New Jersey ratepayers from any adverse effects of non-New Jersey operations and events;

          c. NUI could not seek to recover from New Jersey ratepayers any costs associated with NUI's utility operations in other states, including New York and Pennsylvania;

          d. all corporate expenditures borne by NUI and the non-New Jersey divisions must not be charged to New Jersey ratepayers; and

          e. any transfer of assets by NUI is subject to the Board's jurisdiction.

     7. C&T Enterprises, Inc. (T&T") is a wholly owned subsidiary of Tri-County Rural Electric Cooperative and Claverack Rural Electric Cooperative. It was formed in 1998, in accordance with Pennsylvania utility laws. Pursuant to the sale agreement, a copy of which is attached as Exhibit A, C&T will pay $15 million for the assets and customers of VCWG. Simultaneously with the sales agreement, the NUI and C&T have entered into a Letter of Intent for NUI to provide certain management and support services to C&T, including gas supply management and gas control dispatching, engineering, billing and telecommunications services. All of the employees of VCWG will become employees of C&T upon the closing of the sale transaction.

     8.  Consistent with the requirements contained in N.J.A.C.
14:1-5.6(a), the following information is attached to this
Petition:

          Exhibit A   A copy of the Asset Sale Agreement

          Exhibit B   A description of the property to be sold.

          Exhibit C   A copy of the resolution of the Board of
Directors of NUI authorizing the sale transaction.

          Exhibit D   Spreadsheets detailing the original cost
of the property, the cost and nature of improvements made to the property, and the amount at which the property is now carried on the books of NUI.

          Exhibit E   Copies of proposed journal entries to
record the transaction.

     9. Pursuant to N.J.A.C. 14:1-5.6(i), NUI seeks a waiver from the advertising requirement contained in N.J.A.C. 14:1-5.6(b). VCWG are small gas providers, serving a relatively isolated gas market. The number of potential purchasers for such assets is quite limited and NUI does not believe that advertising the sale of the assets would have resulted in a higher price. Moreover, few potential purchasers could bring the experience necessary to operate VCWG in a safe and reliable manner. Therefore, NUI seeks the Board's waiver of the advertising requirement.

     10. Throughout its ownership of VCWG, NUI has complied with the Board's order and maintained a complete separation of the utility assets such that New Jersey ratepayers were not exposed to any risk or any costs associated with the assets. Moreover, NUI does not intend to seek the recovery of any costs associated with the proposed sales transaction. None of the assets of VCWG are located in New Jersey and none of the assets are used to serve New Jersey customers. But for NUI's use of a divisional structure for its utility operations, and the Board's prior order, NUI believes it would not be required to seek Board approval for the sale of assets. As the Board, however, has required that NUI seek approval of "any transfer of assets," NUI makes this application pursuant to that authority. Moreover, NUI also believes it would be inappropriate to require a sharing of any gain on the sale of the properties, to the extent there is a gain, between the shareholders of NUI and New Jersey ratepayers. Pursuant to the Board's earlier Order, New Jersey ratepayers were not at risk for any costs associated with the purchase and operation of VCWG and so should not be entitled to any share of the gain on the sale.

     WHEREFORE, for the forgoing reasons, NUI respectfully requests that the Board approve the sale of the Valley Cities and Waverly Gas companies and grant a waiver to the advertising requirement contained in N.J.A.C. 14:1-5.6(b).

                              Respectfully submitted,

                              By:s/Mary Patricia Keefe

                              Date: February 28, 2001



                          VERIFICATION

     Victor A. Fortkiewicz, having been first duly sworn, deposes and says that he Is Vice President, Distribution Services of NUI Corporation, that he has read the foregoing Petition and knows its contents, that the same is true of his own personal knowledge, except for those matters alleged on information and belief, and as in those matters, he is informed and believes them to be true.

     This the 28th day of February, 2001.

                                   s/Victor A. Fortkiewicz
                                     Victor A. Fortkiewicz

Sworn to and subscribed before
me this the 28th day of February
2001.

________________________________
        NOTARY PUBLIC

My Commission Expires:



                                                       Exhibit A

ASSET SALE AGREEMENT
BETWEEN
NUI CORPORATION
AND
C&T ENTERPRISES, INC.

Dated as of October 4, 2000



                          ASSET SALE AGREEMENT

     This Asset Sale Agreement (the "Agreement") is made as of this 4th day of October, 2000 by and between NUI CORPORATION, a New Jersey corporation having offices at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760 (the "Seller") and C&T ENTERPRISES, INC., a Pennsylvania corporation having offices at 1775 Industrial Boulevard, P.O. Box 551, Lewisburg, Pennsylvania 17837 (the "Buyer").

                              WITNESSETH:

     WHEREAS, Seller owns certain assets described herein, which assets are presently used in that portion of the Seller's business which is operated under the name of "Valley Cities Gas Service" and "Waverly Gas Service" which are operating divisions of Seller (hereinafter referred to as the "VCW Business"); and

     WHEREAS, Seller wishes to sell the assets constituting the VCW Business as more fully described herein to Buyer and Buyer wishes to buy such assets constituting the VCW Business subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. SALE, TRANSFER AND ASSIGNMENT OF ASSETS.

     Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller at the Closing described in Article 3 hereof, the assets, properties and interests of Seller constituting the VCW Business of every kind, character and description, whether tangible, intangible, real, personal or mixed, and wherever located except for the Excluded Assets, all of which are sometimes collectively referred to in this Agreement as the "Assets", including, but not limited to, the following:

     1.1  Owned Real Property.

     Those certain parcels of land more fully described on
Schedule 1.1, together with all privileges and appurtenances thereto and all buildings, structures, fixtures and other improvements situated thereon and together with all easements used or useful in connection therewith (such land, improvements and easements together hereinafter collectively referred to as the "Owned Real Property").

     1.2  Real Property Leases; Easements

     All right, title and interest of Seller in the leases of the real property more fully described on Schedule 1.2(a), together with all rights and privileges under such leases (hereinafter referred to as the "Real Property Leases") and to the real property subject to such leases (hereinafter referred to as the "Leased Real Property" and together with the Owned Real Property being hereinafter collectively referred to as the "Real Property"), and the easements, rights-of-way, rights of access or licenses relating to the distribution mains and pipelines utilized in the VCW Business described on
Schedule 1.2(b) (hereinafter referred to as the "Easements").

     1.3  Equipment.

     All the machinery, tools, appliances, vehicles, furniture; equipment (including, without limitation, essential spares and replacement parts), gas distribution mains and pipelines, together with gate stations, meters and other gas distribution equipment and other tangible personal property of every kind and description that are located upon or within the Real Property, and/or are owned or held by Seller, and are utilized in connection with the operations of the VCW Business, a current list of which is attached hereto as Schedule 1.3. (hereinafter referred to collectively as the "Equipment").

     1.4  Transportation and Storage Contracts/Supply Contracts.

     Seller's interest in the transportation and storage contracts and gas supply contracts relating to the operation of the VCW Business to be assumed by Buyer pursuant to Article 4, subject to Seller's continuing interest in such interstate pipeline deliverability and supply contracts necessary to serve Seller's New Jersey operations, all as fully described in
Schedule 1.4 attached hereto (hereinafter referred to as the "Contracts").

     1.5  Accounts Receivable.

     All of Seller's accounts receivable as of the Closing Date (as defined in Article 3 below) arising out of the operation of the VCW Business in the ordinary course and unpaid as of the Closing Date (hereinafter referred to as "Accounts Receivable" ), but excluding any reserves or allowance for bad debt maintained by Seller as of the Closing Date.

     1.6  Intangibles.

     All intangible assets of the VCW Business listed on
Schedule 5.12 as well as any other trade names (other than names used in the VCW Business which include the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses, customer lists, goodwill and other intangibles used exclusively in the VCW Business, if any, as of the Closing Date (as defined in Article 3 below) including, without limitation, tort or insurance proceeds arising out of any damage or destruction of any of the Assets between the date of this Agreement and the Closing Date.

     1.7  Books and Records.

     All papers, computerized databases and records in Seller's care, custody or control relating to any or all of the above described Assets or exclusive to Seller's operation of the VCW Business, including, but not limited to all blueprints, plans and specifications, personnel and labor relations records, environmental compliance records, sales records, customer records, marketing materials, accounting and financial records, maintenance records, plats and surveys of the Real Property, and plans and designs of buildings, structures, fixtures and equipment.

     1.8  Prepaid Expenses.

     All prepaid expenses and other prepaid items relating to any of the Assets and the operation of the VCW Business as of the Closing Date subject to allocations which may be made by Seller consistent with the terms of this Agreement and subject to Seller's retention of amounts attributable to pension payments and pension expenses as adjusted by Seller after Seller's valuation of its pension obligations to the employees of the VCW Business.

     1.9  Permits, etc.

     All permits, licenses, consents or authorizations issued by, and all registrations and filings with, any governmental agency in connection with, the VCW Business whenever issued or filed, excepting only those which by law or by their terms are non-transferable or those which have expired.

     1.10  Plant Material, Merchandise, Gas and Propane.

     All plant material and operating supplies, all merchandise, all gas stored underground and all propane in bulk storage tank utilized in connection with the VCW Business existing as of the Closing Date.

     1.11  Excluded Assets.

     Seller shall not transfer to Buyer and Buyer shall not acquire Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date, whether or not arising from Seller's operation of the VCW Business (the "Excluded Assets") other than restricted cash held for regulatory purposes in connection with the VCW Business which shall be transferred to Buyer.

ARTICLE 2.  PURCHASE PRICE.

     2.1  Payment of Purchase Price.

     In consideration for the transfer and assignment by Seller of the Assets, Buyer on the conditions set forth herein,

     (a) shall deliver to Seller at the Closing (as hereinafter defined) (i) Fifteen Million Dollars ($15,000,000) plus or minus any customary prorations as of the Closing Date relating to the transfer of the Real Property under this Agreement, and (ii) an amount required to reimburse Seller for reasonable amounts expended by Seller for the NUCOR expansion allocable to the VCW Business as more fully described in Section 8.12 of this Agreement, all payable in cash as more fully described in
Section 3.2 hereof, and

     (b) shall assume and discharge, and shall indemnify Seller against liabilities and obligations of Seller under the leases, contracts or other agreements, if any, specified on Schedule 4.

     (c) shall pay Three Million Dollars ($3,000,000) to Seller at such time as the entire amount of the rate increase, consisting of the sum of. (i) the rate increase of Five Hundred Seventy Thousand Dollars ($570,000) described in the Regulatory Relief Section of Seller's Information Memorandum (dated June
2000), Page 5, Part F, and (ii) One Hundred Thousand Dollars ($100,000) (the agreed amount representing any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8 of this Agreement), receives all necessary government approvals subject to reasonable and customary restrictions and limitations. If a rate increase of a lesser amount receives all necessary government approvals subject to reasonable and customary restrictions and limitations, then a linearly pro rated portion of the aforementioned $3 million payment shall be paid to Seller, provided, however, that if the amount of the approved rate increase does not yield additional annual revenue equal to at least $385,000-the sum of (x) $285,000 and (y) $100,000 (the agreed amount of any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8)- then no portion of the $3 million will be paid to Seller. As an illustration of the above proration, if the total rate increase approved is $500,000, the portion of the $3 million payable to Seller shall be calculated as follows: ($500,000 - ($285,000 + $100,000))/$285,000 x $3,000,000 = $1,210,526.32.

     Buyer shall pursue approval of such rate increase with diligence and shall commence formal proceedings to obtain such increase by the later of. (i) eighteen (18) months after the Closing; or (ii) such date as the New York Public Service Commission and the Pennsylvania Public Utility Commission permit the Buyer to commence such proceedings. In the event Buyer breaches its obligation to diligently pursue such rate increase in accordance with the terms of this subparagraph, Buyer shall pay to Seller $3 million. Buyer's obligation to pursue the rate increase shall survive the Closing. Notwithstanding the foregoing, if Buyer applies for a rate increase and such increase is not approved, or only partially approved, as a result of such proceedings, Buyer shall have no obligation to reapply for a rate increase and Buyer's obligation to make payment to Seller pursuant to Section 2.1(c) shall be fixed on the basis of such initial application and decision.

     2.2  Allocation of Purchase Price.

     The parties agree to make an allocation of the Purchase Price (defined as the sum of the amounts specified in paragraphs
(a) and (c) of Section 2.1 above) at the Closing and to use such allocation in reporting the transaction contemplated by this Agreement for Federal and state tax purposes.

ARTICLE 3. THE CLOSING.

     The closing of the purchase and sale of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Seller at 10:00 a.m. local time, no later than five (5) business days after all conditions to the Closing contained in this Agreement have been satisfied or waived in writing, or at such other place and/or time as the parties may agree in writing (the "Closing Date").

     3.1  Seller's Obligations at the Closing.

     At the Closing, the Seller shall deliver or cause to be delivered to Buyer:

     (a) For all the owned Real Property and interests in the Owned Real Property, warranty deeds with covenants against grantor's acts in recordable form, properly executed and acknowledged, conveying title to the same;

     (b) Assignments of all Real Property Leases and Easements properly executed by Seller, and accompanied by all consents of lessors required by this Agreement and the leases being assigned;

     (c) Assignment and assumption agreements for personal property leases, licenses and permits and all Contracts of Seller to be assumed by Buyer in connection herewith, in a form legally sufficient to accomplish the assignment of the same and assumptions of the liabilities thereunder, and accompanied by all third party consents required by this Agreement and the personal property leases and Contracts being assigned to Buyer; and

     (d) Other instruments of assignment and transfer (including bills of sale) of all of the other Assets of Seller to be transferred hereunder reasonably requested by Buyer to effect, evidence or facilitate the transactions contemplated by this Agreement, in form legally sufficient to properly assign or convey such title.

Simultaneously with the consummation of the transfer of the Assets, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be sold, conveyed, transferred, assigned and delivered under this Agreement.

     3.2  Buyer's Obligations at the Closing.

     At the Closing, Buyer shall deliver to Seller against delivery of the items specified in Section 3.1: (i) a certified or bank cashier's check, or a wire transfer of immediately available funds, in the amount of the balance of the Purchase Price, payable to Seller in accordance with Sections 2.1(a) and 2.1(b) of this Agreement; and (ii) appropriate instruments of assumption of the Assumed Obligations as defined herein in form legally sufficient to accomplish such assumption.

ARTICLE 4.  ASSUMPTION OF LIABILITIES.

     Buyer is assuming certain debts, liabilities or obligations of Seller relating to the VCW Business, including all Accounts Payable that have become due and payable in the ordinary course of business no more than forty-five (45) days prior to the Closing Date and such other obligations as herein specifically provided. Buyer shall have the benefit of and shall perform and assume all Real Property Leases, Contracts (subject to Seller's retained rights thereunder), Easements, and other agreements and obligations relating to the VCW Business, if any, specifically listed on Schedule 4, in accordance with the terms and conditions thereof (the "Assumed Obligations"). Buyer specifically assumes no debts, liabilities or obligations of Seller other than those listed in Schedule 4.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller does hereby represent and warrant to Buyer as follows:

     5.1  Organization.

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has full corporate power and authority to carry on its business, and in particular the VCW business, and to own, lease or operate its properties, and in particular, the Assets utilized in the VCW Business.

     5.2  Authority.

     Seller has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     5.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedule 5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Seller will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's Certificate of Incorporation or Bylaws or, to Seller's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Seller is a party or by which it is bound.

     5.4  Consents.

     Except as set forth on Schedule 5.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Seller or for the consummation by Seller of the transactions contemplated by this Agreement.

     5.5  Claims and Litigation.

     To Seller's knowledge, except as set forth on Schedule 5.5, there is no material claim, legal action, suit, arbitration, governmental investigation or other legal, regulatory or administrative proceeding, or any order, judgment, decree or award in progress, pending, threatened or in effect against or relating to the Assets or the VCW Business.

     5.6  Compliance with Laws and Other Requirements.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any laws, statutes, regulations, ordinances and orders, judgments, decrees and awards applicable to the Assets or the VCW Business, which notice remains unresolved and which noncompliance would have a material adverse effect on the Assets or the VCW Business.

     5.7  Real Property.

     Schedules 1.1 and 1.2 to this Agreement contain complete listings of each parcel of real property owned by or leased to Seller and used in the VCW Business. Schedules 1.1 and 1.2 contain a description of all buildings, fixtures and other improvements located on the Real Property and a list of the policies of title insurance issued, if any, to Seller for these properties. True, correct and complete copies of the Real Property Leases and Easements are available for inspection by the Buyer. All the Real Property Leases, and to Seller's knowledge, all Easements, are valid and in full force, and there does not exist any default or event that with notice or lapse of time, or both, would constitute a default under any of such Leases or Easements. The zoning of each parcel of real property described in Schedules 1.1 and 1.2 permits the presently existing improvements and the continuation of the VCW Business presently being conducted thereon.

     5.8  Tangible Personal Property.

     The Equipment described in Section 1.3 and Schedule 1.3 of this Agreement constitutes all the items of tangible personal property owned by, in the possession of, or exclusively used by Seller in connection with the VCW Business. The Equipment listed in Schedule 1.3 constitutes all tangible personal property necessary for the conduct by Seller of the VCW Business as now conducted by Seller. Except as stated in Schedule 1.3, no Equipment used by Seller in connection with the VCW Business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement.

     5.9  Financial Statements of the VCW Business.

     Schedule 5.9(a) to this Agreement sets forth the balance sheet of the VCW Business as of September 30, 1999, (the "Last Fiscal Year End"), and the related statement of income for the year then ending which balance sheet and related statement of income are included in the consolidated financial statements of the Seller which are audited annually by Arthur Andersen LLP, Seller's independent certified public accountants.
Schedule 5.9(b) to this Agreement sets forth the balance sheet of the VCW Business as of June 30, 2000, (the "Stub Period Date"), together with the related statement of income for the three month period then ending, certified by the Chief Financial Officer of Seller. The financial statements in Schedules 5.9(a) and 5.9(b) are hereinafter referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Seller throughout the periods indicated, are complete and correct in all material respects and accurately and fairly present the financial position of the VCW Business as of the respective dates of the balance sheets included in the Financial Statements, and the results of operations of the VCW Business for the respective periods indicated.

     5.10  Absence of Specified Changes.

     Since the Last Fiscal Year End, there has not been any:

     (a) Adverse change in the financial condition, liabilities, Assets, business, operating results or prospects of the VCW Business;

     (b) Destruction, damage to, or loss of any Assets of the VCW Business (whether or not covered by insurance) that adversely affects the Assets, financial condition, business, operating results or prospects of the VCW Business;

     (c) Labor trouble or other event or condition of any character adversely affecting the financial condition, business, Assets or prospects of the VCW Business; or

     (d) Other event or condition of any character that has or might reasonably have an adverse effect on the financial condition, business, Assets, operating results or prospects of the VCW Business.

     5.11  Accounts Receivable.

     The Accounts Receivable reflected on the balance sheet dated the Stub Period Date included in the Financial Statements, and the Accounts Receivable created after the date thereof, are valid and genuine and arose from bonafide transactions involving the distribution of natural gas to the VCW Business customers and the performance of other services or other transactions in the ordinary course of the VCW Business.

     5.12 Intangible Assets.

     Schedule 5.12 to this Agreement is a complete schedule of all trade names (other than names including the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles owned by or licensed to Seller and used exclusively in the VCW Business. Seller owns or has the right to use all trade names, trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles necessary to carry on the VCW Business substantially as currently conducted, except the failure of which to own or have the right to use individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Assets or on the VCW Business.

     5.13  Title to Assets.

     Seller has good and marketable title to all the Assets and its interests in the Assets, whether real, personal, tangible and intangible, which constitute all the Assets and interests in Assets that are exclusively used in Seller's operation of the VCW Business. All the Assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Seller's balance sheet as of the Stub Period Date, included in the Financial Statements, or disclosed in Schedule 5.13 and the other Schedules to this Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the Assets, nor materially impair the business operations of the VCW Business.

     5.14  Employee Agreements and Benefit Plans.

     (a) Schedule 5.14(a) contains a complete list of all employment contracts with respect to the employees of the VCW Business to which Seller is a party or by which Seller is bound (all the foregoing being herein called "Employee Agreements"). At the present time there are no Employee Agreements in effect, and to Seller's knowledge neither Seller nor any other party is in default under any Employee Agreement previously in effect. There have been no claims of default and, to the knowledge of the Seller, there are no facts or conditions which, if continued, or with the passage of time or compliance with any applicable notice requirements or both, will result in a default under the Employee Agreements.

     At the present time Seller is not a party to any collective bargaining agreement other than its collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers (the "Union"), which agreement has expired. Seller is currently compensating bargaining unit employees of the VCW Business in accordance with the terms of the expired agreement. There is no pending or, to the knowledge of the Seller, threatened labor dispute, strike or work stoppage by the VCW Employees or any representative of the VCW employees. Seller made its last and best offer to Union in August, 2000 and Seller believes it is likely that a new collective bargaining agreement will be reached. A copy of the Seller's last and best offer has been provided to Buyer.

     (b) Schedule 5.14(b) contains a complete list of all pension plans, practices, policies or arrangements, profit sharing plans, bonus, deferred compensation, supplemental executive retirement plans, excess benefit plans, stock options, stock appreciation or other forms of incentive or other compensation plans or arrangements (including, "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")), and all welfare, severance, vacation, and other employee fringe benefit plans (including "employee welfare benefit plans" as defined in Section 3(l) of ERISA) maintained, or contributed to, by Seller for the benefit of the employees of the VCW Business or former employees of the VCW Business (all the foregoing being herein called "Benefit Plans").

     (c) With respect to the NUI Corporation Savings and Investment Plan (the "Seller's Savings Plan") and the Pennsylvania & Southern Gas Company Employees Pension Plan (the "Seller's Pension Plan"), Seller has made available to Buyer copies of each of the following: (i) plan document; (ii) summary plan description; (iii) trust agreement; (iv) most recent annual report on IRS Form 5500 and (v) most recent Internal Revenue Service determination letter. To the knowledge of the Seller, the Seller's Savings Plan and the Seller's Pension Plan are qualified" within the meaning of Section 401(a) of the Code.

     (d) Except as disclosed on Schedule 5.14(d), the Seller's Savings Plan and Seller's Pension Plan have been maintained in substantial compliance with their terms and within the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which could subject the Buyer to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

     5.15  Personnel Identification and Compensation.

     Schedule 5.15 contains a list of the names of all permanent, full time employees of the VCW Business stating the rates of compensation payable to each of them. All of the persons named in Schedule 5.15 have been employees of the VCW Business for at least One Hundred Twenty (120) days prior to the date of this Agreement and no other individuals have been employed by the VCW Business on a permanent basis during this period.

5.16 Contracts.

     Prior to the date hereof, Seller has provided Buyer with access to true and correct copies of all of the Contracts set forth in Schedule 1.4. Seller has performed and, to the knowledge of Seller, every other party has performed, each material term, covenant and condition of each of the Contracts that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or, to the knowledge of Seller, any other party under any of the Contracts and, to the knowledge of Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of such Contracts.

5.17  Environmental Conditions.

     (a)  When used in this Section 5.17 and elsewhere in this
Agreement:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof,

          (ii) "Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court.

          (iii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, Petroleum and Natural Gas Products, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iv) "Petroleum and Natural Gas Products" shall mean crude oil, petroleum or fractions thereof, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products and natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel.

     (b) Except for past operations conducted at the Athens, Pennsylvania manufactured gas plant (the "Athens MGP") and as otherwise disclosed in Schedule 5.17(b) attached hereto, and except for such violations that in the aggregate would not have a material adverse effect on the Assets or the VCW Business,
(i) to Seller's knowledge, Seller has not used, stored, treated, transported, manufactured, refined, handled, produced, disposed of, managed, spilled or released any Hazardous Materials on, under, at from or in any way affecting any Real Estate or other Assets or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials; and (ii) to Seller's knowledge, no prior owner of such Real Property or Assets or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials on, from or in any way affecting any such Real Property or Asset, or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials.

     (c) Except as set forth in Schedule 5.17(c), and except for such permits or noncompliance that in the aggregate would not have a material adverse effect on the Assets or the VCW Business, to Seller's knowledge (i) Seller has received all permits as may be required under applicable Environmental Laws to conduct the VCW businesses, (ii) Seller is in compliance in all material respects with the terms and conditions of any such permits, and (iii) Seller has not received any notices or claims, nor is there a factual basis for such a claim, that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law with respect to any Real Property or the Assets.

     5.18 Fees and Expenses of Brokers and Others.

     Seller has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Berenson, Minella & Company to represent it in connection with such transactions, and Seller shall pay all of Berenson Minella's fees and expenses in connection with such engagement.

     5.19 Taxes.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any federal, state or municipal tax law and Seller is current in its payment of all taxes including without limitation all income, gross receipts, property, sales, excise and franchise taxes, assessments or duties and no such tax is a lien or encumbrance upon any Asset which is a subject of this Agreement, except for the lien of current taxes not yet due and payable.

     5.20  Gas Operations.

To Seller's knowledge:

     (a) there have been no changes in the VCW gas transmission and distribution system between January 1, 2000 and the date of this Agreement other than changes made in the ordinary course of the VCW Business;

     (b) VCW's propane air peaking plants are capable of normal and safe operations; and

     (c) None of VCW's largest customers listed in Exhibit 8 of the June 2000 Information Memorandum have "bypassed" in the period between January 1, 2000 and the date of this Agreement, and Seller has no knowledge of any such customer who plans to "bypass."

     5.21  Definition of Seller's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Seller are being made to "Seller's knowledge" or terminology similar to such phrase. In determining Seller's knowledge and whether Seller has knowledge, Seller shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Seller's management team who are listed on Schedule 5.19. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Seller or possessed by any other employee, officer or agent of Seller. The knowledge of each of such named persons shall not be imputed to any of the other named persons.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer does hereby represent and warrant to Seller as follows:

     6.1  Organization.

     Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties, as and in the places where such business is now conducted and such properties are now owned, leased or operated.

     6.2  Authorization.

     Buyer has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     6.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedules
5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Buyer will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Buyer's Certificate of Incorporation or Bylaws or, to Buyer's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Buyer is a party or by which it is bound.

     6.4  Consents.

     Except as set forth in Schedule 6.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Buyer or for the consummation by Buyer of the transactions contemplated by this Agreement.

     6.5  Financial Ability to Perform.

     Buyer has the financial ability and has access to funding sources to obtain the funds necessary to consummate the transactions contemplated to occur at the Closing. As of the date of this Agreement, Buyer knows of no reason that the funding sources Buyer has access to will not be able to provide Buyer such funding.

     6.6  Fees and Expenses of Brokers and Others.

     Buyer has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Buyer has engaged Management Consulting Services, Inc. ("MCS") to assist it in connection with such transactions, and Buyer shall pay all of the fees and expenses of MCS in connection with such engagement.

     6.7  Acknowledgment by Buyer.

     Buyer has conducted, to its satisfaction, an independent investigation of the financial condition, Assets, liabilities to be assumed by Buyer and projected operations of the VCW Business in making its determination to proceed with the transactions contemplated by this Agreement, and Buyer has relied on the results of its own independent investigation, as well as the representations and warranties of Seller expressly and specifically set forth herein.

     6.8  Definition of Buyer's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Buyer are being made to "Buyer's knowledge" or terminology similar to such phrases. In determining Buyer's knowledge and whether Buyer has knowledge, Buyer shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Buyer's management team who are listed on Schedule 6.8. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Buyer or possessed by any other employee, officer or agent of Buyer. The knowledge of each such named persons shall not be imputed to any of the other named persons.

ARTICLE 7.  SELLER'S COVENANTS

     Seller covenants and agrees that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing Date:

     7.1  Conduct of Business in the Ordinary Course.

     Seller shall continue to conduct the VCW Business in the ordinary course and consistent with past practice. Seller will use all commercially reasonable efforts to preserve the VCW Business, maintain all real and personal property, keep available the services of the present employees of the VCW Business and maintain the goodwill of the customers, suppliers and others having a business relationship with the VCW Business. Notwithstanding the foregoing, Seller shall not extend the term of any expiring interstate pipeline transportation and/or storage contracts without the consent of Buyer, nor will Seller enter into a gas "customer choice" program that has a material adverse effect on VCW's distribution margin, or volume delivered to customers on a weather normalized basis, except as otherwise required by the Pennsylvania Public Utility Commission and/or the Public Service Commission of the State of New York or any other entity having jurisdiction over such matters.

     7.2  Maintenance of Insurance.

     Seller shall continue to carry its existing insurance covering the Assets and the VCW Business subject to variations in amounts required by the ordinary operations of the VCW
Business.

     7.3  Employees and Compensation.

     Seller shall not do, or agree to do, any of the following:

     (a) grant any increase in salaries payable or to become payable to any employee of the VCW Business other than such increases which are made in the ordinary course of business to employees and other than such increase which may be required under a collective bargaining agreement or other understanding with the representative of the employees who are members of a bargaining unit;

     (b) increase benefits payable to any employee of the VCW Business under any bonus or pension plan or other contract or commitment other than with respect to changes to any such plans, contracts or commitments made by Seller which affect its employees generally. Seller shall permit Buyer to contact Seller's employees at all reasonable times for the purpose of discussing with such employees prospective employment by Buyer on or after the Closing Date, and Seller shall take reasonable steps to assist Buyer's efforts to encourage employees of Seller to accept any employment offered by Buyer;

     (c) hire any new employee for, or transfer any existing employee to, the VCW Business, or terminate (other than for cause) or transfer any existing employee of the VCW Business without the consent of Buyer.

     7.4  Access by Buyer.

     Seller shall give to Buyer and its authorized representatives access, during normal business hours and upon reasonable advance notice, in such a manner as not to disrupt the normal business activities of Seller's business, to the Assets and books of account and records of the VCW Business reasonably relevant to an evaluation of the Assets and the VCW Business. Seller will also cause its officers to furnish to Buyer any and all material financial, technical and operating data, and other information pertaining to the VCW Business operations of Seller and the Assets, as Buyer shall from time to time reasonably request for such purpose.

     7.5  Covenant Not to Compete.

     Seller covenants and agrees that, for a period of five (5) years after the Closing Date (the "Restrictive Period") Seller shall not, in any capacity, directly or indirectly, distribute natural gas to any customers in the areas of Pennsylvania or New York (as applicable) served by the VCW Business. In addition, except as otherwise set forth in this Section 7.5, Seller covenants and agrees that during the Restrictive Period Seller shall not, in any capacity, directly or indirectly, sell natural gas to (i) any residential customer, or (ii) any other customer that would not be eligible for transportation service under tariffs in effect for the VCW Business as of the Closing Date. During the Restrictive Period, Seller shall not solicit non-transportation customers of the VCW Business to become transportation customers and it shall not solicit any customers of the VCW Business to "bypass." The foregoing notwithstanding, Seller shall be permitted to make bulk sales of natural gas to retail customers who were transportation customers of the VCW Business on or before the Closing Date. In the event that Buyer establishes a retail "choice" program in Pennsylvania and/or New York, permitting retail customers to purchase supply from a third-party, Buyer agrees to permit Seller to participate in any such "choice" program as a third-party marketer.

     If any court determines that this covenant not to compete, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable. For purposes of this section, the term Seller shall include any parent, subsidiary or affiliated corporation of Seller or any entity, organization, or enterprise which Seller, directly or indirectly controls or in which Seller directly or indirectly possesses an ownership interest equal to or greater than fifty percent (50%)

ARTICLE 8.  ADDITIONAL AGREEMENTS.

     8.1  Regulatory Matters.

     (a) The parties shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities and third parties which are necessary to consummate the transactions contemplated by this Agreement as set forth in Schedule 5.4 and Schedule 6.4. The Seller and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Seller, the VCW Business or the Buyer, as the case may be, which appear in any application, notice, petition and filing made with or written materials submitted to, any governmental entity or third party in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement as set forth in
Schedule 5.4 and Schedule 6.4, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (b) Seller and Buyer shall promptly furnish each other with copies of written communications received by Seller and Buyer, as the case may be, from, or delivered by any of the foregoing to, any governmental entity in respect of the transactions contemplated hereby.

     8.2  Legal Conditions to the Transaction.

     Each of Seller and Buyer shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the consummation of the transactions contemplated by this Agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of or any exemption by, any governmental entity and any other third party which is required to be obtained by Seller or Buyer in connection with the transactions contemplated by this Agreement.

     8.3  Additional Agreements.

     If at any time after the Closing Date any further action is necessary or desirable to carry out the purpose of this Agreement or to vest Buyer with full title to the Assets and the VCW Business, the proper officers of each party to this Agreement shall take all such necessary actions as may be reasonably requested by the Buyer (without additional cost to it).

     8.4  Disclosure Supplements.

     Prior to the Closing Date, each party will supplement or amend the Schedules hereto delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purposes of determining satisfaction of the conditions set forth in Sections 9.2(a), 9.2(b), 9.3(a) and 9.3(b) hereof.

      8.5  No Inconsistent Actions.

     Prior to the Closing Date, except as otherwise permitted by this Agreement, no party will enter into any transaction or make any agreement or commitment and will use reasonable efforts not to permit any event to occur, which could reasonably be anticipated to result in a denial of the regulatory or governmental approvals referred to in Schedules 5.4 and 6.4, the imposition of any condition or requirement that would materially adversely affect the economic or business benefits to the Buyer of the transactions contemplated by this Agreement.

     8.6  Confidentiality.

     The parties agree to continue to comply with the terms of the Confidentiality Agreement dated May 31, 2000 between Seller and Buyer the terms of which are incorporated herein by reference.

     8.7  Employment Matters.

     (a) Buyer will offer to each employee of the VCW Business (the VCW Employees") employment in a position of comparable seniority and at least the same pay as that received by each such VCW Employee immediately prior to the Closing Date. Each VCW Employee who is tendered and accepts Buyer's offer of employment will be referred to as a "Transferred Employee." Buyer agrees not to terminate any Transferred Employee during the three (3) month period following the Closing Date except for cause. Buyer will provide the Transferred Employees with the same benefits it provides to its other employees in similar positions, subject to any changes that Buyer may negotiate with any union, which may be the collective bargaining representative of any of the Transferred Employees. Furthermore, for a one year period commencing on the Closing Date, Buyer will agree to pay severance to any Transferred Employee terminated by Buyer (other than a Transferred Employee terminated for cause) during such one year period in an amount equal to two weeks' pay for each year of service to Seller and Buyer up to a maximum of the Transferred Employee's annual salary, but in no event less than three month's pay or such amount required to be paid under a collective bargaining agreement, if applicable. Any severance payment provided for herein shall be payable in a lump sum and shall be based on the salary payable to the Transferred Employee at the time of the termination of employment. Seller shall reimburse Buyer for all severance costs for the first five (5) Transferred Employees that are terminated without cause between the Closing Date and one year after the Closing Date. Seller agrees to indemnify, defend and hold harmless Buyer with respect to any and all compensation, severance and/or employee benefits claims by any current or former employee (or any spouse, former spouse, dependent or former dependents of any such current or former employee) of Seller accruing prior to the Closing Date.

     (b) Subject to Seller's obligations to comply with applicable labor laws, rules and regulations, Seller agrees that it will not make, or agree to, any material changes to its last and best offer in connection with the collective bargaining agreement submitted to the Union in August, 2000 without consulting Buyer. In the event that after the Closing Date, Buyer terminates the employment of any Transferred Employee who is represented by a collective bargaining representative, Buyer shall pay severance benefits in accordance with any collective bargaining agreement, if applicable, in lieu of the severance payments provided in subsection (a) above.

     (c) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in Buyer's employee benefit plans, including, but not limited to, the defined benefit pension (the "Buyer's Pension Plan") and 401(k) savings plan (the "Buyer's Savings Plan") maintained by Buyer, in accordance with the terms of such plans unless and until different benefit plans are negotiated with an applicable collective bargaining representative. Buyer agrees to amend its employee benefit plans to provide that service completed by Transferred Employees while employed by the Seller or its predecessor or its affiliates shall be recognized under Buyer's employee benefit plans for purposes of determining eligibility for participation and vesting of benefits.

     (d) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Savings Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Effective as of the Closing Date, Seller shall amend Seller's Savings Plan to provide that all Transferred Employees shall be fully vested in their account balances thereunder. Seller shall cause the trustees of the Seller's Savings Plan to transfer to the trustees of the Buyer's Savings Plan the aforementioned fully vested account balances of the Transferred Employees to the Buyer's Savings Plan as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date ("Transfer Date") and Buyer shall cause the trustees of the Buyer's Savings Plan to accept such transfer of the account balances. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)12) and 414(1) of the Code.

     The transfer of the Transferred Employees account balances shall be in cash, except that the account balances or portions thereof invested in notes representing participant loans shall be transferred in-kind to the Buyer's Savings Plan (except for mortgage loans, which shall not be transferred to the Buyer's Savings Plan). Buyer agrees to provide Seller with evidence that the Buyer's Savings Plan is qualified under Section 401(a) of the Code and Seller agrees to provide Buyer with evidence that Seller's Savings Plan is qualified under Section 401(a) of the Code.

     (e) Effective as of the Closing Date, all Transferred Employees shall cease benefit accruals in the Seller's Pension Plan and Seller shall amend Seller's Pension Plan to provide that all Transferred Employees shall be fully vested in their accrued benefits as of the Closing Date. Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Pension Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Seller shall cause the trustees of the Seller's Pension Plan to transfer to the trustees of the Buyer's Pension Plan the assets and liabilities attributable to the Transferred Employees (as described below) as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date (the "Transfer Date") and Buyer shall cause the trustees of the Buyer's Pension Plan to accept such transfer of assets and liabilities. The amount transferred to the Buyer's Pension Plan shall equal the Accumulated Benefit Obligation as defined below for the Transferred Employees as of the Closing Date, increased by 7 3/4% interest from the Closing Date to the date of transfer, and decreased by the amount of any benefit payments to the Transferred Employees after the Closing Date but prior to the date of transfer. The Accumulated Benefit Obligation for the Transferred Employees shall be determined by using the accumulated benefits obligation methodology of Statement of Financial Accounting Standards No. 87, on the basis of (i) each participant's age, years of vesting service and years of benefit accrual service on the Closing Date, and (ii) the actuarial assumptions and methods used for determining the accumulated benefits obligation as of the January 1, 2000 actuarial report for the Seller's Pension Plan including the lump sum distribution assumption of 50%; provided, however, that the discount rate shall instead be a rate midway between the GATT annual interest rate for the month prior to the month during which the Closing Date occurs and 7 3/4%. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)(12) and 414(l) of the Code. The calculation of the above described present value of accrued benefits shall be made by an actuary designated by the Seller and shall be reviewed and approved by an actuary designated by the Buyer (which approval shall not be unreasonably withheld). The Seller shall cooperate fully in the gathering of any necessary data to be used by the respective actuaries and shall certify or cause the certification of the accuracy of such data to the actuaries. The costs and expenses of any third party engaged to perform services with regard to this section shall be paid by the party engaging such third party. Seller shall cause the plan administrator of the Seller's Pension Plan and Buyer shall cause the plan administrator of the Buyer's Pension Plan to make such timely filings as may be required by the Internal Revenue Service with respect to the transfer of assets and liabilities, including Forms 5310-A. Buyer agrees to provide Seller with evidence that Buyer's Pension Plan is qualified under Section 401(a) of the Code and Seller agrees to provide evidence to Buyer that Seller's Pension Plan is similarly qualified under Section 401(a) of the Code. Buyer's Pension Plan will provide that each Transferred Employee will be entitled to a benefit at least equal to his accrued benefit under the Seller's Pension Plan as of the Closing Date.

     (f) With respect to any medical, dental, prescription drug, vacation, death, accidental death and dismemberment, short-term disability and long-term disability benefit plans maintained by Buyer for its employees, immediately after the Closing Date, the Transferred Employees shall participate in such plans (i) without any waiting periods, exclusions due to preexisting conditions and without any evidence of insurability; and (ii) Buyer shall take into account claims arising during the calendar year in which occurs the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations. Notwithstanding the foregoing, Seller will assume responsibility for any and all outstanding employee benefits claims, including, but not limited to, any and all heath insurance claims, relating to claims and/or expenses incurred on or prior to the Closing Date.

     (g) Buyer shall be responsible for any legally-mandated continuation of health care coverage for all Transferred Employees and/or their covered dependents who have a loss of health coverage due to a "qualifying event" (as defined in Section 4980B of the Code) that occurs on or after the Closing Date.

     (h) After the Closing Date, the Buyer will have sole responsibility for any obligations or liabilities to Transferred
Employees under the Worker Adjustment and Retraining
Notification Act or any similar applicable law of any jurisdiction relating to any plant closing or mass layoff or as otherwise required by any applicable law.

     8.8 Environmental Condition of the Athens MGP. Buyer shall, at its sole cost and expense, in accordance with all applicable Environmental Laws, assume responsibility for the environmental condition associated with the former operations of the Athens MGP, including, but not, limited to, conducting such investigations and remediation activities with respect to any Hazardous Materials that may exist in, on, under or about the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP as may be required by any Governmental Authority. Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that Buyer shall assume all risk relating to the past, present and future environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     Buyer intends to seek insurance and/or to accrue funds to address the potential liability stemming from its ownership of the Athens MGP and its assumption of responsibility for the environmental conditions described herein. Buyer will seek a rate increase from the Pennsylvania Public Utility Commission and the New York Public Service Commission for the amount of the insurance premiums and/or the accrual of funds for the eventual remediation of the Athens MGP.

     8.9  Bulk Sales Law.

     No action is required by either party with respect to any bulk sales or bulk transfer laws. In the event that any such law is deemed to apply to the sale of the Assets and the VCW Business by Seller, by execution of this Agreement Seller agrees that it shall be solely liable and Seller hereby waives any and all obligations and requirements imposed upon Buyer under such laws.

     8.10  Existing Arrangements between NUI and VCW.

     Buyer will have the night, as its sole option, to assume under existing terms and conditions, renegotiate, or immediately terminate any arrangements that existed between Seller and the VCW Business as of January 1, 2000 or at any time thereafter, up to and including the Closing Date; provided, however that Buyer shall not have the right to renegotiate or terminate any arrangement with Seller's New Jersey division relating to interstate pipeline capacity or deliverability and gas supply. Buyer intends to continue the current contract between the VCW Business and Utility Business Services, Inc., a wholly-owned subsidiary of Seller ("UBS"), for billing services at least until August 31,,2001 or until the Closing Date whichever is later. In the event that Buyer terminates such contract after such period, Seller agrees to cause UBS to waive any termination fee, penalty or any other termination payment which may be provided for under the terms of such contract.

     8.11  Post-Closing Servicing Agreements.

     The parties agree to use commercially reasonable efforts to negotiate certain post-Closing servicing agreements on mutually acceptable terms relating to the provision of on-going services by Seller to Buyer in connection with the operation of the VCW Business relating to gas supply procurement, billing, information systems and other administrative functions. It is understood and agreed by the parties that the Closing of the transactions contemplated by this Agreement is not subject to or in any way conditioned upon the successful negotiation and execution of any such post-Closing servicing agreements.

     8.12  The NUCOR Expansion.

     The parties agree that Seller shall use commercially reasonable efforts to obtain the franchise, permits and approvals to secure grant monies from the State of New York and to expend the funds reasonably necessary to secure the same and for the construction required for the NUCOR expansion. Seller has provided Buyer with cost estimates for the NUCOR expansion. It being understood that such expansion will benefit the future of the VCW Business, Buyer agrees to reimburse Seller at Closing for Seller's reasonable NUCOR expansion expenses properly allocable to the VCW Business in excess of the grant monies awarded to Seller.

ARTICLE 9.  CONDITIONS TO CLOSING

     9.1  Conditions to Each Party's Obligation to Effect the
Sale.

     The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

     (a) Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental entities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or have been terminated.

     (b) No Injunctions or Restraints: Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an injunction shall be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     9.2  Conditions to Obligations of Buyer.

     The obligation of the Buyer to effect the transactions contemplated in this Agreement is also subject to the satisfaction or waiver by Buyer, at or prior to the time set for performance of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of the Seller by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a Certificate signed on behalf of the Seller by its Chief
Financial Officer.

     (c) Third Party Consents. The consent, approval, or waiver of each person (other than the governmental entities) whose consent or approval shall be required in order to permit the sale, transfer or assignment of the Assets (including, but not limited to, all gas supply contracts identified on Schedule 1.4) shall have been obtained.

     9.3  Conditions to Obligations of the Seller.

     The obligations of the Seller to effect the transactions contemplated in this Agreement are also subject to the satisfaction, or waiver by the Seller, at or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a earlier date) as of the Closing Date as though made on and as of the Closing Date. The Seller shall have received a certificate signed on behalf of the Buyer by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Beer. The Buyer shall have performed in all material respects all obligations required to be performed by the Buyer under this Agreement at or prior to the Closing Date, and the Seller shall have received a Certificate signed on behalf of Buyer by its Chief Financial Officer to such effect.

ARTICLE 10. TERMINATION AND AMENDMENT

     10.1  Termination.

     This Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing
Date:

     (a) by mutual consent of the Seller and the Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire
Board;

     (b) by either the Seller or the Buyer upon written notice to the other part), (i) at least thirty (30) days after the date on which any request or application for an approval of a governmental entity required to consummate the transactions contemplated by this Agreement shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite approval; -provided however, that no party shall have the right to terminate this Agreement pursuant to this Section 10. 1 (b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any governmental entity having jurisdiction over the transactions contemplated by this Agreement shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated in this Agreement;

     (c) by either the Seller or the Buyer if the purchase and sale of the Assets shall not have been consummated on or before the first anniversary date of the execution of this Agreement by the parties; provided, however, that, if all of the conditions provided in Article 9 hereof, other than the receipt of Regulatory Approvals described in Article 9.1(a) have been satisfied or waived, and diligent efforts are being undertaken to satisfy the conditions in Article 9.1(a), then the references to the first anniversary date in this Article 9.1(c) shall be deemed to be the second anniversary of the date of this Agreement.

     (d) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, (i) which breach (it susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach by the other party hereto, or (ii) which breach, by its nature, cannot be cured; or

     (e) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the party of the other party, (i) which breach (if susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party hereto, or (ii) which breach, by its nature, cannot be cured.

     10.2  Effect of Termination.

     In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, except that Sections 8.6 and 10.3) shall survive any termination of this Agreement, and there shall be no further obligation on the part of the Buyer, the Seller or their respective officers or directors except for the obligations under such provisions. Notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement; provided, however, that no claim for any intentional breach shall survive the Closing.

     10.3  Expenses; Break-Up Fee.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) In order to induce Seller to enter into this Agreement and to deal exclusively with Buyer, and to reimburse the Seller for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Section 9.3(b) of this Agreement, Seller shall be entitled to receive from Buyer the payment of Five Hundred Thousand Dollars ($500,000) as liquidated damages in full satisfaction of Seller's claims under this Agreement. Notwithstanding the foregoing, Buyer shall have no obligation to make such payment to Seller if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Sections 9.1, 9.2(a) or 9.2(b) of this Agreement or if any material consents under Section 9.2(c) are not obtained, provided the failure to obtain such material consents is not due to the financial condition of Buyer, whether or not the conditions set forth Section 9.3(b) have been satisfied.

     (c) In order to induce Buyer to enter into this Agreement and to deal exclusively with Seller, and to reimburse the Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that (i) the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in
Section 9.2(b) of this Agreement or (ii) Seller terminates this Agreement without cause hereunder and, at the time of termination Seller has received, or thereafter receives, an alternative offer to purchase the VCW Business which offer is accepted by Seller within six (6) months after such termination, Seller shall pay to Buyer an amount equal to Five Hundred Thousand Dollars ($500,000.00) as liquidated damages in full satisfaction of Buyer's claims under this Agreement. Notwithstanding the foregoing, Seller shall not be obligated to make such payment to Buyer if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy, the conditions set forth in Sections 9.1, 9.3(a) or 9.3(b) of this Agreement, whether or not the conditions set forth in Section 9.2(b) have been satisfied.

     10.4  Amendment.

     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.5  Extension; Waiver.

     The parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 11. POST-CLOSING INDEMNIFICATION OBLIGATIONS

     11.1  Indemnification.

     (a) Seller shall indemnify and hold Buyer harmless against and in respect of all claims, costs, losses, expenses, liabilities, suits, actions or damages, including reasonable attorneys' and accountants' fees and disbursements (hereinafter "Damages") arising out of Seller's breach of its representations and warranties contained in this Agreement or asserted against Buyer relating to or directly arising from Seller's ownership of the Assets or the conduct of the VCW Business prior to the Closing Date other than Assumed Obligations;

     (b) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages arising out of Buyer's breach of its representations and warranties contained in this Agreement or asserted against Seller relating to or directly arising from Buyer's ownership of the Assets or conduct of the VCW Business or Buyer's failure to satisfy the Assumed Obligations or Buyer's Obligations under Section 8.7 of this Agreement as of and subsequent to the Closing Date;

     (c) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages asserted against Seller relating to the environmental condition associated with the former operations of the Athens MGP or Buyer's failure to satisfy its obligations contained in Section 8.8 concerning the environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     (d)  In the event of a claim for indemnification under this
Section 11. 1, the party seeking indemnification shall promptly notify the indemnifying party in writing of the nature of the claim for which indemnification is sought within a reasonable time after the assertion of the claim. The indemnifying party shall be entitled to participate at its own expense in the defense, or if it so elects, within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim. If the indemnifying party so elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and reasonably satisfactory to the party seeking indemnification. In the event that the indemnifying party elects to assume the defense of any such suit and retain its own counsel, the party seeking indemnification shall (i) bear the fees and expenses of any additional counsel thereafter retained by it, and (ii) not settle such suit without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

     In the event the party seeking indemnification fails to promptly notify the indemnifying party, the indemnifying party shall be relieved of liability for such claim to the extent such delay materially adversely affects the indemnifying party's ability to defend the claim.

     (e) Notwithstanding anything to the contrary contained herein: (i) all claims by either party arising out of or relating to this Agreement shall be brought under this
Section 11.1; (ii) all claims arising under subparagraphs (a) and (b) of this Section 11.1 must be made within eighteen (18) months from the Closing Date; and (iii) neither Buyer nor Seller shall be liable for any claim arising under subparagraphs (a) and (b) of this Section 11.1 until the aggregate amount of all such claims made against such party exceeds $100,000.00, it being understood that, once the aggregate amount of claims exceeds $100,000.00, the indemnifying party shall be fully liable for any claims made by the other party (including the first $100,000.00 of any such claims) up to an aggregate amount equal to the Purchase Price. The limitations on the indemnification obligation of the parties contained in this subparagraph shall not limit in any way Buyer's indemnification obligation contained in subparagraph (c) of this Section 11.1.

ARTICLE 12.  GENERAL PROVISIONS

     12.1  Survival of Representations and Warranties.

     Notwithstanding any term or provision of this Agreement to the contrary and regardless of any investigation made by any party, the representations and warranties contained in this Agreement or otherwise made or delivered pursuant to, or in connection with, this Agreement, the transaction contemplated hereunder or any related transactions shall survive the Closing for a period of twenty-four (24) months from the Closing Date.

     12.2  Notices.

     All notices and other communications hereunder shall be in writing and shall be deemed given when personally delivered or telecopied,(with confirmation from recipient), three (3) days after mailed by registered or certified mail (return receipt requested) or on the day delivered by any express courier (with confirmation from recipient) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to the Buyer, to:

          C&T Enterprises, Inc.
          1775 Industrial Boulevard
          P.O. Box 551
          Lewisburg, PA 17837
          Attn: General Counsel

          With copies to:
          Management Consulting Services, Inc.
          1667 K Street, N.W., 210
          Washington, D.C. 20006

          and

          Facer & Stamoulas, P.C.
          1025 Connecticut Avenue, N.W., #610
          Washington, D.C. 20006

      (b) if to the Seller, to:

          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminister, New Jersey 07921-0760
          Attn: General Counsel with a copy to:

          Bourne, Noll & Kenyon
          382 Springfield Avenue
          P.O. Box 690
          Summit, New Jersey 07902-0690
          Attention: Roger Mehner, Esq
          Facsimile No.: (908) 277-6808

     12.3  Interpretation.

     When a reference is made to this Agreement to Sections, or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof' and terms of similar import, unless the context otherwise requires, shall be deemed to be October 4, 2000.

     12.4  Counterparts.

     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     12.5  Entire Agreement.

     This Agreement (including the documents and instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect -to the subject matter hereof.

     12.6  Governing Law.

     This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law, and the Seller consents to jurisdiction in a Court of Common Pleas in Pennsylvania with respect to any claims arising out of this Agreement.

     12.7  Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provision of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed to be so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     12.8  Publicity.

     Except as otherwise required by law, neither the Seller nor the Buyer nor either of their subsidiaries shall be permitted to issue or cause the publication or any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not by unreasonably withheld.

     12.9  Assignment.

     Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer and Seller shall each have the right to assign its right, interest or obligations hereunder to a wholly-owned subsidiary of Buyer so long as Buyer remains liable for all terms, conditions, obligations and agreements contained in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and Seller have caused this
Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                 NUI CORPORATION (SELLER)

                                 s/John Kean, Jr.

                                 By: John Kean, Jr.
                                     President and Chief
                                     Executive Officer

                                 C & T ENTERPRISES, INC. (BUYER)

                                 s/Robert O. Toombs

                                 By: Robert 0. Toombs
                                     President and Chief
                                     Executive Officer



ASSET SALE AGREEMENT BY AND BETWEEN
NUI CORPORATION AND C&T ENTERPRISES, INC.

SCHEDULES

1.1           --  Real Property Owned
1.2(a)        --  Real Property Leased
1.2(b)        --  Easements
1.3           --  Equipment
1.4           --  Transportation and Storage Contracts/Supply
                  Contracts
2.2           --  Allocation of Purchase Price
  4           --  Assumption of Liabilities
5.4           --  Seller's Consents and Approvals
5.5           --  Claims and Litigation
5.9(a)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of September 30, 1999
5.9(b)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of June 30, 2000
5.12          --  Intangible Assets
5.13          --  Exceptions to Title to Assets
5.14(a)       --  Employment Agreements
5.14(b)       --  Employee Welfare Benefit Plans
5.14(d)       --  Seller's Saving Plan
5.15          --  Personnel Identification and Compensation
5.17(b)       --  Environmental Matters
5.17(c)       --  Exceptions to Environmental Permits
5.19          --  Definition of Seller's Knowledge
6.4           --  Buyers Consents
6.8           --  Definition of Buyer's Knowledge



                              SCHEDULE 1.1

                           Real Property Owned

Sayre 0ffice
523 S. Keystone Avenue
Sayre, PA  18840

Service Center
527 S. Keystone Avenue
Sayre, PA  18840

Athens Plant (pipe yard/storage, district regulator station)
Walnut Street
Athens. PA  1981l



                             SCHEDULE 1.2(a)

                           Real Property Leased

Propane Air Plant
New Street
Athens, PA  18810
Athens. PA I SS 10

City Gate Station
Franklin Road
Monroeton. PA



                             SCHEDULE 1.2(b)

                                Easements

                               See Attached



                               SCHEDULE 1.4

                     Transportation and Storage Contracts/
                              Supply Contracts

                                See Attached



                Valley Cities/Waverly Transportation &
                     Storage/Supply Contracts

          Name                                      Description                                       DATE
Agf Direct Gas Sales Inc           Base Agreement For Sale & Purchase Of Gas
02/22/1996
Aquila Energy Marketing Corp       Base Agreement For Sale & Purchase Of Gas
07/01/1996
Belden & Blake Corp                Netting & Set-Off Agreement                                      02/01/1998
Belden & Blake Corp                Base Agmt For Sale & Purchase Of Gas
11/12/1997
Citrus Trading Corp                Base Agreement For Sale & Purchase Of Gas
03/01/1996\
Coral Energy Resources Lp          Base Agreement For Sale & Purchase Of Gas
04/01/1996
Energy Source Inc.                 Base Agreement For Sale & Purchase Of Gas
05/01/1996
Equitable Resources (Eri, Inc.     Base Agreement For Sale & Purchase of Gas
05/01/1996
Florida Gas Utility                Base Agreement For Sale & Purchase Of Gas
04/18/1996
Igm Inc                            Base Sale & Purchase Agreement                                   01/12/1996
Natural Gas Clearinghouse          Base Agreement For Sale & Purchase Of Gas
12/01/1996
Noram Energy Services Inc          Base Agreement For Sale & Purchase Of Gas
05/01/1996
Norstar Energy Lp                  Base Agreement For Sale & Purchase Of Gas
04/01/1996
North Atlantic Utilities           Base Agreement For Sale & Purchase Of Gas
03/06/1996
Pan Energy Gas Services Inc        Base Agreement For Sale & Purchase Of Gas
05/01/1996
Peco Gas Supply Company            Gas Sale & Purchase Agreement
02/21/1996
Perry Gas Companies Inc            Base Agreement For Sale & Purchase Of Gas
06/01/1996
Teco Gas Marketing                 Base Sale & Purchase Agreement                                   01/15/1996
Tejas Power Corporation            Gas Sale & Purchase Agreement                                    02/21/1996
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #935                                   09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #936                                   09/01/1993
Tennessee Gas Pipeline Co*         Gas Transportation Agmt - #959
09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #2157
09/01/1993
Tennessee Gas Pipeline Co          Partial Assignment Agmt                                          09/01/1993
Tennessee Gas Pipeline Co          Operational Balancing Agmt                                       09/01/1993
Tennessee Gas Pipeline Co.         Gas Storage Contract - #2277                                     09/01/1993
Texaco Natural Gas, Inc.           Base Agreement For Sale & Purchase Of Gas
06/01/1996
Transcanada Gas Services Inc*      Base Agreement For Sale & Purchase Of Gas
05/01/1996



                          SCHEDULE 2.2

                   Allocation of Purchase Price



                          SCHEDULE 4

                   Assumption of Liabilities

                         Capital Leases
      Accounts Payable that have become due and payable
       no more than 45 days prior to the Closing Date
                         Customer Deposits
                Customer Advances for Construction
                      Regulatory Liabilities
                Over Received Purchased Gas Cost
                    Budget Billing Liabilities
                       Real Property Leases
   Contracts (Subject to Seller's retained rights thereunder)
                            Easements
  Collective Bargaining Agreement, if any reached with the Union
                      Office Equipment Leases
    Radio Tower Lease at Round Top Park, Athens Township, P.A.



                           SCHEDULE 5.4

                  Seller's Consents and Approvals

      The consents of or filings with the applicable public
       utility commissions in the following jurisdictions
                  must be obtained or made:

                            New Jersey
                             New York
                           Pennsylvania
                  Florida (post-closing filing only)

     The transactions contemplated by this Agreement may also require a filing or filings under the Hart-Scott-Rodino Act

             See also attached consents to assignment list



                          SCHEDULE 5.5

                     Claims and Litigation

                             None



                          SCHEDULE 5.9(a)

      Balance Sheet and Related Income Statement of VCW Business
                      as of September 30, 1999

                            See Attached



                     Valley Cities/Waverly
                      Statement of Income
                          1999-09-30

Operating Margins
  Operating Revenues                                 $9,280,074
  Purchased Gas and Fuel                              5,312,951
  Energy Taxes                                          263,276
Total Operating Margins                               3,703,846

Operations:
  Total Labor                                           732,662
  Employee Benefits                                      50,713
  Outside Services                                      127,810
  Provision for Bad Debt                                101,666
  Other Operating Expenses                               96,951
  Insurance                                                   -
  Travel & Entertainment                                  4,832
  Rents & Leases                                         19,886
  Dues and Memberships                                    7,125
  Materials & Supplies                                  230,072
  Amortizations                                           4,225
  Allocations                                           513,133
  Inter-Deptl Chgs                                      411,570
  Capitalized Costs                                     (37,104)
  Non-Recurring Items                                  (323,836)
Total Operations and Maintenance Exp.                 1,942,838

  Depreciation                                          439,294
  Amortization of Acq. Adjustment                       106,967
  Other General Taxes                                   291,669
Total Other Operating Expenses                        2,780,768

Net Operating Income                                    923,078

Other Income (Expense)                                     (138)

Income before Interest Expense                          922,940

Interest Expense
  Interest on Long-term Debt                            289,047
  Other Interest                                        171,330
  Amort. of Debt Expenses and Premiums                   28,149
    Total Interest Expense                              488,526
  Net Income (Loss) before Income Taxes                 434,414

    Income Taxes                                        171,014
  Net income (Loss) After Income Taxes                $ 263,400



                                                 SCHEDULE 5.9(a)
                          NUI Corporation
                           Balance Sheet
                            1999-09-30

                                                       VCW

Assets
Utility Plant
  Utility Plant in Service                        $ 15,635,015
  Construction Work-in-Progress                        521,682
  Unamortized Utility Plant Acq. Adj.                2,629,603
  Accumulated Depreciation-Utility                  (5,600,083)
Net Utility Plant                                   13,186,217

Current Assets
  Cash                                                  11,446
  Accounts Receivable                                  264,302
  Allowance for Uncollectible Accounts                 (69,444)
  Fuel Inventory                                       770,288
  Plants Materials & Supplies                          156,353
  Merchandise Inventory                                 69,192
  Prepayments & Other                                1,172,614
Total Current Assets                                 2,374,751

Other Assets
  Unamortized Debt Expense                              40,565
  Environmental Clean-up Costs                          28,576
  Other Regulatory Assets                              535,989
  Restricted Cash                                       43,357
  Deferred Charges and Other                            22,801
Total Other Assets                                     671,298
                                                    $16,232,257

Liabilities & Divisional Equity
Capitalization
  Common Stock                                     $
  Paid-in Capital                                    6,190,677
  Unappropriated Retained Earnings                    (299,641)
Total Capitalization                                 5,891,036

Long-Term Debt
  Medium-Term Notes                                  3,672,400
Total Long-Term Debt                                 3,672,400

Current Liabilities

  Notes Payable to Banks                             2,824,425
  Accounts Payable                                     673,164
  Customer Deposits                                      2,601
  Accrued Interest Payable                               4,300
  Federal Income Taxes                                 167,996
  Overrecovered Purchased Gas Costs                    844,154
  Miscellaneous Current & Accrued Liabilities           97,989
Total Current Liabilities                            4,614,629

Deferred Credits and Other Liabilities
  Deferred Federal Income tax                        1,184,277
  Unamortized Investment Tax Credits                   104,053
  Order 636 Liability                                  192,262
  Customer Advances for Construction                    81,633
  Other Deferred Credits                                13,011
  Regulatory Liabilities                               478,956
Total Deferred Credits & Other Liabilities           2,054,192

                                                   $16,232,257



                           SCHEDULE 5.9(b)

    Balance Sheet and Related Income Statement of VCW Business
                        as of June 20, 2000

                              See Attached



                                               SCHEDULE 5.9(b)
                             NUI Corporation
                         Combining Balance Sheet

                                                     VCW
Assets
Utility Plant
  Utility Plan in Service                        $ 16,501,249
  Construction Work-in-Progress                        94,349
  Utility Plant Acq. Adj.                           3,219,013
  Accumulated Amortization - PAA                     (669,635)
  Accumulated Depreciation - Utility               (6,012,943)
Net Utility Plant                                  13,132,034

Current Assets
  Cash                                                134,961
  Accounts Receivable                                 529,939
  Allowance for Uncollectible Accounts               (119,122)
  Fuel Inventory                                      306,801
  Plant Materials & Supplies                          136,143
  Merchandise Inventory                                65,186
  Prepaid Energy Taxes                                 13,982
  Prepayments & Other                               1,244,051
Total Current Assets                                2,311,942

Other Assets
  Unamortized Debt Expenses                            19,915
  Environmental Clean-up Costs                         28,576
  Other Regulatory Assets                             451,512
  Restricted Cash                                      44,332
Total Other Assets                                    544,335
                                                 $ 15,988,311

Liabilities & Divisional Equity
Capitalization
  Common Stock                                   $          -
  Paid-In Capital                                  6,190,677
  Unappropriated Retained Earnings                   (202,244)
Total Capitalization                                5,988,433

Long-Term debt
  Medium-Term Notes                                 3,672,400
Total Long-Term Debt                                3,672,400

Capital Lese Obligations                               28,382

Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                       1,040,229
  Unamortized Investment Tax Credits                   98,716
  Order 636 Liability                                 192,262
  Customer Advances for Construction                   78,095
  Other Deferred Credits                               13,011
  Regulatory Liabilities                              403,283
Total Deferred Credits & Other Liabilities          1,825,596
                                                 $ 15,988,311



                                                 SCHEDULE 5.9(b)
                      Valley Cities/Waverly
                       Statement of Income
                      YTD as of 2000-06-30

Operating Margins
  Operating Revenues                          $7,644,435
  Purchased Gas and Fuel                       4,388,242
  Gross Receipts and Franchise Taxes             107,512
Total Operating Margins                        3,148,681

Other Operating Expenses
  Operations and Maintenance                   1,621,326
  Depreciation                                   348,219
  Amortization of Acq. Adjustment                 80,225
  Other General Taxes                            225,360
Total Other Operating Expenses                 2,305,130

Other Income (Expense)                               337

Interest Expense
  Interest on Long-term Debt                     216,785
  Other Interest                                 173,898
  Amort. of Debt Expenses and Premiums            20,650
Total Interest Expense                           411,333

Net Income (Loss) before Income Taxes           $432,554

Income Taxes                                     164,161

Net Income (Loss) After Income Taxes            $268,393



                          SCHEDULE 5.12
                        Intangible Assets

Valley Cities Gas
Waverly Gas
and all other tradenames, trademarks, service names and service marks, whether registered or unregistered, in connection with the VCW Business other than names or marks including the "NUI" name.



                          SCHEDULE 5.13
                   Exceptions to title to Assets

Vehicles:

YEAR        MAKE          MODEL                   VIN

1998        Merc          Grand Marquis    2MEFM74W8WX682477
2000        Ford          F 450            1FDXF46S7YED40947
1999        Ford          Van              1FTPE2421XHB98820
2000        Ford          F150             1FTRX18W5YNB26029
2000        Ford          F250             1FTNX21LXYEE41137
1996        Case          1840             JAF0159086
1997        Ford          F150             1FTDF1728VNC88776
1979        Ford          F150             1FTDF1725VNC82806

Other Equipment:

Quantity    MAKE          MODEL

1           Pitney Bowes  E500 Mail Machine
1           Pitney Bowes  A523 Scale
1           Pitney Bowes  A900 Postage Meter
1           Konica        7040 Copier



                         SCHEDULE 5.14(a)

                       Employment Agreements

                               None

Seller's collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers ("Union") has expired. The Company provided its last and bet offer to the Union in August, 2000 which agreement has not yet been formally accepted by the Union. A copy of the last and best offer to the Union response has been provided to Buyer.



                         SCHEDULE 5.14(b)

                   Employee Welfare Benefit Plans

Pennsylvania and Southern Employee Pension Plan

NUI Savings and Investment Plan

Employee Stock Purchase Plan



                          SCHEDULE 5.14(d)

                            Savings Plan

                               None



                          SCHEDULE 5.15

            Personnel Identification and Compensation

                           See Attached



               Employee Base Salary as of 07/2000

EmplID      Eff Date         Name                Group        Status    Annual Rt
<s>         <c>         <c>                      <v>          <v>       <c>
45042       2000-01-01  Bennett, Lori A          VB1            A       19,749.79
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43303       2000-01-01  Ciavardini, Gloria L.    VB1            A       16,081.42
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       2000-01-01  Garrity, Elizabeth C.    VB1            A       19,590.48
45034       2000-01-01  Gillette, Sally E.       VB1            A       22,264.53
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       2000-01-01  Hickey, Timothy M.       VB1            A       24,283.58
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       2000-01-01  Johnston, Keith R.       VB1            A       40,753.44
43247       2000-01-01  Johnston, Marjorie M.    VB1            A       33,321.60
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43297       2000-01-01  Lohmann, Michael         VB1            A       31,753.80
45071       2000-02-01  May, Timothy E.          VB1            A       26,395.20
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
46364       2000-05-12  Middaugh, Brian          VB1            A       12,480.00
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       2000-01-01  Stivason, Sharon L.      VB1            A       31,725.81
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams,  Douglas W.    VB1            A       29,993.60
43341       2000-02-18  Bowers, Dale K.          VB2            A       40,589.64
45037       2000-01-01  Crocker, Robert J.       VB2            A       58,953.00
45027       2000-01-01  Hurd, Stephen D.         VB2            A       41,958.07



                  Employee Base Salary as of 07/1999

EmplID      Eff Date         Name                Group        Status    Annual Rt
43341       1999-06-01  Bowers, Dale K.          VB2            A       38,656.80
45037       1999-01-04  Crocker, Robert J.       VB2            A       56,959.00
45027       1999-06-01  Hurd, Stephen D.         VB2            A       40,539.20
45042       1999-01-04  Bennett, Lori A.         VB1            A       19,081.92
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43273       1999-04-01  Chilson, Timothy         VB1            A       34,736.00
43303       1999-04-01  Ciavardini, Gloria L.    VB1            A       15,537.60
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       1999-04-01  Garrity, Elizabeth C.    VB1            A       18,928.00
45034       1999-04-20  Gillette, Sally E.       VB1            A       21,881.60
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       1999-04-01  Hickey, Timothy M        VB1            A       23,462.40
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       1999-01-04  Johnston, Keith R.       VB1            A       38,812.80
43247       1999-04-01  Johnston, Marjorie M.    VB1            A       29,806.40
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43249       1998-10-07  Lewis, Steven            VB1            A       27,726.40
43297       1999-01-04  Lohmann, Michael         VB1            A       30,680.00
45071       1999-05-01  May, Timothy E.          VB1            A       26,062.40
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
45044       1999-04-19  Moore, Carla K.          VB1            T       16,182.40
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       1999-01-04  Stivason, Sharon L.      VB1            A       30,652.96
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams, Douglas W.     VB1            A       29,993.60



                       SCHEDULE 5.17(b)

                     Environmental Matters

Release of dilute ethylene glycol/water mixture at Athens
Propane-Air facility in 1995 and 1996.  See memorandum dated
July 20, 2000 and, NUI Valley cities Gas Service/NUI Waverly Gas
Service Environmental Compliance Baseline provided with due diligence matters.



                       SCHEDULE 5.17(c)

              Exceptions to Environmental Permits

                             None



                          SCHEDULE 5.19

                 Definition of Seller's Knowledge

Members of Seller's management team deemed to have knowledge for purposes of the term ("Seller's Knowledge"):

                               John Kean, Jr.
                               Robert Lurie
                             Victor Fortkiewicz
                              Marck Abramovic
                              James Van Horn
                              Robert J. Crocker



                         SCHEDULE 6.4

                        Buyer's Consents

             Rural Utilities Service of the Department of
Agriculture Pennsylvania Public Utility Commission New York
Public Service Commission Securities and Exchange Commission



                         SCHEDULE 6.8

                 Definition of Buyer's Knowledge

Members of Buyer's management team deemed to have knowledge for purposes of the term ("Buyer's Knowledge")

                               Robert O. Tombs
                               Craig Eacher



                                                      Exhibit B


                  Description of Property to be Sold


Valley Cities Gas Service / Waverly Gas Service ("VCW"), an operating division of NUI Corporation ("NUI" or "the Company"), is a local natural gas distribution company based in Sayre, Pennsylvania. VCW serves approximately 6,300 residential, commercial, and industrial customers in a contiguous territory straddling the borders of Pennsylvania and New York. The service territory is located primarily in Bradford County, Pennsylvania and consists of approximately 163 miles of distribution main, including 23 miles that extend into the Village of Waverly, located in Tioga County, New York.

The Pennsylvania division is called Valley Cities Gas Service and provides natural gas service to customers in the townships of Athens, Towanda, North Towanda and Ulster, and in the boroughs of Towanda, Sayre, Athens and South Waverly, all in Bradford County, PA. This division previously existed as Valley Cities Gas Company. Pennsylvania and Southern Gas Company ("P&S") acquired Valley Cities Gas Company in September 1958.

The New York division is called Waverly Gas Service and distributes gas in the Village of Waverly, New York, and the Village's environs. The Valley Cities and Waverly divisions are comprised of one distribution system straddling two states. The Village of Waverly is located approximately one mile north of Sayre, immediately across the Pennsylvania/New York State line. The Waverly Gas Service system is supplied with gas from the Valley Cities system. It previously existed as The Gas Light Company of Waverly, and was merged with and into P&S in February of 1959.

VCW's distribution system is comprised of approximately 11 miles of transmission main and 152 miles of distribution main. VCW's system contains approximately 89 miles of coated steel pipe, 65 miles of polyethylene pipe and 8 miles of bare steel pipe. VCW has installed cathodic protection on all bare steel mains. Over the past ten years, VCW has rebuilt the city gate station and made numerous improvements to the regulator stations, eliminating some stations through improvements to the distribution system.



                                                      Exhibit C


                         NUI CORPORATION
                   BOARD OF DIRECTORS MEETING
                        September 26, 2000


        Approval of the Valley Cities/Waverly Transaction

WHEREAS, an offer has been made to this Corporation by C&T
Enterprises, Inc. ("C&T") to purchase the assets, properties and interests comprising the Corporation's Valley Cities Gas Service and Waverly Gas Service divisions ("Valley Cities/Waverly
Division");and

WHEREAS, based on C&T's offer and discussions with the executive management of C&T, management has authorized the preparation of an Asset Sale Agreement and related documents setting forth the proposed terms of such sale, the form of which Agreement has been presented to the Board; and

WHEREAS, the Board deems it advisable and in the best interest of the Corporation that the Corporation sell the assets of the Valley Cities/Waverly Divisions as provided below.

                Approval of Asset Sale Agreement

NOW, THEREFORE., BE IT RESOLVED, that the Asset Sale Agreement, and all schedules and exhibits attached thereto (collectively, the "Agreement") between the Corporation and C&T, in substantially the form presented to this meeting, pursuant to which, among other things:

     (i) the Corporation will sell, transfer, and assign all of the assets of the Valley Cities/Waverly Division, as well as certain specified liabilities, to C&T subject to the receipt of all required consents and regulatory approvals; and

     (ii) on the Closing Date (as defined in the Agreement), C&T shall pay $15,000,000 to the Corporation, plus or minus customary prorations and reimbursements; and

      (iii) subject to the conditions specified in the Agreement, C&T shall pay an additional $3,000,000 in the event
C&T receives approval for a rate increase of a minimum of $285,000 plus certain other costs or, in the event C&T receives approval for a rate increase of a lesser amount, C&T shall pay a pro rata portion of the $3,000,000;

is approved, and a copy of the form of Agreement is ordered to be filed with the minutes of this meeting; and further

RESOLVED, that each of John Kean, Jr., A. Mark Abramovic,
James R. Van Horn and Robert F. Lurie of the Corporation (the "Authorized Officers") is authorized to negotiate the final form of the Agreement and to approve such changes in the Agreement as they may deem necessary or desirable to carry out the objectives of the Agreement, such approval to be conclusively evidenced by the execution and delivery of the Agreement; and further

RESOLVED, that each of the Authorized Officers is authorized to execute and deliver the Agreement on behalf of the Corporation;
and further

RESOLVED, that each of the proper officers of Corporation be, and each such officer hereby is, authorized to prepare and file all documentation for any approvals required as a condition and necessary or useful to effect or facilitate the transactions contemplated by the Agreement; and further

RESOLVED, that upon receipt of approvals, the requisite, and upon satisfaction or waiver of all other conditions as set forth in the Agreement, each of the proper officers of the Corporation be, and each such officer hereby is, authorized and directed to execute and file such documents as may be required by any applicable law or regulation to cause the transactions contemplated in the Agreement to become effective, all without further action by this Board; and further

RESOLVED, that each of the proper officers of the Corporation be, and each such officer hereby is, authorized to take, or cause the Corporation or any of its subsidiaries to take, any actions they deem necessary or appropriate in order to obtain all necessary permits, authorizations, orders and approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable statutes or regulations, including state, local and foreign statutes or regulations, as may be required to carry out the transactions contemplated by the Agreement; and further

RESOLVED, that each of the proper officers of the Corporation be, and each such officer hereby is, authorized to execute and file any applications, certificates or other documents as may be necessary to carry out the Agreement, and the intent of the foregoing resolutions; and further

RESOLVED, that the "proper officers of the Corporation" for the purposes of the preceding resolutions shall be the Authorized
Officers, or such other officers of the Corporation as such persons may designate.

                   Ratification of Prior Acts

RESOLVED, that the officers of the Corporation are authorized and directed to execute and deliver any and all certificates, agreements and other documents, take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions; and further

RESOLVED, that any actions taken by officers of the Corporation on or prior to the meeting at which the foregoing resolutions are adopted that are within the authority conferred hereby are ratified, confirmed and approved as the act and deed of the Corporation.



                                                       Exhibit D


There is one city gate station and one injection point from a third party well, for the combined VCW system. The system contains approximately 50 distribution regulator stations. Over the past ten years VCW has made numerous improvements to the system. In 1994, VCW rebuilt the city gate station and began a three-year program to replace 7 miles of the transmission main, which eliminated corrosion problems and increased the system's capacity. VCW made several improvements to the existing regulator stations, enabling the elimination of certain stations. VCW recently installed a new odorization system, which allows for bulk delivery of odorant. VCW has also installed new electronic instrumentation at the gate station, which permits remote system monitoring and control by enabling flow and pressure information to be relayed to the central SCADA system via telephone lines.



                                                       Exhibit E

                     NOT FILED ELECTRONICALLY



                                                     Exhibit D-4

                  UNITED STATES OF AMERICA
                          BEFORE THE
          FEDERAL ENERGY REGULATORY COMMISSION

NUI Corporation/                  )       Docket No.  CP01- -000
NUI Utilities, Inc.  and          )
C&T Enterprises, Inc./Valley      )
Energy, Inc.                      )

                     JOINT APPLICATION FOR
          NATURAL GAS ACT SECTION 7(f) SERVICE AREA
                        DETERMINATION
              AND FOR GRANT OF RELATED WAIVERS

     Pursuant to Section 7(f) of the Natural Gas Act ("NGA"), 15 U.S.C. Section 717f(f) (1994), joint applicants (i) NUI Corporation, on behalf of itself and its wholly-owned subsidiary, NUI Utilities Inc. ("NUI Utilities") (together, "NUI"), and (ii) C&T Enterprises, Inc., on behalf of itself and its wholly-owned subsidiary, Valley Energy, Inc. ("Valley Energy") (together, "C&T"), seek an order from the Commission granting to C&T the same NGA Section 7(f) service area determination presently held by NUI in connection with its operation of two local gas distribution systems, the Waverly Division located in the State of New York and the Valley Cities
Division located in the Commonwealth of Pennsylvania.   NUI and
C&T seek the transfer of this determination in conjunction with the impending sale by NUI to C&T of NUI's Waverly and Valley Cities local distribution operations. They request that the Commission's determinations herein be made effective as of the date that the sale and purchase transaction is completed.

     NUI's service area determination was established in the Commission's "Order Authorizing Abandonment, Determining Service Area, Dismissing Request to Issue and Vacate Certificate and Granting Waiver," NUI Corporation and Pennsylvania & Southern Gas Company, 67 FERC Paragraph 61,037 (1994) ("1994 Order"). As demonstrated below, there have been no changes in NUI's operation of the Waverly and Valley Cities local distribution systems since the 1994 Order that are relevant to the Commission's NGA Section 7(f) service area determination. Moreover, after their acquisition by C&T, these distribution systems will continue to be operated in the same manner, and will be subject to the same comprehensive state regulation as they were under NUI's ownership. Therefore, C&T will fully qualify for continuation of the Commission's NGA Section 7(f) service area determination, as well as related waivers and the determination that it qualifies as a local distribution company ("LDC") under Section 311 of the Natural Gas Policy Act of 1978 ("NGPA"), 15 U.S.C. Section 3371 (1994).

      In support of this Application, NUI and C&T respectfully state as follows:

I.  Summary of Authorizations Sought

     The specific authorizations sought by NUI and C&T are the following:

     1. Although no such authorization appears to be required under the statute or Commission regulations, NUI requests any authorization that may be required to terminate, relinquish, and/or transfer its NGA Section 7(f) service area determination upon its sale of the Waverly and Valley Cities local distribution operations to C&T;

     2. C&T requests a determination of a service area within which C&T will be authorized to enlarge or extend the facilities to be acquired from NUI in order to supply increased market demands that may arise, without the need to apply to the Commission for further authorization, as provided in NGA
Section 7(f)(1), 15 U.S.C. Section 717f(f)(1);

     3. C&T requests a waiver of the regulatory requirements ordinarily applicable to a "natural gas company" under the NGA and NGPA, including but not limited to reporting and accounting requirements and charges, in consideration of the New York and Pennsylvania state regulatory requirements to which C&T will be subject;

     4. C&T requests a declaration that it qualifies as an LDC in the service area to be determined, for purposes of
Section 311 of the NGPA; and

     5. NUI and C&T request such other relief as the Commission may deem appropriate.

II.  Communications

     All communications concerning this Joint Application should be served on the following persons:

     For NUI Corporation/ NUI Utilities, Inc.:

Mary Patricia Keefe, Esquire     M. Lisanne Crowley
NUI Corporation                  Troutman Sanders LLP
One Elizabethtown Plaza          401 Ninth Street, N.W.
P.O. Box 3175                    Suite 1000
Union, New Jersey 07083-1975     Washington, DC 20004
(908) 351-7373 (phone)          (202) 274-2814 (phone)
(908) 352-3908 (facsimile)      (202) 274-5650 (facsimile)
mkeefe@nui.com                  lisanne.crowlev@troutmansanders.com

     For C&T Enterprises, Inc./Valley Energy, Inc.:

     Kenneth Zielonis, Esq.
     Stevens & Lee
     Suite 310
     208 North Third Street
     P.O. Box 12090
     Harrisburg, PA  17108-2090
     (717)234-1250 (phone)
     Kz@stevenslee.com

III.  Description of Joint Applicants and their Operations

     NUI is a corporation duly organized and existing under the laws of the State of New Jersey, with its principle place of business located at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760. NUI is an exempt public utility holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. Section 79-79z-6 (1994). Its wholly owned subsidiary, NUI Utilities, Inc.(1) operates local natural gas distribution systems through Operating Divisions located in six states: Florida, Maryland, New Jersey, New York, North Carolina, and Pennsylvania. Each NUI Operating Division comprises a geographically distinct natural gas utility that distributes natural gas through retail sales and local transportation services to residential, commercial, and industrial customers located in its service area. Each Operating Division is subject to comprehensive regulation of its rates and services by the state public utility commission established in the state in which it operates.

__________________
(1)  NUI recently restructured its corporate organization into a holding company and utility and non-utility subsidiary
companies, at which time NUI Utilities was created.  Prior to that, NUI Corporation itself operated as a public utility
through its direct ownership of the Operating Divisions
described below, including the Waverly and Valley Cities
Divisions at issue here.
__________________

     C&T is a Pennsylvania corporation and an "exempt public utility holding company" under PUHCA. C&T is a subsidiary of two rural electric cooperatives, Tri-County Rural Electric Cooperative, Inc. ("Tri- County") and Claverack Rural Electric Cooperative, Inc. ("Claverack"), and was established specifically for the acquisition of the stock of a Pennsylvania electric distribution company, Citizens' Electric Company. C&T's wholly owned subsidiary, Valley Energy, is a Pennsylvania corporation that was incorporated for the specific purpose of owning and operating the tangible and intangible assets that comprise the Waverly and Valley Cities gas distribution systems upon their purchase by C&T from NUL

IV.  Current NGA Section 7(f) Service Area Determination

     The NGA Section 7(f) service area determination presently held by NUI is with respect to its Waverly and Valley Cities Divisions located, respectively, in New York and Pennsylvania. These facilities comprise approximately 10 miles of 8-inch and 4-inch transmission lines and approximately 127 miles of 8-inch and smaller diameter distribution mains. NUI's Waverly Division distributes natural gas to approximately 1300 retail customers in the community of Waverly which is located in Chemung and Tioga Counties, New York. The Waverly Division is subject to regulation by the Public Service Commission of the State of New York ("NYPSC"). NUI's Valley Cities Division distributes natural gas to approximately 5000 retail customers within eleven communities in Bradford County, Pennsylvania: the boroughs of Athens, Sayre, South Waverly, and Towanda, the Townships of Athens, North Towanda, Towanda, Ulster, and Wysox, and the towns of Milan and Monroeton. The Valley Cities Division is subject to regulation by the Pennsylvania Public Utility Commission ("Pennsylvania PUC").

     Although located on opposite sides of the New York/Pennsylvania border, the Waverly and Valley Cities Divisions are connected to each other by less than one mile lengths of 8-inch and 4-inch diameter distribution mains located between Waverly, New York and Sayre, Pennsylvania. Detailed maps showing the location of these two border-crossing facilities are attached hereto as Attachment A. Through these facilities, gas travels from NUI's Valley Cities local distribution system into New York to reach the Waverly Division for retail distribution. Both distribution systems receive their gas supply from the interstate natural gas transmission facilities of Tennessee Gas Pipeline Company ("Tennessee"), which delivers gas to a gate station approximately 20 miles south of Sayre.

     In light of these operations, when NUI acquired the Waverly and Valley Cities Divisions from their predecessor owner, Pennsylvania and Southern Gas Company, in 1994, NUI sought from the Commission and received an NGA Section 7(f) service area determination. The Commission found that, upon its acquisition of the two Divisions, NUI would satisfy all the criteria for a service area determination. Specifically, it stated that "[i]t is appropriate to determine a service area for NUI as proposed. Although its facilities extend across state lines, NUI will operate essentially as an LDC within the service area and will make no sales for resale." NUI Corporation, et al., 67 FERC at 61,102. NUI's operation of the Waverly and Valley Cities Divisions has not differed from the description of intended operations contained in the 1994 Order.

V.  Planned Purchase and Sale of Waverly and Valley Cities
Divisions

     NUI and C&T have entered into an Asset Sale Agreement, dated as of October 4, 2000, a copy of which is attached hereto as Attachment B, pursuant to which NUI will sell and C&T will acquire all the assets which comprise the Waverly and Valley Cities gas distribution systems. Immediately upon C&T's acquisition of these assets, it will transfer ownership and operational responsibilities to its subsidiary, Valley Energy. Valley Energy will then be responsible for operation of the two local gas distribution systems and will be regulated as a local natural gas distribution company by the Pennsylvania PUC and the NYPSC.

     The completion of this transaction is subject to various terms and conditions in the Asset Sale Agreement, including the receipt by both parties of all necessary regulatory approvals. At present, state regulatory approval applications have been filed and are pending in the States of New Jersey (where NUI's utility business is headquartered), New York and Pennsylvania. See In the Matter of the Petition of NUI Corporation, d/b/a Elizabethtown Gas Company for Approval To Sell Certain Assets, New Jersey Board of Public Utilities Docket No. GF-01030138 (filed February 28, 2001); In the Matter of the Verified Joint Petition of NUI Corporation and C&T Enterprises, Inc. for Authority Pursuant to Section 70 of the Public Service Law to Transfer Gas Distribution Assets, NYPSC Case No. 01-60493 (filed April 10, 2001); and Joint Application of NUI Corporation, C&T Enterprises, Inc., and Valley Energy, Inc. for Various Approvals Under Sections 1102, 2207, and 2210 of the Pennsylvania Public Utility Code, Pennsylvania PUC Dockets
No. A-120001 F2000 and A-125100 (filed March 16, 2001).

VI.  Proposed Transfer from NUI to C&T of Service Area
Determination

     In order to complete the transfer of the Waverly and Valley Cities local distribution operations, NUI and C&T request that the Commission afford C&T the same NGA Section 7(f) service area determination and related waivers and declaration of LDC status presently held by NUI. NUI and C&T submit that such authorizations should be granted, with effectiveness coincident with the completion of the sale and purchase transaction. Upon its acquisition of NUI's Waverly and Valley Cities Divisions, C&T represents that it will operate those systems in the same manner as they have been operated by NUI. Specifically, C&T will not make sales of natural gas for resale in the service area. Further, C&T will be acquiring two very small, local distribution-oriented gas transmission systems. It does not plan to provide natural gas transmission services other than as such may be incidental to its role as a local gas distributor. The very limited size of the two distribution systems (and, in particular, the two border-crossing lines) will continue to have no effect on any neighboring distribution systems. C&T will be subject to the same comprehensive regulation by the NYPSC, with respect to the Waverly system, and the Pennsylvania PUC, with respect to the Valley Cities system, as NUI has been.

     In addition, it is appropriate for the Commission to grant C&T the waivers from Commission regulation that are presently granted to NUL As the Commission found previously, "[t]here is no need to duplicate on the federal level requirements already imposed on NUI by the state regulatory agencies." NUI Corporation, et al., 67 FERC at 61,103. The same will be true of C&T upon its acquisition of these two distribution systems. Grant of C&T's request to be treated as an LDC for purposes of NGPA Section 311 is likewise consistent with the Commission's historical treatment of Section 7(f) companies, including NUL Id. at 61,102-03.

VII.  Request for Shortened Hearing Procedure

     NUI and C&T request that the Commission dispose of this matter under the shortened procedure contemplated in Rules 801 and 802 of the Commission's Rules of Practice and Procedure.
18 C.F.R. Sections 385.801 and 385.802 (2000). In accordance with Rule 802, NUI and C&T request that the intermediate decision procedure be omitted. If the Commission deems that a shortened procedure is appropriate in this instance, NUI and C&T waive oral hearing and opportunity for filing exceptions to the decision of the Commission.

VIII.  Conclusion

     WHEREFORE, for all the foregoing reasons, NUI and C&T respectfully request that the Commission grant to C&T the same NGA Section 7(f) service area determination presently granted to NUI, to be effective upon the completion of the sale by NUI and purchase by C&T of NUI's Waverly and Valley Cities local distribution operations which are the subject of the service area determination. NUI and C&T further specifically request that (i) NUI (including its wholly-owned subsidiary, NUI Utilities) be granted all authorizations that may be necessary to relinquish its service area determination upon sale of the Waverly and Valley Cities operations to C&T, (ii) C&T (including its wholly-owned subsidiary, Valley Energy) be granted the service area determination, as well as the above-described waivers of Commission regulations, and that it be declared an LDC for purposes of Section 311 of the NGPA, and (iii) the Commission grant such other authorizations, approvals or other relief as may be appropriate to achieve the objectives set forth herein.

                        Respectfully submitted,

                        NUI CORPORATION and NUI UTILITIES, INC.

                        _______________________________________
                        Mary Patricia Keefe, Esquire
                        Associate General Counsel
                        and Director of Regulatory Affairs
                        NUI Corporation
                        One Elizabethtown Plaza
                        Union, New Jersey 07083


                        _______________________________________
                        M. Lisanne Crowley, Esquire
                        Troutman Sanders
                        401 Ninth Street, N.W.
                        Suite 1000
                        Washington, DC 20004


                        C&T ENTERPRISES, INC. and VALLEY ENERGY,
                        INC.

                        _______________________________________
                        Kenneth Zielonis, Esquire
                        Stevens & Lee
                        208 North Third Street
                        P.O. Box 12090 - Suite 310
                        Harrisburg, PA  17108-2090

May 4, 2001



UNITED STATES OF AMERICA
                            BEFORE THE
              FEDERAL ENERGY REGULATORY COMMISSION

NUI Corporation/NUI Utilities, Inc.)
                and                ) Docket No. CPO I-__-000
C&T Enterprises Inc./Valley        )
  Energy, Inc.                     )

                      Notice of Application

     Take notice that on May 4, 200 1, NUI Corporation/NUI Utilities, Inc. (together, "NUI") and C&T Enterprises, Inc./Valley Energy, Inc. (together, "C&T") filed a Joint Application pursuant to Section 7(f) of the Natural Gas Act ("NGA") for an order granting to C&T the same NGA Section 7(f) service area determination presently held by NUI in connection with its operation of two local gas distribution systems, the Waverly Division located in the State of New York, and the Valley Cities Division located in the Commonwealth of Pennsylvania. This request is pursuant to the proposed sale by NUI and purchase by C&T of the assets which comprise the Waverly and Valley Cities local gas distribution operations.

     NUI and C&T further request that the Commission (i) to the extent necessary, authorize NUI to terminate, relinquish and/or transfer its NGA Section 7(f) service area determination upon its sale of the Waverly and Valley Cities local distribution operations to C&T; (ii) waive the regulatory requirements ordinarily applicable to a "natural gas company" under the NGA and Natural Gas Policy Act ("NGPA"), including but not limited to reporting and accounting requirements and charges, in consideration of the New York and Pennsylvania state regulatory requirements to which C&T will be subject upon its acquisition of the Waverly and Valley Cities local distribution operations;
(iii) declare that C&T qualifies as an LDC in the service area to be determined for purposes of Section 311 of the NGPA; and
(iv) grant such other relief as it may deem appropriate.

     NUI and C&T request that the authorizations sought here be made effective as of the date that the sale by NUI and purchase by C&T of the Waverly and Valley Cities local distribution operations is completed.

     Any person desiring to be heard or to protest said filing should file a motion to intervene or a protest with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Sections 385.214 or
385.211 of the Commission's Rules and Regulations on or before _______________, 2001. Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceedings. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection in the Public Reference Room. This filing may be viewed on the web at http://www.ferc.fed.us/online/rims.htm (call 202-208-2222 for assistance). Comments, protests, and interventions may be filed electronically via the internet in lieu of paper. See, 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission's web site at http://www.ferc.fed-us/efi/doorbell.htm.

                              David P. Boergers
                              Secretary



VERIFICATION

STATE OF NEW JERSEY          )
                             )SS
COUNTY OF UNION              0

Mary Patricia Keefe, Esquire, being first duly sworn, states that she is Associate General Counsel and directory of Regulatory Affairs of NUI Corporation, that she has read the foregoing Joint Application for Natural Gas Act Section 7(f) Service Area Determination and for Grant of related waivers and is familiar with the contents thereof, and that all allegations of fact therein pertaining to NUI Corporation and NUI Utilities, Inc. are true and correct, to the best of her knowledge, information and belief.

                              By/s/ Mary Patricia Keefe
                                  Mary Patricia Keefe
                                  Associate General Counsel and
                                  Director of Regulatory Affairs
                                  NUI Corporation

     Subscribed and sworn to before me this 30th day of April,
2001

                               _________________________________
                               Notary Public



                            VERIFICATION

COMMONWEALTH OF PENNSYLVANIA )
                             )SS
COUNTY OF DAUPHIN            )

     Kenneth Zielonis, Esquire, being first duly sworn, states that he is counsel for C&T Enterprises, Inc., that he has read the foregoing Joint Application for Natural Gas Act Section 7(f) Service Area Determination and for Grant of Related Waivers and is familiar with the contents thereof, and that all allegations of fact therein pertaining to C&T Enterprises, Inc. and Valley Energy, Inc. are true and correct to the best of his knowledge, information and belief.

                              By/s/ Kenneth Zielonis
                                  Kenneth Zielonis
                                  Stevens & Lee
                                  Suite 310
                                  208 North Third Street
                                  P.O. Box 12090
                                  Harrisburg, PA  17108-2090

     Subscribed and sworn to before me this 30th day of April,
2001

                               _________________________________
                               Notary Public



                                                       Exhibit A

                    NOT ELECTRONICALLY FILED



                                                       Exhibit B

ASSET SALE AGREEMENT
BETWEEN
NUI CORPORATION
AND
C&T ENTERPRISES, INC.

Dated as of October 4, 2000



                          ASSET SALE AGREEMENT

     This Asset Sale Agreement (the "Agreement") is made as of this 4th day of October, 2000 by and between NUI CORPORATION, a New Jersey corporation having offices at 550 Route 202-206, P.O. Box 760, Bedminster, New Jersey 07921-0760 (the "Seller") and C&T ENTERPRISES, INC., a Pennsylvania corporation having offices at 1775 Industrial Boulevard, P.O. Box 551, Lewisburg, Pennsylvania 17837 (the "Buyer").

                              WITNESSETH:

     WHEREAS, Seller owns certain assets described herein, which assets are presently used in that portion of the Seller's business which is operated under the name of "Valley Cities Gas Service" and "Waverly Gas Service" which are operating divisions of Seller (hereinafter referred to as the "VCW Business"); and

     WHEREAS, Seller wishes to sell the assets constituting the VCW Business as more fully described herein to Buyer and Buyer wishes to buy such assets constituting the VCW Business subject to the terms and conditions of this Agreement.

     NOW THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1. SALE, TRANSFER AND ASSIGNMENT OF ASSETS.

     Subject to the terms and conditions set forth in this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Buyer, and Buyer agrees to purchase from Seller at the Closing described in Article 3 hereof, the assets, properties and interests of Seller constituting the VCW Business of every kind, character and description, whether tangible, intangible, real, personal or mixed, and wherever located except for the Excluded Assets, all of which are sometimes collectively referred to in this Agreement as the "Assets", including, but not limited to, the following:

     1.1  Owned Real Property.

     Those certain parcels of land more fully described on
Schedule 1.1, together with all privileges and appurtenances thereto and all buildings, structures, fixtures and other improvements situated thereon and together with all easements used or useful in connection therewith (such land, improvements and easements together hereinafter collectively referred to as the "Owned Real Property").

     1.2  Real Property Leases; Easements

     All right, title and interest of Seller in the leases of the real property more fully described on Schedule 1.2(a), together with all rights and privileges under such leases (hereinafter referred to as the "Real Property Leases") and to the real property subject to such leases (hereinafter referred to as the "Leased Real Property" and together with the Owned Real Property being hereinafter collectively referred to as the "Real Property"), and the easements, rights-of-way, rights of access or licenses relating to the distribution mains and pipelines utilized in the VCW Business described on
Schedule 1.2(b) (hereinafter referred to as the "Easements").

     1.3  Equipment.

     All the machinery, tools, appliances, vehicles, furniture; equipment (including, without limitation, essential spares and replacement parts), gas distribution mains and pipelines, together with gate stations, meters and other gas distribution equipment and other tangible personal property of every kind and description that are located upon or within the Real Property, and/or are owned or held by Seller, and are utilized in connection with the operations of the VCW Business, a current list of which is attached hereto as Schedule 1.3. (hereinafter referred to collectively as the "Equipment").

     1.4  Transportation and Storage Contracts/Supply Contracts.

     Seller's interest in the transportation and storage contracts and gas supply contracts relating to the operation of the VCW Business to be assumed by Buyer pursuant to Article 4, subject to Seller's continuing interest in such interstate pipeline deliverability and supply contracts necessary to serve Seller's New Jersey operations, all as fully described in
Schedule 1.4 attached hereto (hereinafter referred to as the "Contracts").

     1.5  Accounts Receivable.

     All of Seller's accounts receivable as of the Closing Date (as defined in Article 3 below) arising out of the operation of the VCW Business in the ordinary course and unpaid as of the Closing Date (hereinafter referred to as "Accounts Receivable" ), but excluding any reserves or allowance for bad debt maintained by Seller as of the Closing Date.

     1.6  Intangibles.

     All intangible assets of the VCW Business listed on
Schedule 5.12 as well as any other trade names (other than names used in the VCW Business which include the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses, customer lists, goodwill and other intangibles used exclusively in the VCW Business, if any, as of the Closing Date (as defined in Article 3 below) including, without limitation, tort or insurance proceeds arising out of any damage or destruction of any of the Assets between the date of this Agreement and the Closing Date.

     1.7  Books and Records.

     All papers, computerized databases and records in Seller's care, custody or control relating to any or all of the above described Assets or exclusive to Seller's operation of the VCW Business, including, but not limited to all blueprints, plans and specifications, personnel and labor relations records, environmental compliance records, sales records, customer records, marketing materials, accounting and financial records, maintenance records, plats and surveys of the Real Property, and plans and designs of buildings, structures, fixtures and equipment.

     1.8  Prepaid Expenses.

     All prepaid expenses and other prepaid items relating to any of the Assets and the operation of the VCW Business as of the Closing Date subject to allocations which may be made by Seller consistent with the terms of this Agreement and subject to Seller's retention of amounts attributable to pension payments and pension expenses as adjusted by Seller after Seller's valuation of its pension obligations to the employees of the VCW Business.

     1.9  Permits, etc.

     All permits, licenses, consents or authorizations issued by, and all registrations and filings with, any governmental agency in connection with, the VCW Business whenever issued or filed, excepting only those which by law or by their terms are non-transferable or those which have expired.

     1.10  Plant Material, Merchandise, Gas and Propane.

     All plant material and operating supplies, all merchandise, all gas stored underground and all propane in bulk storage tank utilized in connection with the VCW Business existing as of the Closing Date.

     1.11  Excluded Assets.

     Seller shall not transfer to Buyer and Buyer shall not acquire Seller's cash, bank deposits or similar cash and cash equivalent items existing as of the Closing Date, whether or not arising from Seller's operation of the VCW Business (the "Excluded Assets") other than restricted cash held for regulatory purposes in connection with the VCW Business which shall be transferred to Buyer.

ARTICLE 2.  PURCHASE PRICE.

     2.1  Payment of Purchase Price.

     In consideration for the transfer and assignment by Seller of the Assets, Buyer on the conditions set forth herein,

     (a) shall deliver to Seller at the Closing (as hereinafter defined) (i) Fifteen Million Dollars ($15,000,000) plus or minus any customary prorations as of the Closing Date relating to the transfer of the Real Property under this Agreement, and (ii) an amount required to reimburse Seller for reasonable amounts expended by Seller for the NUCOR expansion allocable to the VCW Business as more fully described in Section 8.12 of this Agreement, all payable in cash as more fully described in
Section 3.2 hereof, and

     (b) shall assume and discharge, and shall indemnify Seller against liabilities and obligations of Seller under the leases, contracts or other agreements, if any, specified on Schedule 4.

     (c) shall pay Three Million Dollars ($3,000,000) to Seller at such time as the entire amount of the rate increase, consisting of the sum of. (i) the rate increase of Five Hundred Seventy Thousand Dollars ($570,000) described in the Regulatory Relief Section of Seller's Information Memorandum (dated June
2000), Page 5, Part F, and (ii) One Hundred Thousand Dollars ($100,000) (the agreed amount representing any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8 of this Agreement), receives all necessary government approvals subject to reasonable and customary restrictions and limitations. If a rate increase of a lesser amount receives all necessary government approvals subject to reasonable and customary restrictions and limitations, then a linearly pro rated portion of the aforementioned $3 million payment shall be paid to Seller, provided, however, that if the amount of the approved rate increase does not yield additional annual revenue equal to at least $385,000-the sum of (x) $285,000 and (y) $100,000 (the agreed amount of any annual insurance premium and/or accrual of funds associated with the remediation described in Section 8.8)- then no portion of the $3 million will be paid to Seller. As an illustration of the above proration, if the total rate increase approved is $500,000, the portion of the $3 million payable to Seller shall be calculated as follows: ($500,000 - ($285,000 + $100,000))/$285,000 x $3,000,000 = $1,210,526.32.

     Buyer shall pursue approval of such rate increase with diligence and shall commence formal proceedings to obtain such increase by the later of. (i) eighteen (18) months after the Closing; or (ii) such date as the New York Public Service Commission and the Pennsylvania Public Utility Commission permit the Buyer to commence such proceedings. In the event Buyer breaches its obligation to diligently pursue such rate increase in accordance with the terms of this subparagraph, Buyer shall pay to Seller $3 million. Buyer's obligation to pursue the rate increase shall survive the Closing. Notwithstanding the foregoing, if Buyer applies for a rate increase and such increase is not approved, or only partially approved, as a result of such proceedings, Buyer shall have no obligation to reapply for a rate increase and Buyer's obligation to make payment to Seller pursuant to Section 2.1(c) shall be fixed on the basis of such initial application and decision.

     2.2  Allocation of Purchase Price.

     The parties agree to make an allocation of the Purchase Price (defined as the sum of the amounts specified in paragraphs
(a) and (c) of Section 2.1 above) at the Closing and to use such allocation in reporting the transaction contemplated by this Agreement for Federal and state tax purposes.

ARTICLE 3. THE CLOSING.

     The closing of the purchase and sale of the Assets by Seller to Buyer (the "Closing") shall take place at the offices of Seller at 10:00 a.m. local time, no later than five (5) business days after all conditions to the Closing contained in this Agreement have been satisfied or waived in writing, or at such other place and/or time as the parties may agree in writing (the "Closing Date").

     3.1  Seller's Obligations at the Closing.

     At the Closing, the Seller shall deliver or cause to be delivered to Buyer:

     (a) For all the owned Real Property and interests in the Owned Real Property, warranty deeds with covenants against grantor's acts in recordable form, properly executed and acknowledged, conveying title to the same;

     (b) Assignments of all Real Property Leases and Easements properly executed by Seller, and accompanied by all consents of lessors required by this Agreement and the leases being assigned;

     (c) Assignment and assumption agreements for personal property leases, licenses and permits and all Contracts of Seller to be assumed by Buyer in connection herewith, in a form legally sufficient to accomplish the assignment of the same and assumptions of the liabilities thereunder, and accompanied by all third party consents required by this Agreement and the personal property leases and Contracts being assigned to Buyer; and

     (d) Other instruments of assignment and transfer (including bills of sale) of all of the other Assets of Seller to be transferred hereunder reasonably requested by Buyer to effect, evidence or facilitate the transactions contemplated by this Agreement, in form legally sufficient to properly assign or convey such title.

Simultaneously with the consummation of the transfer of the Assets, Seller, through its officers, agents, and employees, shall put Buyer into full possession and enjoyment of all the Assets to be sold, conveyed, transferred, assigned and delivered under this Agreement.

     3.2  Buyer's Obligations at the Closing.

     At the Closing, Buyer shall deliver to Seller against delivery of the items specified in Section 3.1: (i) a certified or bank cashier's check, or a wire transfer of immediately available funds, in the amount of the balance of the Purchase Price, payable to Seller in accordance with Sections 2.1(a) and 2.1(b) of this Agreement; and (ii) appropriate instruments of assumption of the Assumed Obligations as defined herein in form legally sufficient to accomplish such assumption.

ARTICLE 4.  ASSUMPTION OF LIABILITIES.

     Buyer is assuming certain debts, liabilities or obligations of Seller relating to the VCW Business, including all Accounts Payable that have become due and payable in the ordinary course of business no more than forty-five (45) days prior to the Closing Date and such other obligations as herein specifically provided. Buyer shall have the benefit of and shall perform and assume all Real Property Leases, Contracts (subject to Seller's retained rights thereunder), Easements, and other agreements and obligations relating to the VCW Business, if any, specifically listed on Schedule 4, in accordance with the terms and conditions thereof (the "Assumed Obligations"). Buyer specifically assumes no debts, liabilities or obligations of Seller other than those listed in Schedule 4.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller does hereby represent and warrant to Buyer as follows:

     5.1  Organization.

     Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has full corporate power and authority to carry on its business, and in particular the VCW business, and to own, lease or operate its properties, and in particular, the Assets utilized in the VCW Business.

     5.2  Authority.

     Seller has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable against Seller in accordance with its terms.

     5.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedule 5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Seller will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Seller's Certificate of Incorporation or Bylaws or, to Seller's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Seller is a party or by which it is bound.

     5.4  Consents.

     Except as set forth on Schedule 5.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Seller or for the consummation by Seller of the transactions contemplated by this Agreement.

     5.5  Claims and Litigation.

     To Seller's knowledge, except as set forth on Schedule 5.5, there is no material claim, legal action, suit, arbitration, governmental investigation or other legal, regulatory or administrative proceeding, or any order, judgment, decree or award in progress, pending, threatened or in effect against or relating to the Assets or the VCW Business.

     5.6  Compliance with Laws and Other Requirements.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any laws, statutes, regulations, ordinances and orders, judgments, decrees and awards applicable to the Assets or the VCW Business, which notice remains unresolved and which noncompliance would have a material adverse effect on the Assets or the VCW Business.

     5.7  Real Property.

     Schedules 1.1 and 1.2 to this Agreement contain complete listings of each parcel of real property owned by or leased to Seller and used in the VCW Business. Schedules 1.1 and 1.2 contain a description of all buildings, fixtures and other improvements located on the Real Property and a list of the policies of title insurance issued, if any, to Seller for these properties. True, correct and complete copies of the Real Property Leases and Easements are available for inspection by the Buyer. All the Real Property Leases, and to Seller's knowledge, all Easements, are valid and in full force, and there does not exist any default or event that with notice or lapse of time, or both, would constitute a default under any of such Leases or Easements. The zoning of each parcel of real property described in Schedules 1.1 and 1.2 permits the presently existing improvements and the continuation of the VCW Business presently being conducted thereon.

     5.8  Tangible Personal Property.

     The Equipment described in Section 1.3 and Schedule 1.3 of this Agreement constitutes all the items of tangible personal property owned by, in the possession of, or exclusively used by Seller in connection with the VCW Business. The Equipment listed in Schedule 1.3 constitutes all tangible personal property necessary for the conduct by Seller of the VCW Business as now conducted by Seller. Except as stated in Schedule 1.3, no Equipment used by Seller in connection with the VCW Business is held under any lease, security agreement, conditional sales contract, or other title retention or security arrangement.

     5.9  Financial Statements of the VCW Business.

     Schedule 5.9(a) to this Agreement sets forth the balance sheet of the VCW Business as of September 30, 1999, (the "Last Fiscal Year End"), and the related statement of income for the year then ending which balance sheet and related statement of income are included in the consolidated financial statements of the Seller which are audited annually by Arthur Andersen LLP, Seller's independent certified public accountants.
Schedule 5.9(b) to this Agreement sets forth the balance sheet of the VCW Business as of June 30, 2000, (the "Stub Period Date"), together with the related statement of income for the three month period then ending, certified by the Chief Financial Officer of Seller. The financial statements in Schedules 5.9(a) and 5.9(b) are hereinafter referred to as the "Financial Statements". The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently followed by Seller throughout the periods indicated, are complete and correct in all material respects and accurately and fairly present the financial position of the VCW Business as of the respective dates of the balance sheets included in the Financial Statements, and the results of operations of the VCW Business for the respective periods indicated.

     5.10  Absence of Specified Changes.

     Since the Last Fiscal Year End, there has not been any:

     (a) Adverse change in the financial condition, liabilities, Assets, business, operating results or prospects of the VCW Business;

     (b) Destruction, damage to, or loss of any Assets of the VCW Business (whether or not covered by insurance) that adversely affects the Assets, financial condition, business, operating results or prospects of the VCW Business;

     (c) Labor trouble or other event or condition of any character adversely affecting the financial condition, business, Assets or prospects of the VCW Business; or

     (d) Other event or condition of any character that has or might reasonably have an adverse effect on the financial condition, business, Assets, operating results or prospects of the VCW Business.

     5.11  Accounts Receivable.

     The Accounts Receivable reflected on the balance sheet dated the Stub Period Date included in the Financial Statements, and the Accounts Receivable created after the date thereof, are valid and genuine and arose from bonafide transactions involving the distribution of natural gas to the VCW Business customers and the performance of other services or other transactions in the ordinary course of the VCW Business.

     5.12 Intangible Assets.

     Schedule 5.12 to this Agreement is a complete schedule of all trade names (other than names including the "NUI" name), trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles owned by or licensed to Seller and used exclusively in the VCW Business. Seller owns or has the right to use all trade names, trademarks, service marks, copyrights, patents, intellectual property, software licenses and other intangibles necessary to carry on the VCW Business substantially as currently conducted, except the failure of which to own or have the right to use individually or in the aggregate would not reasonably be expected to have a material adverse effect on the Assets or on the VCW Business.

     5.13  Title to Assets.

     Seller has good and marketable title to all the Assets and its interests in the Assets, whether real, personal, tangible and intangible, which constitute all the Assets and interests in Assets that are exclusively used in Seller's operation of the VCW Business. All the Assets are free and clear of mortgages, liens, pledges, charges, encumbrances, equities, claims, easements, rights of way, covenants, conditions or restrictions, except for (i) those disclosed in Seller's balance sheet as of the Stub Period Date, included in the Financial Statements, or disclosed in Schedule 5.13 and the other Schedules to this Agreement; (ii) the lien of current taxes not yet due and payable; and (iii) possible minor matters that, in the aggregate, are not substantial in amount and do not materially detract from or interfere with the present or intended use of any of the Assets, nor materially impair the business operations of the VCW Business.

     5.14  Employee Agreements and Benefit Plans.

     (a) Schedule 5.14(a) contains a complete list of all employment contracts with respect to the employees of the VCW Business to which Seller is a party or by which Seller is bound (all the foregoing being herein called "Employee Agreements"). At the present time there are no Employee Agreements in effect, and to Seller's knowledge neither Seller nor any other party is in default under any Employee Agreement previously in effect. There have been no claims of default and, to the knowledge of the Seller, there are no facts or conditions which, if continued, or with the passage of time or compliance with any applicable notice requirements or both, will result in a default under the Employee Agreements.

     At the present time Seller is not a party to any collective bargaining agreement other than its collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers (the "Union"), which agreement has expired. Seller is currently compensating bargaining unit employees of the VCW Business in accordance with the terms of the expired agreement. There is no pending or, to the knowledge of the Seller, threatened labor dispute, strike or work stoppage by the VCW Employees or any representative of the VCW employees. Seller made its last and best offer to Union in August, 2000 and Seller believes it is likely that a new collective bargaining agreement will be reached. A copy of the Seller's last and best offer has been provided to Buyer.

     (b) Schedule 5.14(b) contains a complete list of all pension plans, practices, policies or arrangements, profit sharing plans, bonus, deferred compensation, supplemental executive retirement plans, excess benefit plans, stock options, stock appreciation or other forms of incentive or other compensation plans or arrangements (including, "employee pension benefit plans" as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")), and all welfare, severance, vacation, and other employee fringe benefit plans (including "employee welfare benefit plans" as defined in Section 3(l) of ERISA) maintained, or contributed to, by Seller for the benefit of the employees of the VCW Business or former employees of the VCW Business (all the foregoing being herein called "Benefit Plans").

     (c) With respect to the NUI Corporation Savings and Investment Plan (the "Seller's Savings Plan") and the Pennsylvania & Southern Gas Company Employees Pension Plan (the "Seller's Pension Plan"), Seller has made available to Buyer copies of each of the following: (i) plan document; (ii) summary plan description; (iii) trust agreement; (iv) most recent annual report on IRS Form 5500 and (v) most recent Internal Revenue Service determination letter. To the knowledge of the Seller, the Seller's Savings Plan and the Seller's Pension Plan are qualified" within the meaning of Section 401(a) of the Code.

     (d) Except as disclosed on Schedule 5.14(d), the Seller's Savings Plan and Seller's Pension Plan have been maintained in substantial compliance with their terms and within the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred which could subject the Buyer to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

     5.15  Personnel Identification and Compensation.

     Schedule 5.15 contains a list of the names of all permanent, full time employees of the VCW Business stating the rates of compensation payable to each of them. All of the persons named in Schedule 5.15 have been employees of the VCW Business for at least One Hundred Twenty (120) days prior to the date of this Agreement and no other individuals have been employed by the VCW Business on a permanent basis during this period.

5.16 Contracts.

     Prior to the date hereof, Seller has provided Buyer with access to true and correct copies of all of the Contracts set forth in Schedule 1.4. Seller has performed and, to the knowledge of Seller, every other party has performed, each material term, covenant and condition of each of the Contracts that is to be performed by any of them at or before the date hereof. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a default by Seller or, to the knowledge of Seller, any other party under any of the Contracts and, to the knowledge of Seller, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of such Contracts.

5.17  Environmental Conditions.

     (a)  When used in this Section 5.17 and elsewhere in this
Agreement:

          (i) "Environmental Laws" shall mean any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees or requirements of any Governmental Authority regulating, relating to or imposing liability or standards of conduct concerning any Hazardous Materials or environmental protection as now or at any time hereafter in effect, together with any amendment or re-authorization thereto or thereof,

          (ii) "Governmental Authority" shall mean any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, or any court.

          (iii) "Hazardous Materials" shall mean any hazardous material, hazardous waste, infectious medical waste, Petroleum and Natural Gas Products, hazardous or toxic substance defined or regulated as such in or under any Environmental Law, including, without limitation, materials exhibiting the characteristics of ignitability, corrosivity, reactivity or extraction procedure toxicity, as such terms are now or hereafter defined in connection with hazardous materials or hazardous wastes or hazardous or toxic substances in any Environmental Law; and

          (iv) "Petroleum and Natural Gas Products" shall mean crude oil, petroleum or fractions thereof, gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum products and natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel.

     (b) Except for past operations conducted at the Athens, Pennsylvania manufactured gas plant (the "Athens MGP") and as otherwise disclosed in Schedule 5.17(b) attached hereto, and except for such violations that in the aggregate would not have a material adverse effect on the Assets or the VCW Business,
(i) to Seller's knowledge, Seller has not used, stored, treated, transported, manufactured, refined, handled, produced, disposed of, managed, spilled or released any Hazardous Materials on, under, at from or in any way affecting any Real Estate or other Assets or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials; and (ii) to Seller's knowledge, no prior owner of such Real Property or Assets or any tenant, subtenant, prior tenant or prior subtenant thereof has used Hazardous Materials on, from or in any way affecting any such Real Property or Asset, or otherwise, in any manner which at the time of the action in question violated, or at the time of this Agreement violate, any Environmental Law governing the use, storage, treatment, transportation, manufacture, refinement, handling, production, disposal, management, spill or release of Hazardous Materials.

     (c) Except as set forth in Schedule 5.17(c), and except for such permits or noncompliance that in the aggregate would not have a material adverse effect on the Assets or the VCW Business, to Seller's knowledge (i) Seller has received all permits as may be required under applicable Environmental Laws to conduct the VCW businesses, (ii) Seller is in compliance in all material respects with the terms and conditions of any such permits, and (iii) Seller has not received any notices or claims, nor is there a factual basis for such a claim, that it is a responsible party in connection with any claim or notice asserted pursuant to 42 U.S.C. Section 9601 et seq., or any state superfund law with respect to any Real Property or the Assets.

     5.18 Fees and Expenses of Brokers and Others.

     Seller has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Seller has engaged Berenson, Minella & Company to represent it in connection with such transactions, and Seller shall pay all of Berenson Minella's fees and expenses in connection with such engagement.

     5.19 Taxes.

     To Seller's knowledge, Seller has not received any notice of material noncompliance with any federal, state or municipal tax law and Seller is current in its payment of all taxes including without limitation all income, gross receipts, property, sales, excise and franchise taxes, assessments or duties and no such tax is a lien or encumbrance upon any Asset which is a subject of this Agreement, except for the lien of current taxes not yet due and payable.

     5.20  Gas Operations.

To Seller's knowledge:

     (a) there have been no changes in the VCW gas transmission and distribution system between January 1, 2000 and the date of this Agreement other than changes made in the ordinary course of the VCW Business;

     (b) VCW's propane air peaking plants are capable of normal and safe operations; and

     (c) None of VCW's largest customers listed in Exhibit 8 of the June 2000 Information Memorandum have "bypassed" in the period between January 1, 2000 and the date of this Agreement, and Seller has no knowledge of any such customer who plans to "bypass."

     5.21  Definition of Seller's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Seller are being made to "Seller's knowledge" or terminology similar to such phrase. In determining Seller's knowledge and whether Seller has knowledge, Seller shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Seller's management team who are listed on Schedule 5.19. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Seller or possessed by any other employee, officer or agent of Seller. The knowledge of each of such named persons shall not be imputed to any of the other named persons.

ARTICLE 6. REPRESENTATIONS AND WARRANTIES OF BUYER.

     Buyer does hereby represent and warrant to Seller as follows:

     6.1  Organization.

     Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania and has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties, as and in the places where such business is now conducted and such properties are now owned, leased or operated.

     6.2  Authorization.

     Buyer has taken all necessary corporate and other action to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. The Agreement has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms.

     6.3  No Violation or Conflict.

     Assuming that all of the consents described in Schedules
5.4 and Schedule 6.4 are obtained, neither the execution and delivery nor performance of this Agreement by Buyer will, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of Buyer's Certificate of Incorporation or Bylaws or, to Buyer's knowledge, any material franchise, mortgage, deed of trust, lease, license, agreement, understanding, law, ordinance, rule or regulation or any order, judgment, award or decree to which Buyer is a party or by which it is bound.

     6.4  Consents.

     Except as set forth in Schedule 6.4, no approval, consent, withholding of objection or other authorization is required from any court, administrative agency, regulatory agency, governmental authority or any other third party in connection with the execution and delivery of this Agreement by Buyer or for the consummation by Buyer of the transactions contemplated by this Agreement.

     6.5  Financial Ability to Perform.

     Buyer has the financial ability and has access to funding sources to obtain the funds necessary to consummate the transactions contemplated to occur at the Closing. As of the date of this Agreement, Buyer knows of no reason that the funding sources Buyer has access to will not be able to provide Buyer such funding.

     6.6  Fees and Expenses of Brokers and Others.

     Buyer has not had any dealings, negotiations or communications with any broker or other intermediary in connection with the transactions contemplated by this Agreement, is not committed to any liability for any brokers' or finders' fees or any similar fees in connection with the transactions contemplated by this Agreement, and has not retained any broker or other intermediary to act on its behalf in connection with the transactions contemplated by this Agreement, except that Buyer has engaged Management Consulting Services, Inc. ("MCS") to assist it in connection with such transactions, and Buyer shall pay all of the fees and expenses of MCS in connection with such engagement.

     6.7  Acknowledgment by Buyer.

     Buyer has conducted, to its satisfaction, an independent investigation of the financial condition, Assets, liabilities to be assumed by Buyer and projected operations of the VCW Business in making its determination to proceed with the transactions contemplated by this Agreement, and Buyer has relied on the results of its own independent investigation, as well as the representations and warranties of Seller expressly and specifically set forth herein.

     6.8  Definition of Buyer's Knowledge.

     As set forth in this Agreement, certain representations and warranties of Buyer are being made to "Buyer's knowledge" or terminology similar to such phrases. In determining Buyer's knowledge and whether Buyer has knowledge, Buyer shall be deemed to have knowledge only of information actually known or which ought to be reasonably known by Buyer's management team who are listed on Schedule 6.8. Each such member, in turn, shall be deemed to have knowledge of information of which that person has actual knowledge or which that person ought to reasonably know as of the Closing Date and information which that person personally possesses or reasonably ought to possess (including information in that person's respective files), but that person shall not be deemed to have knowledge of any information otherwise in the files of Buyer or possessed by any other employee, officer or agent of Buyer. The knowledge of each such named persons shall not be imputed to any of the other named persons.

ARTICLE 7.  SELLER'S COVENANTS

     Seller covenants and agrees that, except as otherwise agreed in writing by Buyer, from the date of this Agreement until the Closing Date:

     7.1  Conduct of Business in the Ordinary Course.

     Seller shall continue to conduct the VCW Business in the ordinary course and consistent with past practice. Seller will use all commercially reasonable efforts to preserve the VCW Business, maintain all real and personal property, keep available the services of the present employees of the VCW Business and maintain the goodwill of the customers, suppliers and others having a business relationship with the VCW Business. Notwithstanding the foregoing, Seller shall not extend the term of any expiring interstate pipeline transportation and/or storage contracts without the consent of Buyer, nor will Seller enter into a gas "customer choice" program that has a material adverse effect on VCW's distribution margin, or volume delivered to customers on a weather normalized basis, except as otherwise required by the Pennsylvania Public Utility Commission and/or the Public Service Commission of the State of New York or any other entity having jurisdiction over such matters.

     7.2  Maintenance of Insurance.

     Seller shall continue to carry its existing insurance covering the Assets and the VCW Business subject to variations in amounts required by the ordinary operations of the VCW
Business.

     7.3  Employees and Compensation.

     Seller shall not do, or agree to do, any of the following:

     (a) grant any increase in salaries payable or to become payable to any employee of the VCW Business other than such increases which are made in the ordinary course of business to employees and other than such increase which may be required under a collective bargaining agreement or other understanding with the representative of the employees who are members of a bargaining unit;

     (b) increase benefits payable to any employee of the VCW Business under any bonus or pension plan or other contract or commitment other than with respect to changes to any such plans, contracts or commitments made by Seller which affect its employees generally. Seller shall permit Buyer to contact Seller's employees at all reasonable times for the purpose of discussing with such employees prospective employment by Buyer on or after the Closing Date, and Seller shall take reasonable steps to assist Buyer's efforts to encourage employees of Seller to accept any employment offered by Buyer;

     (c) hire any new employee for, or transfer any existing employee to, the VCW Business, or terminate (other than for cause) or transfer any existing employee of the VCW Business without the consent of Buyer.

     7.4  Access by Buyer.

     Seller shall give to Buyer and its authorized representatives access, during normal business hours and upon reasonable advance notice, in such a manner as not to disrupt the normal business activities of Seller's business, to the Assets and books of account and records of the VCW Business reasonably relevant to an evaluation of the Assets and the VCW Business. Seller will also cause its officers to furnish to Buyer any and all material financial, technical and operating data, and other information pertaining to the VCW Business operations of Seller and the Assets, as Buyer shall from time to time reasonably request for such purpose.

     7.5  Covenant Not to Compete.

     Seller covenants and agrees that, for a period of five (5) years after the Closing Date (the "Restrictive Period") Seller shall not, in any capacity, directly or indirectly, distribute natural gas to any customers in the areas of Pennsylvania or New York (as applicable) served by the VCW Business. In addition, except as otherwise set forth in this Section 7.5, Seller covenants and agrees that during the Restrictive Period Seller shall not, in any capacity, directly or indirectly, sell natural gas to (i) any residential customer, or (ii) any other customer that would not be eligible for transportation service under tariffs in effect for the VCW Business as of the Closing Date. During the Restrictive Period, Seller shall not solicit non-transportation customers of the VCW Business to become transportation customers and it shall not solicit any customers of the VCW Business to "bypass." The foregoing notwithstanding, Seller shall be permitted to make bulk sales of natural gas to retail customers who were transportation customers of the VCW Business on or before the Closing Date. In the event that Buyer establishes a retail "choice" program in Pennsylvania and/or New York, permitting retail customers to purchase supply from a third-party, Buyer agrees to permit Seller to participate in any such "choice" program as a third-party marketer.

     If any court determines that this covenant not to compete, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable. For purposes of this section, the term Seller shall include any parent, subsidiary or affiliated corporation of Seller or any entity, organization, or enterprise which Seller, directly or indirectly controls or in which Seller directly or indirectly possesses an ownership interest equal to or greater than fifty percent (50%)

ARTICLE 8.  ADDITIONAL AGREEMENTS.

     8.1  Regulatory Matters.

     (a) The parties shall cooperate with each other and use all commercially reasonable efforts promptly to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all governmental entities and third parties which are necessary to consummate the transactions contemplated by this Agreement as set forth in Schedule 5.4 and Schedule 6.4. The Seller and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to the Seller, the VCW Business or the Buyer, as the case may be, which appear in any application, notice, petition and filing made with or written materials submitted to, any governmental entity or third party in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all governmental entities and third parties necessary or advisable to consummate the transactions contemplated by this Agreement as set forth in
Schedule 5.4 and Schedule 6.4, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (b) Seller and Buyer shall promptly furnish each other with copies of written communications received by Seller and Buyer, as the case may be, from, or delivered by any of the foregoing to, any governmental entity in respect of the transactions contemplated hereby.

     8.2  Legal Conditions to the Transaction.

     Each of Seller and Buyer shall use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the consummation of the transactions contemplated by this Agreement and to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of or any exemption by, any governmental entity and any other third party which is required to be obtained by Seller or Buyer in connection with the transactions contemplated by this Agreement.

     8.3  Additional Agreements.

     If at any time after the Closing Date any further action is necessary or desirable to carry out the purpose of this Agreement or to vest Buyer with full title to the Assets and the VCW Business, the proper officers of each party to this Agreement shall take all such necessary actions as may be reasonably requested by the Buyer (without additional cost to it).

     8.4  Disclosure Supplements.

     Prior to the Closing Date, each party will supplement or amend the Schedules hereto delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purposes of determining satisfaction of the conditions set forth in Sections 9.2(a), 9.2(b), 9.3(a) and 9.3(b) hereof.

      8.5  No Inconsistent Actions.

     Prior to the Closing Date, except as otherwise permitted by this Agreement, no party will enter into any transaction or make any agreement or commitment and will use reasonable efforts not to permit any event to occur, which could reasonably be anticipated to result in a denial of the regulatory or governmental approvals referred to in Schedules 5.4 and 6.4, the imposition of any condition or requirement that would materially adversely affect the economic or business benefits to the Buyer of the transactions contemplated by this Agreement.

     8.6  Confidentiality.

     The parties agree to continue to comply with the terms of the Confidentiality Agreement dated May 31, 2000 between Seller and Buyer the terms of which are incorporated herein by reference.

     8.7  Employment Matters.

     (a) Buyer will offer to each employee of the VCW Business (the VCW Employees") employment in a position of comparable seniority and at least the same pay as that received by each such VCW Employee immediately prior to the Closing Date. Each VCW Employee who is tendered and accepts Buyer's offer of employment will be referred to as a "Transferred Employee." Buyer agrees not to terminate any Transferred Employee during the three (3) month period following the Closing Date except for cause. Buyer will provide the Transferred Employees with the same benefits it provides to its other employees in similar positions, subject to any changes that Buyer may negotiate with any union, which may be the collective bargaining representative of any of the Transferred Employees. Furthermore, for a one year period commencing on the Closing Date, Buyer will agree to pay severance to any Transferred Employee terminated by Buyer (other than a Transferred Employee terminated for cause) during such one year period in an amount equal to two weeks' pay for each year of service to Seller and Buyer up to a maximum of the Transferred Employee's annual salary, but in no event less than three month's pay or such amount required to be paid under a collective bargaining agreement, if applicable. Any severance payment provided for herein shall be payable in a lump sum and shall be based on the salary payable to the Transferred Employee at the time of the termination of employment. Seller shall reimburse Buyer for all severance costs for the first five (5) Transferred Employees that are terminated without cause between the Closing Date and one year after the Closing Date. Seller agrees to indemnify, defend and hold harmless Buyer with respect to any and all compensation, severance and/or employee benefits claims by any current or former employee (or any spouse, former spouse, dependent or former dependents of any such current or former employee) of Seller accruing prior to the Closing Date.

     (b) Subject to Seller's obligations to comply with applicable labor laws, rules and regulations, Seller agrees that it will not make, or agree to, any material changes to its last and best offer in connection with the collective bargaining agreement submitted to the Union in August, 2000 without consulting Buyer. In the event that after the Closing Date, Buyer terminates the employment of any Transferred Employee who is represented by a collective bargaining representative, Buyer shall pay severance benefits in accordance with any collective bargaining agreement, if applicable, in lieu of the severance payments provided in subsection (a) above.

     (c) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in Buyer's employee benefit plans, including, but not limited to, the defined benefit pension (the "Buyer's Pension Plan") and 401(k) savings plan (the "Buyer's Savings Plan") maintained by Buyer, in accordance with the terms of such plans unless and until different benefit plans are negotiated with an applicable collective bargaining representative. Buyer agrees to amend its employee benefit plans to provide that service completed by Transferred Employees while employed by the Seller or its predecessor or its affiliates shall be recognized under Buyer's employee benefit plans for purposes of determining eligibility for participation and vesting of benefits.

     (d) Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Savings Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Effective as of the Closing Date, Seller shall amend Seller's Savings Plan to provide that all Transferred Employees shall be fully vested in their account balances thereunder. Seller shall cause the trustees of the Seller's Savings Plan to transfer to the trustees of the Buyer's Savings Plan the aforementioned fully vested account balances of the Transferred Employees to the Buyer's Savings Plan as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date ("Transfer Date") and Buyer shall cause the trustees of the Buyer's Savings Plan to accept such transfer of the account balances. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)12) and 414(1) of the Code.

     The transfer of the Transferred Employees account balances shall be in cash, except that the account balances or portions thereof invested in notes representing participant loans shall be transferred in-kind to the Buyer's Savings Plan (except for mortgage loans, which shall not be transferred to the Buyer's Savings Plan). Buyer agrees to provide Seller with evidence that the Buyer's Savings Plan is qualified under Section 401(a) of the Code and Seller agrees to provide Buyer with evidence that Seller's Savings Plan is qualified under Section 401(a) of the Code.

     (e) Effective as of the Closing Date, all Transferred Employees shall cease benefit accruals in the Seller's Pension Plan and Seller shall amend Seller's Pension Plan to provide that all Transferred Employees shall be fully vested in their accrued benefits as of the Closing Date. Effective immediately after the Closing Date, all Transferred Employees shall be eligible to participate in the Buyer's Pension Plan, unless and until different benefit plans are negotiated with any applicable collective bargaining representative. Seller shall cause the trustees of the Seller's Pension Plan to transfer to the trustees of the Buyer's Pension Plan the assets and liabilities attributable to the Transferred Employees (as described below) as soon as practicable following the Closing Date but in no event more than 150 days following the Closing Date (the "Transfer Date") and Buyer shall cause the trustees of the Buyer's Pension Plan to accept such transfer of assets and liabilities. The amount transferred to the Buyer's Pension Plan shall equal the Accumulated Benefit Obligation as defined below for the Transferred Employees as of the Closing Date, increased by 7 3/4% interest from the Closing Date to the date of transfer, and decreased by the amount of any benefit payments to the Transferred Employees after the Closing Date but prior to the date of transfer. The Accumulated Benefit Obligation for the Transferred Employees shall be determined by using the accumulated benefits obligation methodology of Statement of Financial Accounting Standards No. 87, on the basis of (i) each participant's age, years of vesting service and years of benefit accrual service on the Closing Date, and (ii) the actuarial assumptions and methods used for determining the accumulated benefits obligation as of the January 1, 2000 actuarial report for the Seller's Pension Plan including the lump sum distribution assumption of 50%; provided, however, that the discount rate shall instead be a rate midway between the GATT annual interest rate for the month prior to the month during which the Closing Date occurs and 7 3/4%. In no event shall the amount transferred be less than the amount required to be transferred to satisfy Sections 401(a)(12) and 414(l) of the Code. The calculation of the above described present value of accrued benefits shall be made by an actuary designated by the Seller and shall be reviewed and approved by an actuary designated by the Buyer (which approval shall not be unreasonably withheld). The Seller shall cooperate fully in the gathering of any necessary data to be used by the respective actuaries and shall certify or cause the certification of the accuracy of such data to the actuaries. The costs and expenses of any third party engaged to perform services with regard to this section shall be paid by the party engaging such third party. Seller shall cause the plan administrator of the Seller's Pension Plan and Buyer shall cause the plan administrator of the Buyer's Pension Plan to make such timely filings as may be required by the Internal Revenue Service with respect to the transfer of assets and liabilities, including Forms 5310-A. Buyer agrees to provide Seller with evidence that Buyer's Pension Plan is qualified under Section 401(a) of the Code and Seller agrees to provide evidence to Buyer that Seller's Pension Plan is similarly qualified under Section 401(a) of the Code. Buyer's Pension Plan will provide that each Transferred Employee will be entitled to a benefit at least equal to his accrued benefit under the Seller's Pension Plan as of the Closing Date.

     (f) With respect to any medical, dental, prescription drug, vacation, death, accidental death and dismemberment, short-term disability and long-term disability benefit plans maintained by Buyer for its employees, immediately after the Closing Date, the Transferred Employees shall participate in such plans (i) without any waiting periods, exclusions due to preexisting conditions and without any evidence of insurability; and (ii) Buyer shall take into account claims arising during the calendar year in which occurs the Closing Date for purposes of satisfying deductibles, out-of-pocket maximums and all other similar limitations. Notwithstanding the foregoing, Seller will assume responsibility for any and all outstanding employee benefits claims, including, but not limited to, any and all heath insurance claims, relating to claims and/or expenses incurred on or prior to the Closing Date.

     (g) Buyer shall be responsible for any legally-mandated continuation of health care coverage for all Transferred Employees and/or their covered dependents who have a loss of health coverage due to a "qualifying event" (as defined in Section 4980B of the Code) that occurs on or after the Closing Date.

     (h) After the Closing Date, the Buyer will have sole responsibility for any obligations or liabilities to Transferred
Employees under the Worker Adjustment and Retraining
Notification Act or any similar applicable law of any jurisdiction relating to any plant closing or mass layoff or as otherwise required by any applicable law.

     8.8 Environmental Condition of the Athens MGP. Buyer shall, at its sole cost and expense, in accordance with all applicable Environmental Laws, assume responsibility for the environmental condition associated with the former operations of the Athens MGP, including, but not, limited to, conducting such investigations and remediation activities with respect to any Hazardous Materials that may exist in, on, under or about the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP as may be required by any Governmental Authority. Notwithstanding anything contained in this Agreement to the contrary, it is understood and agreed that Buyer shall assume all risk relating to the past, present and future environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     Buyer intends to seek insurance and/or to accrue funds to address the potential liability stemming from its ownership of the Athens MGP and its assumption of responsibility for the environmental conditions described herein. Buyer will seek a rate increase from the Pennsylvania Public Utility Commission and the New York Public Service Commission for the amount of the insurance premiums and/or the accrual of funds for the eventual remediation of the Athens MGP.

     8.9  Bulk Sales Law.

     No action is required by either party with respect to any bulk sales or bulk transfer laws. In the event that any such law is deemed to apply to the sale of the Assets and the VCW Business by Seller, by execution of this Agreement Seller agrees that it shall be solely liable and Seller hereby waives any and all obligations and requirements imposed upon Buyer under such laws.

     8.10  Existing Arrangements between NUI and VCW.

     Buyer will have the night, as its sole option, to assume under existing terms and conditions, renegotiate, or immediately terminate any arrangements that existed between Seller and the VCW Business as of January 1, 2000 or at any time thereafter, up to and including the Closing Date; provided, however that Buyer shall not have the right to renegotiate or terminate any arrangement with Seller's New Jersey division relating to interstate pipeline capacity or deliverability and gas supply. Buyer intends to continue the current contract between the VCW Business and Utility Business Services, Inc., a wholly-owned subsidiary of Seller ("UBS"), for billing services at least until August 31,,2001 or until the Closing Date whichever is later. In the event that Buyer terminates such contract after such period, Seller agrees to cause UBS to waive any termination fee, penalty or any other termination payment which may be provided for under the terms of such contract.

     8.11  Post-Closing Servicing Agreements.

     The parties agree to use commercially reasonable efforts to negotiate certain post-Closing servicing agreements on mutually acceptable terms relating to the provision of on-going services by Seller to Buyer in connection with the operation of the VCW Business relating to gas supply procurement, billing, information systems and other administrative functions. It is understood and agreed by the parties that the Closing of the transactions contemplated by this Agreement is not subject to or in any way conditioned upon the successful negotiation and execution of any such post-Closing servicing agreements.

     8.12  The NUCOR Expansion.

     The parties agree that Seller shall use commercially reasonable efforts to obtain the franchise, permits and approvals to secure grant monies from the State of New York and to expend the funds reasonably necessary to secure the same and for the construction required for the NUCOR expansion. Seller has provided Buyer with cost estimates for the NUCOR expansion. It being understood that such expansion will benefit the future of the VCW Business, Buyer agrees to reimburse Seller at Closing for Seller's reasonable NUCOR expansion expenses properly allocable to the VCW Business in excess of the grant monies awarded to Seller.

ARTICLE 9.  CONDITIONS TO CLOSING

     9.1  Conditions to Each Party's Obligation to Effect the
Sale.

     The respective obligation of each party to effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

     (a) Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental entities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or have been terminated.

     (b) No Injunctions or Restraints: Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any governmental entity seeking an injunction shall be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

     9.2  Conditions to Obligations of Buyer.

     The obligation of the Buyer to effect the transactions contemplated in this Agreement is also subject to the satisfaction or waiver by Buyer, at or prior to the time set for performance of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of the Seller by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Seller. The Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Buyer shall have received a Certificate signed on behalf of the Seller by its Chief
Financial Officer.

     (c) Third Party Consents. The consent, approval, or waiver of each person (other than the governmental entities) whose consent or approval shall be required in order to permit the sale, transfer or assignment of the Assets (including, but not limited to, all gas supply contracts identified on Schedule 1.4) shall have been obtained.

     9.3  Conditions to Obligations of the Seller.

     The obligations of the Seller to effect the transactions contemplated in this Agreement are also subject to the satisfaction, or waiver by the Seller, at or prior to the Closing of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of a earlier date) as of the Closing Date as though made on and as of the Closing Date. The Seller shall have received a certificate signed on behalf of the Buyer by its Chief Financial Officer to the foregoing effect.

     (b) Performance of Obligations of Beer. The Buyer shall have performed in all material respects all obligations required to be performed by the Buyer under this Agreement at or prior to the Closing Date, and the Seller shall have received a Certificate signed on behalf of Buyer by its Chief Financial Officer to such effect.

ARTICLE 10. TERMINATION AND AMENDMENT

     10.1  Termination.

     This Agreement may be terminated and the transactions contemplated herein abandoned at any time prior to the Closing
Date:

     (a) by mutual consent of the Seller and the Buyer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire
Board;

     (b) by either the Seller or the Buyer upon written notice to the other part), (i) at least thirty (30) days after the date on which any request or application for an approval of a governmental entity required to consummate the transactions contemplated by this Agreement shall have been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite approval; -provided however, that no party shall have the right to terminate this Agreement pursuant to this Section 10. 1 (b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any governmental entity having jurisdiction over the transactions contemplated by this Agreement shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of any of the transactions contemplated in this Agreement;

     (c) by either the Seller or the Buyer if the purchase and sale of the Assets shall not have been consummated on or before the first anniversary date of the execution of this Agreement by the parties; provided, however, that, if all of the conditions provided in Article 9 hereof, other than the receipt of Regulatory Approvals described in Article 9.1(a) have been satisfied or waived, and diligent efforts are being undertaken to satisfy the conditions in Article 9.1(a), then the references to the first anniversary date in this Article 9.1(c) shall be deemed to be the second anniversary of the date of this Agreement.

     (d) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, (i) which breach (it susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach by the other party hereto, or (ii) which breach, by its nature, cannot be cured; or

     (e) by either the Seller or the Buyer (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the party of the other party, (i) which breach (if susceptible to cure) is not cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party hereto, or (ii) which breach, by its nature, cannot be cured.

     10.2  Effect of Termination.

     In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, except that Sections 8.6 and 10.3) shall survive any termination of this Agreement, and there shall be no further obligation on the part of the Buyer, the Seller or their respective officers or directors except for the obligations under such provisions. Notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement; provided, however, that no claim for any intentional breach shall survive the Closing.

     10.3  Expenses; Break-Up Fee.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) In order to induce Seller to enter into this Agreement and to deal exclusively with Buyer, and to reimburse the Seller for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Section 9.3(b) of this Agreement, Seller shall be entitled to receive from Buyer the payment of Five Hundred Thousand Dollars ($500,000) as liquidated damages in full satisfaction of Seller's claims under this Agreement. Notwithstanding the foregoing, Buyer shall have no obligation to make such payment to Seller if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in Sections 9.1, 9.2(a) or 9.2(b) of this Agreement or if any material consents under Section 9.2(c) are not obtained, provided the failure to obtain such material consents is not due to the financial condition of Buyer, whether or not the conditions set forth Section 9.3(b) have been satisfied.

     (c) In order to induce Buyer to enter into this Agreement and to deal exclusively with Seller, and to reimburse the Buyer for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, in the event that (i) the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy the conditions set forth in
Section 9.2(b) of this Agreement or (ii) Seller terminates this Agreement without cause hereunder and, at the time of termination Seller has received, or thereafter receives, an alternative offer to purchase the VCW Business which offer is accepted by Seller within six (6) months after such termination, Seller shall pay to Buyer an amount equal to Five Hundred Thousand Dollars ($500,000.00) as liquidated damages in full satisfaction of Buyer's claims under this Agreement. Notwithstanding the foregoing, Seller shall not be obligated to make such payment to Buyer if the transactions contemplated by this Agreement are not consummated as a result of any failure to satisfy, the conditions set forth in Sections 9.1, 9.3(a) or 9.3(b) of this Agreement, whether or not the conditions set forth in Section 9.2(b) have been satisfied.

     10.4  Amendment.

     Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time.
This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     10.5  Extension; Waiver.

     The parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 11. POST-CLOSING INDEMNIFICATION OBLIGATIONS

     11.1  Indemnification.

     (a) Seller shall indemnify and hold Buyer harmless against and in respect of all claims, costs, losses, expenses, liabilities, suits, actions or damages, including reasonable attorneys' and accountants' fees and disbursements (hereinafter "Damages") arising out of Seller's breach of its representations and warranties contained in this Agreement or asserted against Buyer relating to or directly arising from Seller's ownership of the Assets or the conduct of the VCW Business prior to the Closing Date other than Assumed Obligations;

     (b) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages arising out of Buyer's breach of its representations and warranties contained in this Agreement or asserted against Seller relating to or directly arising from Buyer's ownership of the Assets or conduct of the VCW Business or Buyer's failure to satisfy the Assumed Obligations or Buyer's Obligations under Section 8.7 of this Agreement as of and subsequent to the Closing Date;

     (c) Buyer shall indemnify and hold Seller harmless against and in respect of all Damages asserted against Seller relating to the environmental condition associated with the former operations of the Athens MGP or Buyer's failure to satisfy its obligations contained in Section 8.8 concerning the environmental condition of the Athens MGP and any contiguous property used in connection with the former operations of the Athens MGP.

     (d)  In the event of a claim for indemnification under this
Section 11. 1, the party seeking indemnification shall promptly notify the indemnifying party in writing of the nature of the claim for which indemnification is sought within a reasonable time after the assertion of the claim. The indemnifying party shall be entitled to participate at its own expense in the defense, or if it so elects, within a reasonable time after receipt of such notice, to assume the defense of any suit brought to enforce any such claim. If the indemnifying party so elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and reasonably satisfactory to the party seeking indemnification. In the event that the indemnifying party elects to assume the defense of any such suit and retain its own counsel, the party seeking indemnification shall (i) bear the fees and expenses of any additional counsel thereafter retained by it, and (ii) not settle such suit without the prior written consent of the indemnifying party, which consent shall not be unreasonably withheld.

     In the event the party seeking indemnification fails to promptly notify the indemnifying party, the indemnifying party shall be relieved of liability for such claim to the extent such delay materially adversely affects the indemnifying party's ability to defend the claim.

     (e) Notwithstanding anything to the contrary contained herein: (i) all claims by either party arising out of or relating to this Agreement shall be brought under this
Section 11.1; (ii) all claims arising under subparagraphs (a) and (b) of this Section 11.1 must be made within eighteen (18) months from the Closing Date; and (iii) neither Buyer nor Seller shall be liable for any claim arising under subparagraphs (a) and (b) of this Section 11.1 until the aggregate amount of all such claims made against such party exceeds $100,000.00, it being understood that, once the aggregate amount of claims exceeds $100,000.00, the indemnifying party shall be fully liable for any claims made by the other party (including the first $100,000.00 of any such claims) up to an aggregate amount equal to the Purchase Price. The limitations on the indemnification obligation of the parties contained in this subparagraph shall not limit in any way Buyer's indemnification obligation contained in subparagraph (c) of this Section 11.1.

ARTICLE 12.  GENERAL PROVISIONS

     12.1  Survival of Representations and Warranties.

     Notwithstanding any term or provision of this Agreement to the contrary and regardless of any investigation made by any party, the representations and warranties contained in this Agreement or otherwise made or delivered pursuant to, or in connection with, this Agreement, the transaction contemplated hereunder or any related transactions shall survive the Closing for a period of twenty-four (24) months from the Closing Date.

     12.2  Notices.

     All notices and other communications hereunder shall be in writing and shall be deemed given when personally delivered or telecopied,(with confirmation from recipient), three (3) days after mailed by registered or certified mail (return receipt requested) or on the day delivered by any express courier (with confirmation from recipient) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to the Buyer, to:

          C&T Enterprises, Inc.
          1775 Industrial Boulevard
          P.O. Box 551
          Lewisburg, PA 17837
          Attn: General Counsel

          With copies to:
          Management Consulting Services, Inc.
          1667 K Street, N.W., 210
          Washington, D.C. 20006

          and

          Facer & Stamoulas, P.C.
          1025 Connecticut Avenue, N.W., #610
          Washington, D.C. 20006

      (b) if to the Seller, to:

          NUI Corporation
          550 Route 202-206
          P.O. Box 760
          Bedminister, New Jersey 07921-0760
          Attn: General Counsel with a copy to:

          Bourne, Noll & Kenyon
          382 Springfield Avenue
          P.O. Box 690
          Summit, New Jersey 07902-0690
          Attention: Roger Mehner, Esq
          Facsimile No.: (908) 277-6808

     12.3  Interpretation.

     When a reference is made to this Agreement to Sections, or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof' and terms of similar import, unless the context otherwise requires, shall be deemed to be October 4, 2000.

     12.4  Counterparts.

     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     12.5  Entire Agreement.

     This Agreement (including the documents and instruments referred to herein), constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect -to the subject matter hereof.

     12.6  Governing Law.

     This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law, and the Seller consents to jurisdiction in a Court of Common Pleas in Pennsylvania with respect to any claims arising out of this Agreement.

     12.7  Severability.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provision of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is deemed to be so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.

     12.8  Publicity.

     Except as otherwise required by law, neither the Seller nor the Buyer nor either of their subsidiaries shall be permitted to issue or cause the publication or any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not by unreasonably withheld.

     12.9  Assignment.

     Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that Buyer and Seller shall each have the right to assign its right, interest or obligations hereunder to a wholly-owned subsidiary of Buyer so long as Buyer remains liable for all terms, conditions, obligations and agreements contained in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer and Seller have caused this
Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

                                 NUI CORPORATION (SELLER)

                                 s/John Kean, Jr.

                                 By: John Kean, Jr.
                                     President and Chief
                                     Executive Officer

                                 C & T ENTERPRISES, INC. (BUYER)

                                 s/Robert O. Toombs

                                 By: Robert 0. Toombs
                                     President and Chief
                                     Executive Officer



ASSET SALE AGREEMENT BY AND BETWEEN
NUI CORPORATION AND C&T ENTERPRISES, INC.

SCHEDULES

1.1           --  Real Property Owned
1.2(a)        --  Real Property Leased
1.2(b)        --  Easements
1.3           --  Equipment
1.4           --  Transportation and Storage Contracts/Supply
                  Contracts
2.2           --  Allocation of Purchase Price
  4           --  Assumption of Liabilities
5.4           --  Seller's Consents and Approvals
5.5           --  Claims and Litigation
5.9(a)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of September 30, 1999
5.9(b)        --  Balance Sheet and Related Income Statement of
                  VCW Business as of June 30, 2000
5.12          --  Intangible Assets
5.13          --  Exceptions to Title to Assets
5.14(a)       --  Employment Agreements
5.14(b)       --  Employee Welfare Benefit Plans
5.14(d)       --  Seller's Saving Plan
5.15          --  Personnel Identification and Compensation
5.17(b)       --  Environmental Matters
5.17(c)       --  Exceptions to Environmental Permits
5.19          --  Definition of Seller's Knowledge
6.4           --  Buyers Consents
6.8           --  Definition of Buyer's Knowledge



                              SCHEDULE 1.1

                           Real Property Owned

Sayre 0ffice
523 S. Keystone Avenue
Sayre, PA  18840

Service Center
527 S. Keystone Avenue
Sayre, PA  18840

Athens Plant (pipe yard/storage, district regulator station)
Walnut Street
Athens. PA  1981l



                             SCHEDULE 1.2(a)

                           Real Property Leased

Propane Air Plant
New Street
Athens, PA  18810
Athens. PA I SS 10

City Gate Station
Franklin Road
Monroeton. PA



                             SCHEDULE 1.2(b)

                                Easements

                               See Attached



                               SCHEDULE 1.4

                     Transportation and Storage Contracts/
                              Supply Contracts

                                See Attached



                Valley Cities/Waverly Transportation &
                     Storage/Supply Contracts

          Name                                      Description                                       DATE
Agf Direct Gas Sales Inc           Base Agreement For Sale & Purchase Of Gas
02/22/1996
Aquila Energy Marketing Corp       Base Agreement For Sale & Purchase Of Gas
07/01/1996
Belden & Blake Corp                Netting & Set-Off Agreement                                      02/01/1998
Belden & Blake Corp                Base Agmt For Sale & Purchase Of Gas
11/12/1997
Citrus Trading Corp                Base Agreement For Sale & Purchase Of Gas
03/01/1996\
Coral Energy Resources Lp          Base Agreement For Sale & Purchase Of Gas
04/01/1996
Energy Source Inc.                 Base Agreement For Sale & Purchase Of Gas
05/01/1996
Equitable Resources (Eri, Inc.     Base Agreement For Sale & Purchase of Gas
05/01/1996
Florida Gas Utility                Base Agreement For Sale & Purchase Of Gas
04/18/1996
Igm Inc                            Base Sale & Purchase Agreement                                   01/12/1996
Natural Gas Clearinghouse          Base Agreement For Sale & Purchase Of Gas
12/01/1996
Noram Energy Services Inc          Base Agreement For Sale & Purchase Of Gas
05/01/1996
Norstar Energy Lp                  Base Agreement For Sale & Purchase Of Gas
04/01/1996
North Atlantic Utilities           Base Agreement For Sale & Purchase Of Gas
03/06/1996
Pan Energy Gas Services Inc        Base Agreement For Sale & Purchase Of Gas
05/01/1996
Peco Gas Supply Company            Gas Sale & Purchase Agreement
02/21/1996
Perry Gas Companies Inc            Base Agreement For Sale & Purchase Of Gas
06/01/1996
Teco Gas Marketing                 Base Sale & Purchase Agreement                                   01/15/1996
Tejas Power Corporation            Gas Sale & Purchase Agreement                                    02/21/1996
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #935                                   09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #936                                   09/01/1993
Tennessee Gas Pipeline Co*         Gas Transportation Agmt - #959
09/01/1993
Tennessee Gas Pipeline Co          Gas Transportation Agmt - #2157
09/01/1993
Tennessee Gas Pipeline Co          Partial Assignment Agmt                                          09/01/1993
Tennessee Gas Pipeline Co          Operational Balancing Agmt                                       09/01/1993
Tennessee Gas Pipeline Co.         Gas Storage Contract - #2277                                     09/01/1993
Texaco Natural Gas, Inc.           Base Agreement For Sale & Purchase Of Gas
06/01/1996
Transcanada Gas Services Inc*      Base Agreement For Sale & Purchase Of Gas
05/01/1996



                          SCHEDULE 2.2

                   Allocation of Purchase Price



                          SCHEDULE 4

                   Assumption of Liabilities

                         Capital Leases
      Accounts Payable that have become due and payable
       no more than 45 days prior to the Closing Date
                         Customer Deposits
                Customer Advances for Construction
                      Regulatory Liabilities
                Over Received Purchased Gas Cost
                    Budget Billing Liabilities
                       Real Property Leases
   Contracts (Subject to Seller's retained rights thereunder)
                            Easements
  Collective Bargaining Agreement, if any reached with the Union
                      Office Equipment Leases
    Radio Tower Lease at Round Top Park, Athens Township, P.A.



                           SCHEDULE 5.4

                  Seller's Consents and Approvals

      The consents of or filings with the applicable public
       utility commissions in the following jurisdictions
                  must be obtained or made:

                            New Jersey
                             New York
                           Pennsylvania
                  Florida (post-closing filing only)

     The transactions contemplated by this Agreement may also require a filing or filings under the Hart-Scott-Rodino Act

             See also attached consents to assignment list



                          SCHEDULE 5.5

                     Claims and Litigation

                             None



                          SCHEDULE 5.9(a)

      Balance Sheet and Related Income Statement of VCW Business
                      as of September 30, 1999

                            See Attached



                     Valley Cities/Waverly
                      Statement of Income
                          1999-09-30

Operating Margins
  Operating Revenues                                 $9,280,074
  Purchased Gas and Fuel                              5,312,951
  Energy Taxes                                          263,276
Total Operating Margins                               3,703,846

Operations:
  Total Labor                                           732,662
  Employee Benefits                                      50,713
  Outside Services                                      127,810
  Provision for Bad Debt                                101,666
  Other Operating Expenses                               96,951
  Insurance                                                   -
  Travel & Entertainment                                  4,832
  Rents & Leases                                         19,886
  Dues and Memberships                                    7,125
  Materials & Supplies                                  230,072
  Amortizations                                           4,225
  Allocations                                           513,133
  Inter-Deptl Chgs                                      411,570
  Capitalized Costs                                     (37,104)
  Non-Recurring Items                                  (323,836)
Total Operations and Maintenance Exp.                 1,942,838

  Depreciation                                          439,294
  Amortization of Acq. Adjustment                       106,967
  Other General Taxes                                   291,669
Total Other Operating Expenses                        2,780,768

Net Operating Income                                    923,078

Other Income (Expense)                                     (138)

Income before Interest Expense                          922,940

Interest Expense
  Interest on Long-term Debt                            289,047
  Other Interest                                        171,330
  Amort. of Debt Expenses and Premiums                   28,149
    Total Interest Expense                              488,526
  Net Income (Loss) before Income Taxes                 434,414

    Income Taxes                                        171,014
  Net income (Loss) After Income Taxes                $ 263,400



                                                 SCHEDULE 5.9(a)
                          NUI Corporation
                           Balance Sheet
                            1999-09-30

                                                       VCW

Assets
Utility Plant
  Utility Plant in Service                        $ 15,635,015
  Construction Work-in-Progress                        521,682
  Unamortized Utility Plant Acq. Adj.                2,629,603
  Accumulated Depreciation-Utility                  (5,600,083)
Net Utility Plant                                   13,186,217

Current Assets
  Cash                                                  11,446
  Accounts Receivable                                  264,302
  Allowance for Uncollectible Accounts                 (69,444)
  Fuel Inventory                                       770,288
  Plants Materials & Supplies                          156,353
  Merchandise Inventory                                 69,192
  Prepayments & Other                                1,172,614
Total Current Assets                                 2,374,751

Other Assets
  Unamortized Debt Expense                              40,565
  Environmental Clean-up Costs                          28,576
  Other Regulatory Assets                              535,989
  Restricted Cash                                       43,357
  Deferred Charges and Other                            22,801
Total Other Assets                                     671,298
                                                    $16,232,257

Liabilities & Divisional Equity
Capitalization
  Common Stock                                     $
  Paid-in Capital                                    6,190,677
  Unappropriated Retained Earnings                    (299,641)
Total Capitalization                                 5,891,036

Long-Term Debt
  Medium-Term Notes                                  3,672,400
Total Long-Term Debt                                 3,672,400

Current Liabilities

  Notes Payable to Banks                             2,824,425
  Accounts Payable                                     673,164
  Customer Deposits                                      2,601
  Accrued Interest Payable                               4,300
  Federal Income Taxes                                 167,996
  Overrecovered Purchased Gas Costs                    844,154
  Miscellaneous Current & Accrued Liabilities           97,989
Total Current Liabilities                            4,614,629

Deferred Credits and Other Liabilities
  Deferred Federal Income tax                        1,184,277
  Unamortized Investment Tax Credits                   104,053
  Order 636 Liability                                  192,262
  Customer Advances for Construction                    81,633
  Other Deferred Credits                                13,011
  Regulatory Liabilities                               478,956
Total Deferred Credits & Other Liabilities           2,054,192

                                                   $16,232,257



                           SCHEDULE 5.9(b)

    Balance Sheet and Related Income Statement of VCW Business
                        as of June 20, 2000

                              See Attached



                                               SCHEDULE 5.9(b)
                             NUI Corporation
                         Combining Balance Sheet

                                                     VCW
Assets
Utility Plant
  Utility Plan in Service                        $ 16,501,249
  Construction Work-in-Progress                        94,349
  Utility Plant Acq. Adj.                           3,219,013
  Accumulated Amortization - PAA                     (669,635)
  Accumulated Depreciation - Utility               (6,012,943)
Net Utility Plant                                  13,132,034

Current Assets
  Cash                                                134,961
  Accounts Receivable                                 529,939
  Allowance for Uncollectible Accounts               (119,122)
  Fuel Inventory                                      306,801
  Plant Materials & Supplies                          136,143
  Merchandise Inventory                                65,186
  Prepaid Energy Taxes                                 13,982
  Prepayments & Other                               1,244,051
Total Current Assets                                2,311,942

Other Assets
  Unamortized Debt Expenses                            19,915
  Environmental Clean-up Costs                         28,576
  Other Regulatory Assets                             451,512
  Restricted Cash                                      44,332
Total Other Assets                                    544,335
                                                 $ 15,988,311

Liabilities & Divisional Equity
Capitalization
  Common Stock                                   $          -
  Paid-In Capital                                  6,190,677
  Unappropriated Retained Earnings                   (202,244)
Total Capitalization                                5,988,433

Long-Term debt
  Medium-Term Notes                                 3,672,400
Total Long-Term Debt                                3,672,400

Capital Lese Obligations                               28,382

Deferred Credits and Other Liabilities
  Deferred Federal Income Tax                       1,040,229
  Unamortized Investment Tax Credits                   98,716
  Order 636 Liability                                 192,262
  Customer Advances for Construction                   78,095
  Other Deferred Credits                               13,011
  Regulatory Liabilities                              403,283
Total Deferred Credits & Other Liabilities          1,825,596
                                                 $ 15,988,311



                                                 SCHEDULE 5.9(b)
                      Valley Cities/Waverly
                       Statement of Income
                      YTD as of 2000-06-30

Operating Margins
  Operating Revenues                          $7,644,435
  Purchased Gas and Fuel                       4,388,242
  Gross Receipts and Franchise Taxes             107,512
Total Operating Margins                        3,148,681

Other Operating Expenses
  Operations and Maintenance                   1,621,326
  Depreciation                                   348,219
  Amortization of Acq. Adjustment                 80,225
  Other General Taxes                            225,360
Total Other Operating Expenses                 2,305,130

Other Income (Expense)                               337

Interest Expense
  Interest on Long-term Debt                     216,785
  Other Interest                                 173,898
  Amort. of Debt Expenses and Premiums            20,650
Total Interest Expense                           411,333

Net Income (Loss) before Income Taxes           $432,554

Income Taxes                                     164,161

Net Income (Loss) After Income Taxes            $268,393



                          SCHEDULE 5.12
                        Intangible Assets

Valley Cities Gas
Waverly Gas
and all other tradenames, trademarks, service names and service marks, whether registered or unregistered, in connection with the VCW Business other than names or marks including the "NUI" name.



                          SCHEDULE 5.13
                   Exceptions to title to Assets

Vehicles:

YEAR        MAKE          MODEL                   VIN

1998        Merc          Grand Marquis    2MEFM74W8WX682477
2000        Ford          F 450            1FDXF46S7YED40947
1999        Ford          Van              1FTPE2421XHB98820
2000        Ford          F150             1FTRX18W5YNB26029
2000        Ford          F250             1FTNX21LXYEE41137
1996        Case          1840             JAF0159086
1997        Ford          F150             1FTDF1728VNC88776
1979        Ford          F150             1FTDF1725VNC82806

Other Equipment:

Quantity    MAKE          MODEL

1           Pitney Bowes  E500 Mail Machine
1           Pitney Bowes  A523 Scale
1           Pitney Bowes  A900 Postage Meter
1           Konica        7040 Copier



                         SCHEDULE 5.14(a)

                       Employment Agreements

                               None

Seller's collective bargaining agreement with the International Brotherhood of Teamsters, Chauffeurs, Warehouseman and Helpers ("Union") has expired. The Company provided its last and bet offer to the Union in August, 2000 which agreement has not yet been formally accepted by the Union. A copy of the last and best offer to the Union response has been provided to Buyer.



                         SCHEDULE 5.14(b)

                   Employee Welfare Benefit Plans

Pennsylvania and Southern Employee Pension Plan

NUI Savings and Investment Plan

Employee Stock Purchase Plan



                          SCHEDULE 5.14(d)

                            Savings Plan

                               None



                          SCHEDULE 5.15

            Personnel Identification and Compensation

                           See Attached



               Employee Base Salary as of 07/2000

EmplID      Eff Date         Name                Group        Status    Annual Rt
<s>         <c>         <c>                      <v>          <v>       <c>
45042       2000-01-01  Bennett, Lori A          VB1            A       19,749.79
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43303       2000-01-01  Ciavardini, Gloria L.    VB1            A       16,081.42
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       2000-01-01  Garrity, Elizabeth C.    VB1            A       19,590.48
45034       2000-01-01  Gillette, Sally E.       VB1            A       22,264.53
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       2000-01-01  Hickey, Timothy M.       VB1            A       24,283.58
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       2000-01-01  Johnston, Keith R.       VB1            A       40,753.44
43247       2000-01-01  Johnston, Marjorie M.    VB1            A       33,321.60
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43297       2000-01-01  Lohmann, Michael         VB1            A       31,753.80
45071       2000-02-01  May, Timothy E.          VB1            A       26,395.20
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
46364       2000-05-12  Middaugh, Brian          VB1            A       12,480.00
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       2000-01-01  Stivason, Sharon L.      VB1            A       31,725.81
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams,  Douglas W.    VB1            A       29,993.60
43341       2000-02-18  Bowers, Dale K.          VB2            A       40,589.64
45037       2000-01-01  Crocker, Robert J.       VB2            A       58,953.00
45027       2000-01-01  Hurd, Stephen D.         VB2            A       41,958.07



                  Employee Base Salary as of 07/1999

EmplID      Eff Date         Name                Group        Status    Annual Rt
43341       1999-06-01  Bowers, Dale K.          VB2            A       38,656.80
45037       1999-01-04  Crocker, Robert J.       VB2            A       56,959.00
45027       1999-06-01  Hurd, Stephen D.         VB2            A       40,539.20
45042       1999-01-04  Bennett, Lori A.         VB1            A       19,081.92
43320       1998-10-07  Chandler, Ronald L.      VB1            A       29,993.60
43273       1999-04-01  Chilson, Timothy         VB1            A       34,736.00
43303       1999-04-01  Ciavardini, Gloria L.    VB1            A       15,537.60
43224       1998-10-07  Farrell, David S.        VB1            A       27,726.40
45088       1999-04-01  Garrity, Elizabeth C.    VB1            A       18,928.00
45034       1999-04-20  Gillette, Sally E.       VB1            A       21,881.60
43278       1998-10-07  Hawley, Michael L.       VB1            A       29,993.60
45004       1999-04-01  Hickey, Timothy M        VB1            A       23,462.40
45026       1998-10-07  Hunter, Dale O.          VB1            A       27,726.40
43330       1999-01-04  Johnston, Keith R.       VB1            A       38,812.80
43247       1999-04-01  Johnston, Marjorie M.    VB1            A       29,806.40
45008       1998-10-07  Kremer, Paul             VB1            A       27,726.40
43249       1998-10-07  Lewis, Steven            VB1            A       27,726.40
43297       1999-01-04  Lohmann, Michael         VB1            A       30,680.00
45071       1999-05-01  May, Timothy E.          VB1            A       26,062.40
43298       1998-10-07  Merrill, Leslie          VB1            A       29,993.60
45044       1999-04-19  Moore, Carla K.          VB1            T       16,182.40
44992       1998-10-07  Page, John W.            VB1            A       26,561.60
45062       1998-10-07  Place, Steven A.         VB1            A       27,726.40
45078       1999-02-18  Rogers, Edward E.        VB1            A       27,726.40
45050       1999-01-04  Stivason, Sharon L.      VB1            A       30,652.96
45021       1998-10-07  Watkins, Howard M.       VB1            A       26,561.60
43283       1998-10-07  White, David L.          VB1            A       26,561.60
45006       1998-10-07  Williams, Douglas W.     VB1            A       29,993.60



                       SCHEDULE 5.17(b)

                     Environmental Matters

Release of dilute ethylene glycol/water mixture at Athens
Propane-Air facility in 1995 and 1996.  See memorandum dated
July 20, 2000 and, NUI Valley cities Gas Service/NUI Waverly Gas
Service Environmental Compliance Baseline provided with due diligence matters.



                       SCHEDULE 5.17(c)

              Exceptions to Environmental Permits

                             None



                          SCHEDULE 5.19

                 Definition of Seller's Knowledge

Members of Seller's management team deemed to have knowledge for purposes of the term ("Seller's Knowledge"):

                               John Kean, Jr.
                               Robert Lurie
                             Victor Fortkiewicz
                              Marck Abramovic
                              James Van Horn
                              Robert J. Crocker



                         SCHEDULE 6.4

                        Buyer's Consents

             Rural Utilities Service of the Department of
Agriculture Pennsylvania Public Utility Commission New York
Public Service Commission Securities and Exchange Commission



                         SCHEDULE 6.8

                 Definition of Buyer's Knowledge

Members of Buyer's management team deemed to have knowledge for purposes of the term ("Buyer's Knowledge")

                               Robert O. Tombs
                               Craig Eacher



                                                  EXHIBIT G-1

                 SECURITIES AND EXCHANGE COMMISSION


(Release No. 35-     )

Filing under the Public Utility Holding Company Act of 1935
             , 2001

C&T Enterprises, Inc., et. al. (70-    )

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) in any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December 31, 2001, to the Secretary, Securities and Exchange Commission, Washington, DC, 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, May be granted and/or permitted to become effective.

     C&T Enterprises, Inc., ("C&T"), RR 2, Box 17, Wysox, PA 18854; Tri-County Rural Electric Cooperative, Inc., ("Tri-County"), 22 North Main Street, Box 256, Mansfield, PA 16933-0448; Claverack Rural Electric Cooperative, Inc., ("Claverack"), RR 2, Box 17, Wysox, PA 18854; Valley Energy Company, ("Valley"), 523 South Keystone Ave., Sayre, PA. 18840; and Wilderness Area Utilities, Inc., ("Wilderness"), P.O. Box 448, 22 North Main Street, Mansfield, PA 16933-0448; have filed an application/ declaration under Sections 3(a), 9(a), and 10 of the Act. Valley is currently not subject to the Act. C&T, Claverack, Wilderness and Tri-County currently are exempted from all provisions of the Act except Section 9(a)(2) through Commission ordered exemptions pursuant to Section 3(a)(1) of the Act.

     Tri-County, Claverack indirectly and C&T directly propose first to acquire all of the natural gas assets of NUI Corporation located in northern Pennsylvania and southern New York and then contemporaneously purchase all of the common stock of a Pennsylvania corporation, Valley, to which will be
transferred all of the NUI natural gas related assets.   Valley
shall be an investor-owned public utility subject to regulation by the Pennsylvania Public Utility Commission and the New York Public Service Commission.

     The asset acquisition is the result of an executed asset purchase agreement for the purchase of all of the natural gas assets of NUI Corporation located in northern Pennsylvania and southern New York. Contemporaneously C&T will form Valley through the purchase of all of Valley's common stock. Tri-County and Claverack each own 50% of the shares of common stock of C&T. In turn, C&T will own 100% of the common stock of Valley. The Boards of Directors of C&T, Tri-County, Claverack and NUI have approved the transaction. C&T, Tri-County, Claverack are each exempt holding companies pursuant to the Act.

     Tri-County serves approximately 17,000 customers in Northcentral Pennsylvania. Tri-County owns 100% of the stock of an exempt holding company, Wilderness, which in turn owns 100% of the stock of Wellsboro Electric Company, ("Wellsboro"). Wellsboro serves approximately 5,500 customers in Northcentral Pennsylvania. Tri-County surrounds Wellsboro's service territory.

     Claverack's service territory is contiguous to that of Tri-County. It serves approximately 17,000 customers in Northcentral and Northeastern Pennsylvania. Valley's service territory overlays the borders of where Tri-County and Claverack meet. Valley will serve approximately 6,300 customers in northern Pennsylvania and southern New York. Citizens' serves approximately 6,300 customers in Central Pennsylvania in and around the Borough of Lewisburg. It is not contiguous to any other applicant(s)/declarant(s). All of the electric applicant(s)/ declarant(s) are interconnected through various transmission-owning members of the PJM Control Area. Valley shall be a natural gas utility whose Pennsylvania and New York facilities will be connected by various sized pipe.

     Upon consummation of the acquisition, Citizens', Wellsboro and Valley shall remain subject to localized management and control. Valley will retain its existing management team.

     The applicant(s)/declarant(s) intend to continue to operate the electric systems as a fully integrated and coordinated electrical system achieving various economies of scale and efficiencies estimated at $3.4 million over the 2001-2007 time period. The Federal Energy Regulatory Commission has approved a restructured PJM. PJM now operates as a fully coordinated power grid integrating all transmission-owning members of PJM, including those entities interconnecting with the applicant(s)/declarant(s) which operate public utility systems. Valley will remain as it is now an integrated natural gas company located in Pennsylvania and New York. A small of portion of Valley's assets and customers are located in New York and a small portion of its revenues will be generated in New York.

     Applicant(s)/declarant(s) contend that after the acquisition, C&T, Wilderness, Tri-County and Claverack will continue to remain predominantly intrastate (i.e., Pennsylvania) holding companies that will not derive any material part of their income from any out-of-state utility subsidiary and have requested exemption under Section 3(a)(1) from all aspects of the Act except Section 9(a)(2). Further, Tri-County and Claverack have, in the alternative, requested, under Section 3(a)(2), an exemption from all provisions of the Act except 9(a)(2). Finally, Wellsboro and Citizens' shall remain subject to comprehensive regulation by the Pennsylvania Public Utility Commission for all aspects of their operations. Valley shall remain subject to the comprehensive regulation of the Pennsylvania Public Utility Commission and the New York Public Service Commission for all aspects of its respective jurisdictional operations.

     For the Commission, by the Division of Investment
Management, under delegated authority.